Form 20-F
period 1997-12-31
PETROFINA
filed 1998-06-29
CIK 1045182

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

   (MARK ONE)
      [  ]        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
                  (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                               OR
      [X]         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                  THE SECURITIES EXCHANGE ACT OF 1934
                          FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997
                                               OR
      [  ]        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                  THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE TRANSITION PERIOD FROM ____________ TO ____________

                                 COMMISSION FILE NUMBER 1-14672

                                   PETROFINA
             (Exact name of registrant as specified in its charter)

                     N/A                                     KINGDOM OF BELGIUM
         (Translation of registrant's                  (Jurisdiction of incorporation
              name into English)                              or organization)

                             52 RUE DE L'INDUSTRIE
                            B-1040 BRUSSELS, BELGIUM
                    (Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the
Act:

             TITLE OF EACH CLASS                 NAME OF EACH EXCHANGE ON WHICH REGISTERED
             -------------------                 -----------------------------------------
            Ordinary Voting Shares                        New York Stock Exchange*
 American Depositary Shares each representing             New York Stock Exchange
     one-tenth of one Ordinary Voting Share

     Securities registered or to be registered pursuant to Section 12(g) of the
Act:  None

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     23,420,432 Ordinary Voting Shares (as of December 31, 1997)

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                               Yes [X]     No [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow.
                          Item 17 [ ]     Item 18 [X]
---------------

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
================================================================================

                               TABLE OF CONTENTS

                                                                             PAGE
                                                                             ----
                                                                               1
EXCHANGE RATES.............................................................
                                                                               2
GLOSSARY...................................................................
                                                                               3
ABBREVIATIONS..............................................................
                                                                               3
CONVERSION TABLE...........................................................
PART I
     Item  1.  Description of Business.....................................    4
     Item  2.  Description of Property.....................................   27
     Item  3.  Legal Proceedings...........................................   27
     Item  4.  Control of Registrant.......................................   27
     Item  5.  Nature of Trading Market....................................   28
     Item  6.  Exchange Controls and Other Limitations Affecting Security
               Holders.....................................................   30
     Item  7.  Taxation....................................................   31
     Item  8.  Selected Consolidated Financial Information.................   35
     Item  9.  Management's Discussion and Analysis of Financial Condition
               and Results of Operations...................................   37
     Item 9A.  Quantitative and Qualitative Disclosures About Market
               Risk........................................................   51
     Item 10.  Directors and Officers of Registrant........................   54
     Item 11.  Compensation of Directors and Officers......................   58
     Item 12.  Options to Purchase Securities from Registrant or
               Subsidiaries................................................   58
     Item 13.  Interest of Management in Certain Transactions..............   58
PART II
     Item 14.  Description of Securities to be Registered..................   58
PART III
     Item 15.  Defaults upon Senior Securities.............................   59
     Item 16.  Changes in Securities and Changes in Security for Registered
               Securities..................................................   59
PART IV
     Item 17.  Financial Statements........................................   59
     Item 18.  Financial Statements........................................   59
     Item 19.  Financial Statements and Exhibits...........................   59

     IN THIS ANNUAL REPORT, (i) REFERENCES TO THE "COMPANY" ARE TO PETROFINA S.A., AND (ii) REFERENCES TO "PETROFINA" OR THE "GROUP" ARE TO THE COMPANY AND ITS CONSOLIDATED SUBSIDIARIES. FOR DEFINITIONS OF OTHER TERMS USED HEREIN, SEE THE GLOSSARY BELOW.

                                 EXCHANGE RATES

     Most currency amounts in this Annual Report are expressed in Belgian francs ("Belgian francs" or "BEF") or in United States dollars ("dollars" or "US $"). Solely for the reader's convenience, this Annual Report contains translations of certain Belgian franc amounts into dollars. These translations should not be considered representations that the Belgian franc amounts actually represent such dollar amounts or could be converted into dollars at specified rates. Unless otherwise stated, the translations have been made at 37.08 Belgian francs per dollar (US $0.0270 per Belgian franc), the noon buying rate in New York City for cable transfers in Belgian francs as certified for customs purposes by The Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 1997.

     The table below sets forth, for the periods and dates indicated, certain information concerning the exchange rate for the Belgian franc against the dollar based on the Noon Buying Rate. Such rates were not used by the Company in the preparation of its Consolidated Financial Statements included herein.

                      BELGIAN FRANC/DOLLAR EXCHANGE RATES
                          (BELGIAN FRANCS PER DOLLAR)

                                                               AT END     AVERAGE
                            YEAR                              OF PERIOD   RATE(1)   HIGH     LOW
                            ----                              ---------   -------   -----   -----
1993........................................................    36.24      34.77    37.18   32.25
1994........................................................    31.85      33.17    36.53   30.73
1995........................................................    29.43      29.29    31.94   27.94
1996........................................................    31.71      31.02    32.27   29.50
1997........................................................    37.08      35.90    38.82   31.74
1998 (through May 29, 1998).................................    36.79      37.44    38.50   36.27

---------------
(1) The average of the exchange rates on the last business day of each full month during the relevant period.

     On May 29, 1998, the Noon Buying Rate was 36.79 Belgian francs per dollar (US $0.027 per Belgian franc).

     Fluctuations in the exchange rate will affect the dollar equivalent of the Belgian franc price of PetroFina Shares on the Brussels Stock Exchange and, as a result, are likely to affect the market price of PetroFina ADSs in the United States. Such fluctuations would also affect the dollar amounts received by holders of the PetroFina ADSs on conversion by the Depositary (as defined below) of cash dividends paid in Belgian francs on the PetroFina Shares underlying the PetroFina ADSs. For information regarding the effects of currency fluctuations on PetroFina's results, see "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                    GLOSSARY

Unless the context indicates otherwise, the following terms have the meanings shown below:

"acreage"..................  The total area, expressed in acres, over which
                             PetroFina has interests in exploration or production. "Net acreage" is PetroFina's interest, expressed in acres, in the relevant exploration or production area.

"aromatics"................  Organic compounds, such as benzene, which contain one or more unsaturated cyclic structures with delocalized electrons.

"ADRs".....................  American Depositary Receipts evidencing PetroFina
                             ADSs.

"barrels" or "bbls"........  Barrels of crude oil, including condensate and natural gas liquids.

"catalytic cracking".......  A process by which hydrocarbon molecules are broken down (cracked) into lighter fractions by the action of a catalyst.

"condensate"...............  Light hydrocarbon substances produced with natural gas which condense into liquid at normal temperatures and pressures associated with surface production equipment.

"conversion"...............  Transformation of heavy fractions into light ones.
                             The term "deep conversion" refers to one such process used for heavy fuel oils.

"crude oil"................  Crude oil, including condensate and natural gas liquids.

"desulphuration"...........  A generic name given to processes used to eliminate or reduce various degrees of sulphur in petroleum products.

"distillation".............  A process by which liquids are separated or refined by vaporization followed by condensation.

"LPG"......................  Liquefied petroleum gas.

"PetroFina ADSs"...........  American Depositary Shares representing the
                             PetroFina Shares. Each PetroFina ADS represents one-tenth of one PetroFina Share.

"PetroFina Shares".........  Ordinary voting shares of PetroFina S.A.

"proved reserves"..........  Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

"proved developed
reserves"..................  Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

"proved undeveloped
reserves"..................  Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion, but does not include reserves attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

"steam cracking"...........  A process by which hydrocarbon molecules are split
                             (cracked) into lighter fractions by steam.

"stream day"...............  A day when a refinery is in operation.

                                 ABBREVIATIONS

bbl.........  barrel                     /d..........  per day
cf..........  cubic feet                 /y..........  per year
boe.........  barrels of oil equivalent  m...........  thousand
t...........  tonne                      M...........  million
bpsd........  barrels per stream day     B...........  billion

                                CONVERSION TABLE

1 barrel.....................  = 42 U.S. gallons
1 barrel of oil equivalent...  = 1 barrel of crude oil        = 6,000 cubic feet of gas(1)
1 barrel of crude oil per      = approximately 50 tonnes of
  day........................    crude oil (33 API) per year
1 cubic meter................  = 35,315 cubic feet
1 kilometer..................  = approximately 0.62 miles
1 square kilometer...........  = 247.1 acres
1 tonne......................  = 1 metric ton                 = 1,000 kilograms
                                                                (approximately 2,203
                                                                pounds)
1 tonne of crude oil.........  = 1 metric ton of crude oil    = approximately 7.3 barrels
                                                                of crude oil (assuming a
                                                                specific gravity of 33
                                                                degrees API (American
                                                                Petroleum Institute))

---------------
(1) Natural gas is converted to barrels of oil equivalent using an industry-accepted ratio of cubic feet of actual gas per barrel.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

     PetroFina is an international integrated oil and gas company active in all sectors of the petroleum industry: exploration and production, refining, marketing of refined petroleum products, petrochemicals and paints. Headquartered in Brussels (Belgium), the Group has a global presence and employs over 14,500 people. Founded in 1920, the Company is the fifteenth largest publicly traded integrated oil and gas company in the world (in each case based on market capitalization).

     PetroFina's operations are organized into four principal business segments:
(1) Upstream (exploration, development and production of crude oil and natural gas and marketing of natural gas), (2) Downstream (refining, supply and trading and marketing), (3) Chemicals and (4) Paints.

     Upstream. PetroFina currently pursues exploration, development and production of crude oil and natural gas in 12 countries. In 1997, the Group's average daily production was 243,000 barrels of oil equivalent per day. PetroFina estimates that the Group's consolidated proved reserves at December 31, 1997 were 848 million barrels of oil equivalent. Crude oil represented 70% and natural gas represented 30% of these reserves. PetroFina's reserves are located principally in the North Sea (Norway and United Kingdom) and the United States. The Group also markets its U.S. natural gas production through a division of the Upstream segment. PetroFina's Upstream strategy is to concentrate its activities in selected geographic areas where it believes it has technical expertise and good partnerships with governmental bodies and other commercial producers.

     Downstream. PetroFina is engaged in refining crude oil into motor fuels (gasoline, diesel, jet fuels), kerosene, heating oil, other fuels, base chemicals and feedstocks for chemical production through six refineries in Europe, the United States and Angola. As of January 1, 1998, the Group's share of the refineries' aggregate installed refining capacity was approximately 736,000 barrels per day. PetroFina's marketing operations include a network of approximately 6,300 service stations in Europe and the United States, marketing under the brand name "FINA." PetroFina's supply and trading division is also engaged in trading of crude oil and distilled petroleum products.

     Chemicals. PetroFina produces monomers (ethylene, propylene and styrene), polyolefins (polypropylene and high-density polyethylene), styrene polymers and copolymers (polystyrene and thermoplastic elastomers) for industrial use, as well as oleochemicals. In 1997, PetroFina produced 1,900 thousand tonnes of monomers and 2,170 thousand tonnes of polymers. As of December 31, 1997, PetroFina was among the top four producers of polypropylene in the world, the top four producers in the European high-density polyethylene market and the top three producers in the United States polystyrene market (in each case, based on combined production capacity and sales volume). The Group has chemical plants at Antwerp, Feluy, Ghent and Oelegem in Belgium and at La Porte (Texas), Carville (Louisiana) and Bayport (Texas) in the United States.

     Paints. PetroFina owns the Sigma Coatings Group ("Sigma"), which is the fifth largest producer of decorative paints in Europe based on sales. Sigma also produces industrial, anti-corrosion and marine paints.

                                    UPSTREAM

OVERVIEW OF UPSTREAM ACTIVITIES

     The Upstream segment includes all activities associated with the exploration, development and production of PetroFina's oil and gas interests, which are presently located in 12 countries, as well as the Group's natural gas marketing operations. Since the early 1990s the Group has focused its Upstream activities on the following core geographic areas: the North Sea, Italy, the United States, Vietnam and Africa. As a result, PetroFina has discontinued its exploration activities in a number of non-strategic areas. In addition to its operations in the core areas, PetroFina has continued to evaluate several other regions with high potential in the Middle East and the Caspian Sea area in order to assure the future replacement of its reserves.

     As of December 31, 1997, PetroFina had approximately 27,000 square kilometers (6,671,700 acres) of net exploration acreage. Consistent with industry practice, PetroFina often holds a percentage interest in its acreage, with the balance held by other joint venture partners (which generally include other oil companies, state oil companies or government entities). Contractual arrangements between co-venturers generally are governed by an operating agreement, which provides for costs, entitlements to production and liabilities to be shared according to percentage interests, and for one co-venturer to be appointed operator to conduct operations under the overall supervision and control of an operating committee consisting of a representative of each co-venturer. While operating agreements generally provide for liabilities to be borne by the co-venturers according to their respective percentage interests, licenses from the relevant government authority generally provide that the co-venturers are jointly and severally liable for their obligations to that government authority under the applicable license. These obligations generally include the removal or decommissioning of installations upon the cessation of operations. PetroFina has interests in producing acreage in seven countries and currently acts as an operator in eight countries. See
"-- Upstream Activities by Geographic Region" below for descriptions of the Group's principal producing fields.

     The table below shows the Group's current Upstream activities by country.

                                                              EXPLORATION   PRODUCTION   OPERATOR
                                                              -----------   ----------   --------
EUROPE:
     Italy..................................................       x            x           x
     Netherlands............................................       x
     Norway.................................................       x            x           x
     United Kingdom.........................................       x            x           x
NORTH AND SOUTH AMERICA:
     United States..........................................       x            x           x
     Falkland Islands.......................................       x
     Canada.................................................       x            x
AFRICA:
     Angola.................................................       x            x           x
     Libya..................................................       x            x           x
     Democratic Republic of Congo (formerly Zaire)..........                    x           x
ASIA:
     Vietnam................................................       x                        x
     Azerbaijan.............................................       x

     The table below sets forth selected financial data for PetroFina's Upstream segment for each of the years indicated.

                                                                    FOR THE YEAR ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                               1997      1996         1995
                                                              -------   -------      -------
                                                                   (IN MILLIONS OF BEF)
Total operating revenue.....................................   88,265    65,212       48,598
Inter-segment sales.........................................  (36,298)  (31,123)     (21,687)
Operating revenues to non-affiliates........................   51,967    34,089       26,911
Operating income............................................   25,288    24,165       13,400

EXPLORATION

     PetroFina's exploration strategy is to exploit its knowledge and position in key areas where it has an established operating base (the North Sea, Italy, the United States and Africa), to continue its exploration activities in areas where exploration has previously been restricted and which have significant potential (Vietnam, deep offshore Gulf of Mexico and Libya) and to extend its activities in areas which have the potential for large discoveries (the Caspian
Sea). PetroFina continuously seeks to consolidate and optimize its portfolio of net exploration acreage.

     PetroFina's total capital expenditures for exploration activities amounted to BEF 4,576 million, BEF 3,455 million and BEF 2,914 million, for the years ended 1997, 1996 and 1995, respectively. In 1997, PetroFina participated in 27 exploratory wells, for 16 of which it was operator, and added 2,511 square kilometers (620,468 acres) to its portfolio of net exploration acreage. Approximately 55% of the completed wells either discovered new potential reserves of crude oil or natural gas or upgraded existing discoveries. PetroFina also removed 734 square kilometers (181,371 acres) of acreage in 1997 from its portfolio of net exploration acreage where appraisals indicated a low probability of commercial reserves.

     Over ten discoveries in Angola, Vietnam, Libya, Alaska and the North Sea are awaiting appraisal and planning for potential development.

DEVELOPMENT

     The development stage occurs after completion of exploration and appraisal and prior to hydrocarbon production and involves the development of production facilities including platforms and pipelines. For offshore reserves the development stage can involve substantial expenditures and time, especially in areas without existing production infrastructure. PetroFina invested BEF 18,424 million, BEF 14,392 million and BEF 9,297 million, for the years ended 1997, 1996 and 1995, respectively, for development and production facilities.

     PetroFina's current activities include new development projects in the North Sea, North America and Italy, as well as redevelopment of producing facilities in the North Sea and Africa.

     Four new development projects are underway: (1) the Otter oil field in the U.K. sector of the North Sea (production start-up expected first half of 2000),
(2) the Genesis oil and gas field in the Gulf of Mexico (production start-up expected end of 1998), (3) the Badami oil field offshore Alaska (production start-up expected end of 1998), and (4) the onshore Tempa Rossa oil field in the Apennine mountains of southern Italy (production start-up expected in 2001). In addition, the Group is preparing a development project of the Girassol field in the deep waters offshore Angola (production start-up expected end 2000).

     PetroFina's largest and most productive Upstream asset, the Ekofisk complex in the Norwegian sector of the North Sea, is being completely redeveloped at a cost of over US $2.5 billion to allow for continued production in view of increasing subsidence of the ocean floor. PetroFina's share of the cost is estimated to be US $713 million. PetroFina expects the new installations to be operational in October 1998. Meanwhile, production from the Ekofisk complex continues at an approximate rate of 93,000 barrels of oil and 252 million cubic feet of natural gas per day (PetroFina net). For additional information regarding this redevelopment project, see "-- Upstream Activities by Geographic Region -- Europe" below. A redevelopment program of the Group's onshore fields in the Democratic Republic of Congo (formerly Zaire) and a rehabilitation program of its onshore fields in the province of Congo in Angola are also in progress.

PRODUCTION

     The Group's net production in 1997 was 54 million barrels of oil and 209 billion cubic feet of gas (55% of which was attributable to the Ekofisk complex, which is under redevelopment), which corresponds to an average daily production of 243,000 barrels of oil equivalent per day. This production was about 4% higher than in 1996 and 1995 and 12% higher than in 1994. Europe is the most significant production area, contributing 87% of total oil production and 63% of total gas production, or 78% of combined production. The United States contributes 19% of the Group's aggregate combined production, and the balance comes from Africa.

     The following table shows PetroFina's net production for each of the years indicated by hydrocarbon type and country:

                                                1997                 1996                 1995
                                         ------------------   ------------------   ------------------
                                           OIL        GAS       OIL        GAS       OIL        GAS
                                           ---        ---       ---        ---       ---        ---
                                         (MBBL/D)   (MCF/D)   (MBBL/D)   (MCF/D)   (MBBL/D)   (MCF/D)
EUROPE
     Italy.............................     --          8        --          7        --          7
     Norway............................     93        252        89        299        90        327
     United Kingdom....................     36        102        31        106        34         72
NORTH AMERICA
     Canada............................     --          5        --          4        --          4
     United States.....................     11        205        11        161        11        147
AFRICA
     Democratic Republic of Congo
       (formerly Zaire)................      3         --         4         --         4         --
                                           ---        ---       ---        ---       ---        ---
Consolidated Total.....................    143        572       135        577       139        557
EQUITY COMPANIES
     Angola............................      5         --         3         --         1         --
                                           ---        ---       ---        ---       ---        ---
          Total........................    148        572       138        577       140        557

     Approximately 90% of the Group's crude oil production is sold to the Downstream segment, which either sells or refines the production. The refined products are either used by the Chemicals segment, sold through the Group's wholesale and retail petroleum marketing activities or sold through the Group's supply and trading activities. The rest of the Group's oil and gas production is sold to third parties. See "Downstream."

RESERVES

     At December 31, 1997, the Group's consolidated combined net proved crude oil and natural gas reserves were approximately 848 million barrels of oil equivalent, approximately two-thirds of which were oil. 80% of the proved reserves are located in Europe, 16% in the United States and 4% in Africa.

     The table below sets forth PetroFina's estimated worldwide net proved reserves as of the dates indicated (including both developed and undeveloped reserves).

                                                  NET PROVED RESERVES AT DECEMBER 31,
                                -----------------------------------------------------------------------
                                        PERCENTAGE            PERCENTAGE            PERCENTAGE
                                        CHANGE FROM           CHANGE FROM           CHANGE FROM
                                1997       1996       1996       1995       1995       1994       1994
                                -----   -----------   -----   -----------   -----   -----------   -----
Crude Oil (Mbbl)..............    583       3.7         562       2.2         550       3.2         533
Natural Gas (Bcf).............  1,588      (8.8)      1,742      (1.3)      1,765       1.4       1,741
Combined(1) (Mboe)............    848      (0.6)        853       1.1         844       2.6         823

---------------
(1) See "Conversion Table" for the ratio used to convert cubic feet of natural gas to boe.

     PetroFina's internal petroleum reservoir engineers estimate proved reserves using geological and engineering data to determine whether the crude oil or natural gas in known reservoirs is reasonably certain to be recoverable under existing economic and operating conditions. This process involves making subjective judgments. Consequently, measures of reserves are not precise and are subject to revision. PetroFina's oil and gas reserves are reviewed annually to take into account, among other things, production levels, field reviews, the addition of new reserves from discoveries and acquisitions, disposals of reserves and economic factors. PetroFina's worldwide net proved reserves exclude the net proved reserves of its non-consolidated company in Angola, in which PetroFina's proportionate share represented 24.4 million barrels of oil as of December 31, 1997, 25.7 million barrels of oil as of December 31, 1996, and 26.1 million barrels of oil as of December 31, 1995. For further information concerning PetroFina's net proved reserves at December 31, 1997, 1996 and 1995, See "Item 18. Financial Statements -- Supplemental Oil and Gas Information (Unaudited)."

     PetroFina's net proved reserves of crude oil and natural gas (calculated on an oil equivalent basis) have remained stable over the three years ended December 31, 1997. Over the three-year period from 1995 to 1997, reserve additions were approximately 300 million barrels of oil equivalent, replacing 113% of production, before deducting sales of reserves in place during this period. The Group has replaced disposed reserves with new discoveries, improved enhanced recovery techniques and reserves revisions. The Group's ability to continue to replace its crude oil and natural gas reserves depends on the successful outcome of its exploration activities, primarily in Europe and the United States.

NATURAL GAS MARKETING

     The Natural Gas Marketing division markets the Group's United States natural gas production, as well as third-party produced gas.

UPSTREAM ACTIVITIES BY GEOGRAPHIC REGION

  Europe

     In NORWAY, the Group holds an interest in 12 offshore licenses and acts as operator in block 24/9.

     The Group has a 30% interest in the Ekofisk, Eldfisk, West Ekofisk, Cod, Edda and Embla fields, a 22.13% interest in the Tor field, a 15% interest in the Albuskjell field and a 20.23% interest in the Tommeliten Gamma field. PetroFina's proved reserves in Norway as of December 31, 1997 were 544 million barrels of oil equivalent. Total production in 1997 from these fields net to PetroFina was 33.8 million barrels of crude oil and 92 billion cubic feet of natural gas.

     The ongoing redevelopment of the Ekofisk complex, known as Ekofisk II, includes two major new platforms, a drilling and production platform and a platform for processing and transportation of oil and gas. While enhancing long-term safety, this investment should allow extended incremental recovery and a significant reduction in operating costs. The Ekofisk partners decided that certain smaller, substantially depleted fields like West Ekofisk, Cod, Edda, Albuskjell and Tommeliten should be closed by August 1998 rather than connected to Ekofisk II. In connection with this redevelopment, the government of Norway extended PetroFina's operating license from 2011 to 2028. No further royalties will be due to the government of Norway after Ekofisk II becomes operational in October 1998. However, in exchange for its contribution of 5% of the redevelopment costs, the government of Norway will earn 5% of the production starting in October 1998, and PetroFina's interest will decrease at that point from 30% to 28.5%.

     Enhanced recovery techniques, such as water injection and gas injection, are very important for the Ekofisk and Eldfisk fields and is being evaluated for the Tor field. In the Ekofisk field, for instance, the enhanced recovery program is expected to result in an additional recovery over the life of the field for the Ekofisk partners of more than 1 billion barrels of oil equivalent.

     Oil produced at Ekofisk and its satellite fields is transported by pipeline to Teesside in the United Kingdom where it is processed. The natural gas is transported by pipeline to Emden in northern Germany where it is sold to a consortium of European buyers. The Group holds interests in both the oil pipeline (28.4%), the gas pipeline and the gas processing plant in Emden (Germany) (12.9%), and the liquid processing facilities in Teesside (United Kingdom) (23.75%).

     In the UNITED KINGDOM ("U.K."), the Group has interests in 72 offshore blocks, and is the operator in 18 of them. 27 of these blocks are located west of Great Britain, including Atlantic Margin Tranche 30 (PetroFina operated) and Tranche 21.

     In the U.K., the Group has an active exploration program including drilling, appraisal, and continual portfolio consolidation. On average, the Group has participated in five exploratory wells per year since 1992. Geographically, the Group's activities are focused in areas with existing infrastructure for production and transport. Discoveries in the U.K. have contributed approximately 166 million barrels of oil equivalent to PetroFina's portfolio of proved reserves since 1992, and PetroFina's proved reserves in the U.K. as of December 31, 1997 were 128 million barrels of oil equivalent.

     The Group's total net oil production in the U.K. for 1997 was 13.2 million barrels. As of December 31, 1997, net oil production was approximately 39,000 barrels per day, primarily from the three T-block fields

(i.e., Toni, Tiffany and Thelma) and the Alba field. PetroFina has a 30% interest in T-block, which has had a combined field production rate of 70,000 barrels per day since Thelma came on stream in late 1996. The Alba field, in which PetroFina holds a 12.65% interest, produces at a field rate of almost 100,000 barrels per day.

     The development of the Armada complex, which is composed of the Fleming, Drake and Hawkins gas fields, was completed in 1997 and gas production started in October 1997. The Group holds a 12.53% interest in this complex.

     The Group's gas production in the U.K. totaled 37.4 billion cubic feet in 1997. 41% came from the Audrey and Ann fields in which the Group has a 42.78% interest, while 20% came from the Hewett field (18.57% interest), a field that has been producing since the late 1960s. Another 10% came from newcomer Armada and the balance from several smaller gas fields such as Alison, Amethyst, Dawn and Everest and from the associated gas produced in the T-block fields.

     In ITALY, the Group holds interests in 33 onshore and six offshore licenses and is operator of eight of them. PetroFina's proved reserves in Italy as of December 31, 1997 were 4.2 million barrels of oil equivalent.

     The Group's gas production from six onshore and two offshore fields reached three billion cubic feet in 1997, and 130,000 barrels of oil net to the Group have been produced from a long duration test well on the Tempa Rossa field in the southern Apennines.

     The Tempa Rossa field stretches over several licenses, in two of which the Group has an average interest of about 20%. In each of the first four wells a vertical oil column of over 1,000 meters was encountered. During the course of the next decade, the Group plans a phased development of the field. Initial production under the first phase, which will include five wells, is planned for 2000. The oil, which is heavy and has a significant sulphur content, will require special treatment and, therefore, will present both a technical and a marketing challenge.

     In the NETHERLANDS, the Group holds a 17.25% interest in license M/01.

  North and South America

     In the UNITED STATES ("U.S."), the Group's holdings include interests in 97 blocks in the Gulf of Mexico (58 of which are deep water blocks), and the Group is the operator in 14 of them. The Group also has interests in four blocks offshore California and 52 blocks in Alaska (seven onshore and the rest in the Beaufort Sea). The Group holds additional onshore interests in 18 states. Over one-third of the Group's acreage in the U.S. is located in Texas.

     At the end of 1997, total exploration acreage in the United States amounted to 5,995 square kilometers (1,481,365 acres). The Group's exploration activities in the U.S. are conducted primarily offshore in the Gulf of Mexico and in the Beaufort Sea, and onshore in the Gulf States region.

     The Group's U.S. exploration activities increased steadily in 1995 and 1996 after an extensive portfolio consolidation program caused drilling activity to slow in 1994. In 1997, 1996, and 1995 exploration capital expenditures in the U.S. amounted to BEF 2,050 million, BEF 1,692 million, and BEF 1,330 million, respectively. The Group participated in 50, 29, and 17 exploratory wells, respectively, during these three years. Since 1992, discoveries in the United States have contributed 110 million barrels of oil equivalent to PetroFina's portfolio of proved reserves, and PetroFina's proved reserves in the U.S. as of December 31, 1997 were 138 million barrels of oil equivalent.

     In 1997, PetroFina's total net production in the United States was four million barrels of oil and 77 billion cubic feet of gas.

     Onshore the Group has concentrated its exploration efforts in Texas, Louisiana, Mississippi and Arkansas where several discoveries have been made, such as in the King Bee, Fandango and McAllen-Pharr areas. During the 1990s the Group also implemented several tertiary recovery projects in the Permian basin, including at West Brahaney, North Robertson and East Penwell.

     Offshore Louisiana, in the Gulf of Mexico, the Group is concentrating on deep water prospects. It holds a 30.5% interest in the Mississippi Canyon block 441 field which has produced gas and condensates since 1992.

The Group owns a 5% working interest in the Genesis field (Green Canyon blocks), which is currently under development with initial production of oil and gas expected by the end of 1998.

     Offshore Alaska, in the Beaufort Sea, the Group participated in two discoveries, Badami and Sandpiper. In 1990, a significant discovery of oil was made in the Badami oil field in which the Group has a working interest of 30%. This discovery is currently being developed, and first oil production is expected in October 1998. The oil produced at Badami will be transported 25 miles to the existing Endicott field and from there will enter into the Trans Alaska pipeline to Valdez in southern Alaska. The potential of Sandpiper, in which the Group's working interest is 42.4%, is still in the exploration phase.

     In CANADA, PetroFina produces approximately 4.5 million cubic feet of natural gas per day through its participation in two discoveries. The Group also participates in exploration activities in western Canada.

     In 1996, the Group obtained a 25% stake in a license called Tranche A, north of the FALKLAND ISLANDS. Seismic studies are in progress in preparation for the drilling of a first exploration well in 1998.

  Africa

     In ANGOLA, PetroFina is the operator in fields located in the onshore Kwanza and Congo basins. Its share of oil production from these fields in 1997 totaled 1.7 million barrels. Production in Angola has been increasing steadily as a result of the ongoing rehabilitation of the Soyo area following damage to wells and installations in 1993 and 1994 during the civil war. The total daily production operated by PetroFina had increased to 20,000 barrels by the end of 1997, and PetroFina anticipates that this production will further increase to its maximum of 25,000 barrels daily by the end of 1998. The oil from the Congo basin is exported through an offshore, third-party-operated terminal. PetroFina's interest in Upstream activities in Angola is reflected in the Consolidated Financial Statements according to the equity method of accounting. See "Item 18. Financial Statements."

     Offshore Angola, the Group's activities are conducted through a wholly-owned subsidiary, which is involved in exploration and appraisal of Block
17. It has a 5% interest in the joint venture that discovered the Girassol field in 1996. In August 1997, a second oil discovery in Block 17 was made in the Dalia field. Initial production tests indicated a cumulative flow rate of 16,000 barrels per day. A third discovery, called Rosa, was made in the beginning of 1998 and again its initial production tests indicated rates above 12,000 barrels per day. While the joint venture is continuing its exploration efforts by drilling other structures in the block, the development of the Girassol field will be decided in 1998 with first production expected by the end of the year 2000. PetroFina has been appointed operator for Block 19 offshore Angola, located in the deepwater offshore Luanda, at the northern edge of the Kwanza basin, with a 30% interest. Negotiations with the Angolese authorities concerning a Production Sharing Agreement are expected to commence in the near future.

     In the DEMOCRATIC REPUBLIC OF CONGO (formerly Zaire), the Group is the operator with a 54.5% interest in three coastal onshore licenses. Its share of the oil produced from six different fields was 1.1 million barrels in 1997.

     The Group is an operator with a 60% interest in three licenses of the Sirte oil basin in LIBYA, where it has drilled 10 wells. These wells have resulted in two small discoveries, which will be evaluated in an extended production test that started in December 1997 and which will run for one year. The initial gross production was 5,000 barrels per day.

  East Asia

     In VIETNAM, the Group is the operator, with a 100% interest, of offshore blocks 46, 50 and 51. Since 1996, six wells have resulted in six oil and gas discoveries in these blocks. During 1997, a three-dimensional seismic survey was conducted in order to determine the development potential of these discoveries. One of the discovery wells confirmed that the Bunga Kekwa field, in which production started in 1997, stretches into block 46. Bunga Kekwa is located in the zone that is jointly managed by Vietnam and Thailand.

  Central Asia

     In the first half of 1997, PetroFina launched its first project in the Caspian Sea by acquiring a 5% interest in the exploration of a block offshore AZERBAIJAN covering the Lenkoran and Talysh structures.

                                   DOWNSTREAM

OVERVIEW OF DOWNSTREAM ACTIVITIES

     The Downstream segment includes PetroFina's crude oil refining, supply and trading, and wholesale and retail petroleum products marketing activities.

     With respect to refining, PetroFina's strategy is to be an efficient operator of individual refineries with the flexibility to adapt to different crude and feedstock supplies in order to enable it to meet changing market requirements. PetroFina's supply and trading activity is focused on obtaining both (1) crude oil and other raw materials needed for the Group's refinery operations and (2) refined petroleum products to meet the needs of the Group's marketing activities. The marketing activities focus on wholesale and retail sales of refined petroleum products and lubricants, primarily in Europe and the United States.

     The table below sets forth selected financial data for PetroFina's Downstream segment for each of the years indicated.

                                                               FOR THE YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                               1997         1996         1995
                                                              -------      -------      -------
                                                                    (IN MILLIONS OF BEF)
Total operating revenue.....................................  571,964      496,361      441,688
Inter-segment sales.........................................  (16,961)     (13,757)     (16,448)
Operating revenues to non-affiliates........................  555,003      482,604      425,240
Operating income............................................   12,005        5,195          235

REFINING

     As of January 1, 1998, PetroFina had six refineries, in which the Group's aggregate share of the total installed crude processing capacity was 36 million tonnes per year (736,000 bpsd): (1) Fina Raffinaderij Antwerpen ("FRA") in Antwerp (Belgium), (2) Lindsey Oil Refinery ("LOR") (PetroFina interest 50%) in Killingholme (U.K.), (3) the Port Arthur Refinery in Texas (U.S.), (4) the Big Spring Refinery in Texas (U.S.), (5) Raffineria di Roma ("RdR") (PetroFina interest 57.5%) in Rome (Italy) and (6) the Luanda Refinery in Angola. In addition, the Group has access to refining capacity in France through various processing contracts.

     In refining, the Group's objectives are (1) to enhance refining flexibility by optimizing the production of gasolines, middle distillates and chemical feedstocks compared to heavy fuel oil, (2) to improve energy efficiency and (3) to increase the integration of PetroFina's refineries with its chemical plants. Fulfillment of these objectives will help the Group meet the growing demand for high value-added products and for products which conform to more stringent environmental standards.

     The refining industry has suffered from continuing erosion of refining margins during the 1990s. Technological improvements in plant efficiency and expectations for future product demand have led to an imbalance in the market between capacity and product demand. While the eventual market effect of the structural oversupply is expected to be the closure of less efficient plants, the short-term effect is continued adverse pressure on the sector's profitability. At the same time, the refining industry requires ongoing capital investments to enable it to meet future product specifications, especially those related to environmental regulatory developments.

     To counteract the industry conditions described above and to achieve its strategy, the Group has sought to optimize the size and efficiency of its refining and lubricating oil blending plants and its retail stations, while maintaining regional balance between refined product supply and retail station demand. In addition, the Group intends to continue to maximize the upgrading capacity of its individual refining units in Europe and the United States. Over the three-year period ended December 31, 1997, the Group invested BEF 9,603 million in its refineries.

     The table below sets forth PetroFina's share of the daily crude oil refining capacities of the Group's refineries.

                                                                GROUP'S SHARE OF DAILY
                                                                      CRUDE OIL
                                                                 REFINERY CAPACITY AT
                                                                  JANUARY 1, 1998(1)
                                                              --------------------------
FRA.........................................................             305
LOR(2)......................................................             100
Port Arthur.................................................             183
Big Spring..................................................              60
RdR(3)......................................................              49
                                                                         ---
CONSOLIDATED TOTAL..........................................             697
EQUITY COMPANIES
     Luanda(4)..............................................              39
                                                                         ---
TOTAL.......................................................             736

---------------
(1) In the case of refineries that are not wholly owned by the Group, the indicated capacity represents the Group's proportionate share of the total refining capacity of the refinery.

(2) PetroFina interest 50%.

(3) PetroFina interest 57.5%.

(4) This refinery is owned and operated by a non-consolidated subsidiary.

     The table below sets forth, for the years indicated, the amount of crude oil processed for PetroFina's account at the Group's refineries (excluding the Luanda refinery).

                                                              1997      1996      1995
                                                              ----      ----      ----
Actual throughput (Mt/y)....................................  32.9      31.8      29.3
Utilization.................................................  97.3%     98.1%     93.0%
Total installed capacity (Mt/y).............................  35.8      32.4      31.5

  Europe

     PetroFina's European refining units are considered industry leaders in terms of flexibility of access to market through pipeline facilities and captive local consumption, as well as to the sea and convenient shipping facilities, and conversion ratings (the ability to produce value-added products) having one of the highest conversion to distillation ratios in Europe (40%, compared to an industry average of 32%). The high desulphuration capacity of middle distillates and fuel oils allows the Group to comply with the European Union's year 2000 sulphur specification for diesel and fuel oils without major additional investments. The MTBE units (defined below) at FRA and LOR, the TAME unit (defined below) at LOR and the catalytic reforming unit with a continuous catalyst regeneration system at FRA give the Group the ability to supply directly the whole of its European retail network's demand for high octane unleaded gasoline.

     Antwerp. FRA is the Group's largest refinery, accounting for over 40% of the Group's total crude distillation capacity, and is the fourth largest refinery in Western Europe (based on throughput capacity).

     FRA has an installed atmospheric distillation capacity of 15.3 million tonnes of crude oil per year with associated vacuum distillation capacity for the treatment of residue feedstocks. It has two catalytic crackers with a total capacity of 4.1 million tonnes of crude oil per year whose capacity has increased by approximately 10% over the last 10 years and whose conversion of heavy fractions into light products has increased by approximately 5% over the past 10 years. It also has a visbreaker (a cracking process plant which, at moderate temperatures, reduces the viscosity of heavy petroleum fractions) with a capacity of 2.5 million tonnes per year; product desulphuration units and sulphur recovery plants; an MTBE (Methyl-Tertiary-Butyl-Ether) unit with capacity of 180,000 tonnes per year; a jet fuel treatment unit with capacity of 680,000 tonnes per year; and a propylene fractionation unit able to produce 200,000 tonnes of chemical grade propylene per year. An alkylation unit, which has a capacity of 270,000 tonnes per year, as well as a catalytic reforming unit with a continuous catalytic regeneration section, which has a capacity of 2.3 million tonnes per year, permits the manufacture of several grades of unleaded gasoline in the European Union in response to increasingly stringent environmental specifications.

     Since 1994, FRA has been equipped with a deep conversion facility with a capacity of 3.4 million tonnes per year. This facility enables FRA to produce, after desulphuration, a high quality product slate from "poorer" quality crudes, making it one of the most modern and efficient refineries in Europe.

     The Group has begun construction of a unit to increase its production of aromatics (including xylene) by 800,000 tonnes per year by the year 2000, with a corresponding decrease in gasoline production. PetroFina plans to invest approximately BEF 4 billion in this unit. PetroFina has signed a long-term supply agreement with Amoco under which Amoco will purchase xylene produced at FRA.

     At the end of 1997, discussions were finalized and the Group signed a contract with Electrabel, the Belgian electricity company, in January 1998, to build a cogeneration unit at FRA.

     Lindsey Oil Refinery. The Group owns a 50% interest in LOR at Killingholme in the northeast of England, which has an installed atmospheric distillation capacity of 9.6 million tonnes per year with associated vacuum distillation units which can also treat imported residue feedstocks. LOR has a catalytic cracker (which was upgraded recently to increase gasoline production and conversion and to meet anticipated environmental regulations) with a capacity of
2.5 million tonnes per year; two semi-regenerative catalytic reforming units with a total capacity of 1.4 million tonnes per year; a visbreaker with a capacity of 1.6 million tonnes per year, and desulphuration units and sulphur recovery plants. It also has a kerosene treatment unit with a capacity of 780,000 tonnes of jet fuel per year; a kerosene dearomatization unit with a capacity of 140,000 tonnes per year; and a bitumen production unit with a capacity of 600,000 tonnes per year. The refinery also has a catalytic polymerization unit, with a feedstock capacity of 120,000 tonnes per year, that transforms light olefins from the cracker into gasoline, as well as two propylene fractionating units, with a capacity of 160,000 tonnes per year and an alkylation unit (equipped with a hydroisomerization feedstock preparation section) with a capacity of 250,000 tonnes per year. The refinery has an MTBE unit with a capacity of 100,000 tonnes per year and a TAME (Tertiary-Amyl-Methyl-Ether) unit with a capacity of 50,000 tonnes per year.

     Since 1992, the Group has completed capital projects involving system automation for managing oil products, finished product loading and catalytic cracking capacity increases. In addition, in a joint venture with a major electric utility company, in November 1996, the Group completed the installation of a 40 megawatt cogeneration unit to produce electricity and steam to supply LOR's own needs, while leaving a substantial proportion of electricity for sale. The cogeneration unit reduces the refinery's energy costs in an environmentally sensitive manner.

     Rome. In Italy, the Group owns a 57.5% interest in RdR, a refinery near Rome. The refinery has an installed atmospheric distillation capacity of 4.0 million tonnes per year and a vacuum distillation unit with a capacity of 630,000 tonnes per year. RdR has a visbreaker with a capacity of 1.7 million tonnes per year, distillate desulphuration units and a sulphur plant for liquid sulphur recovery. It is equipped with a semi-regenerative catalytic reformer unit with a capacity of 600,000 tonnes per year, a kerosene treatment unit with a capacity to produce 530,000 tonnes of jet fuel per year and an isomerization unit with a capacity of 240,000 tonnes per year.

     A new benzene saturation unit was commissioned in November 1997. This unit produces low benzene gasoline to be marketed in the Rome region.

  United States

     Port Arthur. The Port Arthur refinery, on the Texas Gulf coast, has an installed atmospheric distillation capacity of 8.8 million tonnes per year with associated vacuum distillation capacity. Since 1991, it has had a catalytic cracking unit with a capacity of 3.1 million tonnes per year. In the 1980s an upgrading program reduced the output of lower value heavy residues to 8% and allowed the production of unleaded gasoline following the installation of a reforming unit with a continuous regeneration system. In addition, this program included a vacuum bottom deasphalting unit with a capacity of 1.0 million tonnes per year and a desulphuration unit for heavy cracker feedstock with a capacity of 1.4 million tonnes per year. The Port

Arthur refinery also has a 36-megawatt cogeneration unit which supplies most of the refinery's electricity and steam requirements. This cogeneration unit, which was installed in 1988, substantially reduced the plant's operating costs. The refinery also has distillate desulphuration units with associated sulphur recovery plants and an alkylation unit with a capacity of 210,000 tonnes per year. The complex includes a unit for the extraction of aromatics from gasoline, which supplies half of the benzene feedstock requirements of the Group's petrochemical plants in the United States, and an isomerization unit with a capacity of 373,000 tonnes per year.

     Big Spring. The Big Spring refinery, in Howard County, Texas, has an installed atmospheric distillation capacity of 2.9 million tonnes per year and an associated vacuum distillation unit; a catalytic cracker with a capacity of
1.2 million tonnes per year; an alkylation unit with a capacity of 195,000 tonnes per year; a solvent deasphalting unit with a capacity of 560,000 tonnes per year; and desulphuration with associated sulphur recovery units.

     This refinery also has a semi-regenerative catalytic reformer unit with a capacity of 850,000 tonnes per year and an aromatic extraction unit for benzene recovery, with a capacity of 30,000 tonnes of benzene per year. In 1996, the fluid catalytic cracking unit was upgraded which increased the conversion capacity by 7%.

     Fina, Inc. has negotiated access to a pipeline network that will link the Big Spring refinery to El Paso (Texas), Albuquerque (New Mexico) and Tucson (Arizona).

  Africa

     Luanda. The Group owns the only refinery in Angola, which is in Luanda. It has an installed atmospheric distillation capacity of 1.9 million tonnes per year, a semi-regenerative catalytic reformer with a capacity of 71,000 tonnes per year and a vacuum unit with a capacity of 140,000 tonnes per year. The Group's activities at the Luanda refinery are conducted by a non-consolidated subsidiary of the Company. The prices of refined products are fixed by the government so that the Group obtains a specified return on its capital invested in the refinery.

SUPPLY AND TRADING

     The Group's supply and trading activities are focused principally on the supply of its refineries, as well as its marketing entities. Its supply department is active in both physical and, to a limited extent, futures markets.

     Spot and term crude oil and feedstocks supply contracts cover the quantity and quality requirements of PetroFina's refineries. Exchange and processing agreements allow the Group to ensure the security and the optimization of the supply of petroleum products to its various marketing organizations. Like most other oil companies, the Group uses hedging tools to moderate its exposure to short-term fluctuations in crude and products prices. See "Item 9A. Quantitative and Qualitative Disclosures About Market Risk."

     The supply and trading division's activities include the trading of significant amounts of refined petroleum products (including the trading of liquefied petroleum gas) on the international markets, mainly in Europe and in the United States. It also manages the supply of the feedstocks required by Fina Antwerp Olefins petrochemical complex.

     The table below sets forth selected information with respect to the Group's sales and supply of crude oil (produced by PetroFina and by third parties) for each of the years indicated.

                                                                    FOR THE YEAR ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1997       1996       1995
                                                              --------   --------   --------
                                                                 (IN THOUSANDS OF TONNES)
PETROFINA CRUDE PROCESSED IN PETROFINA REFINING SYSTEM:
  Europe(1).................................................    5,399      4,625      4,205
  United States.............................................        0      1,118      1,208
                                                               ------     ------     ------
       Total................................................    5,399      5,743      5,413
PETROFINA CRUDE SOLD TO THIRD PARTIES:
  Europe(1).................................................      869      1,095      1,461
  United States.............................................      507        506        512
                                                               ------     ------     ------
       Total................................................    1,376      1,601      1,973
THIRD-PARTY CRUDE PURCHASED AND PROCESSED IN PETROFINA
  REFINING SYSTEM:
  Europe(1).................................................   16,717     17,175     14,795
  United States.............................................    9,569      8,943      9,115
                                                               ------     ------     ------
       Total................................................   26,286     26,118     23,910
THIRD-PARTY CRUDE PURCHASED AND RESOLD TO THIRD PARTIES:
  Europe(1).................................................      703        419      1,917
  United States.............................................    5,730      1,370      1,179
                                                               ------     ------     ------
       Total................................................    6,433      1,789      3,096

---------------
(1) Europe includes Europe and the rest of the world, other than the United States.

     For additional information, see "Item 9A. Quantitative and Qualitative Disclosures About Market Risk."

MARKETING

     PetroFina markets refined petroleum products (such as gasoline, diesel, heating oil, and industrial, aviation and marine fuels, as well as bitumen) and lubricants throughout the world under the brand name FINA. Its primary sales activity is, however, concentrated in Europe and the United States. PetroFina also conducts some marketing activities, with a special emphasis on lubricants, in a number of countries in Africa and Asia. In 1997, the Group's sales volume of refined products and lubricants amounted to 38.7 million tonnes, a 3.8% increase over 1996.

     The table below sets forth by geographic area for the years indicated the Group's sales of refined petroleum products and lubricants for the periods indicated.

                                                            FOR THE YEAR ENDED
                                                               DECEMBER 31,
                                                      ------------------------------
                                                        1997       1996       1995
                                                      --------   --------   --------
                                                         (IN THOUSANDS OF TONNES)
Europe..............................................   26,161     25,278     24,367
United States.......................................   12,540     12,016     12,378
                                                       ------     ------     ------
     Total..........................................   38,701     37,294     36,745

     PetroFina's marketing activities are divided into two sectors: retail and commercial. The retail activities are those carried out mainly through its network of approximately 6,300 retail service stations in Europe and the United States. At December 31, 1997, 3,615 service stations were located in nine European countries and 2,659 in the United States. The commercial or wholesale activities are bulk sales to both distributors and direct consumers, which include the aviation and marine markets as well as the sale of heating and industrial oils.

     PetroFina's marketing strategy for its retail and commercial operations is to concentrate in geographic areas where it has logistical strengths, particularly areas near its refineries and storage terminals or near third-party depots where the Group obtains products through exchange agreements. In order to achieve its marketing objectives, the Group has embarked on a series of asset exchanges, acquisitions and disposals, especially in the U.K., France and Germany. At the same time, the Group is improving the efficiency of its retail network by reducing its operating costs, and upgrading the quality of its network. The upgrading program includes, among other things, a new visual identification program and enhanced customer services, such as a new convenience store concept and expanded car wash facilities, at the service stations.

     The Group supplies jet fuel to approximately 100 airlines at various major European and U.S. airports. The majority of the sales are supplied directly from the Group's refineries, which enables PetroFina to provide, by its control over the supply chain, a secure and cost effective supply source. Annual sales of jet fuels increased by 1.5% in 1997 to 2.2 million tonnes. PetroFina also supplies marine fuels to seagoing and other vessels from supply points in ports located near its refineries.

     The Group produces lubricant products at its three blending plants located in Europe and East Asia. These products are sold in more than 50 countries. Continuous product innovation is necessary in this highly competitive market because of consumer demand for environmentally acceptable products, the increasing efficiency of engines and the technical development of industrial plants. The Group's strategy is to concentrate on selected market segments for which PetroFina has developed an expertise, such as special vehicle dealers and transport companies, which use automotive oils, and the steel industry, paper mills and building materials industry, which use industrial lubricants.

     The Group also produces high-quality greases at its Beverwijk plant in the Netherlands, which are marketed to heavy industries, such as the iron and steel industry, and paper mills or cement factories.

     The Group's total lubricants and greases sales amounted to approximately 251,000 tonnes in 1997.

     PetroFina sponsors FINA racing teams that participate at various European and U.S. car races and use Fina fuel and high performance lubricants.

  Europe

     In Europe, the FINA retail network extends through Belgium, England, France, Germany, Italy, Luxembourg, the Netherlands, Norway and Spain. The Group also conducts wholesale or lubricant marketing activities in Denmark, Poland, Portugal and Switzerland.

     The table below sets forth the number of FINA service stations in Europe by country for the last three years.

                                                               NUMBER OF STATIONS
                                                                AT DECEMBER 31,
                                                         ------------------------------
                                                           1997       1996       1995
                                                         --------   --------   --------
Belgium................................................     521        531        564
France.................................................     437        451        482
Germany................................................     398        432        442
Italy..................................................   1,380      1,355      1,381
Luxembourg.............................................      18         18         19
The Netherlands........................................     191        172        170
Norway.................................................     178        201        199
Spain..................................................      68         64         52
United Kingdom.........................................     424        452        502
                                                          -----      -----      -----
     Total.............................................   3,615      3,676      3,811

     The table below sets forth the number of stations in Europe owned by the Group, FINA-branded distributor stations and the total number of stations over the three years indicated.

                                                           1997       1996       1995
                                                         --------   --------   --------
Group-owned stations...................................   1,816      1,853      1,900
FINA-branded distributor stations......................   1,799      1,823      1,911
                                                          -----      -----      -----
     Total stations....................................   3,615      3,676      3,811

     PetroFina is pursuing a retail network consolidation and upgrading program across Europe, seeking to concentrate sales volume at a smaller number of more efficient sites in selected regions, while at the same time reinforcing and harmonizing the "FINA" brand image.

     The Group continues to increase the number of service stations under direct management thus improving customer service and the commitment of the network's employees.

     During the three years ended December 31, 1997, the Group reduced the number of service stations throughout its European network by 7.1%, while it increased its average sales volume per site by 19.5%.

     At the end of 1994, PetroFina launched the Eurotrafic card, an international electronic payment system aimed at corporate customers. The card, which is accepted in 4,500 service stations in 13 European countries, provides fleet management services, such as VAT (value added tax) recovery, toll payments and roadside assistance. Loyalty cards aimed at both business and private customers are also being developed by PetroFina's marketing subsidiaries on a country-by-country basis.

     In its home country, Belgium, PetroFina has a retail market share of approximately 13%, while its Italian network is the largest contributor (29%) to the Group's European retail sales. The Group also has a significant retail market share in Britanny (France) and Eastern England. Currently, the largest capital budgets in terms of retail network are in Italy and Germany. In Italy a program of 10 to 12 new service stations per year is planned for the Rome, Lombardy and Tuscany regions, while at the same time existing sites with the most favorable prospects for a long term future are being modernized and re-imaged. In 1997, the Group received 20 service stations in western Germany in exchange for the majority (17 sites) of the Group's network in eastern Germany. In Germany, more than 20% of the European retail budget is being directed to new sites and the modernization of the network in three key regions: the Rhein-Main metropolitan area, central Germany, and southwestern Germany. Elsewhere in Europe, the Group is actively developing a retail network in northern Spain, while consolidating its position in Belgium, the Netherlands and Norway.

     PetroFina is reinforcing its position in bulk wholesale and commercial markets throughout its nine European core countries, especially in areas around its refineries and its main depots. In Europe, the aggregate sales in these markets amounted to 13 million tonnes in 1997.

     A new lubricants blending and packaging plant at Ertvelde (Belgium) with a capacity of 120,000 tonnes per year, serves as the Group's logistical center for the northern European market. Additional Group production, blending and packaging takes place at Valdemoro (Spain), which serves southern Europe. In January 1998, the Group sold its blending plant at Duisburg (Germany), which allows PetroFina to concentrate its lubricants' production at Ertvelde (Belgium) and achieve important economies of scale.

     The Group also wholesales bitumen, particularly from FRA, LOR and RdR, its Antwerp, and Killingholme and Rome refineries, which produce 453,000 tonnes per year. In the U.K., the Group is active in the bitumen market through its subsidiary LanFina.

  United States

     In the United States, marketing activities have been divided into two geographic business units since 1994 with the aim of reducing costs, increasing productivity and improving customer service. The U.S. marketing focus is to enable the maximization of PetroFina's refinery utilization through both FINA branded and unbranded fuel sales.

     The table below sets forth the number of stations in the United States owned by the Group, the number of FINA-branded distributor stations and the total number of stations over the three years indicated.

                                                           1997       1996       1995
                                                         --------   --------   --------
Group-owned stations...................................      53         38         38
FINA-branded distributor stations .....................   2,606      2,540      2,664
                                                          -----      -----      -----
     Total stations....................................   2,659      2,578      2,702

     The Southeastern Business Unit manages supply and marketing activities in, and east of, the Dallas/Ft. Worth area in Texas and throughout the Gulf States region, including the Group's owned and operated convenience store outlets and the Port Arthur refinery. The Southwestern Business Unit manages marketing activities west of Ft. Worth, Texas (principally, west Texas and New Mexico) and includes crude gathering operations and the Big Spring refinery. As of January 1, 1996, the Group took a 34.4% interest in Southwest Convenience Stores, which owns and operates 163 convenience stores in west Texas and New Mexico under exclusive licensing arrangements using the 7-Eleven brand and which is supplied with all its fuel requirements by the Group.

                                   CHEMICALS

     PetroFina's Chemicals segment produces and markets petrochemicals (base chemicals, monomers, polymers) and oleochemicals. The Group conducts a wide range of chemical activities at five plants in Europe and five plants in the United States. These plants, which are close to large markets, have access to some of the world's largest harbors and best transportation networks (pipelines, rivers, channels, railways and highways). These logistical advantages enable PetroFina to deliver high-quality products at low cost. Over the last three years, PetroFina has invested an aggregate of BEF 20,663 million in its chemical monomer and polymer production facilities.

     Through its research and development activities, PetroFina is extending the Group's range of products and services, utilizing a customer-driven approach.

     The Chemicals segment's strategy for growth is based on three principles:
(1) extensive integration from crude oil to polymers; (2) use of large plants to maximize efficiency; and (3) developing differentiated products, while remaining a low-cost producer. Where appropriate, this strategy has been pursued through joint ventures.

     The table below sets forth selected financial data for the Chemicals segment for each of the years indicated.

                                                            FOR THE YEAR ENDED
                                                               DECEMBER 31,
                                                      ------------------------------
                                                        1997       1996       1995
                                                      --------   --------   --------
                                                           (IN MILLIONS OF BEF)
Total operating revenue.............................   93,247     78,404     79,941
Inter-segment sales.................................   (5,116)    (3,421)    (2,744)
Operating revenues to non-affiliates................   88,131     74,983     77,197
Operating income....................................   10,439     11,337     19,014

     The table below shows the Group's year-end petrochemical production capacity at the dates indicated.

                                                      CAPACITY AT DECEMBER 31,
                                                      ------------------------
                                                      1997      1996      1995
                                                      ----      ----      ----
                                                      (IN THOUSANDS OF TONNES)
EUROPE
  Ethylene..........................................  680       676       650
  Propylene.........................................  610       580       565
  Aromatics.........................................  200       200       200
  High density polyethylene.........................  450       450       450
  Elastomers........................................   80        80        80
  Polystyrene(l)....................................   --        --        85
  Polypropylene.....................................  400       385       385(2)
UNITED STATES
  Propylene.........................................  270       270       145
  Aromatics.........................................  580       580       580
  Styrene...........................................  480       476       418
  Polystyrene.......................................  465       450       351
  Polypropylene.....................................  700       680       617
  High density polyethylene.........................  191       191       182

---------------
(1) The Group sold its European interest in polystyrene production in March
    1996.

(2) The Group acquired the remaining interest (50%) in Fina Chemicals Feluy in March 1995.

EUROPE

     The Group's European chemical activities are carried out in five plants in Belgium located at Antwerp (two plants), Feluy, Ertvelde and Oelegem. These plants, which are operated by Company subsidiaries and a joint venture, produce a variety of monomers, polymers, base chemicals and oleochemicals.

  Petrochemicals

     Consistent with the segment's strategy, PetroFina's petrochemical plants are integrated with its refineries. More than 40% of the feedstocks used in its European plants are supplied from internal sources, and the refineries are able to use return streams of various by-products, including hydrogen, from the chemical plants.

     The table below illustrates, in a simplified and schematic manner, the major changes which the main products of PetroFina's European petrochemical plants undergo, as well as their vertical integration.

                                  [FLOWCHART]
        (1) The Group operates a polysterene plant on behalf of the third party to whom PetroFina sold its interest in March 1996.

     The Group's European chemical products are marketed through a "FINA Chemicals" branded organization supported by offices throughout Western Europe, Poland, Russia and Asia. This organization works closely with the plants and the Group's research and development center in Feluy to better respond to customer needs.

     Antwerp. The Group's petrochemical activities in Antwerp are carried out at two plants close to FRA, its Antwerp refinery. These plants are operated by the Company's subsidiary Fina Chemicals Antwerp and a joint venture in which the Group has a 65% interest, Fina Antwerp Olefins ("FAO"). The Group's refining and petrochemical center in Antwerp (Belgium), one of the world's largest, benefits from its location in a geographical area that must import significant quantities of base chemicals to meet local demand. Feedstocks produced at FRA are converted to monomers such as ethylene and propylene at FAO.

     FAO operates three steam crackers with a capacity of more than 1 million tonnes of ethylene per year, representing more than 5% of total installed capacity in Western Europe. The third steam cracker, constructed at the center of FRA, provides an ethylene capacity of about 500,000 tonnes per year which, following a debottlenecking program, is expected to reach 550,000 tonnes per year in the spring of 1998. FAO is connected by pipeline network to more than 40% of the Western European ethylene market. It also operates a 20,000 tonne capacity ethylene storage terminal. The Group is studying further expansions of ethylene production to be implemented over the coming years to meet its captive and long-term customers' needs.

     FAO also has a production capacity of 550,000 tonnes per year of chemical grade propylene. This propylene, together with propylene from FRA, can be transported by pipeline to various customers or to the Group for the production of polypropylene, or stored in FAO's 10,000 tonne capacity propylene storage terminal. Ethylene and other monomers from FAO are converted at the nearby Fina Chemicals Antwerp facilities and at Fina Chemicals Feluy into high-density polyethylene and thermoplastic elastomers.

     FAO also produces aromatics, cyclohexane and other by-products which are sold to the market or used by the adjacent refineries. The Group is also planning to build a large aromatic extraction unit, fed by FRA, LOR and FAO.

     Fina Chemicals Antwerp operates several high- and medium-density polyethylene production lines in Antwerp and Feluy with a combined total capacity as of December 31, 1997, of 450,000 tonnes per year, representing about 10% of the total installed capacity in Europe. Fina Chemicals Antwerp intends to increase this capacity to 500,000 tonnes per year in 1998. Ethylene monomer is received directly, via pipeline, from Fina Antwerp Olefins securing supply and feedstock efficiencies for the Group. Antwerp's unique location, with its excellent port facilities, access to pipelines and transportation networks and its location in a large and dense industrial area enable it to serve customers competitively with higher value-added products on a global basis. The Group's polyethylene sales are focused on a few applications where it can supply competitive products and services, such as pipes, blow molding, specialty films, and wires and cables for the construction, packaging and automotive industries. It has developed a metallocene catalyst technology which enables it to produce promising medium-density grades for film applications, and it has other grades under development.

     Fina Chemicals Antwerp also operates a thermoplastic elastomer plant with a capacity of 80,000 tonnes per year. The main applications are bitumen modification for roofing and road applications, footwear, additives and plastic modifications such as transparent food packaging. The Group is able to supply these high value-added products competitively because of the plant's size and its ability, through its technology, to use cheaper feedstocks.

     Feluy. In March 1995, Fina Chemicals Feluy became a wholly owned subsidiary of the Company as a result of the acquisition of the remaining 50% interest from its former joint venture partner. Fina Chemicals Feluy owns a polypropylene (homopolymer and propylene-ethylene copolymer) plant with two production lines at Feluy which has a capacity of 400,000 tonnes per year, or about 6% of total installed capacity in Europe. The Group has a project to build a third polypropylene production line at this plant. In addition, in 1991 it built a High Density Polyethylene ("HDPE") line with a capacity of 150,000 tonnes per year. The plant is supplied with ethylene and propylene by two pipelines directly linked to the Group's chemical facilities in Antwerp. PetroFina has fully utilized its capacity at this plant for several years. Polypropylene is a widely used raw material for the manufacture of many commonly used fibers, films, extrusion and injection applications and thermoformed products, such as garden furniture and containers. The Group's sales of polypropylene are focused on those applications in which it can supply high-quality products and services and reach higher market share. It is also developing partnerships with global customers that can be supplied from its U.S. plants.

     In March 1996, the Group sold its 50% interest in a polystyrene plant in Feluy. Fina Chemicals Feluy continues to operate the plant with a capacity of 170,000 tonnes per year on behalf of the third party to whom PetroFina sold its interest.

  Oleochemicals

     Ertvelde and Oelegem. PetroFina produces oleochemicals (fatty acids, fatty alcohols and glycerin and their derivatives such as esters, amines and stearates) at its plants at Ertvelde near the port of Ghent and at Oelegem near Antwerp.

     The Group's Ertvelde and Oelegem plants have a combined production capacity of 275,000 tonnes per year of fatty acids, fatty alcohols, glycerin, esters and other derivatives. Oleochemicals, which are produced from renewable raw materials, such as vegetable oils and animal fats, have a wide range of applications including personal care products, detergents, cosmetics, lubricants, drilling muds, plastic additives and pharmaceuticals. PetroFina's fatty acids capacity is about 16% of the total effective capacity in Western Europe. Its fatty alcohols plant utilizes the Group's proprietary technology from which it can gain a competitive advantage over other fatty acid producers. The Group's most recent developments include a range of high performance and biodegradable grades, which are well positioned to benefit from the increasing demand for both high performance and environmentally friendly products.

UNITED STATES

     All of the Group's chemicals activities in the United States take place in five plants located along the coast of the Gulf of Mexico. Each of these plants produces either monomers or polymers.

     Carville. At Carville (Louisiana) the Group has two plants: a fully integrated polystyrene production plant and a 50% interest in the adjacent Cos-mar monomer plant. The Group's plants in Carville reflect the Group's strategy of achieving economies of scale through integration and through the use of large-scale facilities.

     The Cos-mar monomer plant is the world's largest styrene plant of its type. The plant provides the Carville polystyrene plant with styrene for polystyrene production. In turn, benzene from the Port Arthur refinery is used as a feedstock to produce styrene. The Cos-mar plant recently was upgraded to increase its production capacity to 950,000 tonnes per year. In 1997, 1996 and 1995 it operated at full capacity. The Group is in the process of developing a new technology for monomer production at the Cos-mar plant, which has the potential to lower both its capital and operating costs.

     The Carville polystyrene plant is the world's largest single-site, high-impact and crystal polystyrene plant with a capacity of 465,000 tonnes per year. All the Group's U.S. polystyrene production is now concentrated in Carville with 4 production lines, which are based on proprietary technology. The most recent line began production in August 1996 and increased the Group's annual capacity by 115,000 tonnes.

     La Porte. The La Porte plant, located near Houston, Texas, is the world's largest single-site polypropylene production plant, on the basis of capacity. Major raw materials are supplied through 6 pipelines connected to various refineries, steam crackers and propylene splitters. The plant produces bulk homopolymers and random copolymers from 8 lines utilizing the Group's proprietary technology. The plant's total polypropylene capacity is 680,000 tonnes per year. Its capacity was increased by 40% in 1995 following the start up of the eighth production line. Capacity grew another 7% in 1996 following several debottlenecking projects. Construction of a ninth line with block co-polymer capability, which is scheduled to come on-line in the fourth quarter of 1998, will increase, with other minor debottleneckings, total capacity to over 975,000 tonnes per year. Its current capacity represents 12% of total installed capacity in the United States. The plant operated at maximum capacity in 1997, 1996 and 1995.

     The Group has a one-third interest in a joint venture that owns and operates a splitter plant at Mont Belvieu, Texas. The splitter upgrades propylene from refinery grade into polymer grade in order to supply the La Porte plant. This plant doubled its capacity following the introduction of a second splitter in the summer of 1996 to 225,000 tonnes per year of polymer grade propylene. The Group is constructing a third line/splitter and then will debottleneck the first two splitters.

     Bayport. The Bayport plant, in Texas, produces HDPE-grade polyethylene. The Group acquired the plant in 1992, and its capacity has increased from 160,000 to 195,000 tonnes per year during the past four years. The Group has decided to build a second line at the Bayport plant that will increase the plant's annual capacity by an additional 200,000 tonnes. The second line is expected to become operational in the fall of 1998. This new line will use the same technology as that which is currently used at the Feluy and Antwerp plants, and will provide the Group with additional commercial synergies with its European polyethylene production.

     Port Arthur. In 1997, the Group signed a letter of intent with BASF Aktiengesellschaft ("BASF") to build the world's largest liquid steam cracker (the "Steam Cracker Joint Venture") adjacent to the Group's refinery located in Port Arthur, Texas which will produce 820,000 tonnes of ethylene and 880,000 tonnes of propylene annually. On May 8, 1998, the Board of Directors of the Company and the Board of Directors of BASF approved the Steam Cracker Joint Venture.

                                     PAINTS

     The Sigma Coatings Group ("Sigma"), which is wholly owned by the Company, consists of several companies that produce and sell paints and protective coatings. Sigma has three principal divisions: decorative paints, marine and anti-corrosion paints and industrial coatings.

     Sigma's headquarters are in Amsterdam (the Netherlands), and it is active principally in Belgium, Denmark, France, Germany, Italy, the Netherlands, Saudi Arabia, the U.K. and the U.S. The main Sigma plants are located in the Netherlands (Amsterdam, Uithoorn, Den Bosch), Belgium (Manage, Deurne), Germany (Bochum), France (Valdoie), Saudi Arabia (Dammah), the U.K. (Buckingham, Deeside) and the U.S. (Harvey, Louisiana).

     The table below sets forth selected financial information for the Paints segment for each of the years indicated.

                                                                FOR THE YEAR ENDED
                                                                   DECEMBER 31,
                                                         --------------------------------
                                                          1997         1996         1995
                                                         ------       ------       ------
                                                               (IN MILLIONS OF BEF)
Total operating revenue................................  31,452       29,439       28,390
Inter-segment sales....................................      --           (3)          --
Operating revenues to non-affiliates...................  31,452       29,436       28,390
Operating income.......................................   1,617        1,207          854

     Sigma's decorative paints are sold principally under the SIGMA, HISTOR, NOVEMAIL, RAMBO and GAUTHIER brand names. Decorative paints, which account for approximately 53% of Sigma's revenues, are sold primarily in Europe. Sigma is one of the two largest producers of decorative paints in the Netherlands, the second largest in Belgium and the fifth largest in western Europe (in each case based on sales). In addition, the Group has a 20% interest in the largest producer of decorative paints in Saudi Arabia and is responsible for the management of that company, which markets the Sigma brand.

     Sigma markets its marine paints worldwide and its anti-corrosion paints primarily in Europe and also in the United States. Sales of marine and anti-corrosion paints account for almost 26% of Sigma's revenues. Sigma is the fifth largest producer of marine paints in the world based on sales.

     Industrial coatings, which account for approximately 14% of Sigma's revenues, are marketed primarily in Europe, although Sigma has licensed some of its proprietary technology outside Europe. Sigma is the second largest European producer of industrial coil coatings.

                            RESEARCH AND DEVELOPMENT

     In 1997, the Group's research and development expenses amounted to BEF 3,230 million, compared to BEF 3,062 million in 1996 and BEF 2,883 million in 1995.

     PetroFina conducts most of its research and development activities in its three research centers located at Feluy (Belgium), La Porte (Texas) and Amsterdam (the Netherlands). These research centers aim to improve the production processes in the Group's refineries and chemical and paints plants, as well as to develop new, more competitive products, applications and processes and to provide technical assistance to customers. In recent years, research developments have resulted in advances in the areas of desulphuration, special fuels, lubricants, polymers, oleochemicals and paints.

     PetroFina's research center at Feluy brings together on one site the Group's main research and development activities in Europe, namely in refining, catalysts, plastics, oleochemicals, fuels and lubricants. This centralization enhances the coordination and integration of the research activities. The Feluy research center is adjacent to one of PetroFina's major chemical manufacturing plants, which enables the Group to integrate its research with operations. In the United States, research and development activities covering the Group's processes and products are consolidated in a research center located on-site at the Group's La Porte chemical plant. The third research center is located in Amsterdam where it is physically integrated with the Paints segment's main production facility. This center specializes in paints and cooperates closely with the Feluy research center.

                                 OTHER MATTERS

COMPETITIVE, POLITICAL AND ECONOMIC FACTORS

     There is strong competition both within the oil industry and with other industries in supplying the energy needs of industry and consumers. The oil industry is also particularly subject to regulation and intervention by governments throughout the world in such matters as the award of exploration and production interests; the imposition of specific drilling obligations; environmental protection controls; price controls and transfer pricing restrictions; control over the development, production rate and abandonment of a field; restrictions, requirements or sanctions imposed on companies and their products and services, because of, or with respect to, ownership, affiliations or operations in certain foreign countries; and, possibly, nationalization, expropriation or cancellation of contract rights. The oil industry is also subject to the payment of royalties and taxation, which tend to be high compared with those payable in respect of other commercial activities. Some of the Group's oil reserves are located in countries outside Western Europe and North America, certain of which individually may be considered politically and economically unstable. Reserves recovery and the related operations are subject to certain risks, including the establishment of export limits, the renegotiation of contracts, the nationalization or renationalization of assets, other risks relating to changes in local government regimes and policies and resulting changes in business customs and practice, payment delays, currency exchange restrictions and losses and impairment of operations due to actions of insurgent groups. PetroFina attempts to conduct its business and financial affairs in order to protect against such political and economic risks.

     Although oil prices are primarily subject to international supply and demand, political developments and the outcome of meetings at the Organization of Petroleum Exporting Countries can also affect world oil supply and oil prices. Crude oil prices are generally denominated in dollars while sales of the Group's refined products are denominated in a variety of currencies. PetroFina is, therefore, subject to the risks of fluctuations in exchange rates and crude oil prices. It attempts to limit its short-term risks in these areas by engaging in hedging and similar activities in the currency and oil commodity markets. For additional information, see "Item 9A. Quantitative and Qualitative Disclosures About Market Risk."

REGULATION OF UPSTREAM ACTIVITIES

     PetroFina's exploration and production activities are conducted in a number of different countries and are therefore subject to a broad range of legislation and regulations. These cover virtually all aspects of exploration and production activities, including matters such as land tenure, production rates, royalties, pricing, environmental protection, export, taxes and foreign exchange. The terms and conditions of the leases, licenses and contracts vary from country to country. Outside the United States, these leases, licenses and contracts are generally granted by or entered into with a government entity or state company, while in the United States they are generally entered into with private property owners. These arrangements usually take the form of licenses or production sharing agreements.

     Licenses (or concessions) give the holder the exclusive right to explore for and exploit a commercial discovery. Under a license, the holder bears the risks of exploration, development, and production activities and provides the financing for these operations. A license holder is generally required to pay production taxes or royalties, which may be in cash or in kind. In certain cases, the government entity or state company may acquire a participation in the concession.

     Production sharing agreements entered into with a government entity or state company generally obligate the Group and its partners to provide all the financing and bear the risk of exploration and production activities in exchange for a share of the production remaining after royalties, if any. In some instances, a fixed or variable percentage of this production is reserved for the recovery of the Group's cost (cost oil) and the remainder (profit oil) is shared with the government entity or state company on a fixed or volume-dependent basis. The right of the Group to recover cost oil is limited in certain cases by a requirement that the cost oil not exceed a maximum percentage of production. This right is also limited in certain cases by a requirement that PetroFina's costs be amortized over a specific period of time. In other cases, the government entity or state company will participate in the rights and obligations of PetroFina and will share in the costs of development and production. Such participation can be across the venture or be on a per field basis.

     In certain countries, separate licenses are required for exploration and production activities and, in certain cases, production licenses are limited to a portion of the area covered by the exploration license. Both exploration and production licenses are generally for specific periods of time (except for production licenses in the United States which remain in effect until production ceases). The term of the Group's licenses and the extent to which these licenses may be renewed vary from area to area.

     The Group is required in certain countries to relinquish a portion of the acreage covered by a license as a condition to obtaining a renewal of the license. The Group may also be required in certain countries to relinquish acreage (or to surrender a license) under other circumstances. These circumstances, which vary by area, may include the failure to obtain a production license within a specified period of time or the failure to have a field development plan approved within a specified period of time. PetroFina believes that these requirements have not materially affected its operations.

     In general, the Group is required to pay income tax on income generated from production activities (whether under a license or production sharing agreement). In addition, depending on the area, the Group's production activities may be subject to a range of other taxes, levies and assessments, including special petroleum taxes.

ENVIRONMENTAL MATTERS

     The Group's operations are subject to laws and regulations of the EU, Belgium, the United States and other countries in which it conducts activities relating to the protection of the environment. These laws and regulations, which change frequently, address the general impact of industrial operations on the environment, as well as focus specifically on certain activities, including emissions and toxic waste disposal. Environmental violations may result in civil, criminal and tort liabilities.

     Environmental factors are an important consideration in planning, designing and operating all PetroFina facilities. A General Manager is responsible for the coordination and implementation of environmental policies for the Company and its subsidiaries. Each of the Company's subsidiaries conducts significant programs to ensure that operations are carried out in an environmentally acceptable manner. In 1997, 1996 and 1995 the Group spent over BEF 1.5 billion, BEF 1.4 billion, and BEF 1.3 billion, respectively, on environmental programs that included improving or constructing hydrodesulphuration units and hydrogen plants at its refineries in order to comply with new EU fuel specifications, construction of vapor recovery units at major depots, loading facilities and service stations to meet EU requirements, as well as site restorations and remediation activities.

     Due to the nature of its business, environmental laws increasingly impact PetroFina's operations and make some risk of environmental costs and liabilities inherent to its business, as it is for other companies engaged in the same field of activities. Although PetroFina's management is not aware of any conditions that would result in a liability material to the Group as a whole, under existing environmental laws there can be no assurance that such liabilities will not be incurred. For additional information regarding environmental matters, see "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Environmental Costs."

UNCERTAINTY INHERENT IN INDUSTRY

     Oil and gas exploration and production, as well as PetroFina's refining and chemical operations, require high levels of investment and have particular economic risks and opportunities. These activities are subject to natural hazards and other uncertainties, including those relative to the physical characteristics of oil and gas fields, refineries and chemical plants.

LICENSING AND PROPRIETARY TECHNOLOGY

     Licensing of PetroFina's proprietary technology relating to polystyrene, thermoplastic elastomers, paints, dewaxing of diesel fuel and propylene purification has increased significantly and now extends to countries such as China, Japan, Taiwan, Korea and Saudi Arabia.

EMPLOYEE MATTERS

     During 1997, the Group had an average of 14,675 employees. In recent years, there have been no significant strikes or work stoppages. Information regarding the Group's pension and benefit plans is contained in Note 19 of the Notes to the Consolidated Financial Statements included in "Item 18. Financial Statements."

PENDING TRANSACTION

     On February 25, 1997, the Company proposed a merger transaction in which the Company's U.S. subsidiary Fina, Inc. would become a wholly-owned affiliate of the Company. The Company indirectly owns approximately 85% and 100% of the Class A and Class B common stock of Fina, Inc., respectively. The transaction initially proposed was a negotiated merger in which each holder of a Class A share not owned by the Company and its affiliates would receive the equivalent of US $60 per share in cash, PetroFina securities or a combination of cash and PetroFina securities. Following receipt of the merger proposal, the Board of Directors of Fina, Inc. appointed a special committee of independent directors (the "Special Committee") to review and evaluate the merger proposal. The Special Committee retained Cravath, Swaine & Moore as independent legal counsel and Goldman Sachs & Co. as independent investment advisors to assist the members of the Special Committee in carrying out their duties and responsibilities.

     On February 17, 1998, the Company and Fina, Inc. entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which New Fina, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of the Company will be merged (the "Merger") with and into Fina, Inc., and Fina, Inc. will be the surviving corporation and (ii) each share of common stock of Fina, Inc. outstanding immediately prior to the effective time of the Merger will be converted into the right to receive (A) US $60 plus (B) one warrant (a "PetroFina Warrant") to purchase nine-tenths of one PetroFina ADS. The PetroFina Warrants will be exercisable for a period of five years from the date of the Merger and will have an exercise price of US $42.25 per PetroFina ADS. Thus, a holder of 10 PetroFina Warrants may purchase 9 PetroFina ADSs for an aggregate purchase price of US $380.25. Also on February 17, 1998, the Special Committee received an opinion from Goldman Sachs that the consideration to be received in the Merger was fair from a financial point of view to the holders of the Common Stock not affiliated with the Company. The Merger is subject to approval by a majority of the stockholders of Fina, Inc. PetroFina has sufficient voting power to cause the approval and adoption of the Merger Agreement without the affirmative vote of any other stockholder of Fina, Inc.

     PetroFina has filed a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission to register the PetroFina Warrants under the Securities Act of 1933, as amended. The Registration Statement contains additional information about the background of the Merger and the opinion of Goldman Sachs.

     The Company expects the Merger to be consummated on or before August 15, 1998.

     If the transaction is consummated, the Company does not believe the acquisition would have a material effect on the Group's financial condition or results of operations.

     Following the public announcement of the merger proposal, several shareholders of Fina, Inc. filed separate lawsuits in the Court of Chancery of the State of Delaware (the "Court") against the Company, Fina, Inc. and certain directors of Fina, Inc. The lawsuits, which purport to be class actions, allege a breach of fiduciary duties and seek to enjoin the merger or, if consummated, to set it aside. The Company intends to contest the litigation vigorously. The cases were consolidated into a single proceeding and stayed pending the completion of negotiations between the Company and Fina, Inc. Following negotiation and the voluntary production of documents to plaintiff's counsel, plaintiffs and defendants in all of the consolidated actions entered into a Memorandum of Understanding pursuant to which the action will be settled contingent upon closing of the Merger and the entry of a final judgment dismissing with prejudice all claims between plaintiff class members and the defendants. On May 14, 1998, the parties submitted a Stipulation of Settlement to the Court requesting a hearing to approve the settlement. The failure of the Court to approve the settlement agreement will not affect the Merger which is expected to occur prior to the scheduled hearing regarding approval.

ITEM 2. DESCRIPTION OF PROPERTY

     See "Item 1. Description of Business" for a description of PetroFina's principal plants and its reserves and sources of crude oil and natural gas.

ITEM 3. LEGAL PROCEEDINGS

     PetroFina is involved in a number of legal proceedings incidental to the normal conduct of its business. It does not believe that liabilities relating to such proceedings are likely to be, in the aggregate, material to its consolidated financial condition.

ITEM 4.  CONTROL OF REGISTRANT

     Based on the information provided in a Schedule 13G filed with the Commission on February 13, 1998 (the "Schedule 13G"), the Company has set forth below the number and percentages of PetroFina Shares owned by each person known by the Company to own beneficially more than 10% of the outstanding PetroFina Shares. Information in the notes to the table is also based on information in the Schedule 13G.

                                                                                     PERCENTAGE
                                                                 NUMBER OF       OF PETROFINA SHARES
                        SHAREHOLDER                           PETROFINA SHARES    AND VOTING POWER
                        -----------                           ----------------   -------------------
Groupe Bruxelles Lambert S.A. and affiliated
  companies(1)(2)(3)(4).....................................     5,503,384              23.5%
Societe Generale de Belgique S.A. and affiliated
  companies(1)(3)(5)........................................     2,533,607              10.8%
Compagnie Nationale a Portefeuille(1)(3)....................     1,533,487               6.5%

---------------
(1) GBL (and its affiliated companies), SGB (and its affiliated companies), S.A. Fortis A.G. N.V. ("Fortis") (and its affiliated companies), and Sofina S.A. ("Sofina") may be deemed to be members of a group with respect to the PetroFina Shares. Fortis and Sofina own 306,491 PetroFina Shares (1.3%) and 308,627 PetroFina Shares (1.3%), respectively. The number of PetroFina Shares set forth next to each of GBL and SGB does not include PetroFina Shares owned by each other, Fortis or Sofina.

(2) Includes 5,305,029 PetroFina Shares held by Electrafina, an affiliate of GBL, and 198,355 PetroFina Shares held directly or indirectly by Royale Belge S.A. ("Royale Belge"). On June 2, 1998, the Company was notified by Royale Belge that Royale Belge is now controlled by Group AXA.

(3) CNP and GBL may be deemed to be members of a group with respect to the PetroFina Shares owned by each of them. The number of PetroFina Shares set forth next to each of GBL and CNP does not include

    PetroFina Shares owned by each other. CNP, on the one hand, and SGB, Sofina and Fortis, on the other hand, have expressly disclaimed that they are members of a group with respect to the PetroFina Shares beneficially owned by each other. CNP has advised the Company that its shares are held by FIBELPAR.

(4) Albert Frere, Chairman of the Company's Board of Directors, may be deemed to control GBL and CNP.

(5) Includes 575,501 PetroFina Shares held by S.A. Tractebel N.V., 1,241,000 PetroFina Shares held by S.A. Electrabel N.V., 700,271 PetroFina Shares held by S.A. Telfin N.V., 15,580 PetroFina Shares held by S.A. Contassur N.V. and 1,255 PetroFina Shares held by Beleggingsmaatschappij voor Noord-Belgie (NOBEMA) N.V.

     GBL and SGB have informed the Company of an agreement entered into in 1989 (the "1989 Agreement") in relation to their respective PetroFina Shares. In a press release on March 8, 1989, they indicated that their common objective was to provide the Company with long-term, stable shareholders and to support its long-term strategy for the benefit of shareholders and staff generally. By virtue of their ownership of PetroFina Shares and the 1989 Agreement, GBL and SGB may be deemed to control the Company within the meaning of Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

     The Company is aware that the 1989 Agreement was entered into by GBL and SGB on behalf of themselves and their respective affiliates and, in the case of SGB, on behalf of Fortis and Sofina and, in the case of GBL, on behalf of Royale Belge S.A. and Generale des Eaux S.A. the Company is also aware that the 1989 Agreement contains provisions pursuant to which GBL and SGB have agreed to: (i) limit their ownership of PetroFina Shares to 25% and 12.5%, respectively, subject to certain exceptions; (ii) consult with each other on such matters as the determination of strategic plans of the Company and its affiliates, changes to the Articles, the issuance of PetroFina Shares, the incurrence of indebtedness, significant acquisitions and dispositions, any takeover attempted by a third party, dividend policy and the appointment of executive officers of the Company; (iii) have representation on the Board of Directors proportional to their ownership of PetroFina Shares, with GBL designating a director as Chairman of the Company and SGB designating a director as a Vice-Chairman; and (iv) grant each other a right of first refusal with respect to the PetroFina Shares if either party decides to sell its PetroFina Shares. The Company understands that the 1989 Agreement will continue until 2004. See "Item 10. Directors and Officers of Registrant -- Board of Directors."

     The Company is aware that its officers and directors as a group own at least 16,000 PetroFina Shares. However, because the PetroFina Shares are held partially in bearer form, the Company cannot identify precisely the number of PetroFina Shares held by the officers and directors as a group. In addition, certain directors of the Company, including Mr. Frere and Mr. Desmarais, Sr., are affiliates of the shareholders identified in the table above and could be deemed beneficial owners of the PetroFina Shares identified in the table above. See "Item 10. Directors and Officers of Registrant -- Board of Directors."

ITEM 5. NATURE OF TRADING MARKET

MARKET FOR PETROFINA SHARES

     The principal trading market for the PetroFina Shares is the BSE in Belgium where the PetroFina Shares are listed continuously on the Forward Market. In 1997, the PetroFina Shares were the most actively traded equity security on the BSE. The PetroFina Shares are an important component of the Bel 20 Index, which is a broad-based index of 20 of Belgium's significant, publicly traded companies.

     The table below sets forth, for the periods indicated, the reported high and low closing prices in Belgian francs for the PetroFina Shares on the BSE:

                                 PRICE PER
                              PETROFINA SHARE
                                   (BEF)
                              ---------------
                               HIGH     LOW
                               ----     ---
1995
  First Quarter.............   9,510    7,990
  Second Quarter............   9,440    8,200
  Third Quarter.............   9,240    8,560
  Fourth Quarter............   9,140    8,650
1996
  First Quarter.............   9,480    8,220
  Second Quarter............   9,990    8,560
  Third Quarter.............  10,250    9,230
  Fourth Quarter............  10,750    9,320
1997
  First Quarter.............  12,800   10,050
  Second Quarter............  14,000   11,575
  Third Quarter.............  15,600   13,150
  Fourth Quarter............  15,100   12,500
1998
  First Quarter.............  14,375   12,525

     Official trading on the BSE is carried out using a fully-computerized order matching system, the NTS (New Trading System). Securities are listed either on the Forward Market which contains the largest and most liquid domestic and foreign securities, or on the Spot Market, which contains small and midcap companies. On the Forward Market, depending on the liquidity of the security in question, listing takes place continuously from 10:00 am to 4:30 pm, Brussels time, or semi-continuously with a double quotation at 10:15 am and 4:15 pm, Brussels time. The PetroFina Shares are listed continuously on the Forward Market. Settlements of securities listed on the Forward Market, based on a "Cash on Delivery" system, take place at the end of a two-week period, the "quinzaine," according to a fixed timetable.

     The BSE is governed by a two-tier supervisory system: the Management Committee of the BSE and the CBF. The Management Committee of the BSE, appointed by members of the BSE, acts as an autonomous market authority, responsible for the organization and the operation of the stock market. The CBF oversees the activities of the BSE authorities and acts as a second-tier supervisory body with respect to the market.

     Transactions can be effected only by members of the BSE. Members include credit or financial institutions, brokerage firms and members of other EU stock exchanges.

     The PetroFina Shares are also listed on the stock exchanges of Amsterdam, Frankfurt, London and Paris and on the Swiss Stock Exchange and are quoted on SEAQ International.

TRADING IN THE UNITED STATES

     Citibank serves as depositary with respect to the PetroFina ADSs which have traded on the NYSE since September 3, 1997 and in the OTC market in the United States since 1990. Each PetroFina ADS represents one-tenth (0.1) of one PetroFina Share. As of December 31, 1997 there were 607,000 PetroFina ADSs outstanding (representing 0.26% of the outstanding PetroFina Shares), held by 15 registered PetroFina ADS holders. All such PetroFina ADSs were held by U.S. residents. In addition, 6,985 registered PetroFina Shares (representing 0.03% of the outstanding PetroFina Shares) are held by U.S. residents.

     The table below sets forth, for the period indicated, the reported high and low quotations in dollars for the PetroFina ADSs during the periods in which they traded in the OTC market and the high and low closing sale prices for the PetroFina ADSs after September 3, 1997. The fourth quarter of 1997 represents the first full quarter of trading on the NYSE.

                            PRICE PER ADS
                                (US$)
                          ------------------
                           HIGH        LOW
                           ----        ---
1995
  First Quarter.........  30.063      27.438
  Second Quarter........  32.563      28.438
  Third Quarter ........  30.781      28.359
  Fourth Quarter........  31.219      29.156
1996
  First Quarter.........  31.609      26.984
  Second Quarter........  31.328      27.359
  Third Quarter.........  32.297      29.547
  Fourth Quarter........  31.000      30.750
1997
  First Quarter.........  35.500      31.250
  Second Quarter........  36.625      33.250
  Third Quarter.........  39.375(1)   36.500(1)
                          39.500(2)   36.313(2)
  Fourth Quarter........  42.000      35.750
1998
  First Quarter.........  38.000      33.375

---------------
(1) Reflects trading prior to the NYSE listing on September 3, 1997.

(2) Reflects trading on the NYSE from September 3, 1997 through September 30, 1997.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

EXCHANGE CONTROLS

     Belgian exchange control regulations impose no limitations on the amount of cash payments that may be remitted by the Company to residents of the United States. However, when there is a transfer of funds by the Company an obligation to notify the Institut belgo/Luxembourgeois du change/Belgisch-Luxemburgs Wisselinstituut arises. If the transfer of funds is handled by Belgian financial institutions, that institution will give the required notification. In addition, the Company has arranged with a number of European and U.S. financial institutions, including the Depositary, to handle such payments or transfers of funds and make the required notification.

OWNERSHIP OF PETROFINA SHARES BY NON-BELGIAN PERSONS

     Under Belgian law, if an individual or a company intends to acquire the joint or exclusive control of the Company through one or more transactions relating to the PetroFina Shares, the acquiror must notify the CBF of the contemplated transaction at least five days before its completion. If the price of the contemplated transfer includes a control premium, the acquiror must offer to all other shareholders of the Company to be acquired the opportunity to sell their PetroFina Shares at the highest price offered by the acquiror for PetroFina Shares during the 12 months preceding the acquisition of control of the Company. The acquiror must give the other shareholders this opportunity within 30 days after its acquisition of control either (i) in the form of a public takeover bid or (ii) pursuant to an undertaking to support the stock price of the acquired company on the relevant stock exchange.

     Public takeover bids must be made for all the outstanding voting securities of the Company. Prior to making a bid, a bidder must issue a prospectus which is approved by the CBF. Any bid made by or on behalf of either a non-EU national or non-EU company is required to be approved by the Belgian Minister of Finance. In case of a public takeover bid, the European Commission must approve the transaction, if (i) the combined worldwide revenues of both the bidder and the Company to be acquired exceed ECU 2,500 million, (ii) the combined revenues of the bidder and the Company to be acquired in at least three EU member states exceed ECU 100 million, (iii) the revenues of each of the bidder and the Company to be acquired from each of such three EU member states exceed ECU 25 million and (iv) the total community-wide turnover of the bidder and the Company to be acquired individually exceed ECU 100 million.

     Public takeover bids are subject to the supervision of the CBF. If the CBF determines that a takeover bid is contrary to the interests of the stockholders of the Company, it may suspend the takeover bid for a maximum of 72 hours and request the President of the Commercial Court in the district of the Company's registered office (Brussels) to prohibit the bid and suspend the exercise of the rights attached to any PetroFina Shares that were acquired in connection therewith.

     Under Belgian law, a company must notify the Minister for Economic Affairs, the Minister of Finances, as well as the relevant Secretary of State for regional Economy prior to any transaction which will transfer more than one-third of the capital of a company that is located in Belgium and has equity ("fonds propres/eigen vermogen") in excess of BEF 100 million.

ITEM 7. TAXATION

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS RELATING TO PETROFINA ADSs

     The following general discussion summarizes certain of the material U.S. federal income tax consequences to U.S. Holders of the ownership, disposition or exercise of PetroFina ADSs. The discussion considers only U.S. Holders that own PetroFina ADSs as capital assets within the meaning of Code Section 1221.

     The following discussion is based on current provisions of the Code, current and proposed Treasury Regulations promulgated thereunder, administrative and judicial interpretations as of the date hereof, and the U.S.-Belgium income Tax Convention that entered into force October 13, 1972 as amended through the Supplementary Protocol, signed on December 31, 1987 (the "Treaty"), all of which are subject to change, possibly on a retroactive basis.

     Except to the extent discussed below, the discussion does not consider the U.S. tax consequences to a Non-U.S. Holder. This discussion of U.S. federal income tax consequences does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of PetroFina ADSs, nor does it address the effect of any applicable foreign, state, local or other tax laws. Further, the discussion does not consider holders that are subject to special tax treatment, including dealers in securities, financial institutions, insurance companies, tax-exempt organizations, persons subject to the alternative minimum tax, current or prior holders (directly or indirectly) of 10% or more of the voting shares of Parent, holders of securities held as part of a "straddle," "hedge" or "conversion transaction," or U.S. Holders whose "functional currency" (within the meaning of Section 985(b) of the Code) is not the dollar. EACH HOLDER OF PETROFINA ADSs SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF OWNING, DISPOSING AND EXERCISING OF PETROFINA ADSs.

     In addition, this summary does not address the U.S. federal income tax consequences were Parent determined to be a passive foreign investment company ("PFIC") for U.S. federal income tax purposes Generally, a PFIC is a foreign corporation that has passive income that equals or exceeds 75% of its total gross income or passive assets that represent at least 50% of its total assets by fair market value. Parent does not believe it is currently, and does not expect to become, a PFIC. U.S. Holders should consult their own tax advisors concerning the U.S. federal income tax consequences of holding PetroFina ADSs if the Company were considered to be a PFIC.

  U.S. Holders

     Ownership of PetroFina ADSs. In general, for U.S. federal income tax purposes U.S. Holders of PetroFina ADSs will be treated as the owners of the underlying PetroFina Shares. Distributions on PetroFina ADSs will constitute dividends for U.S. federal income tax purposes to the extent of current and accumulated earnings and profits of Parent as determined under U.S. federal income tax principles. The dollar value of such dividends will be includible in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the Depositary, without reduction for any Belgian taxes withheld at source, and will not be eligible for the dividends received deduction allowed to corporations under Section 243 of the Code. For purposes of determining the dollar value of any distributions to a U.S. Holder, distributions paid in Belgian francs will be converted into a dollar amount calculated by reference to the exchange rate in effect on the day they are received by the Depositary. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Belgian francs received which are not converted into dollars on the day the Belgian francs are received by the Custodian.

     To the extent, if any, that a U.S. Holder receives a distribution on PetroFina ADSs that would otherwise constitute a dividend for United States federal income tax purposes but that exceeds current and accumulated earnings and profits of the Company, such distribution will be treated first as a non-taxable return of capital reducing the U.S. Holder's basis in the PetroFina ADSs. Any such distribution in excess of the U.S. Holder's basis in the PetroFina ADSs will be treated as a capital gain.

     Generally, U.S. Holders will have the option of claiming the amount of any Belgian income taxes withheld on a dividend distribution to them as either a deduction from gross income or, subject to the limitations described below, as a dollar-for-dollar credit against their United States federal income tax liability. A deduction or foreign tax credit will not be available with respect to Belgian income taxes that may be refunded to a U.S. Holder pursuant to the Treaty. A U.S. Holder that elects to deduct Belgian income taxes from gross income may do so only for a taxable year in which the U.S. Holder claims a federal income tax deduction with respect to all foreign income taxes. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim the amount of the Belgian income taxes in respect of distributions on the PetroFina ADSs as a deduction from their gross income, but such amount may be claimed as a credit against the individual's United States federal income tax liability. The amount of Belgian income taxes for which U.S. Holders may claim a credit in any year is subject to certain complex limitations and restrictions, which must be determined on an individual basis by each U.S. Holder. The limitations set out in the Code include, among others, new holding period requirements enacted pursuant to the Taxpayer Relief Act of 1997 and rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the United States federal income taxes otherwise payable with respect to each class of income. Dividends paid by the Company generally will be foreign source "passive income" (or, in the case of certain holders, "financial services income") for United States foreign tax credit purposes. Foreign income taxes exceeding the credit limitation for the year of payment or accrual of such tax can be carried back for two taxable years and forward for five taxable years, in order to reduce United States federal income taxes subject to a credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a limitation which generally prevents use of the credit in any taxable year to reduce liability for United States individual and corporate alternative minimum tax by more than 90%. Holders should consult their tax advisors regarding limitations on the foreign tax credit, including the new holding period requirements referenced above.

     Disposition of PetroFina ADSs. Upon the sale, exchange or other disposition of PetroFina ADSs, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder's basis in the PetroFina ADSs and the amount realized on the disposition. For certain noncorporate U.S. Holders of PetroFina ADSs (including individuals), the rate of taxation of capital gain will depend upon (i) the U.S. Holder's holding period for the PetroFina ADSs (with the lowest rate available only for PetroFina ADSs held more than 18 months) and (ii) the U.S. Holder's marginal tax rate for ordinary income. U.S. Holders of PetroFina ADSs should consult their tax advisors with respect to applicable rates and holding periods, and netting rules for capital losses.

     Gain realized by a U.S. Holder on a sale, exchange or other disposition of PetroFina ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Under current law, the source of any loss on the sale, exchange or other disposition of PetroFina ADSs is uncertain.

  Non-U.S. Holders

     Further, subject to the discussion of backup withholding below, a Non-U.S. Holder of PetroFina ADSs generally will not be subject to U.S. federal income tax on gain realized on the sale of PetroFina ADSs or dividends received on PetroFina ADSs unless (i) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and such Non-U.S. Holder is not otherwise eligible for applicable treaty benefits or (ii) in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are satisfied.

  U.S. Information Reporting and Backup Withholding

     Under certain circumstances, the Internal Revenue Service requires "information reporting" and "backup withholding" at a rate of 31% with respect to payments of dividends on PetroFina ADSs and the proceeds of disposition of PetroFina ADSs. Subject to certain exceptions, information reporting and backup withholding generally apply to U.S. Holders. A U.S. Holder will be subject to backup withholding at a rate of 31% on payments of dividends on PetroFina ADSs or the proceeds of disposition of PetroFina ADSs only if the U.S. Holder (i) fails to provide a TIN on a properly completed W-9, (ii) furnishes an incorrect TIN, (iii) is notified by the Internal Revenue Service that the U.S. Holder has failed to properly report payment of dividends or interest, or (iv) fails, under certain circumstances, to certify, under penalties of perjury, that it has furnished a correct TIN. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax exempt organizations.

     The payment of the proceeds of the disposition of PetroFina ADSs by a Non-U.S. Holder or the payment of dividends on PetroFina ADSs to or through the U.S. office of a broker or through a non-U.S. branch of a U.S. broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder either certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-U.S. Holder of PetroFina ADSs or the payment of dividends on PetroFina ADSs to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or information reporting unless the non-U.S. broker has certain U.S. relationships.

     Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded (or credited against the holder's U.S. federal income tax liability, if any) provided that the required information is furnished to the Internal Revenue Service.

CERTAIN BELGIAN INCOME TAX CONSIDERATIONS OF HOLDING AND DISPOSING OF PETROFINA ADSs

  Dividends -- U.S. Holder

     In general, under Belgian law, the Belgian tax imposed on a dividend paid to a non-resident that does not have a "permanent establishment" in Belgium will be limited to the amount of the withholding tax, the current rate of which is 25%. This dividend withholding tax may be subject to reduction, however, pursuant to income tax treaties that Belgium has entered into with other countries. Pursuant to the Treaty, dividends paid by the Company to a U.S. Holder that does not have a "permanent establishment" in Belgium generally will be subject to a Belgian withholding tax at a reduced rate of 15%. Such withholding is reduced, however, to 5% in the case of a corporation which owns directly at least 10% of the Company's voting stock. Whether a Non-U.S. Holder who is not a Belgian resident qualifies for a reduced rate of Belgian withholding tax will depend upon whether such Non-U.S. Holder is a citizen or resident of, or organized under the laws of, a country that has an income tax treaty with Belgium that provides for a reduced rate of withholding tax and whether the holder otherwise satisfies any conditions in the treaty necessary to be eligible for the reduced rate of withholding tax.

     Although there are exceptions, in general, the full Belgian withholding tax must be withheld by the Company (that is, the amount of withholding upon the payment of the dividend is not reduced to reflect the Treaty rate), and the U.S. Holder may make a claim for reimbursement for amounts withheld in excess of the

Treaty rate. The reimbursement form can be obtained from the Bureau Central de Taxation Bruxelles-Etranger, Place Jean Jacobs, 10, B-1000 Brussels, upon presentment of a form stamped by the U.S. Internal Revenue Service and the document proving cashing of the dividend. The relevant form may be obtained from the Depositary or Parent "Service a l'actionnaire," 52 Rue de l'Industrie, B-1040 Brussels (Tel. +32-2-288.99.45/Fax +32-2-288.35.95). If the Forms 61,66
(U.S. IRS Certificate of Residence) and 276 (Belgian Ministry of Finance) are properly completed and sent to the Depositary three working days prior to the dividend payment date, the beneficial owner of the dividend will obtain the reduced withholding tax rate at source. Prospective holders should consult their own tax advisors as to whether they qualify for reduced withholding upon the payment of dividends, and as to the procedural requirements for obtaining reduced withholding upon the payment of dividends or for making claims for reimbursement.

     Under Belgian tax law the rate of the withholding tax can be reduced to 0% in the case of dividends paid by a Belgian corporation to certain U.S. organizations that are not engaged in any activity of a lucrative nature and exempt from United States federal income tax. For instance, organizations either constituted and operated exclusively to administer or provide pension, retirement or other employee benefits or operated exclusively for religious, charitable, scientific, educational or public purposes may qualify for the 0% withholding tax rate. To benefit from this reduced rate, the qualified U.S. Holders should sign a specific form, available by request from the "Service a l'actionnaire" or included in the annual report, and send it back either to the Depositary three working before the dividend payment date to obtain the reduced withholding tax rate at source or to the "Directeur regional des contributions, Bruxelles II-societes, avenue Louise 233-245, B-1050 Bruxelles" to be refunded the excess withholding tax.

  Dividends -- Non-U.S. Holder

     As discussed above, Belgian tax law generally imposes a 25% withholding tax on a dividend paid to a nonresident that does not have a "permanent establishment" in Belgium. Whether a Non-U.S. Holder who is not a Belgian resident qualifies for a reduced rate of Belgian withholding tax will depend upon whether it is a resident of, or organized under the laws of, a country that has an income tax treaty with Belgium that provides for a reduced rate of withholding tax and whether the holder otherwise satisfies any conditions in the treaty necessary to be eligible for the reduced rate of withholding tax. Non-U.S. Holders entitled to a reduced withholding tax under a treaty may make claim for reimbursements for overwithheld amounts. Reimbursement forms can be obtained from the address listed in the discussion of "-- Dividends -- U.S. Holders" above.

  Capital Gains

     U.S. persons and other non-residents of Belgium who do not have a permanent establishment in Belgium will not be subject to Belgian income tax on the sale or other disposition of PetroFina ADSs. Individual non-residents of Belgium with a permanent establishment in Belgium will be subject to Belgian taxation on the disposition of PetroFina ADSs, and such shareholders should consult their tax advisors about the tax consequences to them of disposing of PetroFina ADS.

  Estate and Gift Tax

     A transfer of PetroFina ADSs by reason of death will be subject to Belgian estate tax ("droits de succession/successierechten") only if the deceased had his domicile or the seat of his estate in Belgium at the time of his death. The estate tax shall be due on the whole estate of the deceased wherever the assets are located.

     A transfer of PetroFina ADSs by gift will be subject to a Belgian gift registration tax ("droits d'enregistrement/registratierechten") only if it is made through a notary deed in Belgian. A gift in bearer form does not have to be made through a notary deed to be valid and effective. The registration tax should not apply to gifts of PetroFina ADSs recorded in a notary deed that is executed outside of Belgium.

ITEM 8. SELECTED CONSOLIDATED FINANCIAL DATA

     The following financial information with respect to the five years ended December 31, 1997 has been derived from the Company's audited consolidated financial statements. The audited consolidated financial statements for the years ended December 31, 1997, 1996 and 1995 have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). The consolidated financial statements for the periods ended December 31, 1994 and 1993, have been prepared in accordance with generally accepted accounting principles in Belgium ("Belgian GAAP"). For purposes of the analysis in "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations" certain balances related to 1994 have been adjusted to provide an analytical basis for comparison to the 1996 and 1995 U.S. GAAP presentation. The adjusted 1994 amounts are unaudited.

     The information for the three years ended December 31, 1997, 1996 and 1995 should be read in conjunction with the consolidated financial statements and notes included in "Item 18. Financial Statements."

                        PETROFINA S.A. AND SUBSIDIARIES

                    SUMMARY OF FINANCIAL AND OPERATING DATA

                                                          U.S. GAAP                      BELGIAN GAAP
                                             ------------------------------------   -----------------------
                                                         FOR THE YEAR ENDED AND AT DECEMBER 31,
                                             --------------------------------------------------------------
                                                1997         1996         1995         1994         1993
                                             ----------   ----------   ----------   ----------   ----------
                                                               (IN BEF MILLION, EXCEPT PER SHARE DATA
                                                                        AND NUMBER OF SHARES)
FINANCIAL
  Operating Revenue........................     727,031      622,145      558,724      574,333      558,982
  Depreciation, depletion and
    amortization...........................      28,703       23,775       22,533       22,775       21,080
  Exploration costs........................       4,354        3,030        4,186        2,616        2,657
  Operating Income.........................      46,833       39,388       30,788       27,744       20,411
  Net earnings.............................      22,060       15,948       11,826       10,039        7,144
  Net earnings per share...................         945          686          509          432          307
  Cash dividends per share.................         400          352          320          280          280
  Cash dividends per share (US$)(1)........       11.44        11.07        10.83         8.22         8.33
  Capital expenditures.....................      43,660       33,142       29,852       26,975       35,653
  Long term obligations....................      59,976       49,326       44,732       51,602       60,521
  Total assets.............................     403,618      366,788      333,892      340,822      358,653
  Stockholders' equity.....................     155,915      135,011      123,098      123,498      127,064
  Average Shares outstanding...............  23,350,612   23,252,764   23,252,414   23,252,126   23,251,784
  Ratio of earnings to fixed charges (%)...        6.21         5.27         4.19         3.53         2.35
OPERATIONS
  Crude oil, condensate, and natural gas
    liquids produced (in million barrels of
    oil equivalent)........................        52.2         49.3         50.7         42.8         34.5
  Natural gas produced (in billion cubic
    feet)..................................       208.9        210.7        204.0        211.7        228.5
  Refinery throughput crude oil (thousand
    barrels per day).......................       669.0        645.3        597.8        593.8        551.4
  Major chemicals and plastics produced (in
    thousand tonnes).......................       4,070        3,774        3,467        3,334        3,060
  Employees (average for the year).........      14,675       13,588       13,653       14,013       14,696

---------------
(1) Based on the Noon Buying Rate on the first day dividends are available for payment. See "Exchange Rates."

DIVIDENDS

     PetroFina has paid dividends on the PetroFina Shares in each year for at least the past 50 years. Future dividends will depend on the Company's earnings, financial condition and other factors. The payment and amount of dividends are subject to the recommendation of the Board of Directors and declaration by the

Company's shareholders at the annual ordinary general shareholders' meeting. The Company's Articles of Association provide that the Board of Directors may pay an interim dividend as an advance against the annual dividend.

     Dividends paid to holders of PetroFina ADSs will be subject to a charge by the Depositary for any expenses incurred by the Depositary in the conversion of Belgian francs to dollars. For a summary of certain United States federal and Belgian tax consequences to holders of PetroFina Shares and PetroFina ADSs, see "Item 7. Taxation."

     The table below sets forth for the years indicated, the amount of dividends paid per PetroFina Share.

                                                            DIVIDEND     DIVIDEND     DIVIDEND
                                                               PER          PER          PER
                                                            PETROFINA    PETROFINA    PETROFINA
                                                              SHARE        SHARE         ADS
                                                            ---------    ---------    ---------
                                                              (BEF)      (US $)(1)    (US $)(2)
1993......................................................     280          8.33        0.838
1994......................................................     280          8.22        0.940(3)
1995......................................................     320         10.83        1.075
1996......................................................     352         11.07         1.12
1997......................................................     400         11.44         1.14

---------------

(1) Based on the Noon Buying Rate on the first day dividends are available for payment. See "Exchange Rates."

(2) Dividend paid by the Depositary per PetroFina ADS.

(3) Includes $0.129 paid to holders of Petrofina ADSs in connection with a rights offering to holders of PetroFina Shares.

     In May 1998, the Company paid a dividend of BEF 460 per PetroFina Share in respect of the Company's 1997 earnings. Based on the Noon Buying Rate on May 27, 1998, the dollar equivalent of this dividend was US $12.52. On June 3, 1998, the Depositary paid a gross dividend of US $1.25 per PetroFina ADS to all holders of PetroFina ADSs as of May 20, 1998.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

     The information in this section should be read with the information contained in PetroFina's consolidated financial statements and related notes included in "Item 18. Financial Statements".

     The consolidated financial statements for the years ended December 31, 1997, 1996 and 1995 have been prepared in accordance with U.S. GAAP. For purposes of this analysis, certain balances related to 1994 have been adjusted to provide an analytical basis for comparison to the 1996 and 1995 presentation. The adjusted 1994 amounts are unaudited. See also "Item 8. Selected Consolidated Financial Data."

     Certain information contained in this Registration Statement, including, without limitation, information appearing under "Item 1. Description of Business," "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Item 9A. Quantitative and Qualitative Disclosures About Market Risk" are forward-looking statements. The following important factors, together with others that appear with the forward-looking statements, could affect the Group's actual results and could cause the Group's actual consolidated results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Group in this Annual Report. PetroFina's operating results are generally affected by a variety of factors, including movements in crude oil prices and refining and chemical margins and currency exchange rates. Higher crude oil prices generally have a positive effect on operating income of the Group, as its Upstream oil and gas business benefits from the resulting increase in prices realized from production. Lower crude oil prices generally have a corresponding negative effect. See "Item 1. Description of Business -- Upstream -- Reserves." The effect of changes in crude oil prices on PetroFina's Downstream activities depends upon the speed at which the prices of refined petroleum products adjust to reflect such changes. Fluctuations of the Belgian franc against other currencies, especially the dollar, can have significant effects on PetroFina's consolidated financial statements. Prices for crude oil are normally set in dollars. Chemical products are generally priced in local currency but based, in Europe, on German mark ("DEM") benchmark prices. Generally, the Group's operating income is improved by a strengthening of the dollar and major European currencies against the Belgian franc. In addition, the effects of translation of local currency financial statements of PetroFina's non-Belgian subsidiaries can influence comparative results of operations. See also "Item 9A. Quantitative and Qualitative Disclosures About Market Risk."

RESULTS OF OPERATIONS

     The following table sets forth certain financial data for the Group as a whole for the periods indicated.

                                                               FOR THE YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                               1997         1996         1995
                                                              -------      -------      -------
                                                              (IN BEF MILLION EXCEPT PER SHARE
                                                                DATA AND NUMBER OF EMPLOYEES)
CONSOLIDATED DATA
Operating Revenue...........................................  727,031      622,145      558,724
Earnings from investments, equity interests.................    1,386        1,466        1,345
     Total revenue..........................................  728,417      623,611      560,069
                                                              =======      =======      =======
Operating Income............................................   46,833       39,388       30,788
Interest and net financial items............................   (4,596)      (5,066)      (5,171)
                                                              -------      -------      -------
Earnings before income taxes and minority interests.........   42,237       34,322       25,617
Income taxes................................................  (19,531)     (17,678)     (13,092)
Minority interests..........................................     (646)        (696)        (699)
                                                              -------      -------      -------
Net income..................................................   22,060       15,948       11,826
Earnings per share..........................................      945          686          509
Dividend per share..........................................      400          352          320
Average number of employees.................................   14,675       13,588       13,653

SEGMENT DATA

                                                                                 CORPORATE
                                                                                  & OTHER
                                    UPSTREAM   DOWNSTREAM   CHEMICALS   PAINTS   ACTIVITIES   CONSOLIDATED
                                    --------   ----------   ---------   ------   ----------   ------------
                                                               (IN BEF MILLION)
1997
Operating Revenue.................   88,265     571,964       93,247    31,452        478       785,406
Inter-segment Sales...............  (36,298)    (16,961)      (5,116)                           (58,375)
Operating Revenue from Non
  Affiliates......................   51,967     555,003       88,131    31,452        478       727,031
Operating Income (Loss)...........   25,288      12,005       10,439     1,617     (2,516)       46,833
Capital Expenditures..............   23,016      10,092        8,983     1,014        555        43,660
1996
Operating Revenue.................   65,212     496,361       78,404    29,439      1,033       670,449
Inter-segment Sales...............  (31,123)    (13,757)      (3,421)       (3)        --       (48,304)
Operating Revenue from Non
  Affiliates......................   34,089     482,604       74,983    29,436      1,033       622,145
Operating Income (Loss)...........   24,165       5,195       11,337     1,207     (2,516)       39,388
Capital Expenditures..............   17,964       8,971        3,687     1,151      1,369        33,142
1995
Operating Revenue.................   48,598     441,688       79,941    28,390      1,319        599,93
Inter-segment Sales...............  (21,687)    (16,448)      (2,744)       --       (333)      (41,212)
Operating Revenue from Non
  Affiliates......................   26,911     425,240       77,197    28,390        986       558,724
Operating Income (Loss)...........   13,400         235       19,014       854     (2,715)       30,788
Capital Expenditures..............   12,288       7,818        7,993       745      1,008        29,852

                          GROUP RESULTS 1997 VS. 1996

     In 1997, net income reached a record level of BEF 22.1 billion (945 BEF per share) compared to BEF 15.9 billion (686 BEF per share) in 1996, representing an increase of 39%. The Group's return on equity was 15.2% in 1997 compared to 12.4% in 1996. The return on capital employed increased in 1997 to 10.5% from 8.9% in 1996.

     Consolidated Cash Flow, defined as consolidated net income adjusted for depreciation and other current year non-cash provisions to net income, was BEF
57.1 billion compared to BEF 44 billion in 1996. The 1997 consolidated cash flow also represents a record for the Group.

     Compared to 1996, the increase in consolidated net income reflects a BEF
7.4 billion improvement in Group operating income combined with lower financial charges resulting from higher capitalization of interest on Upstream development projects. Of the 1997 increase in operating income, BEF 6.8 billion is related to Downstream from higher margins and throughputs at the Group's European and North American refineries. Upstream operating income improved by BEF 1 billion as increases in production and the dollar appreciation overcame the effect of lower crude oil prices. Chemicals operating income decreased by BEF 1 billion due primarily to the unfavorable net effect of North American product price decreases. Paints operating income showed improvement of BEF 400 million in 1997 compared to 1996.

     The Group's consolidated operating revenue in 1997 was BEF 727.0 billion, an increase of 17%, or BEF 105 billion, from the previous year. Of the increase, BEF 32 billion is the result of appreciation of the dollar and other European currencies versus the Belgian franc, BEF 20 billion reflects increases in sales volumes, BEF 25 billion is related to higher sales prices, and BEF 29 billion reflects increases in petroleum product excise duties.

     During 1997, reductions in the statutory tax rates in Italy and the United Kingdom resulted in a reduction of total income tax expense of BEF 1.3 billion through the recording of a deferred tax credit (in accordance with US GAAP). Excluding this effect of tax rate changes, the Group's effective tax rate was 49.3% in 1997 compared to 51.5% in 1996. The lower effective tax rate reflects the improvement in Downstream operating income. As a result, a lower percentage of Group earnings before tax is attributable to Norwegian production activities. Norwegian production activities carry a higher tax burden due to specific petroleum tax legislation in Norway.

UPSTREAM

                                              1997                    1996                    1995
                                      ---------------------   ---------------------   ---------------------
                                                    NORTH                   NORTH                   NORTH
                                      EUROPE(1)    AMERICA    EUROPE(1)    AMERICA    EUROPE(1)    AMERICA
                                      ----------   --------   ----------   --------   ----------   --------
                                      (IN BEF MILLION EXCEPT NUMBER OF EMPLOYEES, PRODUCTION AND RESERVES)
Operating Revenue(2)................    49,077      39,188      41,960      23,252      34,731      13,867
Equity in Net Income of Non-
  Consolidated Investees............       690          86         892          --         484          48
                                       -------     -------     -------     -------      ------     -------
     Total Revenue..................    49,767      39,274      42,852      23,252      35,215      13,915
Operating Expense, Excluding
  Depreciation
  and Exploration Expense...........   (14,932)    (31,706)    (10,599)    (17,444)     (9,519)    (10,946)
Depreciation........................    (8,289)     (3,464)     (6,605)     (2,320)     (6,899)     (1,778)
Exploration Expense.................    (2,203)     (2,151)     (1,775)     (1,255)     (2,680)     (1,506)
Other Operating Expense.............      (990)        (18)     (1,877)        (64)     (2,276)       (126)
                                       -------     -------     -------     -------      ------     -------
Operating Income (Loss).............    23,353       1,935      21,996       2,169      13,841        (441)
                                       =======     =======     =======     =======      ======     =======
Capital Expenditures................    15,250       7,766      12,945       5,019       9,801       2,487
Total Assets........................    65,346      30,342      57,702      22,703      48,174      18,007
                                       =======     =======     =======     =======      ======     =======

                                              1997                    1996                    1995
                                      ---------------------   ---------------------   ---------------------
                                                    NORTH                   NORTH                   NORTH
                                      EUROPE(1)    AMERICA    EUROPE(1)    AMERICA    EUROPE(1)    AMERICA
                                      ----------   --------   ----------   --------   ----------   --------
                                      (IN BEF MILLION EXCEPT NUMBER OF EMPLOYEES, PRODUCTION AND RESERVES)
Crude Oil Production (in million
  barrels)(3).......................        48           4          45           4          47           4
Natural Gas Production (in Bcf).....       132          77         152          59         150          54
Proved Oil Reserves (in million
  barrels)(3).......................       510          73         485          77         515          35
Proved Gas Reserves (in Bcf)........     1,188         400       1,349         393       1,428         337
     Total Proved Reserves (in
       million barrels of oil
       equivalent)(4)...............       708         139         710         142         753          91
                                       =======     =======     =======     =======      ======     =======
Average Number of Employees.........       345         493         372         453         413         476
                                       =======     =======     =======     =======      ======     =======

---------------
(1) Europe includes Europe and other parts of the world outside North America.

(2) Includes inter-segment revenue.

(3) Excluding equity affiliates.

(4) 1 barrel of oil equivalent = 1 barrel of crude oil = 6,000 cubic feet of gas.

OPERATING REVENUE

     Operating revenue in 1997 was BEF 88.3 billion compared to BEF 65.2 billion in 1996, an increase of 35%. Increases in production volumes and gas marketing activities contributed BEF 11.9 billion to the overall increase. The appreciation of the dollar and other European currencies versus the Belgian franc resulted in an additional BEF 11.7 billion increase in reported operating revenue. Decreases in worldwide crude prices were primarily offset by higher North American natural gas prices. The net effect of price developments during 1997 resulted in a BEF 0.5 billion reduction in operating revenue compared to 1996.

     In Europe, operating revenue increased 17% to BEF 49.1 billion in 1997. Crude oil production in 1997 was 48.2 million barrels, an increase from 1996 of
3.0 million barrels, while natural gas production in 1997 was 132.3 billion cubic feet, a decrease from 1996 of 19.6 billion cubic feet. The operating revenue included revenues derived from 29 billion cubic feet of gas trading. Reported operating revenue from Europe benefitted in 1997 from the appreciation of the dollar by 16% and the British pound by 21% against the Belgian franc. Realized crude oil prices dropped $1.95 per bbl to $18.96 per bbl.

     Of the production increase in Europe, 3,900 barrels per day was due to the drilling of new wells in connection with the Ekofisk II redevelopment project in Norway. An additional 5,000 barrels per day of the total production increase was attributable to a full year's production from the Thelma field and increased flows from the Alba field after a successful de-bottlenecking project. Natural gas production in Europe decreased by 19.6 billion cubic feet, due mainly to Norway. In the United Kingdom, natural gas production was stable. Increases resulting from the production start of the Armada and Everest fields and from a re-determination of ownership percentages for the Audrey field were offset by a reduction in natural gas production from Hewett and the Ann/Alison fields.

     In North America, operating revenue increased 68% to BEF 39.2 billion in 1997. Natural gas volumes sold, which include production and volumes sold through the Group's natural gas marketing activity, increased from 183 billion cubic feet in 1996 to 281 billion cubic feet in 1997. Of the volume increase,
17.8 billion cubic feet related to natural gas production increases is attributable to successful step-out drilling programs at core properties in South Texas and North Louisiana. Natural gas well-head prices increased from $2.41 in 1996 to $2.57 per thousand cubic feet in 1997. Although crude production was level between the periods, the average crude oil well-head price decreased by $1.40 per barrel to $17.90 per barrel. Both operating revenue and operating income include a gain on sale of assets amounting to BEF 0.3 billion in 1997.

OPERATING INCOME

     Upstream operating income was BEF 25.3 billion in 1997 compared to BEF 24.2 billion in 1996, an increase of 4%. The increase was due to operating revenue developments partially reduced by the effect of lower margins realized in North America on natural gas marketing activity and an increase in exploration costs.

     In 1997, PetroFina participated in the drilling of 27 exploration wells compared to 29 wells in 1996. Approximately 55% of wells drilled originated from existing discoveries of oil and gas reserves, thus allowing for the better evaluation of existing prospects. PetroFina's weighted average working interest in exploratory wells drilled was 40.4% in 1997 compared to 29.4% in 1996.

     In Europe, operating income was BEF 23.4 billion compared to BEF 22.0 billion in 1996, an increase of 6.4%. The depletion rate of US $3.06 per barrel (on a units-of-production basis) was largely unchanged in 1997 versus 1996. The impact of gradually commissioning Ekofisk II facilities, and downward revisions of Ann/Alison reserves (-17.6 billion cubic feet) were virtually absorbed by the impact of positive revisions in the estimated Norwegian reserves. The downward revision in Ann/Alison's recoverable reserves resulted in an impairment writedown in Ann/Alison capitalized cost of BEF 0.5 billion. Lifting costs have decreased to US $4.05 per barrel in 1997 from US $4.29 per barrel in 1996 due to greater efficiencies in production facilities.

     Exploration expenses for Europe amounted to BEF 2.2 billion in 1997 compared to BEF 1.8 billion in 1996.

     In North America, operating income was BEF 1.9 billion in 1997 compared to BEF 2.2 billion in 1996. The decrease in operating income mainly reflects higher dry hole expenses and lower natural gas marketing margins, partially offset by positive net developments in operating revenues. The increase in development costs and the downward revision in oil and gas reserves have led to an increase in the unit depletion rate (unit of production method) from US $5.19 per barrel in 1996 to US $5.79 per barrel in 1997. Lifting costs have decreased from US $4.20 per barrel in 1996 to US $3.53 per barrel in 1997. The drilling program in 1997 resulted in additions to reserves of 18 million barrels of oil equivalent, thereby allowing 121% of production to be replaced.

DOWNSTREAM

                                           1997                    1996                   1995
                                   --------------------   ----------------------   -------------------
                                                NORTH                     NORTH                 NORTH
                                   EUROPE(1)   AMERICA    EUROPE(1)      AMERICA   EUROPE(1)   AMERICA
                                   ---------   --------   ---------      -------   ---------   -------
                                               (IN BEF MILLION EXCEPT NUMBER OF EMPLOYEES,
                                                 REFINING THROUGHPUT AND PRODUCTS SOLD)
Operating Revenue(2).............   462,637     109,327    402,943(3)     93,418    360,654     81,034
Equity in Net Income of Non-
  Consolidated Investees.........       744          (2)       814             3        600          1
                                   --------    --------   --------       -------   --------    -------
     Total Revenue...............   463,381     109,325    403,757        93,421    361,254     81,035
Operating Expense, Excluding
  Depreciation...................  (442,851)   (103,741)  (387,763)      (90,946)  (352,468)   (78,046)
Depreciation.....................    (8,633)     (2,203)    (7,258)       (1,879)    (6,518)    (2,080)
Other Operating Expense..........    (2,467)       (806)    (3,039)       (1,098)    (1,920)    (1,022)
                                   ========    ========   ========       =======   ========    =======
Operating Income (Loss)..........     9,430       2,575      5,697          (502)       348       (113)
                                   ========    ========   ========       =======   ========    =======
Capital Expenditures.............     8,397       1,695      6,625         2,346      6,572      1,246
     Total Assets................   145,419      49,607    141,749        43,168    136,636     36,868
                                   ========    ========   ========       =======   ========    =======
Refining Throughput (in thousand
  barrels per day)...............       445         224        441           205        384        213
Refined Product Sold (in thousand
  tonnes)........................    26,161      12,540     25,278        12,016     24,367     12,378
                                   ========    ========   ========       =======   ========    =======
Average Number of Employees......     5,452       1,233      4,475         1,161      4,705      1,196
                                   ========    ========   ========       =======   ========    =======

---------------
(1) Europe includes Europe and other parts of the world outside North America.

(2) Includes inter-segment revenue.

(3) Includes capital gains on sales of assets of BEF 973 million.

OPERATING REVENUE

     Downstream operating revenue in 1997 was BEF 572.0 billion compared to BEF
496.4 billion in 1996, an increase of 15%. Increases in European petroleum product prices more than offset reductions in North American realized prices, leading to a net increase in operating revenue in 1997 of BEF 18 billion. The appreciation of the US dollar and other European currencies versus the Belgian franc resulted in an additional BEF 19 billion of reported operating revenue. Increases in product sales volumes, shop sales and service station revenues contributed the remainder of the 1997 increase. In addition, excise duties, which do not affect Group operating income, increased by BEF 29.0 billion in 1997 compared to 1996. Total petroleum products sold increased by 4% to 38.7 million tonnes in 1997 compared to 1996.

     In Europe, operating revenue increased by 15% to BEF 462.6 billion in 1997 compared to BEF 402.9 billion in 1996. Excluding the effect of higher excise duties, the increase was BEF 34 billion. Of this net increase, BEF 22 billion related to increased product prices, BEF 7 billion related to the reporting effect of currency exchange rate fluctuations, BEF 4 billion related to increases in quantities sold, and BEF 2 billion related to other operating revenues. 1996 operating revenue included BEF 1 billion of gain on the disposal of assets.

     In North America, the operating revenue was BEF 109.3 billion in 1997 compared to BEF 93.4 billion in 1996. Appreciation of the dollar against the Belgian franc contributed BEF 12 billion to the increase in reported operating revenue, increases in quantities sold contributed BEF 3 billion, and higher excise duties added BEF 3 billion. A decrease in average sale prices of petroleum products resulted in a BEF 4 billion reduction in operating revenue compared to 1996. Shop sales and other operating revenue grew during 1997 by BEF 2 billion.

OPERATING INCOME

     Downstream operating income was BEF 12.0 billion in 1997 compared to BEF
5.2 billion in 1996. The growth in operating income is due to better refining performances, increased margins on European petroleum product sales, and the appreciation of the dollar versus the Belgian franc.

     In Europe, Downstream refining throughput reached 445,310 barrels per day in 1997 compared to 440,550 barrels per day in 1996. The 1997 refining throughput was a new record for the Group and was accomplished despite a temporary shutdown of the Killingholme refinery in the United Kingdom for scheduled maintenance. Higher throughput and advantageous blending of crude oil feedstocks had a direct effect on Downstream operating income. The Group estimates that standard refining margins in northern European refineries increased on average US $0.10 per barrel to US $2.42 per barrel in 1997. The average refining margin for the Group's Europe refining activity grew by $0.56 per barrel in 1997.

     Marketing operating income in Europe improved in all countries where the Group operates with the exception of Norway, which remained adversely affected by severe price competition. Network sales have improved by 3% while the market growth was 1% on average during 1997. In accordance with the Group's marketing strategy, the Group restructured the management arrangements for a number of sales outlets which brought the stations under direct Group management. The reduction in management fees and the increase in non-fuel shop margins more than offset the resulting increase in personnel expenses.

     In North America, 1996 was characterized by very low industry-wide Gulf Coast refining margins. In 1997, Gulf Coast refining margins improved which, together with record throughput volumes at the Group's North American refineries, resulted in improved refining yields and performance. Compared to 1996, Gulf Coast refining margins increased by $0.80 per barrel for the industry. The Group's average refining margins increased by US $1.17 per barrel in 1997. Throughput in 1997 reached 223,700 barrels per day, a record high for the Group. Throughput in 1996 was 204,700 barrels per day and was affected by two temporary refinery shutdowns for scheduled maintenance.

     The increased operating income from refining operations was partially absorbed by losses incurred in the supply business resulting from lower crude oil prices and by a decrease in Marketing margins caused by lower North American product prices.

CHEMICALS

                                          1997                  1996                  1995
                                   -------------------   -------------------   -------------------
                                                NORTH                 NORTH                 NORTH
                                   EUROPE(1)   AMERICA   EUROPE(1)   AMERICA   EUROPE(1)   AMERICA
                                   ---------   -------   ---------   -------   ---------   -------
                                       (IN BEF MILLION EXCEPT NUMBER OF EMPLOYEES AND VOLUMES
                                                              PRODUCED)
Operating Revenue(2).............    55,687     37,560     46,567    31,837      49,371     30,570
Equity in Net Income/Loss of
  Non-Consolidated Investees.....      (152)       (35)         7       (22)        359        (18)
                                    -------    -------    -------    -------    -------    -------
     Total Revenue...............    55,535     37,525     46,574    31,815      49,730     30,552
Operating Expense, Excluding
  Depreciation...................   (45,714)   (31,600)   (38,940)   (23,204)   (35,822)   (20,849)
Depreciation.....................    (3,207)    (1,238)    (2,999)     (999)     (2,881)      (701)
Other Operating Expense..........      (528)      (334)      (451)     (459)       (589)      (426)
                                    =======    =======    =======    =======    =======    =======
Operating Income.................     6,086      4,353      4,184     7,153      10,438      8,576
                                    =======    =======    =======    =======    =======    =======
Capital Expenditures.............     3,230      5,753      1,947     1,740       4,604      3,389
     Total Assets................    37,513     30,931     35,712    22,489      35,893     17,076
                                    =======    =======    =======    =======    =======    =======
Monomer Production
  (in thousand tonnes)...........     1,241        659      1,123       610       1,124        550
Polymers Production
  (in thousand tonnes)...........       899      1,271        880     1,161         888        905
                                    =======    =======    =======    =======    =======    =======
Average Number of Employees......     1,920        913      1,876       932       1,811        894
                                    =======    =======    =======    =======    =======    =======

---------------
(1) Europe includes Europe and other parts of the world outside North America.

(2) Includes inter-segment revenue.

OPERATING REVENUE

     Operating revenue for the Chemicals segment increased by 19% to BEF 93.2 billion in 1997 from BEF 78.4 billion in 1996. For substantially all of the Group's product range, record production volumes were achieved. As a result, quantities of monomers and polymers sold increased by 6%, or BEF 6 billion, in 1997. Exchange rate fluctuations increased reported operating revenue by BEF 5 billion. Average sales price developments, particularly for European monomer products, contributed BEF 4 billion to the increase. 1996 operating revenue included a gain on sales of assets amounting to BEF 0.3 billion.

     In Europe, operating revenue increased by BEF 9.1 billion to BEF 55.7 billion in 1997, representing a 19.5% increase from 1996. The Group experienced price increases and volume increases within practically its entire range of monomer and polymer products. Monomer price developments, while still below 1995 levels, were positive in 1997 with price increases experienced both for ethylene and propylene.

     In North America, operating revenue increased by 18% to BEF 37.6 billion in 1997. Excluding the effect on operating revenue from the appreciation of the US dollar, the increase was 3%. Sales volumes increased by 9.5% to contribute BEF 3 billion to operating revenue in 1997 versus 1996. However, sales prices declined by 7% in the same period, adversely affecting comparable 1997 operating revenue by BEF 2 billion. North America styrene prices dropped to the lowest level since 1993 due primarily to the impact of new production coming on-line during the year.

OPERATING INCOME

     Chemicals operating income was BEF 10.4 billion in 1997 compared to BEF
11.3 billion in 1996, or a decrease of 8%. Increased plant efficiency due to higher production volume, increased European monomers (ethylene and propylene) margins and increased contribution from higher sales quantities were more than offset by the impact of reduced polymers margins and lower North American styrene margins.

     In Europe, operating income was BEF 6.1 billion in 1997 compared to BEF 4.2 billion in 1996. The improved performance is essentially linked to monomers, which have benefited from price stability of raw materials while experiencing some restoration in the sales price for ethylene and propylene. For polymer products, sales prices also increased in 1997, but to a lesser extent and were not sufficient to offset the increase in monomer prices. Monomers are the principal raw material for polymer production.

     In North America, operating income was BEF 4.4 billion in 1997, which is 39% below the 1996 operating income of BEF 7.2 billion. Unfavorable product price developments in North America more than offset the economies of scale realized at the Group's plants from higher production volumes. Sales volumes have grown by 9% but margins decreased by 50% due to both unfavorable price developments from increased industry capacity coming on-stream and increases in raw materials prices. The impact of declining margins was partially negated by the reporting effect of the appreciation in the dollar versus Belgian franc.

  PAINTS

                                                                1997        1995        1996
                                                                ----        ----        ----
                                                              (IN BEF MILLION EXCEPT NUMBER OF
                                                                         EMPLOYEES)
Operating Revenue(1)........................................    31,452      29,439      28,390
Equity in Net Income of Non-Consolidated Investees..........        24          20          15
                                                               =======     =======     =======
     Total Revenue..........................................    31,476      29,459      28,405
Operating Expense, Excluding Depreciation...................   (28,403)    (26,673)    (25,982)
Depreciation................................................      (914)       (830)       (838)
Other Operating Expense.....................................      (542)       (749)       (731)
                                                               =======     =======     =======
Operating Income............................................     1,617       1,207         854
                                                               =======     =======     =======
Capital Expenditures........................................     1,014       1,151         745
Total Assets................................................    19,706      18,717      17,813
                                                               =======     =======     =======
Average Number of Employees.................................     3,822       3,878       3,706
                                                               =======     =======     =======

---------------
(1) Includes inter-segment revenue.

  OPERATING REVENUE

     Paints operating revenue was BEF 31.5 billion in 1997 compared to BEF 29.4 billion in 1996, an increase of 7%. This increase was the result of higher sales volumes, contributing BEF 1.4 billion, and the effect of exchange rates on reported operating revenues, contributing BEF 0.5 billion. The increase in operating revenue is related mainly to the Marine, Anti-corrosion and Industrial sectors. The Decorative paints sector, while experiencing variations in development in different countries, overall experienced slightly higher operating revenue in 1997 compared to 1996.

  OPERATING INCOME

     Operating income was BEF 1.6 billion in 1997 compared to BEF 1.2 billion in 1996. In both years, the operating income of Paints includes the direct costs of redevelopment activities for the Decorative paints sector, principally in France and Germany. The increase in 1997 operating income is the result of improved production capacity utilization, improved margins emanating from lower raw material costs, and from reductions in operating costs resulting from the redevelopment activities. The above improvements were partially offset by a write-off of BEF 130 million for plant closure decisions in Germany and in Denmark.

                          GROUP RESULTS 1996 VS. 1995

     Group operating revenue for 1996 increased 11% to BEF 622,145 million, up from BEF 558,724 million in 1995. This BEF 63.4 billion improvement is primarily attributable to several factors including: BEF 43 billion due to an increase in petroleum product selling prices; BEF 11 billion due to the appreciation of the dollar and several European currencies against the Belgian franc; BEF 7 billion related to sales volume increases in all operating segments; a decline of BEF 12 billion as selling prices in the chemical sector decreased compared to 1995 levels and an increase of BEF 12 billion related to a rise in duties and excise taxes. Group operating income in 1996 rose 28% to BEF 39,388 million over 1995's level of BEF 30,788 million.

     In 1996, crude oil prices reached their highest level in five years. European refining margins improved in 1996 after being depressed since 1993. The combined effects of higher energy prices and improved European refining margins along with improving plant operational performances lifted Upstream and Downstream operating results in 1996. The chemicals industry reached a high point in its market cycle in the first half of 1995 followed by a downturn in the second half of 1995 and 1996. In 1996, the Group's main Chemical products showed a progressive improvement in prices, supported by strong demand. However, the extent of this price movement was not enough to offset an increase in raw material costs.

     The stronger Upstream and Downstream prices and stronger foreign currencies against the Belgian franc contributed to both operating revenue and operating income increases in 1996 compared to 1995 and reduced the effects of weaker industry margins for the United States' Chemicals segment.

     Earnings before taxes and minority interests in 1996 amounted to BEF 34,322 million compared to BEF 25,617 million in 1995, an increase of 34%. The improvement was primarily due to the increase in Group operating income. Interest expenses decreased slightly as a result of interest capitalization on the Ekofisk II redevelopment program. See also "Item 1. Description of
Business -- Upstream." Equity in net earnings from non-consolidated subsidiaries also increased in 1996 as a result of the restoration of oil production in Angola. Other items were substantially unchanged between the two years.

UPSTREAM

  OPERATING REVENUE

     Operating revenue in 1996 for the Upstream segment was BEF 65,212 million, reflecting a 34% increase compared to BEF 48,598 million in 1995. Increases in crude oil and natural gas prices in 1996 contributed BEF 5.6 billion and BEF 7.7 billion respectively to this improvement. The appreciation of the dollar against the Belgian franc resulted in BEF 2.9 billion of additional operating revenue. The Group's production and gas trading activities were relatively stable. While total crude oil production declined 3%, natural gas production rose 3%.

     In Europe, Upstream operating revenue improved 21% as a result of advances in crude oil prices and the strengthening of the dollar against the Belgian franc. During 1996, the average price per barrel was US $4.10 higher than in 1995 while the dollar appreciated 5% against the Belgian franc. Production was relatively stable. Crude oil production decreased about 3% while natural gas production grew slightly more than 1%. In Norway, both oil and gas production declined slightly. Natural gas production in the United Kingdom increased because natural declines in the output from older fields were offset by increased production from newer gas fields.

     In North America, Upstream operating revenue increased over 67% as a result of growth in crude oil and natural gas prices and the appreciation of the dollar against the Belgian franc. North American average wellhead crude oil prices increased 24%, or US $3.75 per barrel, while natural gas sales prices rose 62% in 1996 compared to 1995. Total production sales volumes went up 8%, due to increased natural gas production. Gas marketing activities contributed an additional US $0.52 per thousand cubic feet in 1996 compared to US $0.18 per thousand cubic feet in 1995. Gas marketing activity allows the Group to move large quantities of equity and third party natural gas to areas with premium pricing.

  OPERATING INCOME

     Upstream operating income was BEF 24,165 million in 1996 compared to BEF 13,400 million in 1995, an improvement of 80%. This increase was due to increased prices and the strengthening of the dollar and major European currencies against the Belgian franc.

     In Europe, operating income increased 59% as a result of higher operating revenue. Operating expense decreased slightly in 1996 compared to 1995 despite the strengthening of foreign currencies against the Belgian franc. Exploration expense decreased slightly as a result of the Group's emphasis during the year on proven areas and an improvement in the rate of successful wells drilled. Depreciation per barrel decreased from US $3.32 in 1995 to US $3.07 in 1996. This decrease was due to upward revisions in proved reserves for certain producing fields which decreased the units-of-production rate of depreciation. Lifting costs were US $4.29 per barrel oil equivalent in 1996 against US $4.43 in 1995.

     In North America, the improvement in operating income was primarily the direct result of favorable price developments and a stronger dollar. North American lifting costs per barrel of oil equivalent remained relatively stable. Total North American operating expense excluding depreciation increased due to the effect of stronger natural gas prices on quantities purchased from third parties for resell by the Group's gas marketing activity.

     PetroFina participated in 29 gross exploratory wells in 1996 compared to 26 in 1995. Approximately 61% of the wells completed in 1996 either discovered new potential reserves of crude oil or natural gas or upgraded existing discoveries, compared to 46% in 1995. PetroFina's participation interest in net exploratory wells was 29.4% in 1996 compared to 14.9% in 1995.

DOWNSTREAM

  OPERATING REVENUE

     Downstream operating revenue increased 12% in 1996 to BEF 496,361 million compared to BEF 441,688 million in 1995. Higher prices for petroleum products contributed BEF 35.6 billion to the increase in revenue; BEF 11.3 billion related to a rise in duties and excise taxes; and BEF 7.8 billion resulted from the appreciation of the dollar and several principal European currencies against the Belgian franc. Quantities sold in 1996 were consistent with levels achieved in 1995.

     In Europe, operating revenue increased by approximately 18% in 1996, excluding the effect of larger excise taxes and duties. Of this increase, 80% was due to increased petroleum product prices. Operating revenue also increased in 1996 because of higher sales volumes and the appreciation of European currencies against the Belgian franc. Changes in excise taxes and duties do not affect Downstream's operating income.

     In North America, operating revenue increased by about 17% in 1996, excluding the effect of increasing excise taxes and duties. The growth in operating revenue was caused by conditions similar to those experienced in Europe. Petroleum product prices caused about 84% of the increase. Operating revenue, as reported in Belgian francs, also improved as a result of a stronger dollar which was partially offset by lower sales volumes. United States refinery throughput in 1996 decreased by 4%.

  OPERATING INCOME

     The Downstream segment produced operating income of BEF 5,195 million in 1996 compared to BEF 235 million in 1995. This large increase in operating income was due to petroleum product price increases and improved European refinery margins.

     In Europe, the Group's refining throughput increased by 15% in 1996 compared to 1995. In 1996, refinery throughput reached 440,550 barrels per day to establish a record volume for the Group. European industry margins were US $2.27 per barrel in 1996 compared to US $1.80 per barrel in 1995. The margin improvement was the result of favorable price differentials between gas oil and fuel oil. The average price differential for these products increased from US $64 per tonne in 1995 to US $107 per tonne in 1996. Retail margins remained relatively stable in 1996 compared to 1995. Negative effects of retail price wars in the United

Kingdom and Norway were offset by improved performances in other European markets. In 1996, the Group's retail sales increased by 6% while the average sales per site increased by 11%.

     In North America, 1996 was characterized by low industry wide Gulf Coast refinery margins combined with a 4% reduction in the Group's refinery throughput. The throughput reductions resulted from scheduled major turnaround activities at both United States refineries. Aromatics margins, particularly important for the Port Arthur refinery, were at their lowest level in five years and 40% below 1995. Despite negative pricing developments, North American refining operations maintained competitive per barrel costs and yields in 1996. In retail, branded marketing margins decreased less than 1% in 1996 while total volumes grew 1%, and market share in key markets increased.

CHEMICALS

  OPERATING REVENUE

     Operating revenue for the Chemicals segment declined 2% to BEF 78,404 million in 1996 from BEF 79,941 million in 1995. In the first half of 1995, the industry realized the benefits of high prices and profit margins for all monomers and polymers. In the second half of 1995 (particularly in the fourth quarter), the industry faced a substantial product price decrease. In 1996, product prices stabilized, despite increasing demand.

     A decline in overall sales prices resulted in a decrease of BEF 11.2 billion which was substantially offset by an increase in quantities sold of BEF
8.5 billion, and by a BEF 1.4 billion increase from the appreciation of the dollar against the Belgian franc.

     In Europe, operating revenue decreased by 6% as a result of lower product sales prices partially offset by increased sales quantities. Weighted average realized prices for monomers decreased 13% in 1996 compared to 1995. Prices for main polymers decreased by 15% while polymer sales volumes increased. Polypropylene sales volume increased by 17% and polyethylene sales volume by 5% compared to 1995.

     In North America, operating revenue increased by 4%. Price developments during 1996 for polypropylene and polyethylene were similar to those in Europe but the weighted average price realized for styrenics products fell substantially lower by 20%. Total chemical sales volumes were up 25% versus the prior year reflecting the higher production levels resulting from completion of major expansion projects at the North American polypropylene and polystyrene plants. See "Item 1. Description of Business -- Chemicals."

  OPERATING INCOME

     Chemicals operating income was BEF 11,337 million in 1996 compared to BEF 19,014 million in 1995, a decrease of 40%. The decrease reflected lower weighted average sale prices in 1996 compared to 1995. Operating income also decreased due to 1996 increases in raw material costs for crude oil and related products. Negative industry price developments were partially offset by total sales volume increases of 10% in 1996 compared to 1995. The production volume increases were the result of the acquisition of the remaining 50% of Fina Chemicals Feluy plant in Belgium in March 1995, major expansion projects at the North American polypropylene and polystyrene plants and, to a lesser extent, other plant optimization programs. In February 1996, the Group sold its European polystyrene production facilities, resulting in a reduction in annual production capacity of 55,000 tonnes.

     In Europe, operating income in 1996 amounted to BEF 4,184 million compared to BEF 10,438 million in 1995, a 60% decrease. The 1996 decrease in operating income was a reflection of the industry's margin developments as raw material cost increases, especially for monomers, were not reflected in finished goods pricing.

     In North America, operating income in 1996 amounted to BEF 7,153 million compared to BEF 8,576 million in 1995, a reduction of 17%. The reduction in operating income was smaller than in Europe due to the relatively lower importance of monomers as an end sales product. Operating income was also positively affected by additional cost efficiencies from greater economies of scale resulting from larger production capacity. Production efficiencies were partially offset by increases in gas price and raw materials costs.

PAINTS

  OPERATING REVENUE

     Operating revenue for the Paints segment in 1996 amounted to BEF 29,439 million compared to BEF 28,390 million in 1995, an improvement of 4%. During 1996, the paint industry continued a consolidation trend which began in late 1994 resulting in increasing globalization and competition. The industry's growth occurred mainly in Asia. In Europe, the markets for industrial coatings and decorative paints were weaker reflecting the weakness in the construction market in Germany and France, offset slightly by decorative paints sales increases in the Benelux countries. Paint's main sales growth was due to positive market developments influencing both price and quantities sold in the marine and anti-corrosion product sector.

  OPERATING INCOME

     Operating income in 1996 amounted to BEF 1,207 million compared to BEF 854 million in 1995, an increase of 41%. In all of Paint's product sectors, the Group was able to improve profit margins through cost reductions. Paints' operating income in 1996 included commercial development expenditures incurred in France and Germany to enhance the Group's market position in the decorative paint sector and other non-recurring charges of BEF 190 million.

IMPACT OF INFLATION AND CHANGING PRICES

     The Group's operations are not seasonal but are sensitive to crude oil and natural gas pricing, margins between crude oil and refined products, and chemicals margins. These factors are beyond the Group's ability to influence and are the result of global market developments. In the past, crude oil, natural gas and product prices have fluctuated in response to market and political forces. Oil and natural gas prices are also influenced by regional factors such as regional supply, alternative fuel costs, and weather. See also "-- Financial Instruments."

     The general rate of inflation in most major countries where the Group operates has been relatively low in recent years. Associated impacts on operating costs have been countered by cost reductions from productivity improvements. Inflation has not been a factor influencing production and product pricing. Inflation does affect the cost of acquiring replacement property, plants and equipment. The replacement cost of property, plants and equipment is generally greater than the historical cost as a result of inflation. To a certain degree, the effect of inflation on replacement costs is countered by cost reductions due to improved technologies and applied knowledge.

LIQUIDITY AND CAPITAL RESOURCES

  OVERVIEW

     PetroFina defines "Cash Flow," for purposes of its Belgian financial reporting, as consolidated net income adjusted for depreciation and other current year provisions to net income. Because "Cash Flow" as so defined excludes the effect of changing working capital items, it is different from Cash Flow provided by operating activities as reported in the Consolidated Statements of Cash Flows. See "Item 18. Financial Statements -- Consolidated Statements of Cash Flows."

     Cash Flow amounted to BEF 57,142 million, BEF 43,965 million and BEF 39,660 million in 1997, 1996 and 1995, respectively. The increase in Cash Flow of BEF
13.2 billion in particular reflected the increase in net income of BEF 6.1 billion, the appreciation of the dollar and several European currencies of BEF
2.6 billion, the increase of Depreciation, Depletion and Amortization mainly due to the Upstream sector of BEF 3.1 billion and an increase in net deferred tax liabilities of BEF 1.5 billion.

     Cash provided by operating activities was BEF 53,926 million, BEF 36,819 million and BEF 37,848 in 1997, 1996 and 1995, respectively. Cash provided by operating activities in 1996 was reduced in relation to 1995 by the effects of increasing working capital accounts.

     Capital expenditures, which include investment in affiliates and exploration expenses, amounted to BEF 43,660 million, BEF 33,142 million and BEF 29,852 million in 1997, 1996 and 1995, respectively.

     Net cash used in financing activities was BEF 10,999 million, BEF 8,015 million and BEF 9,366 million in 1997, 1996 and 1995, respectively. Dividend payments have progressively increased with net income and amounted to BEF 9,301 million, BEF 8,185 million and BEF 7,441 million in 1997, 1996 and 1995, respectively. Net cash provided by operating activities (BEF 53.9 billion) and the warrant exercise proceeds (BEF 2.1 billion), allowed the financing of capital expenditures of BEF 43.7 billion, the payment of a dividend of BEF 9.3 billion and the net reimbursement of the financial debt of 3.2 billion.

     Consolidated stockholders' equity was BEF 155,915 million, BEF 135,011 million and BEF 123,098 million at the end of 1997, 1996 and 1995, respectively. The Group's ratio of interest-bearing debt to equity was 53% at the end of 1997, compared to 60% at the end of 1996 and 62% at the end of 1995.

CAPITAL AND EXPLORATION EXPENDITURES

     Capital and exploration expenditures in 1997 were BEF 43.7 billion compared to BEF 33.1 billion in 1996 and BEF 29.9 billion in 1995. These expenditures included capitalized interest of BEF 1.6 billion in 1997, compared to BEF 0.9 billion and BEF 0.4 billion in 1996 and 1995, respectively. Of the 1997 capitalized interest amount, BEF 1.4 billion related to Upstream.

     Upstream capital expenditures amounted to BEF 23 billion in 1997 an increase of 28% from BEF 18 billion in 1996. Upstream expenditures in 1995 represented 12.3 billion. European capital and exploration expenditure amounted to BEF 15.3 billion compared to BEF 12.9 billion in 1996 while North American expenditure amounted to BEF 7.8 billion and BEF 5.0 billion in 1997 and 1996, respectively. The largest expenditures related to the Ekofisk II redevelopment activities, while BEF 3.6 billion and BEF 5.7 billion were spent for various field development activities in the UK and North America, respectively. The remainder was principally incurred in exploration activities. Of the total exploration expenditure of BEF 4.6 billion in 1997, BEF 2.9 billion was expensed.

     Downstream capital expenditures in 1997 totaled BEF 10.1 billion compared to BEF 9.0 billion in 1996 and BEF 7.8 billion in 1995. An amount of BEF 5.0 billion reflected an increase in expenditures devoted to the extension and enhancement of the Group's marketing network in Europe.

     Chemicals capital expenditures were BEF 9.0 billion in 1997 compared to BEF
3.7 billion in 1996 and BEF 8.0 billion in 1995. Polymer production expansion programs, particularly in North America, totaled BEF 4.5 billion in 1997.

     The 1998 capital expenditure budget is currently estimated to be BEF 46.6 billion which is allocated as follows: BEF 19 billion for Upstream, BEF 12 billion for Downstream, BEF 13.5 billion for Chemicals and BEF 2.1 billion for Paints and other activities.

YEAR 2000

     During 1996, the Group developed a plan to deal with the Year 2000 issue and began converting its computer systems to be Year 2000 compliant. The plan provides for the conversion efforts to be completed during 1999. The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. The Year 2000 costs are being funded through operating cash flow and are not expected to be material in relation to the Group operating results. The Group is expensing all costs associated with these systems modifications as the costs are incurred.

OUTLOOK

ENVIRONMENTAL COSTS

     PetroFina is engaged in industrial operations that are subject to environmental risks. In this context, the Group is subject to changing environmental laws and regulations which may in the future require the Group to meet more stringent emissions standards or take remediation actions for contaminated sites.

     The Group has accrued BEF 9.6 billion as of December 31, 1997 related to the estimated costs of site restorations and remediation activities. Accruals are established when the Group determines that events have occurred which require remediation under existing laws and regulations related to plants or other facilities, currently owned or previously disposed. Due to inherent uncertainties of the estimation process and the background of changing laws and regulations, it is reasonably possible that provisions will be subject to revision. In addition, new conditions related to PetroFina's operations that would require future expenditures could be discovered. The amount of such future costs is not determinable due to the unknown existence and extent of corrective actions that may be necessary.

     The Group's recent major capital expenditure programs in its Downstream and Chemicals segments over the past five years have been carried out with due consideration to the requirements of existing and expected legal and regulatory environmental developments regarding air and water emissions as well as compliance with the EU's Stage I vapor recovery requirements at major depots, loading facilities and service stations.

     The EU's Stage II vapor recovery requirements, currently under discussion, would place stringent obligations at all petrol service stations within the EU. In certain countries, where the majority of the Group's European retail operations are located, legislation has already been passed requiring compliance of all newly built and certain categories of existing stations.

     The Group's new service station building programs and station rebuilding programs have been designed to enable the station to comply with future Stage II requirements with minimal additional costs or to provide current compliance where necessary.

     At certain older stations, the cost of Stage II compliance is not considered justifiable. Current and future legislation will result in closure of a number of stations for the Group and for most of its competitors. The Group has assessed the implication of current legislation and the potential impact of enactment in those countries not yet affected. The Group believes that any effect would not be material to the Group's competitive market position, nor materially affect the Group's consolidated financial position, results of operations or cash flows.

ITEM 9A.  Quantitative and Qualitative Disclosures About Market Risk

  INTEREST RATE SENSITIVITY

     The tables below provide information about PetroFina's financial instruments that are sensitive to interest rate changes. These include long-term debt and interest rate swaps. For long-term debt, the table presents principal cash flows and the average interest rates related to these cash flows per expected maturity date, after currency swap effects. For interest rate swaps, the table presents for the five coming years and thereafter the nominal contract amounts by expected maturity date and the weighted average of the interest rates related to these amounts. Nominal amounts are used to calculate the contractual payments to be exchanged under the contracts. Weighted average variable rates are based on implied forward rates of the yield curve on December 31, 1997. The information is presented in BEF equivalent, which is PetroFina's reporting currency. Cash Flows are denominated in various currencies, as indicated in parentheses.

                  EXPECTED MATURITY DATE ON DECEMBER 31, 1997

                                                                                              TOTAL
                                                                                             NOMINAL    FAIR
                                      1998    1999     2000    2001     2002    THEREAFTER    VALUE    VALUE
                                      -----   -----   ------   -----   ------   ----------   -------   ------
                                                           (BEF EQUIVALENT IN MILLIONS)
Long Term Debt
  -- Fixed Rate (US$)...............  2,565   2,188    2,048   5,709    1,086      3,846     17,442    18,356
Average Interest Rate...............   7.14%   6.97%    7.02%   6.97%    7.35%      7.82%
  -- Fixed Rate (BEF)...............     18      17    9,699                           4      9,738    10,534
Average Interest Rate...............   8.39%   8.84%    8.84%
  -- Fixed Rate (Other).............     40     143      285      30       13        235        746       759
Average Interest Rate...............   8.01%  10.09%    7.31%  10.28%    9.73%      0.73%
  -- Variable Rate (US$)............  1,846                            13,131     13,499     28,476    28,476
Average Interest Rate...............   5.74%                              5.8%      5.83%
  -- Variable Rate (NOK)............            368      368     368      368      2,211      3,683     3,683
Average Interest Rate...............           3.83%    3.83%   3.83%    3.83%      3.83%
  -- Variable Rate (NLG)............             86       86      86       86      3,707      4,051     4,051
Average Interest Rate...............           3.58%    3.58%   3.58%    3.58%      3.81%
  -- Variable Rate (Other)..........     59      59       59      59       59        151        446       457
Average Interest Rate...............   4.69%   4.69%    4.69%   4.69%    4.69%      4.69%
                                      -----   -----   ------   -----   ------     ------     ------    ------
  -- Total Long Term Debt (including
    current portion of long term
    debt)...........................  4,528   2,861   12,545   6,252   14,743     23,653     64,582    66,316
                                      =====   =====   ======   =====   ======     ======     ======    ======

     The above table presents long term debt after the effects of PetroFina's currency swaps which convert 284 million equivalent of BEF of Spanish peseta ("ESP")-denominated debt into dollar-denominated debt and 3,683 million equivalent BEF of US $ denominated debt into Norwegian krone ("NOK")-denominated debt. The "Other" category includes debt denominated in various other European currencies which currently exhibit a high degree of correlation.

                  EXPECTED MATURITY DATE ON DECEMBER 31, 1997

                                                                                               TOTAL
                                                                                              NOMINAL   FAIR
                                          1998    1999    2000   2001    2002    THEREAFTER    VALUE    VALUE
                                          -----   -----   ----   -----   -----   ----------   -------   -----
                                                             (BEF EQUIVALENT IN MILLIONS)
Interest Rate Swaps
  -- Variable to Fixed (US$)............  1,846   1,846          1,846   3,323     15,061     23,922    (918)
  -- Average Pay Rate...................   7.09%   7.64%          6.36%   7.68%      6.94%
  -- Average Receive Rate...............   5.87%   6.01%          6.05%   6.13%      6.16%
Fixed to Variable (US$).................    137      72   114    5,324   1,484      1,361      8,492     165
  -- Average Pay Rate...................   5.91%   5.95%  6.06%   6.11%   6.12%      6.12%
  -- Average Receive Rate...............   5.76%   5.76%  5.76%   6.81%   6.27%      6.71%
                                          -----   -----   ----   -----   -----     ------     ------    ----
  Total Interest Rate Swaps.............  1,983   1,918   114    7,170   4,807     16,422     32,414    (753)
                                          =====   =====   ====   =====   =====     ======     ======    ====

     PetroFina tries to use the most cost-effective means to fund the Group's operating and capital needs. Fixed or variable debt will be borrowed in various currencies. To manage risk arising from fluctuations in interest rates and currency exchange rates, and therefore maintain the efficient debt mix, PetroFina utilizes currency and interest rate swaps.

     After currency and interest rate swaps, approximately 60% of PetroFina's long-term debt is fixed rate debt. The main currencies of denomination of this fixed long-term debt are Belgian francs and United States dollars. Approximately 70% of the fixed long-term debt is denominated in dollars, 69% of the long-term debt is dollar debt and 66% of the variable rate debt is also denominated in dollars.

     Due to the current currency mix of the PetroFina debt, the Group is exposed to changes in short term U.S. interest rates. However, it is widely believed that this does not pose a significant risk as a substantial portion of the Group's cash flows are generated by U.S. subsidiaries or by dollar-related activities, which are positively correlated to the changes in short-term U.S. interest rates.

EXCHANGE RATE SENSITIVITY

     The table below provides information about PetroFina's financial instruments by functional currency and presents such information in Belgian franc equivalent. The table summarizes information on instruments that are sensitive to foreign currency exchange rates, including foreign currency denominated debt and currency swap agreements. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For currency swap agreements, the table presents the nominal amounts and weighted average exchange rates by expected (contractual) maturity dates. These nominal amounts generally are used to calculate the contractual payments to be exchanged under the contract.

                             EXPECTED MATURITY DATE

                                                                                               TOTAL
                                                                                              NOMINAL   FAIR
                                            1998   1999   2000   2001    2002    THEREAFTER    VALUE    VALUE
                                            ----   ----   ----   ----   ------   ----------   -------   -----
                                                              (BEF EQUIVALENT IN MILLIONS)
On-balance Sheet
  GBP (pound sterling) Functional Fixed
    Rate (ESP)............................   63     63     63     63        32                   284      313
    Average Interest Rate.................  8.2%   8.2%   8.2%   8.2%      8.2%
  Fixed Rate (US$)........................  122    122    122    122       122      2,090      2,700    3,188
    Average Interest Rate.................  9.1%   9.1%   9.1%   9.1%      9.1%       9.1%
Derivative Financial Instruments:
  GBP (pound sterling) Functional Currency
  Currency Swap (Receive ESP/Pay US$)
    Contract Amount.......................                                 458                   458    (123)
    Average Exchange Rate.................                              0.0088

     The Group will normally enter into currency swaps to manage its exposure to adverse movements in exchange rates on its foreign-denominated debt.

     Neither the currency swaps nor the related foreign currency denominated debt instruments have been included in the above tables when such swaps effectively eliminate the foreign currency exposure in the cash flows of the related foreign currency denominated debt instrument. As a result the total nominal value and fair value of the above currency swaps will vary slightly from the derivative instruments disclosures in the audited financial statements.

     PetroFina also enters into foreign exchange forward contracts to manage its exposure to fluctuations in foreign currency denominated receivables and payables. Most of these contracts mature within three months. The Company is obligated in its foreign exchange forward contracts outstanding at December 31, 1997 to purchase Belgian francs and dollars while selling other European currencies, principally the German mark, French franc, Norwegian krone, and British pound.

     Management believes that these financial instruments do not subject PetroFina to material risk due to foreign exchange movements because gains or losses on these contracts will offset gains or losses on the assets, liabilities and transactions being hedged. See Note 14 to "Item 18. Financial Statements."

COMMODITY PRICE SENSITIVITY

     PetroFina also enters into crude oil and refined products futures and forward contracts to minimize short term price risks related to the supply and sale of these products, respectively. Natural gas futures are also used to hedge Upstream's United States equity production. At December 31, 1997, the fair value of these commodity derivative instruments was BEF 12 million.

     The value of these contracts is sensitive to changes in commodity prices. If the price of the underlying commodities changes, it would have the opposite effect on the fair value of the Group's commodity derivative instruments. Based on an undiscounted cash flow approach, decreasing the forward rates of these commodities by 10% would increase the fair value of these instruments by BEF 11 million, while increasing the forward rates by 10% would decrease the fair value of these instruments by BEF 9 million. Given that there is no economic basis for predicting for the magnitude of the change that will occur, the Company has assumed a 10% positive and negative change.

     The level of derivative commodity instruments is immaterial to the Group's actual level of transactions. Therefore the changes in fair values noted above would not have a material effect on the Group's results of operations or financial position.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

BOARD OF DIRECTORS

     Set forth below for each director of the Company as of June 15, 1998, are his name, position with the Company, the date as of which he initially commenced serving as a director, the date his current term as a director expires and his citizenship. All directors listed below are citizens of Belgium, except for Mr. Vieira (Portugal); Messrs. Calvet, Dejouany and Mestrallet (France); and Messrs. Desmarais, Sr., Desmarais, Jr. and Mulroney (Canada). Mr. de Rudder and Mr. Samyn are citizens of both Belgium and France, and Mr. Beffa is a citizen of both France and Switzerland.

                                                                                  DIRECTOR    TERM
                   NAME                                   POSITION                 SINCE     EXPIRES
                   ----                                   --------                --------   -------
Albert Frere...............................  Chairman                               1986      2001
Francois Cornelis..........................  Vice Chairman, Chief Executive         1986      2001
                                             Officer & Managing Director
Etienne Davignon...........................  Vice Chairman                          1990      2002
Axel de Broqueville........................  Executive Director, Chemicals          1989      2001
Michel-Marc Delcommune.....................  Executive Director, Corporate          1992      2001
                                             Finance
Henrique Bandeira Vieira...................  Executive Director, Marketing          1990      2002
Jean-Louis Beffa...........................  Director                               1988      2000
Yves Boel..................................  Director                               1986      2001
Jacques Calvet.............................  Director                               1990      2001
Guy Dejouany...............................  Director                               1990      2002
Paul Desmarais, Sr. .......................  Director                               1988      2000
Paul Desmarais, Jr. .......................  Director                               1992      2001
Paul Janssen...............................  Director                               1987      1999
Jean-Pierre de Launoit.....................  Director                               1987      1999
Gerard Mestrallet..........................  Director                               1994      2000
Brian Mulroney.............................  Director                               1994      2000
Thierry de Rudder..........................  Director                               1990      2003
Gilles Samyn...............................  Director                               1990      2002
Luc Wauters................................  Director                               1984      2002

     Mr. Desmarais, Sr. and Mr. Desmarais, Jr. are father and son. Mr. Vieira and Mr. Delcommune are brothers-in-law.

     Baron Albert Frere is Chairman and Managing Director of Groupe Bruxelles Lambert S.A. He is also Chairman of the Boards of Directors of Electrafina S.A., Erbe S.A., Fibelpar S.A. and Frere-Bourgeois S.A.; Vice President of COBEPA S.A. and Royale Belge S.A.; Vice-Chairman and Managing Director of Pargesa Holding S.A.; and a member of the International Committee of Compagnie Financiere de Paribas S.A. He is also a director of Compagnie Nationale a Portefeuille S.A., Parfinance, LVMH, Havas and TF1. He is a member of the Supervisory Board of Suez Lyonnaise des Eaux S.A. and an honorary member of the Council of Regents of the Banque Nationale de Belgique. He was elected a director of the Company in 1986 and Chairman in 1990.

     Mr. Francois Cornelis was elected a director in 1986, Managing Director and Chief Executive Officer of Parent in 1990 and Vice-Chairman in 1991. He graduated from the University of Louvain with a degree in mechanical engineering in 1973 and joined PetroFina in the same year. He has held a number of positions in various areas within the Group, including in the United Kingdom, the United States and Belgium. In March 1984 he became Assistant General Manager attached to the Chairman. He serves as Chairman to several Group subsidiaries. He is a member of the European Advisory Board of the NYSE and a member of the European Round Table of Industrialists. He has been Chairman of Europia since 1995.

     Viscount Etienne Davignon is the Executive Chairman of Societe Generale de Belgique S.A. He serves as Chairman of Compagnie Maritime Belge S.A., Sibeka S.A. and Union Miniere S.A., and as a Vice-Chairman of Fortis AG. He is a director of various companies, including BASF A.G., Generale de Banque, Sofina S.A., Solvay S.A., Suez Lyonnaise des Eaux and Tractebel S.A. He has been active in public affairs, in particular in the Belgian Ministry of Foreign Affairs, as the first president of the International Energy Agency and as vice-president of the European Commission. He was elected a director and Vice-Chairman of the Company in 1990.

     Mr. Axel de Broqueville graduated from the University of Louvain with a degree in electronic engineering in 1966 and also holds an M.S. in Aeronautics from Imperial College, London. He joined PetroFina in 1970 and held a number of positions in Belgium and the United States before returning to PetroFina's headquarters in Brussels. In 1986 he became Senior Vice-President, Chemicals and was elected an Executive Director of the Company in 1989.

     Mr. Michel-Marc Delcommune graduated from the University of Liege with a degree in chemical engineering in 1971 and holds an M.B.A. from Cornell University. He is a member of the International Advisory Board of Cornell University and Chairman of the Financial Executives Council of the Conference Board of Europe. He joined PetroFina in 1972. His occupations were mainly in Data Processing and in Exploration and Production Departments in Belgium and abroad. In 1986, he was appointed Vice-President of Corporate Finance and Insurance and Senior Vice-President in 1990. In 1992, he was elected Executive Director of the Company.

     Mr. Henrique Bandeira Vieira graduated as a mining engineer from the University of Lisbon in 1958, and holds an M.S. in Petroleum Engineering from Stanford University and an M.B.A. from Boston University. He joined PetroFina in 1959 and has held several positions in the United States, Angola, Belgium and the U.K. In 1985 he became Senior Vice President, Exploration and Production and he was elected an Executive Director of the Company in 1990. In 1997 he was appointed Executive Director, Marketing.

     Mr. Jean-Louis Beffa is the Chairman and Chief Executive Officer of Compagnie de Saint-Gobain and Vice-Chairman of Vivendi S.A. He is also a member of the Boards of Directors of Banque Nationale de Paris and of the Supervisory Board of AXA. He was elected a director of the Company in 1988.

     Mr. Yves Boel is the Chairman of the Board of Directors and Chairman of the Executive Committee of Sofina S.A. and Solvay S.A. He is also Vice-Chairman of Tractebel S.A. and a director of GIB. He was elected a director of the Company in 1986. He served as Chairman of SIDRO from 1968 until 1996.

     Mr. Jacques Calvet is a director of Vivendi S.A., Societe Generale S.A. (France), Automobiles Peugeot and Automobiles Citroen. He is a member of the Supervisory Board of AXA-UAP and a consulting advisor to the Banque de France. He has been active in public affairs, in particular at the French Ministry of Economy and Finance, and has been the President of the Board of Management of Peugeot S.A. He was elected a director of the Company in 1990.

     Mr. Guy Dejouany is Honorary President of Vivendi S.A. and of Compagnie des Eaux et de l'Ozone. He is a member of the Board of Directors of Vivendi S.A., Compagnie de Saint Gobain, AlcatelAlsthom, Canal+, Havas, Electrafina S.A. and Societe Generale S.A. He is also a member of the Supervisory Board of AXA-UAP. He was elected a director of the Company in 1990.

     Mr. Paul Desmarais, Sr. is the Chairman of the Executive Committee and a Director of Power Corporation of Canada. Mr. Desmarais also serves as Chairman of the International Advisory Council to Power Corporation of Canada. He is Chairman of the Board and Managing Director of Pargesa Holding S.A. (Switzerland), a director and member of the Executive Committee of Groupe Bruxelles Lambert S.A., a director of Parfinance and director of a large number of other companies. He is also a member of the International Advisory Committee of Chase Manhattan Bank, N.A., Barrick Gold Corporation, China International Trust and Investment Corporation (CITIC) and of the Supervisory Board of AXA-UAP and of Compagnie Financiere de Paribas. He was elected a director of the Company in 1988.

     Mr. Paul Desmarais, Jr. is the Chairman of the Board and Co-Chief Executive Officer of Power Corporation of Canada. He is also Chairman of the Board of Power Financial Corporation, Chairman and Chief Executive Officer of Parfinance (France) and a director of a large number of other companies, including Pargesa Holding S.A., Groupe Bruxelles Lambert S.A., Tractebel S.A. and Royale Belge S.A. He is a member of the Board of INSEAD. He was elected a director of the Company in 1992.

     Baron Paul Janssen is the Chairman of Janssen Research Foundation Worldwide. He is the author of a number of scientific publications and the owner of a large number of patents. He was elected a director of the Company in 1987.

     Count Jean-Pierre de Launoit is Chairman of Royale Belge S.A., Audiofina, RTL-TVi and Euro-Clinvest. He is a director of GIB Group and of Groupe Bruxelles Lambert France. He was elected a director of the Company in 1987.

     Mr. Gerard Mestrallet is the Chairman of the Managing Board of Suez Lyonnaise des Eaux. He is also Vice-Chairman of the Board and chairman of the Executive Committee of Societe Generale de Belgique and Chairman of the Board of Tractebel. He is also a director of Compagnie de Saint-Gobain, and a member of the Supervisory Board of AXA. He was elected a director of the Company in 1994.

     The Right Honorable Brian Mulroney was the Prime Minister of Canada from 1984 until 1993. In 1993, Mr. Mulroney became a Senior Partner in Ogilvy Renault. He is Chairman of the International Advisory Board of Barrick Gold Corporation and a director of other large companies. He was elected a director of the Company in 1994.

     Mr. Thierry de Rudder is Managing Director of Groupe Bruxelles Lambert S.A. and Electrafina. He is also a member of the Board of Directors of Audiofina, Bernheim-Comofi, Compagnie Nationale a Portefeuille S.A., Monument Oil and Gas p1c., Royale Belge, Tractebel and Societe Generale de Belgique S.A. He was elected a director of the Company in 1990.

     Mr. Gilles Samyn is Managing Director of Frere-Bourgeois, Compagnie Nationale a Portefeuille S.A., Erbe S.A. and Fibelpar S.A. He is a member of the Executive Committee of Pargesa and Groupe Bruxelles Lambert, and a Director of other companies including IMETAL and CLT-UFA. He is the Chairman of the Board of various companies including Transcor. He was elected a director of the Company in 1990.

     Baron Luc Wauters is Honorary Chairman of Kredietbank N.V. (KBC-Bank) and of Almanij N.V. He is founding Chairman of Almanij-Kredietbank Group (Almanij Group). He is also a director of Bayer Antwerp. He was elected a director of the Company in 1984.

     In accordance with Belgian law governing a societe anonyme/naamloze vennootschap, the Company's affairs are managed by its Board of Directors (the "Board"). Responsibility for management of the Company's daily affairs has been conferred by the Board to its Vice-Chairman & Chief Executive Officer, its Executive Directors, General Managers and Secretary General, acting and making decisions in pairs.

     Under Parent's Articles, the Board consists of not less than 7, nor more than 20, members. The Board is presently composed of 19 members. Shareholders of the Company entitled to vote at ordinary general shareholders' meetings elect the directors.

     In May 1990, the Board adopted a resolution regarding the composition of the Board. Pursuant to the resolution, of the then twenty directors, six were to be officers of the Company, four were to be independent persons, six were to be proposed by Groupe Bruxelles Lambert S.A. ("GBL"), three were to be proposed by Societe Generale de Belgique S.A. ("SGB"), and one was to be proposed by Compagnie Nationale Portefeuille S.A. ("CNP") (which is presently affiliated with GBL). Of the nineteen directors currently on the Board, six are associated with GBL (Messrs. Frere, Dejouany, de Launoit, de Rudder, Desmarais, Sr., and Desmarais, Jr.), three are associated with SGB (Messrs. Davignon, Boel and Mestrallet), one is associated with CNP (Mr. Samyn), four are executive officers of the Company (Messrs. Cornelis, de Broqueville, Delcommune and Vieira), and five are regarded by GBL and SGB as not associated with GBL, SGB or CNP (Messrs. Beffa, Calvet, Janssen, Mulroney and Wauters). See also "Item 4. Control of Registrant."

     The Company's Articles currently provide that each director elected by the shareholders may serve for a term not to exceed six years. Directors need not be Belgian nationals, and there is no limitation on the number of terms that a director may serve. Under Belgian law, the Board has full executive authority to manage the affairs of the Company in the Company's interest. Pursuant to the Company's Articles, the Board has the power to perform all acts necessary or useful to achieve the corporate purpose, except for those reserved by law to the general shareholders' meeting. In addition to reviewing and monitoring the Company's business, the powers generally held by the Board include the oversight of the Company's year-end and semi-annual accounts, the presentation of the year-end accounts to the shareholders and the convening of general shareholders' meetings. Under Belgian law, directors may be liable for damages to the Company in case of improper performance of their duties. They may be liable for damages to the Company and to third parties for infringement of the Articles or the Belgian company law or tortious conduct. Under certain circumstances, directors may also be criminally liable.

     There are three committees of the Board: (1) the Compensation Committee, which recommends director compensation; (2) the Finance and Audit Committee, which oversees PetroFina's accounting standards, election of auditors and financial reporting; and (3) the Core Committee, which serves in an advisory capacity to the Group's management on important corporate matters. No executive officers of the Company serve on the Compensation Committee.

EXECUTIVE OFFICERS

     The Company's current executive officers and the first date as of which he served as an executive officer are set forth below.

                                                                                         EXECUTIVE
                 NAME                                     POSITION                     OFFICER SINCE
                 ----                                     --------                     -------------
Francois Cornelis.....................  Chief Executive Officer and Managing Director      1984
Axel de Broqueville...................  Executive Director, Chemicals                      1985
Michel-Marc Delcommune................  Executive Director, Corporate Finance              1990
Henrique Bandeira Vieira..............  Executive Director, Marketing                      1985
William Bracke........................  General Manager, Research                          1990
Wayne Brenckle........................  General Manager, Manufacturing and Logistics       1990
Jean Castelein........................  General Manager, Health, Safety, Environment       1995
                                        & Quality
Jacques de Naurois....................  General Manager, Supply                            1984
Jose G. Rebelo........................  General Manager, Exploration -- Production         1992
Francois Vincke.......................  Secretary General, Legal                           1988
Malcolm Webb..........................  General Manager, Human Resources                   1995

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

     For the year ended December 31, 1997, the aggregate amount paid by the Company for compensation of its directors and executive officers as a group (27 persons) for services in all capacities was approximately BEF 193 million.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     Under Belgian law, shareholders of the Company have preferential subscription rights, in proportion to the number of PetroFina Shares held by them, in respect of issues of new PetroFina Shares for cash by the Company. This preferential subscription right, however, may be either limited or removed by a resolution passed at a general meeting of shareholders. At the general meeting of shareholders on May 10, 1996, the Board was authorized, for a period of 5 years (expiring on June 22, 2001) to limit or remove the preferential subscription rights in connection with an increase in the Company's subscribed capital of up to BEF 15 billion (8,055,054 PetroFina Shares). Such permission may be renewed, through a vote at a general meeting of shareholders. The Board has removed the preferential subscription rights with respect to the issuance of the PetroFina Warrants and the issuance of PetroFina ADSs upon exercise of the PetroFina Warrants.

     On May 29, 1997, the Company decided to issue warrants to purchase 150,000 PetroFina Shares to its employees, including its executive officers. The warrants will have an exercise price of BEF 12,500 per PetroFina Share and will expire on June 30, 2000. No warrants will be issued to any director who is not also an executive officer of the Company.

     Other than the 150,000 warrants discussed above and the PetroFina Warrants to be issued in the Merger (see "Item 1. Description of Business -- Other Matters Pending Transaction"), there are no outstanding options or warrants to acquire PetroFina Shares.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     Neither any executive officer or director of the Company, nor any associate of any such person is indebted to the Company or any of its subsidiaries.

                                    PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

     Not applicable.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

     Not applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

     Not applicable.

                                    PART IV

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     See pages F-1 through F-42, incorporated herein by reference.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a) FINANCIAL STATEMENTS

                                                              PAGE NO.
                                                              --------
Reports of Independent Auditors.............................     F-1
Consolidated Balance Sheets at December 1, 1997, 1996 and
  1995......................................................    F-10
Consolidated Statements of Income for the Years Ended
  December 31, 1997, 1996
  and 1995..................................................    F-11
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1997, 1996 and 1995..........................    F-12
Consolidated Statements of Changes in Shareholders' Equity
  for the Years Ended December 31, 1997, 1996 and 1995......    F-13
Notes to Consolidated Financial Statements..................    F-14
Financial Statement Schedule................................    F-43

(b) EXHIBITS

     The following documents are filed as part of this Registration Statement:

          1. Deposit Agreement (incorporated by reference to Exhibit 1 to the Company's Amendment No. 2 to Registration Statement on Form F-6, File No. 33-34102, filed with Commission on April 16, 1998).

                                   SIGNATURES

     Pursuant to the requirements of Section 12 the Securities Exchange Act of 1934 as amended, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunder duly authorized.

                                          PetroFina

                                          By: /s/ MICHEL-MARC DELCOMMUNE
                                            ------------------------------------
                                            Name: Michel-Marc Delcommune
                                            Title:  Executive Director

                                          By: /s/ FRANCOIS VINCKE
                                            ------------------------------------
                                            Name: Francois Vincke
                                            Title:  Secretary General, Legal

Date          June 26, 1998

     ------------------------------

[DELOITTE & TOUCHE LOGO]

                          INDEPENDENT AUDITORS' REPORT

To the Directors and Shareholders of
PetroFina S.A.

     We have audited the accompanying consolidated balance sheets of PetroFina S.A. and subsidiaries as of December 31, 1997, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain subsidiaries which statements reflect total assets constituting 45.0%, 51.5% and 48.2%, respectively, of consolidated total assets at December 31, 1997, 1996 and 1995, and total revenues constituting 33.9%, 46.6% and 45.9%, respectively, of consolidated total revenues for the years then ended. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such subsidiaries, before conversion to generally accepted accounting principles in the United States, is based solely on the reports of such other auditors.

     We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits (which include the conversion to generally accepted accounting principles in the United States) and the reports of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of PetroFina S.A. at December 31, 1997, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.

/s/ Michael C. Vaes

Michael C. Vaes
Statutory Auditor
Deloitte & Touche Reviseurs d'Entreprises scc

Brussels, Belgium
March 26, 1998

[KPMG LOGO]

                          INDEPENDENT AUDITORS REPORT

To the Directors of PetroFina S.A.

     We have audited the balance sheets of Fina Europe N.V. (a 99,9 percent subsidiary of PetroFina S.A.) as of 31 December 1997, 1996 and 1995 and related statements of income for each of the three years in the period ended December 31, 1997 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether these financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fina Europe N.V. at December 31, 1997, 1996 and 1995, and the results of its operations for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles in Belgium.

Antwerp, Belgium
March 20, 1998

Klynveld Peat Marwick Goerdeler Reviseurs d'Entreprises
Represented by

L. Ruysen

[KPMG LOGO]

                          INDEPENDENT AUDITORS REPORT

To the Directors of PetroFina S.A.

     We have audited the balance sheets of Fina Raffinaderij Antwerpen N.V. (a 99,9 percent subsidiary of PetroFina S.A.) as of 31 December 1997, 1996 and 1995 and related statements of income for each of the three years in the period ended December 31, 1997 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether these financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fina Raffinaderij Antwerpen N.V. at December 31, 1997, 1996 and 1995, and the results of its operations for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles in Belgium.

Antwerp, Belgium
March 20, 1998

Klynveld Peat Marwick Goerdeler Reviseurs d'Entreprises
Represented by

/s/ L. Ruysen

L. Ruysen

[KPMG LOGO]

                          INDEPENDENT AUDITORS' REPORT

TO THE DIRECTORS OF PETROFINA S.A.

     We have audited the balance sheets of Sigma Coatings B.V. (a wholly-owned subsidiary of PetroFina S.A.) as of December 31, 1997, 1996 and 1995 and the related statements of income for each of three years in the period ended December 31, 1997 (not presently separately herein). These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sigma Coatings B.V. as of December 31, 1997, 1996 and 1995, and the results of its operations for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles in the Netherlands.

     The Hague, the Netherlands, March 20, 1998

     /s/ KPMG Accountants NV

[KPMG LOGO]

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Petrofina S.A.:

     We have audited the accompanying consolidated balance sheets of Petrofina Delaware, Incorporated and subsidiaries (a wholly-owned subsidiary of PetroFina S.A.) as of December 31, 1997, 1996 and 1995, and the related consolidated statements of earnings, stockholder's equity and cash flows for each of the years in the three-year period ended December 31, 1997 (not presented separately herein). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petrofina Delaware, Incorporated and subsidiaries as of December 31, 1997, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ KPMG PEAT MARWICK LLP

Dallas, Texas
January 26, 1998, except as to the
  fourth paragraph of note 1(a)
  which is as of February 17, 1998

[KPMG LOGO]

INDEPENDENT AUDITORS' REPORT

To the Directors of
PetroFina S.A.

     We have audited the balance sheets of Brittany Insurance Company Ltd. (a wholly-owned subsidiary of PetroFina S.A.) as of December 31, 1997 and 1996 and related statements of income and cash flows for each of the two years in the period ended December 31, 1997 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether these financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brittany Insurance Company Ltd. at December 31, 1997 and 1996 and the results of its operations and cash flows for each of the two years in the period ended December 31, 1997 in conformity with generally accepted accounting principles in the United States.

/s/ KPMG PEAT MARWICK

Chartered Accountants
Hamilton, Bermuda
February 10, 1998

[KPMG LOGO]

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
PetroFina S.A.

     We have audited the balance sheet of Brittany Insurance Company Ltd. as at December 31, 1995 and the statements of operations and retained earnings and changes in financial position for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards in Bermuda and Canada that are substantially equivalent to auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1995 and the results of its operations and the changes in its financial position for the year then ended in accordance with generally accepted accounting principles in Bermuda and Canada.

/s/ KPMG PEAT MARWICK

Chartered Accountants
Hamilton, Bermuda
February 28, 1997

[KPMG LOGO]

REPORT OF INDEPENDENT AUDITORS

To the Directors of Fina Plc:

     We have audited the balance sheet of Fina plc (a wholly-owned subsidiary of PetroFina SA) as of December 31, 1996 and 1995 and the related statements of profit and loss and cash flows for each of the years in the two year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom that are substantially equivalent to auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The basis of valuation of stock in the accompanying balance sheets, which has been applied consistently since 1971, does not comply with Statement of Standard Accounting Practice Number 9 (Revised) in that cost is ascertained, in part, on a last in first out basis. Were stock to have been valued on a first in first out basis, the value of stock in the balance sheet would have increased by pound sterling 4,880,000 and pound sterling 3,092,000 as of December 31, 1996 and 1995 respectively, and the profit before taxation for the years ended December 31, 1996 and 1995 would have increased by pound sterling 1,788,000 and pound sterling 2,595,000 respectively.

     In our opinion, except for the effects of valuation of stock as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Fina plc as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 1996, in conformity with generally accepted accounting principles in the United Kingdom.

/s/ KPMG AUDIT PLC

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London, England
April 14, 1997

[KPMG LOGO]

                         REPORT OF INDEPENDENT AUDITORS

To the Directors of Fina Exploration Norway SCA:

     We have audited the balance sheet of The Branch of Fina Exploration Norway SCA (a wholly-owned subsidiary of Petrofina SA) as of December 31, 1996 and 1995 and the related statements of profit and loss and cash flows for each of the years in the two-period period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Norway that are substantially equivalent to auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Branch of Fina Exploration Norway SCA as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 1996, in conformity with generally accepted accounting principles in Norway.

Sandvika, January 27, 1997
KPMG as

/s/ Jorgen Lorentzen-Styr

Jorgen Lorentzen-Styr

                                   PETROFINA

                       CONSOLIDATED FINANCIAL STATEMENTS

                          CONSOLIDATED BALANCE SHEETS
                               (in BEF millions)

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1997        1996        1995
                                                              ---------   ---------   ---------
FIXED ASSETS
Intangible Assets...........................................     2,266       1,997       1,980
Tangible Assets.............................................   235,155     211,167     195,155
Financial Assets............................................     6,879       6,597       6,587
Other Assets................................................    11,794      11,272       9,450
                                                               -------     -------     -------
                                                               256,094     231,033     213,172
CURRENT ASSETS
Stocks......................................................    51,559      48,175      45,033
Trade Debtors...............................................    73,540      69,068      58,678
Other Debtors...............................................    12,127      10,904      10,323
Marketable Securities.......................................     6,640       4,885       3,844
Cash and Cash Equivalents...................................     3,658       2,723       2,842
                                                               -------     -------     -------
                                                               147,524     135,755     120,720
     Total Assets...........................................   403,618     366,788     333,892
                                                               =======     =======     =======
CREDITORS AMOUNTS FALLING DUE WITHIN ONE YEAR
Finance Debt................................................    30,186      35,643      34,605
Income Tax Payable..........................................     8,915      10,130       6,346
Trade Creditors.............................................    52,678      46,002      40,902
Other Creditors.............................................    36,987      37,048      35,362
                                                               -------     -------     -------
                                                               128,766     128,823     117,215
CREDITORS AMOUNTS FALLING DUE AFTER ONE YEAR
Finance Debt................................................    59,976      49,326      44,732
PROVISIONS FOR LIABILITIES AND CHARGES
Deferred Taxation...........................................    26,560      22,809      19,645
Other Provisions............................................    25,556      25,056      24,216
                                                               -------     -------     -------
                                                               112,092      97,191      88,593
Minority Shareholders' Interests............................     6,845       5,763       4,986
SHAREHOLDERS' EQUITY........................................   155,915     135,011     123,098
Subscribed Capital..........................................    43,605      43,293      43,293
Share Premium...............................................    26,096      24,314      24,310
Retained Earnings...........................................   107,738      94,979      87,216
Cumulative Foreign Currency Translation Adjustment..........   (21,524)    (27,575)    (31,721)
                                                               -------     -------     -------
                                                               155,915     135,011     123,098
     Total Liabilities and Shareholders' Equity.............   403,618     366,788     333,892
                                                               =======     =======     =======

          See accompanying notes to consolidated financial statements.

                                   PETROFINA

                       CONSOLIDATED STATEMENTS OF INCOME
         (in BEF millions, except number of shares and per share data)

                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                           ------------------------------------
                                                              1997         1996         1995
                                                           ----------   ----------   ----------
Operating Revenue including Duties and Excise Taxes......     727,031      622,145      558,724
Earnings from Investments, Equity Interests..............       1,386        1,466        1,345
                                                           ----------   ----------   ----------
Total Revenue............................................     728,417      623,611      560,069
Cost of Products Sold....................................    (315,785)    (259,484)    (220,216)
Duties and Excise Taxes..................................    (234,070)    (206,955)    (195,414)
Direct Operating Expenses................................     (61,149)     (54,514)     (52,287)
Sales, General and Administrative Costs..................     (28,720)     (27,662)     (26,241)
Depreciation, Depletion and Amortization.................     (28,703)     (23,775)     (22,533)
Exploration Costs........................................      (4,354)      (3,030)      (4,186)
Other Operating Costs....................................      (7,875)      (7,661)      (7,501)
Early Retirement Costs...................................        (928)      (1,142)        (903)
                                                           ----------   ----------   ----------
OPERATING INCOME.........................................      46,833       39,388       30,788
Interest Expense.........................................      (4,691)      (5,585)      (6,079)
Other Financial Income, Net..............................          95          519          908
                                                           ----------   ----------   ----------
Income before Taxes and Minority Interests...............      42,237       34,322       25,617
Current Income Tax.......................................     (16,839)     (16,296)     (12,150)
Deferred Income Tax......................................      (2,692)      (1,382)        (942)
Minority Interest........................................        (646)        (696)        (699)
                                                           ----------   ----------   ----------
NET INCOME...............................................      22,060       15,948       11,826
Earnings per Share.......................................         945          686          509
Weighted average number of Shares used to calculate
  Earnings per Share (basic and dilutive)................  23,350,612   23,252,764   23,252,414

          See accompanying notes to consolidated financial statements.

                                   PETROFINA

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (in BEF millions)

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1997        1996        1995
                                                              ---------   ---------   ---------
CASH-FLOW FROM OPERATING ACTIVITIES
Net Income..................................................    22,060      15,948      11,826
Minority Interest...........................................       646         696         699
Adjustments to Reconcile Net Earnings to Net Cash Provided
  by Operating Activities:
     Depreciation, Depletion, and Amortization (including
       exploration costs)...................................    32,333      26,141      25,912
     Provisions for Liabilities and Charges.................    (1,163)       (317)        502
     Provisions for Losses on Accounts Receivable and
       Inventories..........................................       574         115        (221)
     Deferred Income Taxes..................................     2,692       1,382         942
                                                               -------     -------     -------
CASH-FLOW (*)...............................................    57,142      43,965      39,660
     Equity in Net Income of Affiliated Companies Net of
       Dividend Received....................................      (223)       (315)        300
     Gain on Sales of Assets................................      (467)     (1,334)       (186)
     Changes in Working Capital:
          -- Accounts Receivable............................      (526)     (6,701)         15
          -- Inventories....................................    (1,020)       (682)     (3,148)
          -- Trade Payables.................................     3,149       2,845       1,056
          -- Other Current Liabilities......................    (2,229)      3,167       2,128
          -- Income Tax Payable.............................    (1,582)       (860)         35
          -- Other..........................................      (318)     (3,266)     (2,012)
                                                               -------     -------     -------
          Net Cash Provided by Operating Activities.........    53,926      36,819      37,848
CASH FLOWS FROM INVESTING ACTIVITIES
Capital Expenditure Including Exploration expenses..........   (43,246)    (32,203)    (26,695)
Proceeds from Sales of Assets...............................     1,571       4,122       1,975
Investments in Affiliates...................................      (414)       (939)     (3,157)
                                                               -------     -------     -------
          Net Cash Used in Investing Activities.............   (42,089)    (29,020)    (27,877)
CASH FLOWS FROM FINANCING ACTIVITIES
Additions to Long Term Debt.................................    17,533      13,877       2,424
Payments of Long Term Debt..................................    (9,423)    (16,825)     (3,725)
Net Change in Short Term Notes Payable......................   (11,392)      3,455        (287)
Warrant Exercise Proceeds...................................     2,095           4           3
Minority Interest...........................................         7          12          16
Dividend Paid to the Minority Interest......................      (518)       (353)       (356)
Dividend Paid...............................................    (9,301)     (8,185)     (7,441)
                                                               -------     -------     -------
          Net Cash Used in Financing Activities.............   (10,999)     (8,015)     (9,366)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       838        (216)        605
Cash and Cash Equivalents at Beginning of Year..............     2,723       2,842       2,274
Cash and Cash Equivalents at End of Year....................     3,658       2,723       2,842
Effect of Exchange Rate Changes.............................        97          97         (37)
                                                               -------     -------     -------
Net Increase (Decrease) in Cash and Cash Equivalents........       838        (216)        605
Income Taxes Paid...........................................   (18,297)    (13,070)    (12,016)
Interest Paid...............................................    (6,876)     (6,883)     (6,620)

---------------
(*) PetroFina defines "Cash Flow", for purposes of its Belgian financial reporting, as consolidated net income adjusted for depreciation and other current year provisions to net income.

                                   PETROFINA

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
          (in BEF millions except number of shares and per share data)

                                                                                     CUMULATIVE
                                    ORDINARY SHARES ISSUED                             FOREIGN
                                    ----------------------   ADDITIONAL               CURRENCY         TOTAL
                                                 STATUTORY    PAID-IN     RETAINED   TRANSLATION   SHAREHOLDERS'
                                      NUMBER      CAPITAL     CAPITAL     EARNINGS   ADJUSTMENT       EQUITY
                                    ----------   ---------   ----------   --------   -----------   -------------
Balance December 31, 1994.........  23,252,229    43,292       24,308      82,831      (26,933)       123,498
Warrants Exercised................         222         1            2                                       3
Net Income 1995...................                                         11,826                      11,826
Dividend Declared and Paid
  (BEF 320 Per Share).............                                         (7,441)                     (7,441)
Foreign Currency Translation......                                                      (4,788)        (4,788)
                                    ----------    ------       ------     -------      -------        -------
Balance December 31, 1995.........  23,252,451    43,293       24,310      87,216      (31,721)       123,098
Warrants Exercised................         412                      4                                       4
Net Income 1996...................                                         15,948                      15,948
Dividend Declared and Paid
  (BEF 352 Per Share).............                                         (8,185)                     (8,185)
Foreign Currency Translation......                                                       4,146          4,146
                                    ----------    ------       ------     -------      -------        -------
Balance December 31, 1996.........  23,252,863    43,293       24,314      94,979      (27,575)       135,011
Warrants Exercised................     167,569       312        1,782                                   2,094
Net Income 1997...................                                         22,060                      22,060
Dividend Declared and Paid
  (BEF 400 Per Share).............                                         (9,301)                     (9,301)
Foreign Currency Translation......                                                       6,051          6,051
                                    ----------    ------       ------     -------      -------        -------
Balance December 31, 1997.........  23,420,432    43,605       26,096     107,738      (21,524)       155,915
                                    ==========    ======       ======     =======      =======        =======

     The statutory capital and additional paid-in capital of PetroFina S.A. constitutes the nondistributable portion of Shareholders' Equity and is not available for dividend purposes. Included in Shareholders' Equity for the Group are retained earnings of certain subsidiary companies, under current debt covenants or companies' acts, amounting to BEF 40.8 billion that are not currently available for dividend distribution within the Group at December 31, 1997.

     The Company has issued and outstanding 23,420,432 shares as of December 31, 1997 with aggregate subscribed capital of BEF 43,605,279,966 (BEF 1,862 per share). By decision of the Company's shareholders, the Company's Board of Directors is authorized to increase statutory capital by BEF 14.7 billion (representing 7,888,285 shares).

     The authorization is valid for a five-year period and available for renewal at the end of the five-year term.

                                   PETROFINA

                         NOTES TO FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying consolidated financial statements present the financial position, results of operations and cash flows of PetroFina S.A. and its consolidated subsidiaries (the "Group" or "PetroFina") and have been prepared in accordance with United States generally accepted accounting principles (US
GAAP). The consolidated financial statements are presented in Belgian Franc
(BEF). All amounts presented are in BEF million unless otherwise indicated.

     Following Belgian accounting laws, the Group is obliged to prepare its financial statements in accordance with Belgian accounting principles. Following article 8 of the Royal Decree dated 1st September 1986 concerning annual financial statements and consolidated financial statements, the Belgian Securities Exchange Commission (la Commission bancaire et financiere) authorized PetroFina to depart from article 6 of the previous mentioned Royal Decree. This departure allows PetroFina to prepare and publish the financial statements under US GAAP. This authorisation is contingent upon the following conditions :

          - PetroFina follows all US GAAP requirements

          - PetroFina abides by all mandatory rules of the 7th European
     Directive.

     The decision by PetroFina to prepare and publish its financial statements in accordance with US GAAP was based on the following :

          - The registration of PetroFina securities with the New York Stock Exchange obligates the Group to meet the reporting requirements of the United States Securities and Exchange Commission. The Group is required to prepare US GAAP financial statements or to prepare a reconciliation to US GAAP.

          - The Group's desire to publish comparable financial information following the same format as other major worldwide energy companies.

     In preparing the financial statements following US GAAP, the Group has found no material contradiction with the mandatory rules of the 7th European Directive.

USE OF ESTIMATES

     The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BASIS OF CONSOLIDATION

     Subsidiaries in which the Group's holdings exceed 50% are consolidated in the financial statements, unless effective control is limited due to contractual provisions or governmental restrictions. The Group consolidates certain jointly controlled entities in accordance with the proportionate consolidation method. Under U.S. GAAP these companies should be accounted for under the equity method (see note 22). All material intercompany transactions are eliminated in consolidation.

     The equity method of accounting is used for investments in which the investment provides the Group with the ability to exercise significant influence over the operating and financial policies of the investee company. In the absence of other evidence, such influence is presumed to exist for investments in companies in which the Group's direct or indirect ownership is between 20% and 50% of total voting rights. Under the equity method, the Group's share of profits and losses of associated companies is included in the consolidated income statement and the carrying value of the Group's investment is adjusted.

                                   PETROFINA

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
     The cost method of accounting is used for investments in which the Group's ownership is less than 20% or for investees where the Group is unable to exercise significant influence.

     A full list of consolidated companies and companies excluded from the scope of consolidation is available from the Public Relations and Communication Department of PetroFina S.A., rue de l'Industrie 52, B-1040 Brussels.

FOREIGN CURRENCY TRANSACTIONS

     Foreign currency transactions are recorded at the exchange rate on the date of origin. Monetary assets and liabilities denominated in a foreign currency are revalued at each balance sheet date for the effect of exchange rate changes between the date of origin and settlement date. The resulting gains and losses on revaluation are recorded in the consolidated income statement as other financial income or expense.

FOREIGN SUBSIDIARIES

     The income statements of foreign subsidiaries are translated into BEF at the average rate of exchange prevailing during the year. Balance sheets are translated at the exchange rate at the balance sheet date. Differences arising on the translation of financial statements of foreign subsidiaries are recorded to shareholders' equity as cumulative foreign currency translation adjustments.

     Exchange rate differences attributable to loans and forward exchange agreements in foreign currencies that are designated as a hedge of the net assets of a foreign subsidiary are recorded directly to shareholders' equity, together with the corresponding translation difference on the hedged net assets.

DERIVATIVE FINANCIAL INSTRUMENTS

     PetroFina manages risk arising from fluctuations in interest rates and currency exchange rates by using derivative financial instruments, and risks from fluctuations in the price of crude oil, refined products, and natural gas by using derivative commodity instruments. PetroFina does not enter into derivative instruments for speculative trading purposes.

     PetroFina's derivative financial instruments currently include interest rate swaps, currency swaps, and foreign exchange forward contracts. The interest rate swaps are accounted for under the accrual basis of accounting. The foreign exchange forward contracts and currency swaps are recorded at cost and adjusted for changes in the spot exchange rates at the reporting date. With respect to derivative commodity instruments, PetroFina currently enters into crude oil and refined product futures and forwards and natural gas futures.

     Interest rate swap agreements are used by PetroFina to manage its interest costs and reduce interest rate risk by managing the overall mix of fixed and floating rate debt. PetroFina is able to modify the interest characteristics of its debt portfolio from a fixed to a floating rate basis or vice versa. Interest differentials are recorded on an accrual basis as an adjustment to interest expense and interest payable.

     Currency swaps and foreign exchange forward contracts are used by PetroFina to manage funding costs and its exposure to fluctuations in foreign currency denominated receivables and payables. This activity is intended to protect PetroFina cash flows from adverse short term fluctuations in foreign currencies. Gains and losses attributable to these contracts resulting from changes in exchange rates are accrued in other current receivables/liabilities and recognized as an adjustment to other financial income and expense in the period in which the change occurs.

     When a hedged obligation is terminated without being replaced by another qualifying hedged item, the designated interest rate or currency swap is recorded at fair value.

                                   PETROFINA

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
     Crude oil and refined products futures and forwards are used to minimize price risks related to the supply and sale of these products, respectively. Any realized or unrealized changes in fair value are accrued in other current receivables/liabilities and recognized as a component of operating expenses in the period in which the change occurs.

     Natural gas futures are used to hedge designated equity production. Gains and losses on these qualifying hedges are deferred and included in the measurement of the related transaction, in the month of production.

     Derivative instruments are either exchange-traded or with counterparties of high credit quality. Therefore the risk of nonperformance by the counterparties is considered to be negligible.

CASH AND CASH EQUIVALENTS

     The Group considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

MARKETABLE SECURITIES

     The Group's investments in marketable securities are classified as "trading" and are recorded at fair value. Changes in fair value, both unrealized gains and unrealized losses, are recognized in each period's income statement.

STOCKS

     Inventories are valued at the lower of cost or net realizable value. Crude feedstocks, finished petroleum products and chemical products inventories are valued according to the LIFO method (last in/first out). All other inventories are valued at the lower of average cost (which approximates cost on a first in/first out basis) or net realizable value. The costs of finished products include raw material costs, direct costs and related production overhead costs but exclude any interest charges. Net realizable value is defined as the estimated selling price (in the normal course of business) of an inventory item less the costs of completion and selling expenses.

TANGIBLE ASSETS

  Cost

     PetroFina follows the "successful efforts" method of accounting for the cost of oil and gas exploration and production operations.

     Lease acquisition costs related to properties held for oil, gas and mineral exploration and production are capitalized when incurred. Unproved properties with acquisition costs which are individually significant are assessed on a property-by-property basis, and a loss is recognized, by provision of a valuation allowance, when the assessment indicates an impairment in value. Unproved properties with acquisition costs which are not individually significant are generally aggregated and the portion of such costs estimated to be non productive, based on historical experience, is amortized on an average holding period basis.

     Exploratory costs, excluding the costs of exploratory wells, are charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, are capitalized pending determination whether the wells have found proved reserves which justify commercial development. If such reserves are not found, the drilling costs are charged to exploration expenses. All development costs related to proved oil and gas reserves are capitalized.

                                   PETROFINA

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
     Interest is capitalized as a component of the cost of construction for development projects in progress. Normal maintenance and repairs are charged to expense as incurred. Renewals, betterments and major repairs that extend the useful life or productivity of PP&E are capitalized and the assets replaced, if any, are retired.

  Impairment and Depreciation

     For purposes of determining and recognizing impairment of long-lived assets, the applicable carrying value is evaluated against the undiscounted projection of net future pre-tax cash flows. The applicable grouping of assets are based on the lowest practicable levels of identifiable cash flows, consistent with the manner in which those assets are managed. If an impairment exists, the carrying value is adjusted to the estimated fair value.

     Assets to be disposed of are carried for at the lower of amortized cost or fair value less cost to sell.

     The capitalized costs related to producing activities, including tangible and intangible costs, are amortized by field on the unit-of-production basis by applying the ratio of produced oil and gas during the period to beginning of the period proved developed oil and gas reserves. Estimated future restoration and abandonment costs are accrued each period based on the associated unit-of-production rate.

     Depreciation of PP&E related to facilities other than producing properties is provided using the straight-line method, over the asset's estimated useful life. Typical useful lives of facilities are as follows :

-- machinery & equipment                       10 to 20 years
-- buildings                                   20 years
-- other                                       3 to 5 years

INTANGIBLE ASSETS

     Intangible assets primarily consist of patents, licences, goodwill, and capitalized software development costs for internal use. Intangible assets are depreciated over their estimated economic life, ranging generally from 5 years to 20 years.

ENVIRONMENTAL EXPENDITURES

     The estimated future costs for known environmental remediation requirements are accrued when it is probable that a liability has been incurred and the amount of remediation costs can be reasonably estimated. These amounts are the undiscounted, future estimated costs under existing regulatory requirements and using existing technology. Other environmental expenditures, principally maintenance or preventive in nature, are recorded when expended and are expensed or capitalized as appropriate.

INCOME TAXES

     Income taxes are accounted for pursuant to the liability method. Under the liability method, deferred tax assets and liabilities are measured as the tax effected value of differences between the carrying values of assets and liabilities for financial reporting and their tax basis. Deferred income tax expense is the change during the year in the deferred tax assets and liabilities. Effects of changes in tax laws and tax rates are recognized at the date the tax law changes are enacted. Deferred taxes are not provided on undistributed earnings of most subsidiaries as such earnings are deemed to be indefinitely reinvested. A valuation allowance is recorded when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

                                   PETROFINA

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
REVENUE RECOGNITION

     Oil and gas sales are inclusive of production royalties paid in cash. Crude oil and petroleum products trading activities are recorded in Sales and Costs of sales when physical delivery takes place. Exchanges of crude oil and petroleum products involving other oil companies are excluded from sales.

     The Group uses the entitlement method for recording natural gas sales revenues. Under the entitlement method, revenue is based on the Group's net working interest in field production. Deliveries of natural gas in excess of the company's working interest are recorded as liabilities while under-deliveries are recorded as assets. Such differences are temporary in nature and have been insignificant.

EARNINGS PER SHARE

     Earnings per share is based on net income divided by the average number of shares of common stock outstanding. When dilutive, stock warrants are included in dilutive Earnings per share.

(2) SEGMENT DATA

     The Group is a fully integrated energy company. The Group's principal lines of business are crude oil and natural gas exploration and production and natural gas marketing ("Upstream"), petroleum products refining, supply and transportation and marketing ("Downstream"), chemicals manufacturing and marketing ("Chemicals") and paint manufacturing and marketing ("Paints"). The Group sells refined products in both the wholesale and retail markets. Natural gas is sold primarily to marketers. Chemical products are primarily sold to manufacturers of fiber, film, packaging and consumable products. Raw materials are readily available and the Group is not dependent upon a single or limited number of suppliers.

                                   PETROFINA

(2) SEGMENT DATA -- (CONTINUED)
     Information regarding the Group's industry and geographic segments are as follows:

                                                                           1997
                                           --------------------------------------------------------------------
                                           UPSTREAM   DOWNSTREAM   CHEMICALS   PAINTS     OTHER    CONSOLIDATED
                                           --------   ----------   ---------   -------   -------   ------------
EUROPE(1)
-----------------------------------------
OPERATING REVENUE:
    Operating Revenue....................  $49,077     $462,637     $55,687    $31,452   $   463     $599,316
    Inter-segment........................  (29,736)     (13,325)     (4,511)        --                (47,572)
    Operating Revenue from Non
      Affiliates.........................   19,341      449,312      51,176     31,452       463      551,744
Equity in Net Income of Affiliated
  Companies..............................      690          744        (152)        24        31        1,337
Operating Income/(Loss)..................   23,353        9,430       6,086      1,617    (1,638)      38,848
Identifiable Assets......................   65,346      145,419      37,513     19,706    16,979      284,963
Depreciation, Depletion, and
  Amortization...........................   (8,289)      (8,633)     (3,207)      (914)     (460)     (21,503)
Exploration Expenses.....................   (2,203)                                                    (2,203)
Capital Expenditures.....................   15,250        8,397       3,230      1,014       256       28,147

NORTH AMERICA
-----------------------------------------
OPERATING REVENUE:
    Operating Revenue....................   39,188      109,327      37,560                   15      186,090
    Inter-segment........................   (6,562)      (3,636)       (605)                          (10,803)
    Operating Revenue from Non
      Affiliates.........................   32,626      105,691      36,955                   15      175,287
Equity in Net Income of Affiliated
  Companies..............................       86           (2)        (35)                               49
Operating Income/(Loss)..................    1,935        2,575       4,353                 (878)       7,985
Identifiable Assets......................   30,342       49,607      30,931                7,775      118,655
Depreciation, Depletion, and
  Amortization...........................   (3,464)      (2,203)     (1,238)                (295)      (7,200)
Exploration Expenses.....................   (2,151)                                                    (2,151)
Capital Expenditures.....................    7,766        1,695       5,753                  299       15,513

CONSOLIDATED
-----------------------------------------
OPERATING REVENUE:
    Operating Revenue....................   88,265      571,964      93,247     31,452       478      785,406
    Inter-segment........................  (36,298)     (16,961)     (5,116)                          (58,375)
    Operating Revenue from Non
      Affiliates.........................   51,967      555,003      88,131     31,452       478      727,031
Equity in Net Income of Affiliated
  Companies..............................      776          742        (187)        24        31        1,386
Operating Income/(Loss)..................   25,288       12,005      10,439      1,617    (2,516)      46,833
Identifiable Assets......................   95,688      195,026      68,444     19,706    24,754      403,618
Depreciation, Depletion, and
  Amortization...........................  (11,753)     (10,836)     (4,445)      (914)     (755)     (28,703)
Exploration Expenses.....................   (4,354)                                                    (4,354)
Capital Expenditures.....................   23,016       10,092       8,983      1,014       555       43,660

---------------
(1) Europe includes Europe and other parts of the world outside North America for Upstream, Downstream and Other segments. Other parts of the world represent less than 1% of the operating revenues, profit, and total assets of the respective segment.

                                   PETROFINA

(2) SEGMENT DATA -- (CONTINUED)

                                                                            1996
                                             ------------------------------------------------------------------
                 EUROPE(1)                   UPSTREAM   DOWNSTREAM   CHEMICALS   PAINTS   OTHER    CONSOLIDATED
                 ---------                   --------   ----------   ---------   ------   -----    ------------
OPERATING REVENUE:
  Operating Revenue........................   41,960     402,943      46,567     29,439    1,021     521,930
  Inter-segment............................  (25,932)    (10,357)     (2,964)        (3)             (39,256)
  Operating Revenue from Non Affiliates....   16,028     392,586      43,603     29,436    1,021     482,674
Equity in Net Income of Affiliated
  Companies................................      892         814           7         20     (248)      1,485
Operating Income/(Loss)....................   21,996       5,697       4,184      1,207   (1,851)     31,233
Identifiable Assets........................   57,702     141,749      35,712     18,717   19,725     273,605
Depreciation, Depletion, and
  Amortization.............................    6,605       7,258       2,999        830      742      18,434
Exploration Expenses.......................    1,775                                                   1,775
Capital Expenditures.......................   12,945       6,625       1,947      1,151    1,009      23,677
NORTH AMERICA
-------------------------------------------
OPERATING REVENUE:
  Operating Revenue........................   23,252      93,418      31,837         --       12     148,519
  Inter-segment............................   (5,191)     (3,400)       (457)        --       --      (9,048)
  Operating Revenue from Non Affiliates....   18,061      90,018      31,380                  12     139,471
Equity in Net Income of Affiliated
  Companies................................       --           3         (22)        --       --         (19)
Operating Income/(Loss)....................    2,169        (502)      7,153         --     (665)      8,155
Identifiable Assets........................   22,703      43,168      22,489         --    4,823      93,183
Depreciation, Depletion, and
  Amortization.............................    2,320       1,879         999         --      143       5,341
Exploration Expenses.......................    1,255          --          --         --       --       1,255
Capital Expenditures.......................    5,019       2,346       1,740         --      360       9,465
CONSOLIDATED
-------------------------------------------
OPERATING REVENUE:
  Operating Revenue........................   65,212     496,361      78,404     29,439    1,033     670,449
  Inter-segment............................  (31,123)    (13,757)     (3,421)        (3)      --     (48,304)
  Operating Revenue from Non Affiliates....   34,089     482,604      74,983     29,436    1,033     622,145
Equity in Net Income of Affiliated
  Companies................................      892         817         (15)        20     (248)      1,466
Operating Income/(Loss)....................   24,165       5,195      11,337      1,207   (2,516)     39,388
Identifiable Assets........................   80,405     184,917      58,201     18,717   24,548     366,788
Depreciation, Depletion, and
  Amortization.............................    8,925       9,137       3,998        830      885      23,775
Exploration Expenses.......................    3,030                                                   3,030
Capital Expenditures.......................   17,964       8,971       3,687      1,151    1,369      33,142

---------------
(1) Europe includes Europe and other parts of the world outside North America for Upstream, Downstream and Other segments. Other parts of the world represent less than 1% of the operating revenues, profit, and total assets of the respective segment.

                                   PETROFINA

(2) SEGMENT DATA -- (CONTINUED)

                                                                            1995
                                             ------------------------------------------------------------------
                 EUROPE(1)                   UPSTREAM   DOWNSTREAM   CHEMICALS   PAINTS   OTHER    CONSOLIDATED
                 ---------                   --------   ----------   ---------   ------   -----    ------------
OPERATING REVENUE:
  Operating Revenue........................   34,731     360,654      49,371     28,390    1,305     474,451
  Inter-segment............................  (18,470)    (12,452)     (2,524)        --     (333)    (33,779)
  Operating Revenue from Non Affiliates....   16,261     348,202      46,847     28,390      972     440,672
Equity in Net Income of Affiliated
  Companies................................      484         600         359         15     (168)      1,290
Operating Income/(Loss)....................   13,841         348      10,438        854   (2,170)     23,311
Identifiable Assets........................   48,174     136,636      35,893     17,813   19,202     257,718
Depreciation, Depletion, and
  Amortization.............................    6,899       6,518       2,881        838      733      17,869
Exploration Expenses.......................    2,680          --          --         --       --       2,680
Capital Expenditures.......................    9,801       6,572       4,604        745      795      22,517
                                             -------     -------      ------     ------   ------     -------
NORTH AMERICA
-------------------------------------------
OPERATING REVENUE:
  Operating Revenue........................   13,867      81,034      30,570         --       14     125,485
  Inter-segment............................   (3,217)     (3,996)       (220)        --       --      (7,433)
  Operating Revenue from Non Affiliates....   10,650      77,038      30,350         --       14     118,052
Equity in Net Income of Affiliated
  Companies................................       48           1         (18)                 24          55
Operating Income/(Loss)....................     (441)       (113)      8,576         --     (545)      7,477
Identifiable Assets........................   18,007      36,868      17,076         --    4,223      76,174
Depreciation, Depletion, and
  Amortization.............................    1,778       2,080         701         --      105       4,664
Exploration Expenses.......................    1,506          --          --         --       --       1,506
Capital Expenditures.......................    2,487       1,246       3,389         --      213       7,335
                                             -------     -------      ------     ------   ------     -------
CONSOLIDATED
-------------------------------------------
OPERATING REVENUE:
  Operating Revenue........................   48,598     441,688      79,941     28,390    1,319     599,936
  Inter-segment............................  (21,687)    (16,448)     (2,744)        --     (333)    (41,212)
  Operating Revenue from Non Affiliates....   26,911     425,240      77,197     28,390      986     558,724
Equity in Net Income of Affiliated
  Companies................................      532         601         341         15     (144)      1,345
Operating Income/(Loss)....................   13,400         235      19,014        854   (2,715)     30,788
Identifiable Assets........................   66,181     173,504      52,969     17,813   23,425     333,892
Depreciation, Depletion, and
  Amortization.............................    8,677       8,598       3,582        838      838      22,533
Exploration Expenses.......................    4,186          --          --         --       --       4,186
Capital Expenditures.......................   12,288       7,818       7,993        745    1,008      29,852

---------------
(1) Europe includes Europe and other parts of the world outside North America for Upstream, Downstream and Other segments. Other parts of the world represent less than 1% of the operating revenues, profit, and total assets of the respective segment.

(3)  RESEARCH COSTS

     Research costs incurred and expensed amounted to BEF 3,230 million in 1997, BEF 3,062 million in 1996 and 2,883 million in 1995.

                                   PETROFINA

(4)  INTANGIBLE ASSETS

                                                               1997     1996     1995
                                                              ------   ------   ------
Patents & licences..........................................   2,758    2,760    2,279
Customer goodwill...........................................   2,501    2,159    2,310
Other intangible assets.....................................   3,832    3,338    3,572
                                                              ------   ------   ------
                                                               9,091    8,257    8,161
Accumulated amortization....................................  (6,825)  (6,260)  (6,181)
                                                              ------   ------   ------
                                                               2,266    1,997    1,980

(5)  TANGIBLE ASSETS

     A summary of tangible assets follows:

                                                                1997       1996       1995
                                                              --------   --------   --------
Land & buildings............................................    48,151     44,936     39,901
Plant & equipment...........................................   242,211    223,800    207,602
Proved oil & gas properties.................................   168,420    147,725    132,356
Unproved oil & gas properties...............................    17,923     16,800     14,408
Other tangible assets.......................................    13,042      9,903      8,876
Assets under construction...................................    33,371     17,002      9,366
                                                              --------   --------   --------
                                                               523,118    460,166    412,509
Accumulated depreciation, depletion and amortization........  (287,963)  (248,999)  (217,354)
                                                              --------   --------   --------
                                                               235,155    211,167    195,155

     Capitalized interest included in capital expenditures amounted to BEF 1,616 million in 1997, to BEF 863 million in 1996 and to BEF 440 million in 1995.

(6)  FINANCIAL ASSETS

                                                              1997    1996    1995
                                                              -----   -----   -----
Companies accounted for under equity method.................  5,208   4,107   4,589
Other companies.............................................  1,339   2,157   1,409
Loans.......................................................    332     333     589
                                                              -----   -----   -----
                                                              6,879   6,597   6,587

(7)  OTHER ASSETS

                                                               1997     1996    1995
                                                              ------   ------   -----
Deferred tax assets.........................................   1,556    2,079   1,761
Other long term receivables.................................  10,238    9,193   7,689
                                                              ------   ------   -----
                                                              11,794   11,272   9,450

                                   PETROFINA

(8)  STOCKS

                                                               1997     1996     1995
                                                              ------   ------   ------
A summary of inventories follows:
  -- Petroleum products.....................................  28,934   27,581   24,121
  -- Chemicals products and paints..........................  15,788   13,811   13,970
  -- Other products and materials...........................   6,837    6,783    6,942
                                                              ------   ------   ------
                                                              51,559   48,175   45,033

     The carrying value of crude oil, finished petroleum products and chemical products inventories accounted for using the LIFO method amounted to BEF 41.4 billion at December 31, 1997, BEF 38.2 billion at December 31, 1996 and BEF 34.8 billion at December 31, 1995.

     The excess of replacement cost of these inventories over LIFO was BEF 1.1 billion, BEF 6.2 billion and BEF 1.3 billion for the same periods.

(9)  TRADE DEBTORS

                                                               1997     1996     1995
                                                              ------   ------   ------
Trade receivables...........................................  76,325   71,885   61,178
Write-downs on trade receivables............................  (2,785)  (2,817)  (2,500)
                                                              ------   ------   ------
                                                              73,540   69,068   58,678

(10)  OTHER DEBTORS

                                                               1997     1996     1995
                                                              ------   ------   ------
Taxes & withholding taxes to be recovered...................   2,301    2,373    2,608
Deferred tax assets.........................................   2,877      933      823
Deferred charges and accrued income.........................   3,144    2,743    3,109
Others......................................................   3,805    4,855    3,783
                                                              ------   ------   ------
                                                              12,127   10,904   10,323

(11)  INCOME TAX PAYABLE

                                                               1997      1996      1995
                                                              -------   -------   -------
At the beginning of the year................................   10,130     6,346     6,324
Current income tax expense..................................   16,839    16,296    12,150
Taxes paid during the year..................................  (18,297)  (13,070)  (12,016)
Translation effects.........................................      243       561      (111)
Other.......................................................       --        (3)       (1)
                                                              -------   -------   -------
                                                                8,915    10,130     6,346

                                   PETROFINA

(12)  OTHER CREDITORS

                                                               1997     1996     1995
                                                              ------   ------   ------
Other taxes (VAT)...........................................   3,754    3,215    2,705
Accrued expenses and deferred income........................   5,573    6,538    5,964
Excise duties...............................................  12,992   13,503   13,125
Salary and social benefits..................................   3,648    3,755    3,358
Other.......................................................  11,020   10,037   10,210
                                                              ------   ------   ------
                                                              36,987   37,048   35,362

(13)  CURRENT AND LONG TERM FINANCIAL DEBTS

                             SHORT TERM BORROWINGS

                                                                    DECEMBER 31,
                                                              ------------------------
                                                               1997     1996     1995
                                                              ------   ------   ------
Bank Obligations............................................  24,060   27,439   19,514
Commercial Paper............................................   1,587    5,812    8,296
Other.......................................................      32      885      769
                                                              ------   ------   ------
                                                              25,679   34,136   28,579
Current portion of Long Term Debt...........................   4,507    1,507    6,026
                                                              ------   ------   ------
                                                              30,186   35,643   34,605

     Weighted average interest rates on outstanding borrowings at December 31, 1997, 1996 and 1995 were 6.33%, 5.84% and 6.09% respectively.

                              LONG TERM BORROWINGS

                                                               1997     1996     1995
                                                              ------   ------   ------
Bonds and Notes (rates from 3.5% to 10% maturing through
  2005).....................................................  23,386   35,566   36,459
Bank Obligations (rates from 3.58% to 10.75% maturing
  through 2008).............................................  39,543   12,768   11,657
Capital Lease Obligations...................................   1,388      899      968
Other.......................................................     166    1,600    1,674
                                                              ------   ------   ------
                                                              64,483   50,833   50,758
Less current portion........................................  (4,507)  (1,507)  (6,026)
                                                              ------   ------   ------
                                                              59,976   49,326   44,732

                                   PETROFINA

(13)  CURRENT AND LONG TERM FINANCIAL DEBTS -- (CONTINUED)
                        LONG TERM BORROWINGS BY CURRENCY

                                                               1997     1996     1995
                                                              ------   ------   ------
Excludes the effects of currency swap transactions:
US Dollars..................................................  49,221   31,651   25,412
BEF.........................................................   9,738   11,254   12,999
DEM (German Mark)...........................................      27    6,186    8,530
NLG (Netherlands Gulden)....................................   4,052      222       15
Other currencies............................................   1,445    1,520    3,802
                                                              ------   ------   ------
                                                              64,483   50,833   50,758

     As of December 31, 1997 the Group had committed and unused credit facilities with various banks in various currencies totaling BEF 52,374 million. Commitment fees associated with these credit facilities range from 0.07% to 0.20% on undrawn amounts. The Group intends to use borrowings under these facilities to finance the repayment of BEF 26,630 million of commercial paper classified as long term debt at December 31, 1997.

     Fixed and variable rate debt is borrowed in the most cost-effective means to manage risk arising from fluctuations in interests rates. Petrofina's interest rate swaps convert BEF 23.9 billion of variable rate debt to an average fixed rate of 7.06%, and BEF 8.5 billion of fixed rate debt to an average variable rate of 6.12% as of December 31, 1997.

     The aggregate maturities of long term borrowings (in BEF million) are as follows:

                          YEAR                             LONG-TERM BORROWINGS
                          ----                             --------------------
1998.....................................................   BEF  4,507 million
1999.....................................................   BEF  2,840 million
2000.....................................................   BEF 12,524 million
2001.....................................................   BEF  6,231 million
2002.....................................................   BEF 14,835 million
2003 and later...........................................   BEF 23,546 million

     Certain notes and credit facilities contain provisions that limit mergers and sales of assets, limit the incurrence of indebtedness and restrict payments within subsidiaries of the Group.

     No material amounts of current or long term debt are collateralized by Group assets.

                                   PETROFINA

(14)  FINANCIAL INSTRUMENTS

     Amounts related to Petrofina's financial instruments were as follows:

                                                                 AS OF DECEMBER 31,
                                           ---------------------------------------------------------------
                                                 1997                   1996                   1995
                                           -----------------      -----------------      -----------------
                                           CARRYING    FAIR       CARRYING    FAIR       CARRYING    FAIR
                                            AMOUNT    VALUE        AMOUNT    VALUE        AMOUNT    VALUE
                                           --------   ------      --------   ------      --------   ------
BALANCE SHEET FINANCIAL INSTRUMENTS:
     Marketable securities...............    6,640     6,640        4,885     4,885        3,844     3,844
     Long term debt......................   64,483    66,193       50,833    53,143       50,758    53,531
DERIVATIVE INSTRUMENTS:
     Interest rate swaps.................     (216)     (753)          99      (510)         350      (993)
     Currency swaps......................      (99)     (123)        (186)     (265)        (199)      171
     Forward foreign exchange
       contracts.........................      107       107         (175)     (175)        (108)     (108)
     Commodity contracts.................       12        12          208       208            2         2

     Petrofina's notional amount of debt covered under interest rate swaps totaled approximately BEF 32.4 billion, BEF 26.7 billion and BEF 22.3 billion, and under currency swaps totaled approximately BEF 4.3 billion BEF 7.1 billion and BEF 9.1 billion at December 31, 1997, 1996, and 1995, respectively. Amounts to be paid or received under these agreements are accrued on the balance sheet over the life of the swap agreements. The fair value of the swap agreements are not recognized in the consolidated financial statements since they are accounted for as hedges of the underlying debt instruments.

     For the periods ended December 31, 1997, 1996 and 1995, PetroFina had forward foreign exchange buy contracts of BEF 49.2 billion, BEF 34.3 billion and BEF 23.8 billion, respectively, principally denominated in Belgian franc and US dollar, and sell contracts of BEF 49.2 billion, BEF 34.5 billion and BEF 23.9 billion, respectively, principally denominated in German mark, French franc, Norwegian krone, and British pound and US dollar. Because these contracts are of a short term nature (principally less than six months) their fair value and carrying value are approximately the same.

     Also for the periods ended December 31, 1997, 1996 and 1995, the Company had crude oil and refined products futures and forward buy contracts of notional amounts of BEF 1.5 billion, BEF 4.1 billion and BEF 1.4 billion, respectively; and sell contracts of notional amounts of BEF 2.3 billion, BEF 1.6 billion and BEF 0.2 billion, respectively. These contracts are recorded at fair value. Natural gas contracts are insignificant at December 31, 1997, 1996 and 1995.

     The carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximated their fair values due to the short term maturities of these instruments. The estimated fair values of other financial instruments, including debt and risk management instruments summarized above, have been determined using available market information and valuation methodologies, primarily discounted cash flow analysis.

(15) INCOME TAXES

     Current tax expense for 1997, 1996 and 1995 was BEF 16,839 million, BEF 16,296 million and BEF 12,150 million, respectively. Deferred tax expense for 1997, 1996 and 1995 was BEF 2,692 million, BEF 1,382 million and BEF 942 million, respectively.

                                   PETROFINA

(15) INCOME TAXES -- (CONTINUED)
     THE COMPONENTS OF DEFERRED INCOME TAX EXPENSE FOR EACH YEAR WERE AS
FOLLOWS:

                                                              FOR THE PERIOD ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                               1997    1996    1995
                                                              ------   -----   ----
                                                                (in BEF million)
Deferred tax expense, excluding items below.................   3,489     251   (512)
Benefits of tax loss carryforwards..........................     991     482    832
Effect of foreign tax rate changes..........................  (1,257)     --     --
Net change in valuation allowance...........................    (531)    649    622
                                                              ------   -----   ----
Deferred income tax expense.................................   2,692   1,382    942

     ACTUAL INCOME TAX EXPENSE DIFFERS FROM THE EXPECTED INCOME TAX EXPENSE USING THE BELGIAN STATUTORY INCOME TAX RATE AS FOLLOWS:

                                                                FOR THE PERIOD ENDED
                                                                    DECEMBER 31,
                                                              ------------------------
                                                               1997     1996     1995
                                                              ------   ------   ------
                                                                  (in BEF million)
Income before tax and minority interest.....................  42,237   34,322   25,617
Expected income tax at statutory tax rate of 40.17%.........  16,967   13,787   10,290
     -- foreign tax rate differences........................   6,915    5,979    4,474
     -- uplift benefit(1)...................................  (1,121)  (1,220)    (667)
     -- non deductible expenses.............................   1,000      674      916
     -- tax free income.....................................  (2,195)  (2,092)  (2,619)
     -- change in valuation allowance.......................    (531)     649      622
     -- effect of foreign tax rate changes(2)...............  (1,257)      --       --
     -- other...............................................    (247)     (99)      76
                                                              ------   ------   ------
Total income tax expense....................................  19,531   17,678   13,092

---------------
(1) Uplift is a special deduction allowed against revenues from oil and gas activities on the Norwegian continental shelf.

(2) Effect primarily of tax rates reduction in the UK and in Italy.

                                   PETROFINA

(15) INCOME TAXES -- (CONTINUED)
     THE DEFERRED INCOME TAX ASSETS AND LIABILITIES ARE AS FOLLOWS:

                                                              FOR THE PERIOD ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1997        1996        1995
                                                              ---------   ---------   ---------
                                                                      (in BEF million)
Deferred income tax assets:
     -- tax loss carryforwards..............................     8,273       9,431       9,473
     -- deferred uplift (1).................................     2,353       2,020       1,290
     -- provisions and accrued liabilities..................     2,114       3,804       3,737
     -- investment deductions...............................       378         495         739
     -- AMT credits (2).....................................     4,763       3,638       1,795
     --- other..............................................       515         377          85
Valuation allowance.........................................    (6,872)     (8,658)     (7,605)
                                                               -------     -------     -------
Net deferred income tax assets..............................    11,524      11,107       9,514
Deferred income tax liabilities :
     -- PP&E related(3).....................................   (29,690)    (25,423)    (20,510)
     -- untaxed reserves....................................    (5,041)     (6,052)     (6,549)
                                                               -------     -------     -------
Total deferred income tax liabilities.......................   (34,731)    (31,475)    (27,059)
Net deferred income tax liability...........................   (23,207)    (20,368)    (17,545)

---------------
(1) uplift is a special deduction allowed against revenues from oil and gas activities on the Norwegian continental shelf

(2) AMT credits relate to the alternative minimum tax system in the United States and are credit carryforwards available to reduce future regular income taxes

(3) primarily related to depreciation and depletion rate differences

     AT THE END OF 1997, PETROFINA HAD TAX LOSS CARRYFORWARDS OF BEF 19,196 MILLION PRIMARILY IN BELGIUM, FRANCE, GERMANY AND THE USA. CARRYFORWARD AMOUNTS (WHICH ARE NOT RATE EFFECTED) EXPIRE AS FOLLOWS:

                                                              AS OF DECEMBER 31, 1997
                                                              -----------------------
                                                                 (in BEF million)
1998........................................................           1,467
1999........................................................             395
2000........................................................             149
2001........................................................              20
2002........................................................              21
After 2002..................................................           3,937
Without expiration..........................................          13,207

(16)  STATEMENT OF INCOME

     Net income is affected by transactions that are not representative of the Group's current operations.

     These transactions, defined as "non recurrent elements" which can affect the comparability of annual operating results, are summarized in the table below.

                                   PETROFINA

(16)  STATEMENT OF INCOME -- (CONTINUED)
NON RECURRENT ELEMENTS (IN BEF BILLION)

                                                              1997       1996       1995
                                                              ----       ----       ----
UPSTREAM
a) Europe
   Impairment test Ann/Alison...............................  (0.5)
b) North America
   Capital gains on assets sold.............................   0.3                   0.2
DOWNSTREAM
a) Europe
   Inventory (write-down), write-back.......................  (0.1)       0.3        0.3
   Accelerated depreciation.................................             (0.2)
   Provisions for site restoration..........................             (0.1)
   Capital gains on assets sold.............................              1.0
b) North America
   Inventory (write-down), write-back.......................  (0.2)
CHEMICALS
Europe
Capital gains on assets sold................................              0.3
PAINTS
Provisions for litigation...................................                        (0.1)
Provisions for site restoration.............................                        (0.1)
Accelerated depreciation....................................  (0.1)
EARLY RETIREMENT COSTS......................................  (0.9)      (1.1)      (0.9)
TAX
Tax on non recurrent elements...............................   0.1       (0.2)
Influence, on deferred taxes, of tax rate reduction in Italy
  and U.K...................................................   1.3
                                                              ----       ----       ----
                                                              (0.1)                 (0.6)

b) PERSONNEL COSTS

                                                                     PROPORTIONAL
                                         FULL CONSOLIDATION          CONSOLIDATION                TOTAL
                                      ------------------------   ---------------------   ------------------------
                                       1997     1996     1995    1997    1996    1995     1997     1996     1995
                                      ------   ------   ------   -----   -----   -----   ------   ------   ------
1. Personnel employed                                                                       (number of employees)
    Operational employees...........   4,466    3,923    3,948     443     438     512    4,909    4,361    4,460
    Administrative employees........   5,371    4,896    4,699     282     286     220    5,653    5,182    4,919
    Management......................   3,878    3,807    3,992     235     238     282    4,113    4,045    4,274
                                      ------   ------   ------   -----   -----   -----   ------   ------   ------
                                      13,715   12,626   12,639     960     962   1,014   14,675   13,588   13,653
2. Personnel costs                                                                               (in BEF million)
    Salaries & direct social
      benefits......................  21,747   19,029   18,658   1,756   1,650   1,558   23,503   20,679   20,216
    Employee's social security
      contributions.................   4,534    4,457    4,444     508     497     504    5,042    4,954    4,948
    Other payroll costs.............   1,869    1,592    1,741     240     237     214    2,109    1,829    1,955
                                      ------   ------   ------   -----   -----   -----   ------   ------   ------
                                      28,150   25,078   24,843   2,504   2,384   2,276   30,654   27,462   27,119

                                   PETROFINA

(16)  STATEMENT OF INCOME -- (CONTINUED)
c) INTEREST EXPENSE

                                                               1997         1996         1995
                                                              ------       ------       ------
Interest expense on interest-bearing debt...................  (6,307)      (6,448)      (6,519)
Capitalized interest relating to assets under
  construction..............................................   1,616          863          440
                                                              ------       ------       ------
                                                              (4,691)      (5,585)      (6,079)

d) OTHER FINANCIAL INCOME NET

                                                               1997        1996        1995
                                                              ------       -----       ----
Income relating to marketable securities, cash and financial
  loans.....................................................     951       1,026        934
Other financial income......................................     527         199        270
Financial transaction costs.................................  (1,000)       (568)      (303)
Exchange rate gain (loss)...................................    (383)       (138)         7
                                                              ------       -----       ----
                                                                  95         519        908

(17)  COMMITMENTS

     PetroFina occupies certain marketing and production facilities and uses certain equipment under leasing arrangements. Total rental expense incurred was BEF 5,419 million, 4,782 million and BEF 4,527 million for 1997, 1996 and 1995. Future minimum rental commitments as at December 31, 1997, under operating leases having non cancellable lease terms in excess of one year are detailed in the following schedule. Sublease rentals, contingent rentals, and capital lease obligations are not significant.

LEASE EXPENSE

                                               (in BEF million)
1998.........................................       2,851
1999.........................................       2,477
2000.........................................       2,081
2001.........................................       1,686
2002.........................................       1,389
Thereafter...................................       5,744

     The Group has contractual commitments to spend approximately BEF 3,395 million related to construction in progress at various locations at December 31, 1997.

     The Group provided various bank guarantees to both third parties and non-consolidated companies for BEF 3,355, BEF 3,362 million and BEF 6,720 million at December 31, 1997, 1996 and 1995, respectively. The fair value is not readily determinable for these guarantees.

     The Group receives and grants certain customs guarantees with third parties. Guarantees granted and received amount to BEF 19,870 million, BEF 19,441 million and BEF 13,353 million and BEF 10,744 million BEF 9,799 million and BEF 12,782 million for the years ended December 31, 1997, 1996 and 1995, respectively.

     At December 31, 1996 and 1995 the Group factored with recourse accounts receivable amounting to BEF 2,500 million.

                                   PETROFINA

(18)  CONTINGENCIES

     In its normal course of business, the Group is involved in various legal, fiscal and environmental proceedings. Management is of the opinion that the result of these proceedings will not have a material impact on the Group's financial position or results of operations.

     The Group is subject to legislation regarding environmental laws and regulations. These regulations regulate the discharge of materials into the environment and may require the Group to incur future obligations to investigate the effects of the release or disposal of certain petroleum, chemical and mineral substances at various sites; to remediate or restore these sites; to compensate others for damage to property and natural resources and for remediation and restoration costs.

     At December 31, 1997, 1996 and 1995, the Group's accrued environmental liabilities include BEF 4,368 million, BEF 3,717 million and BEF 3,119 million, respectively, for dismantlement and removal costs primarily related to the Group's interests in worldwide offshore production facilities. These costs are accrued by the Group on the units-of-production method.

     At December 31, 1997, 1996 and 1995, the Group's recorded accrued liabilities for environmental remediation efforts were BEF 9,575 million, BEF 9,474 million and BEF 8,940 million, respectively. At December 31, 1997, 1996 and 1995, accrued environmental costs include BEF 684 million, BEF 625 million and BEF 614 million, respectively, for remediation sites in the United States where the Group has been named as a Potentially Responsible Party under United States Superfund legislation.

     The Group has determined these liabilities based on judgments made as to the extent of and mechanisms for environmental remediation and the current levels of costs for equipment and services. While there are certain assumptions inherent in this process and changes to such assumptions could produce ranges in the amount of expected remediation costs, it is PetroFina's belief that the amounts accrued and disclosed represent the most probable amount. The likelihood of material losses in excess of recorded amounts at known remediation sites is remote.

(19)  EMPLOYEE BENEFIT PLANS

  Pension plans:

     The Group maintains a number of defined benefit pension plans covering most categories of employees. Plan benefits are generally based on employees' years of service and latest salaries earned. The plans are administered by independent pension trusts, insurance companies or internally. Funded pension plan assets are primarily invested in fixed income securities, real estate, and marketable equity securities. Actuarial values are

                                   PETROFINA

(19)  EMPLOYEE BENEFIT PLANS -- (CONTINUED)
determined by independent experts. The method used for the determination of the annual service cost and projected benefits obligations is the projected unit credit method.

                                                   BELGIAN                         NON BELGIAN
                                        ------------------------------   --------------------------------
                                           PLAN ASSETS EXCEEDS ABO           ABO EXCEEDS PLAN ASSETS
                                              AS OF DECEMBER 31,                AS OF DECEMBER 31,
                                        ------------------------------   --------------------------------
                                          1997       1996       1995       1997        1996        1995
                                        --------   --------   --------   --------   ----------   --------
RECONCILIATION OF FUNDED STATUS
Pension benefit obligation:
 -- Vested benefit obligation.........  (5,403.7)  (5,151.0)  (4,930.0)  (3,581.4)    (3,331.3)  (3,252.7)
 -- Non vested........................    (505.5)    (452.5)    (429.6)    (123.3)      (109.2)    (120.3)
 -- Accumulated benefit obligation
   (ABO)..............................  (5,909.2)  (5,603.5)  (5,359.6)  (3,704.7)    (3,440.5)  (3,373.0)
 -- Effect of future salaries.........  (2,650.1)  (2,780.7)  (2,649.9)    (219.2)      (227.7)    (243.2)
 -- Projected benefit obligation......  (8,559.3)  (8,384.2)  (8,009.5)  (3,923.9)    (3,668.2)  (3,616.2)
Plan assets at fair value.............   9,323.1    8,781.7    8,262.2        0.0          0.0        0.0
Funded status.........................     763.8      397.5      252.7   (3,923.9)    (3,668.2)  (3,616.2)
Unrecognized net transition obligation
 (assets).............................    (145.8)    (165.3)    (184.8)     300.7        353.4      403.8
Unrecognized prior service costs......      39.5        0.0        0.0       20.1         17.5       18.3
Unrecognized net loss/(gain)..........    (864.0)    (383.6)    (145.3)    (131.8)      (130.3)    (151.9)
Additional liability..................                  0.0       (1.6)        --        (41.4)     (26.5)
Prepaid/(accrued) pension costs.......    (206.5)    (151.4)     (79.0)  (3,734.9)    (3,469.0)  (3,372.5)
PENSION EXPENSE
Service cost without interest.........     311.5      317.9      285.1       62.6         56.4       70.1
Interest cost.........................     606.5      566.5      579.8      246.9        229.4      226.2
Actual return of assets
 -- Expected return...................    (672.1)    (584.0)    (547.4)       0.0          0.0        0.0
 -- Additional return.................       2.9     (269.0)    (504.9)       0.0          0.0        0.0
 -- Total actual return...............    (669.2)    (853.0)  (1,052.3)       0.0          0.0        0.0
Net amortization and deferral.........     (47.8)     249.5      485.4       52.2         46.9       47.8
Net periodic pension expense
 (benefit)............................     201.0      280.9      298.0      361.7        332.7      344.1
ASSUMPTIONS
Discount rate.........................         7%         7%         7%               6 to 8.5%
Assumed rate of return of plan
 assets...............................      8.25%      8.25%      8.25%
Salary increase.......................         5%         5%         5%             2.0 to 6.5%
Inflation rate........................       2.5%         3%         3%             2.0 to 4.5%

                                                   NON BELGIAN
                                        ----------------------------------
                                             PLAN ASSETS EXCEEDS ABO
                                                AS OF DECEMBER 31,
                                        ----------------------------------
                                          1997         1996        1995
                                        ---------   ----------   ---------
RECONCILIATION OF FUNDED STATUS
Pension benefit obligation:
 -- Vested benefit obligation.........  (21,629.5)   (15,885.0)  (13,504.6)
 -- Non vested........................     (552.7)      (436.6)     (398.9)
 -- Accumulated benefit obligation
   (ABO)..............................  (22,182.2)   (16,321.6)  (13,903.5)
 -- Effect of future salaries.........   (3,361.0)    (2,495.2)   (2,179.5)
 -- Projected benefit obligation......  (25,543.2)   (18,816.8)  (16,083.0)
Plan assets at fair value.............   33,453.7     25,877.5    21,345.1
Funded status.........................    7,910.5      7,060.7     5,262.1
Unrecognized net transition obligation
 (assets).............................   (2,015.0)    (2,078.7)   (2,163.5)
Unrecognized prior service costs......       58.3         55.1        56.5
Unrecognized net loss/(gain)..........     (876.3)    (1,427.4)     (366.4)
Additional liability..................         --          0.0         0.0
Prepaid/(accrued) pension costs.......    5,077.5      3,609.7     2,788.7
PENSION EXPENSE
Service cost without interest.........      603.2        556.6       423.8
Interest cost.........................    1,561.0      1,359.4     1,165.3
Actual return of assets
 -- Expected return...................   (2,505.6)    (2,084.5)   (1,709.1)
 -- Additional return.................   (2,424.3)    (1,164.0)   (1,464.4)
 -- Total actual return...............   (4,929.9)    (3,248.5)   (3,173.5)
Net amortization and deferral.........    2,030.5        873.6     1,201.7
Net periodic pension expense
 (benefit)............................     (735.2)      (458.9)     (382.7)
ASSUMPTIONS
Discount rate.........................               6 to 8.25%
Assumed rate of return of plan
 assets...............................                 7 to 11%
Salary increase.......................              2.5 to 6.5%
Inflation rate........................              2.0 to 4.5%

  Postretirement Plans:

     In addition to providing pension benefits, certain health care and life insurance benefits are provided to active and certain retired employees who meet eligibility requirements defined in plan documents. The health care benefits in excess of certain limits and the life insurance benefits are insured. The costs of providing these benefits for active employees was BEF 291 million in 1997, BEF 267 million in 1996 and BEF 254 million in 1995.

                                   PETROFINA

(19)  EMPLOYEE BENEFIT PLANS -- (CONTINUED)
     A summary of the postretirement plan's funded status and amounts recognized in the consolidated balance sheet follows:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                              1997    1996    1995
                                                              -----   -----   -----
ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION:
  -- retirees...............................................  1,403   1,215   1,237
  -- fully eligible active plan participants................    120      97      88
  -- other active plan participants.........................    863     612     564
                                                              -----   -----   -----
                                                              2,386   1,924   1,889
  -- unrecognized net gain (loss)...........................    (73)     39    (147)
  -- unrecognized prior service cost........................      7       6       6
                                                              -----   -----   -----
Accrued postretirement benefit cost.........................  2,320   1,969   1,748
NET PERIODIC POSTRETIREMENT BENEFIT COST:
  -- service cost...........................................     45      41      30
  -- interest cost..........................................    161     144     151
  -- amortization of unrecognized prior service costs.......     (1)     (1)     (1)
                                                              -----   -----   -----
                                                                205     184     180

     The health care cost annual trend rate assumed for 1997, for pre-65 and post-65 years of age, was 7.0% and 6.79%, respectively. For 1998, this rate was assumed to be 6.55% and 6.43%, respectively, and gradually decrease to 6% and 5%, respectively. The health care cost trend rate has a significant effect on the amounts reported. Increasing the trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation by BEF 181 million as of December 31, 1997 and net periodic postretirement benefit cost by BEF 12 million for 1997.

     The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.25%, 7.75% and 7.5% at December 31, 1997, 1996 and 1995, respectively. The effect of this change was an increase of BEF 291 million, a decrease of BEF 52 million in 1996 and an increase of BEF 229 million in 1995 respectively, on the accumulated postretirement benefit obligation.

(20)  OTHER LONG TERM LIABILITIES

                                                               1997     1996     1995
                                                              ------   ------   ------
Provisions for site restoration.............................   9,575    9,474    8,940
Pensions and similar commitments............................   8,170    7,484    7,132
Other.......................................................   7,811    8,098    8,144
                                                              ------   ------   ------
                                                              25,556   25,056   24,216

(21)  COMMON STOCK AND WARRANTS

     PetroFina S.A. had issued and outstanding 23,420,432, 23,252,863 and 23,252,451 ordinary shares as at December 31, 1997, 1996 and 1995. The average number of shares used to calculate earnings per share was 23,350,612, 23,252,764 and 23,252,414 for 1997, 1996 and 1995, respectively on a basic and dilutive basis.

     The Company issued 1,162,611 warrants in 1994. For every 20 PetroFina shares held the Shareholder was granted one warrant at no cost. The warrants were exercisable at a ratio of one warrant for one new share

                                   PETROFINA

(21) COMMON STOCK AND WARRANTS -- (CONTINUED) during the period from May 20, 1997 through June 3, 1997 at a subscription price of BEF 12,500 per share. In June 1997, 167,569 warrants were subscribed.

     In June 1997, the company has issued for its personnel a debenture loan with warrants.

     The loan of BEF 375 million is composed of 75,000 bonds worth BEF 5,000 each, to which are attached 150,000 warrants. Each warrant grants the right to subscribe to one PetroFina share at BEF 12,500 per share on the following dates:
June 30th 1998, 1999 and 2000. The maturity date of the debenture loan is set to be the 30th of June 2000, to the extent that warrants have not been exercised before.

(22)  INVESTMENTS IN JOINT VENTURES

     The Group consolidates certain jointly owned companies in accordance with proportional consolidation principles, which under U.S. GAAP would be accounted for under the equity method. The aggregate effect of applying the equity methods of accounting would be a decrease in the Group's total assets of BEF 1.4 billion, in 1997 and an increase of BEF 1.9 billion and BEF 0.6 billion at December 31, 1996 and 1995, respectively. This difference in accounting has no effect on shareholders' equity or net income. These jointly owned companies represent two industrial facilities, two smaller plants, and one marketing company. All the above companies operate in either the Group's Downstream or Chemical segments.

     PetroFina's proportionate interests in the joint ventures, included in the Group's consolidated financial statements, are as follows:

                                                               1997      1996      1995
                                                              -------   -------   -------
DECEMBER 31,
Current assets..............................................    4,306     4,992     4,919
Noncurrent assets...........................................   18,667    18,430    17,919
Current liabilities.........................................   (7,650)   (4,583)   (3,861)
Noncurrent liabilities......................................  (12,393)  (12,807)  (14,369)
FOR THE YEAR ENDED DECEMBER 31,
Operating revenues..........................................   13,036    11,987    10,726
Operating income............................................      795       852     1,146
Net loss....................................................       88       (68)      (47)
Cash flows from:
  -- Operating activities...................................    3,763     2,360     2,296
  -- Financing activities...................................   (1,305)      122    (1,552)
  -- Investing activities...................................   (3,625)   (2,440)     (778)

(23)  RELATED PARTY TRANSACTIONS

     The Group accounts for certain companies following the equity method of accounting. The Group's investment in these companies is included in Financial assets. The equity affiliates are primarily engaged in exploration, production, refining, distribution and marketing of crude oil, petroleum products and paints in the United Kingdom, France, Holland, the United States and Angola.

     Accounts and Notes Receivable in the Consolidated Balance Sheet include BEF
274.5 million, BEF 193 million and BEF 589 million at December 31, 1997, 1996 and 1995, respectively, of amounts due from equity affiliates. Accounts Payable include BEF 1,074.9, BEF 2,555 million and BEF 2,986 million at December 31, 1997, 1996 and 1995, respectively, of amounts due to equity affiliates. Sales to related parties

                                   PETROFINA

(23) RELATED PARTY TRANSACTIONS -- (CONTINUED) were BEF 111.9 million for 1997, BEF 574 million for 1996 and BEF 517 million for 1995. Sales price are determinated on arms-length principles.

(24)  FINANCIAL RELATIONS WITH DIRECTORS AND MANAGERS

     Salaries attributed to staff in charge of daily management (four executive directors with permanent functions and eight general managers) as well as the managers of the main subsidiaries amounted to BEF 230,214,704.

     Bonus allocated to directors and to the eight general managers amounted to BEF 103,850,000.

(25)  OIL AND GAS RESERVES PER GEOGRAPHIC AREA (UNAUDITED)

     The following table presents the Company's estimate of its proved oil and gas reserves, for each foreign geographic area in which significant reserves are located. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, the estimates are expected to change as future information becomes available.

     The proved reserve estimates have been prepared by the Company's internal petroleum reservoir engineers. Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate to be reasonably certain of recovery in future years from known reservoirs under existing economic and operating conditions.

                                   PETROFINA

(25)  OIL AND GAS RESERVES PER GEOGRAPHIC AREA (UNAUDITED) -- (CONTINUED)
                   CRUDE OIL (INCLUDING CONDENSATES AND NGL)

                                                              EUROPE
                                                            AND REST OF    NORTH      EQUITY
                                                             THE WORLD    AMERICA   AFFILIATES   TOTAL
                                                            -----------   -------   ----------   ------
                                                                       (in million barrels)
PROVED DEVELOPED AND UNDEVELOPED RESERVES
At December 31, 1994......................................    500.86       31.86      26.33      559.05
  Production of the year..................................    (46.72)      (4.00)     (0.25)     (50.97)
  Sales of minerals in place..............................                 (2.15)                 (2.15)
  Purchases of minerals in place..........................                  0.09                   0.09
  Extensions and discoveries..............................      0.02        0.70                   0.72
  Revisions of previous estimates.........................     36.07        1.43                  37.50
  Improved recovery(1)....................................     24.59        6.73                  31.32
                                                              ------       -----      -----      ------
At December 31, 1995......................................    514.82       34.66      26.08      575.56
                                                              ------       -----      -----      ------
  Production of the year..................................    (45.28)      (3.95)     (0.89)     (50.12)
  Sales of minerals in place..............................                 (0.74)                 (0.74)
  Purchases of minerals in place..........................      0.68        1.13                   1.81
  Extensions and discoveries..............................      0.54       43.30                  43.84
  Revisions of previous estimates.........................     14.14        2.91       0.56       17.61
  Improved recovery.......................................      0.08                               0.08
                                                              ------       -----      -----      ------
At December 31, 1996......................................    484.98       77.31      25.75      588.04
                                                              ------       -----      -----      ------
  Production of the year..................................    (48.18)      (3.96)     (1.72)     (53.86)
  Sales of minerals in place..............................                 (3.84)                 (3.84)
  Purchases of minerals in place..........................                  0.50                   0.50
  Extensions and discoveries..............................     15.74        3.30                  19.04
  Revisions of previous estimates.........................      3.22       (0.68)      0.32        2.86
  Improved recovery(2)....................................     54.49                              54.49
                                                              ------       -----      -----      ------
At December 31, 1997......................................    510.25       72.63      24.35      607.23
                                                              ------       -----      -----      ------
PROVED DEVELOPED RESERVES
At December 31, 1995......................................    363.99       19.30      26.08      409.37
At December 31, 1996......................................    342.59       21.42      25.75      389.76
At December 31, 1997......................................    352.06       17.99      24.35      394.41

---------------
(1) Amounts for improved recovery in 1995 are due to the optimization of well locations related to the Ekofisk II redevelopment, horizontal drilling and increased water injection in Norway.

(2) In 1997, the amounts for improved recovery included 35 million barrels for the water injection program for Eldfisk and 19,5 million barrels for the redevelopment of Congolese fields.

                                   PETROFINA

(25)  OIL AND GAS RESERVES PER GEOGRAPHIC AREA (UNAUDITED) -- (CONTINUED)
                                  NATURAL GAS

                                                            EUROPE
                                                          AND REST OF    NORTH      EQUITY
                                                           THE WORLD    AMERICA   AFFILIATES    TOTAL
                                                          -----------   -------   ----------   --------
                                                                   (in billion of cubic feet)
PROVED DEVELOPED AND UNDEVELOPED RESERVES
At December 31, 1994....................................   1,357.28     383.35                 1,740.63
  Production of the year................................    (150.11)    (53.91)                 (204.02)
  Sales of minerals in place............................                (12.97)                  (12.97)
  Purchases of minerals in place........................                  0.10                     0.10
  Extensions and discoveries............................       4.83      30.06                    34.89
  Revisions of previous estimates.......................     129.98      (9.73)                  120.25
  Improved recovery(1)..................................      85.80       0.29                    86.09
                                                           --------     ------                 --------
At December 31, 1995....................................   1,427.78     337.19                 1,764.97
                                                           --------     ------                 --------
Production of the year..................................    (151.91)    (58.77)                 (210.68)
  Sales of minerals in place............................                 (5.20)                   (5.20)
  Purchases of minerals in place........................      12.18       4.77                    16.95
  Extensions and discoveries............................      10.92     134.62                   145.54
  Revisions of previous estimates.......................      50.24     (19.84)                   30.40
  Improved recovery
                                                           --------     ------                 --------
At December 31, 1996....................................   1,349.21     392.77                 1,741.98
                                                           --------     ------                 --------
  Production of the year................................    (132.30)    (76.58)                 (208.88)
  Sales of minerals in place............................                 (3.71)                   (3.71)
  Purchases of minerals in place........................                  0.20                     0.20
  Extensions and discoveries............................       6.42      88.47                    94.89
  Revisions of previous estimates.......................     (77.90)     (0.82)                  (78.72)
  Improved recovery(2)..................................      42.56                               42.56
                                                           --------     ------                 --------
At December 31, 1997....................................   1,187.99     400.33                 1,588.32
                                                           --------     ------                 --------
PROVED DEVELOPED RESERVES
At December 31, 1995....................................     929.16     245.34                 1,174.50
At December 31, 1996....................................     801.24     249.61                 1,050.85
At December 31, 1997....................................     916.27     260.09                 1,176.36

---------------
(1) Amounts for improved recovery in 1995 are due to the optimization of well locations related to the Ekofisk II redevelopment, horizontal drilling and increased water injection in Norway.

(2) In 1997, the amounts for improved recovery included 42.4 billion cubic feet for the water injection program for Eldfisk.

                                   PETROFINA

                 RESULTS OF OPERATIONS FOR PRODUCING ACTIVITIES

     The following table presents the results of operations for oil and gas producing activities for the three years ended December 31, 1997.

                                              1997                        1996                        1995
                                    -------------------------   -------------------------   -------------------------
                                              NORTH                       NORTH                       NORTH
                                    EUROPE   AMERICA   TOTAL    EUROPE   AMERICA   TOTAL    EUROPE   AMERICA   TOTAL
                                    ------   -------   ------   ------   -------   ------   ------   -------   ------
                                                                    (in BEF million)
Revenues:
  Sales and other operating
    revenues......................  16,267    3,533    19,800   15,220    2,325    17,545   15,321    1,581    16,902
  Transfers.......................  29,736    6,065    35,801   25,932    4,370    30,302   18,470    2,720    21,190
Operating Costs...................  13,070    2,253    15,323   11,764    1,671    13,435   11,014    1,684    12,698
Exploration Expenses..............   2,203    2,151     4,354    1,775    1,255     3,030    2,681    1,505     4,186
Depreciation, Depletion and
  Amortization....................   8,289    3,452    11,741    6,605    2,310     8,915    6,899    1,770     8,669
                                    ------    -----    ------   ------    -----    ------   ------    -----    ------
Income Before Taxes...............  22,441    1,742    24,183   21,008    1,459    22,467   13,197     (658)   12,539
Income Tax Expenses...............  15,962      576    16,538   15,640      434    16,074   10,076     (235)    9,841
                                    ------    -----    ------   ------    -----    ------   ------    -----    ------
Results of Operations from
  Producing Activities (Excluding
  Interest Costs).................   6,479    1,166     7,645    5,368    1,025     6,393    3,121     (423)    2,698
Group's Share of Equity Method
  Investees' Results of Operations
  for Producing Activities........     690       86       776      892       --       892      484       48       532
                                    ------    -----    ------   ------    -----    ------   ------    -----    ------
TOTAL: Results of Operations from
       Producing Activities
       (Excluding Interest
       Costs).....................   7,169    1,252     8,421    6,260    1,025     7,285    3,605     (375)    3,230

                                   PETROFINA

COSTS INCURRED ON OIL & GAS PROPERTIES

     A summary of costs incurred in oil and gas property acquisition, exploration and development activities, (both capitalized and charged to expense) for the periods noted follows:

                                                                EUROPE
                                                              AND REST OF    NORTH
                                                               THE WORLD    AMERICA   TOTAL
                                                              -----------   -------   ------
                                                                     (in BEF million)
1997
Acquisition of unproved properties..........................        98         473       571
Acquisition of proved properties............................         6          --         6
Exploration costs...........................................     2,819       1,910     4,729
Development costs...........................................    12,708       5,716    18,424
                                                                ------       -----    ------
          TOTAL.............................................    15,631       8,099    23,730
                                                                ------       -----    ------
1996
Acquisition of unproved properties..........................        --         256       256
Acquisition of proved properties............................        --         128       128
Exploration costs...........................................     2,082       1,781     3,863
Development costs...........................................    11,357       3,035    14,392
                                                                ------       -----    ------
          TOTAL.............................................    13,439       5,200    18,639
                                                                ------       -----    ------
1995
Acquisition of unproved properties..........................        --         157       157
Acquisition of proved properties............................        --          33        33
Exploration costs...........................................     2,189       1,464     3,653
Development costs...........................................     8,187       1,110     9,297
                                                                ------       -----    ------
          TOTAL.............................................    10,376       2,764    13,140
                                                                ------       -----    ------

SUPPLEMENT OIL & GAS DATA CAPITALIZED COSTS

                                                  1997                            1996                          1995
                                      -----------------------------   ----------------------------   ---------------------------
                                                  NORTH                          NORTH                          NORTH
                                       EUROPE    AMERICA    TOTAL     EUROPE    AMERICA    TOTAL     EUROPE    AMERICA    TOTAL
                                      --------   -------   --------   -------   -------   --------   -------   -------   -------
Proved Oil and Gas Properties.......   126,449    41,971    168,420   114,791    32,934    147,725   104,326    28,030   132,356
Unproved Oil and Gas Properties.....    12,388     5,535     17,923    11,155     5,645     16,800    10,210     4,198    14,408
Support facilities and other........    22,493     8,054     30,547    14,097     5,152     19,249     6,187     2,919     9,106
                                      --------   -------   --------   -------   -------   --------   -------   -------   -------
                                       161,330    55,560    216,890   140,043    43,731    183,774   120,723    35,147   155,870
                                      --------   -------   --------   -------   -------   --------   -------   -------   -------
Less Accumulated Depreciation,
  Depletion, Amortization and
  Impairment........................  (101,243)  (31,096)  (132,339)  (87,865)  (25,061)  (112,926)  (77,087)  (19,457)  (96,544)
                                      --------   -------   --------   -------   -------   --------   -------   -------   -------
                                        60,087    24,464     84,551    52,178    18,670     70,848    43,636    15,690    59,326
                                      --------   -------   --------   -------   -------   --------   -------   -------   -------
Share of Net Capitalized Costs of
  Equity Affiliates.................                          1,087                            863                           843

                                   PETROFINA

      STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES
          THEREIN RELATING TO PROVED OIL AND GAS RESERVES (UNAUDITED)

     The following table, which presents a standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves, is presented pursuant to United States Statement of Financial Accounting Standards No. 69. In computing this data, assumptions other than those required by the Financial Accounting Standards Board could produce different results. Accordingly, the data should not be considered as representative of the fair market value of the Company's proved oil and gas reserves.

     Future cash inflows were computed by applying year end realized prices for oil and gas production to estimated year end quantities of proved reserves. Future price changes were considered only to the extent provided by contractual agreements in existence at the date of computation. Future development and production costs are computed by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves, at the end of the year, based on year end costs. Future income tax expenses were computed by applying the year end statutory tax rate adjusted for tax credits, less the tax basis of the properties involved. The impact of changes in the year end taxes on future pre-tax net cash flows relating to proved oil and gas reserves is considered to the extent that these changes are legislated. The standardized measure of discounted future cash flows represents the present value of estimated future net cash flows using a discount rate of 10%.

                                   1997                            1996                            1995
                       -----------------------------   -----------------------------   -----------------------------
                                   NORTH                           NORTH                           NORTH
                        EUROPE    AMERICA    TOTAL      EUROPE    AMERICA    TOTAL      EUROPE    AMERICA    TOTAL
                       --------   -------   --------   --------   -------   --------   --------   -------   --------
                                                             (in BEF million)
Future cash
  inflows............   418,548    67,203    485,751    484,770    94,541    579,311    393,173    37,069    430,242
Future production and
  development
  costs..............  (188,037)  (28,497)  (216,534)  (182,152)  (27,984)  (210,136)  (183,804)  (14,391)  (198,195)
Future income tax
  expenses...........  (138,065)   (8,236)  (146,301)  (206,151)  (18,426)  (224,577)  (135,424)   (3,293)  (138,717)
FUTURE NET CASH
  FLOWS..............    92,446    30,470    122,916     96,467    48,131    144,598     73,945    19,385     93,330
                       --------   -------   --------   --------   -------   --------   --------   -------   --------
10% annual discount
  for estimated
  timing of cash
  flows..............   (33,610)  (11,669)   (45,279)   (35,693)  (20,379)   (56,072)   (31,698)   (7,593)   (39,291)
                       --------   -------   --------   --------   -------   --------   --------   -------   --------
Standardized measure
  of discounted
  future net cash
  flows..............    58,836    18,801     77,637     60,774    27,752     88,526     42,247    11,792     54,039
                       --------   -------   --------   --------   -------   --------   --------   -------   --------
Enterprise's share of
  equity method
  investee's
  standardized
  measure of
  discounted future
  net cash flows.....     1,447         0      1,447      1,956         0      1,956      1,548         0      1,548

                                   PETROFINA

CHANGE IN THE STANDARDIZED MEASURE

STANDARDIZED MEASURE

                                                                1997       1996       1995
                                                              --------   --------   --------
                                                                     (in BEF million)
STANDARDIZED MEASURE (beginning of year)....................   88,526     54,039     43,446
Change in sales prices related to future production.........  (60,519)    53,243     27,710
Change in estimated future lifting and development costs....  (10,557)    (2,453)     3,071
Sales and transfers of oil and gas produced during the
  period, net of production costs...........................  (41,092)   (35,743)   (26,006)
Extensions, discoveries and improved recovery, less related
  costs.....................................................   17,625     17,795      7,657
Revisions in previously estimated quantities................  (11,555)    14,310     12,520
Previously estimated development costs incurred during the
  period....................................................   16,065     14,860      9,538
Sales of minerals in place..................................     (963)      (923)    (1,331)
Purchases of minerals in place..............................      127      2,129         35
Accretion of discount.......................................   22,468     12,506      9,038
Net change in income taxes..................................   50,075    (47,554)   (27,683)
Exchange effect.............................................    7,437      6,317     (3,956)
                                                              -------    -------    -------
STANDARDIZED MEASURE (END OF YEAR)..........................   77,637     88,526     54,039

                                                                   SCHEDULE II

                                   PETROFINA
                 CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

                                                                 YEARS ENDED DECEMBER 31,
                                                 --------------------------------------------------------
                                                 BEGINNING   CHARGED TO COSTS                    BALANCE
                                                 OF PERIOD     AND EXPENSES     DEDUCTIONS(1)   AT END OF
                                                 ---------   ----------------   -------------   ---------
                                                                     (in BEF million)
December 31, 1995
  -- allowance for doubtful receivables........    2,527            389             (416)         2,500
  -- inventory valuation reserve...............    1,173           (278)             (60)           835
December 31, 1996
  -- allowance for doubtful receivables........    2,500            537             (220)         2,817
  -- inventory valuation reserve...............      835           (299)               4            540
December 31, 1997
  -- allowance for doubtful receivables........    2,817            207             (239)         2,785
  -- inventory valuation reserve...............      540            351             (368)           523

---------------
(1) Utilization and monetary adjustments