Form 20-F
period 1998-12-31
PETROFINA
filed 1999-03-24
CIK 1045182

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

   (MARK ONE)
      [  ]        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
                  (G) OF THE SECURITIES EXCHANGE ACT OF 1934
                                               OR
      [X]         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                  THE SECURITIES EXCHANGE ACT OF 1934
                          FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998
                                               OR
      [  ]        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                  THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE TRANSITION PERIOD FROM ____________ TO ____________
                                 COMMISSION FILE NUMBER 1-14672

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

     23,459,774 Ordinary Voting Shares (as of December 31, 1998)

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

     Indicate by check mark which financial statement item the registrant has elected to follow.
                          Item 17 [ ]     Item 18 [X]
---------------

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                             PAGE
                                                                             ----
                                                                               1
EXCHANGE RATES.............................................................
                                                                               3
GLOSSARY...................................................................
                                                                               4
ABBREVIATIONS..............................................................
                                                                               4
CONVERSION TABLE...........................................................
PART I
     Item 1.   Description of Business.....................................    5
     Item 2.   Description of Property.....................................   28
     Item 3.   Legal Proceedings...........................................   28
     Item 4.   Control of Registrant.......................................   28
     Item 5.   Nature of Trading Market....................................   29
     Item 6.   Exchange Controls and Other Limitations Affecting Security
               Holders.....................................................   31
     Item 7.   Taxation....................................................   32
     Item 8.   Selected Consolidated Financial Data........................   36
     Item 9.   Management's Discussion and Analysis of Financial Condition
               and Results of Operations...................................   38
     Item 9A.  Quantitative and Qualitative Disclosures About Market
               Risk........................................................   53
     Item 10.  Directors and Officers of Registrant........................   56
     Item 11.  Compensation of Directors and Officers......................   59
     Item 12.  Options to Purchase Securities from Registrant or
               Subsidiaries................................................   59
     Item 13.  Interest of Management in Certain Transactions..............   60
PART II
     Item 14.  Description of Securities to be Registered..................   60
PART III
     Item 15.  Defaults upon Senior Securities.............................   60
     Item 16.  Changes in Securities and Changes in Security for Registered
               Securities..................................................   60
PART IV
     Item 17.  Financial Statements........................................   60
     Item 18.  Financial Statements........................................   60
     Item 19.  Financial Statements and Exhibits...........................   60

     IN THIS ANNUAL REPORT, (i) REFERENCES TO THE "COMPANY" ARE TO PETROFINA S.A., AND (ii) REFERENCES TO "PETROFINA" OR THE "GROUP" ARE TO THE COMPANY AND ITS CONSOLIDATED SUBSIDIARIES. FOR DEFINITIONS OF OTHER TERMS USED HEREIN, SEE THE GLOSSARY BELOW.

     The Company has prepared its consolidated financial statements in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). For more information, see Note 1 to the Consolidated Financial Statements in Item 18.

     PetroFina's financial statements were previously presented in Belgian francs (BEF). A Belgian Royal Decree dated December 15, 1998 permits Belgian companies to restate financial statements in Euro ("Euro" or "EUR"). All current year and comparative financial statement amounts in this Annual Report have been restated in Euro based on the January 1, 1999 conversion rate of 1 Belgian franc = 0.02479 Euro (1 Euro = BEF 40.3399). PetroFina's comparative financial statements in Euro depict the same trends as would have been presented if the Group had continued to present its financial statements in Belgian francs. PetroFina's financial statements will not be comparable to the financial statements of other companies reporting in Euro that have restated amounts from a currency other than Belgian francs.

                                 EXCHANGE RATES

     Most currency amounts in this Annual Report are expressed in Euro or in United States dollars ("dollars" or "US $"). Solely for the reader's convenience, this Annual Report contains translations of certain Euro amounts into dollars. These translations should not be considered representations that the Euro amounts actually represent such dollar amounts or could be converted into dollars at specified rates.

     The Euro is the common currency of the European Monetary Union adopted by 11 member states on January 1, 1999. It is a single currency shared by the participating member states of Belgium, Germany, Spain, France, Ireland, Italy, Luxembourg, the Netherlands, Austria, Portugal and Finland. As of January 1, 1999 the European Central Bank has the power to direct monetary policy of the participating member states, including money supply and official interest rates for the Euro. During a three-year transition period ending January 1, 2002, the Belgian franc, along with other legal currencies, will remain legal tender, although conversion rates between currencies will be computed based on the Euro rate established by the European Central Bank. See Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information.

     Beginning on January 4, 1999, the Federal Reserve Bank of New York began reporting the Euro/dollar exchange rate in place of the individual currencies of the participating European Monetary Union members. Unless otherwise stated, the convenience translations herein have been made at 0.8466 Euro per dollar (US $1.1812 per Euro), the noon buying rate in New York City for cable transfers in Euro as certified for customs purposes by The Federal Reserve Bank of New York (the "Noon Buying Rate") on January 4, 1999.

                           EURO/DOLLAR EXCHANGE RATES

     The table below sets forth, for the periods and dates indicated, certain information concerning the exchange rate for the Euro against the dollar based on the Noon Buying Rate. For periods prior to January 1, 1999, the table arrives at the Euro/ dollar exchange rate by converting historical Noon Buying Rates based on the January 1, 1999 conversion rate of 1 Belgian franc = 0.02479 Euro (1 Euro = BEF 40.3399). Such rates were not used by the Company in the preparation of its consolidated financial statements included herein.

                                                                             (EURO PER DOLLAR)
                                                               AT END     AVERAGE
                            YEAR                              OF PERIOD   RATE(1)   HIGH     LOW
                            ----                              ---------   -------   -----   -----
1994........................................................   0.7895     0.8223    0.9056  0.7618
1995........................................................   0.7295     0.7261    0.7918  0.6926
1996........................................................   0.7861     0.7690    0.8000  0.7313
1997........................................................   0.9192     0.8899    0.9623  0.7873
1998........................................................   0.8518     0.8996    0.9544  0.8228
1999(through February 26, 1999).............................   1.0995     1.1183    1.1812  1.0972

---------------
(1) The average of the exchange rates on the last business day of each full month during the relevant period.

     On January 13, 1999, the Noon Buying Rate was 1.1698 dollars per Euro (Euro
0.8548 per dollar).

     On March 17, 1999, the Noon Buying Rate was 1.1015 dollars per Euro (Euro
0.9079 per dollar).

     Fluctuations in the exchange rate will affect the dollar equivalent of the Euro price of PetroFina Shares on the Brussels Stock Exchange and, as a result, are likely to affect the market price of PetroFina ADSs in the United States. Such fluctuations would also affect the dollar amounts received by holders of the PetroFina ADSs on conversion by the Depositary (as defined below) of cash dividends paid in Euro on the PetroFina Shares underlying the PetroFina ADSs. For information regarding the effects of currency fluctuations on PetroFina's results, see "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations."

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

                                       PART I

    ITEM 1. DESCRIPTION OF BUSINESS

     PetroFina is an international integrated oil and gas company active in all sectors of the petroleum industry: exploration and production, refining, marketing of refined petroleum products, petrochemicals and paints. Headquartered in Brussels (Belgium), the Group has a global presence and employs approximately 14,500 people. Founded in 1920, the Company is the twelfth largest publicly traded integrated oil and gas company in the world (based on market capitalization).

     PetroFina's operations are organized into four principal business segments:
(1) Upstream (exploration, development and production of crude oil and natural gas and marketing of natural gas), (2) Downstream (refining, supply and trading and marketing), (3) Chemicals and (4) Paints.

     Upstream. PetroFina currently pursues exploration, development and production of crude oil and natural gas in 10 countries. In 1998, the Group's average daily production was 225,500 barrels of oil equivalent per day. PetroFina estimates that the Group's consolidated proved reserves at December 31, 1998 were 871 million barrels of oil equivalent. Crude oil represented 74% and natural gas represented 26% of these reserves. PetroFina's reserves are located principally in the North Sea (Norway and United Kingdom) and the United States. The Group also markets its U.S. natural gas production through a division of the Upstream segment. PetroFina's Upstream strategy is to concentrate its activities in selected geographic areas where it believes it has technical expertise and good partnerships with governmental bodies and other commercial producers.

     Downstream. PetroFina is engaged in refining crude oil into motor fuels (gasoline, diesel, jet fuels), kerosene, heating oil, other fuels, base chemicals and feedstocks for chemical production through six refineries in Europe, the United States and Angola. As of January 1, 1999, the Group's share of the refineries' aggregate installed refining capacity was approximately 758,000 barrels per day. PetroFina's marketing operations include a network of approximately 6,000 service stations in Europe and the United States, marketing petroleum products under the brand name "FINA." PetroFina's supply and trading divisions are also engaged in wholesale trading of crude oil and petroleum products.

     Chemicals. PetroFina produces monomers (ethylene, propylene and styrene), polyolefins (polypropylene and high-density polyethylene), styrene polymers and copolymers (polystyrene and thermoplastic elastomers) for industrial use, as well as oleochemicals. In 1998, PetroFina produced 2,040 thousand tonnes of monomers and 2,213 thousand tonnes of polymers. As of December 31, 1998, PetroFina was among the top four producers of polypropylene in the world, the top four producers in the European high-density polyethylene market and the top three producers in the United States polystyrene market (in each case, based on combined production capacity and sales volume). The Group has chemical plants at Antwerp, Feluy, Ghent and Oelegem in Belgium and at La Porte (Texas), Carville (Louisiana) and Bayport (Texas) in the United States.

     Paints. PetroFina owns the Sigma Coatings Group ("Sigma"), which is the fifth largest producer of decorative paints in Europe based on sales. Sigma also produces industrial, anti-corrosion and marine paints.

                                    UPSTREAM

OVERVIEW OF UPSTREAM ACTIVITIES

     The Upstream segment includes all activities associated with the exploration, development and production of PetroFina's oil and gas interests, which are presently located in ten countries, as well as the Group's natural gas marketing operations. The Group focuses its Upstream activities on the following core geographic areas: the North Sea, Italy, the United States and Africa. As a result, PetroFina has discontinued its exploration activities in a number of non-strategic areas. In addition to its operations in the core areas, PetroFina has continued to evaluate several other regions with high potential in the Middle East and the Caspian Sea area in order to assure the future replacement of its reserves.

     As of December 31, 1998, PetroFina had approximately 29,300 square kilometers (7,240,000 acres) of net exploration acreage. Consistent with industry practice, PetroFina often holds a percentage interest in its acreage, with the balance held by other joint venture partners (which generally include other oil companies, state oil companies or government entities). Contractual arrangements between co-venturers generally are governed by an operating agreement, which provides for costs, entitlements to production and liabilities to be shared according to percentage interests, and for one co-venturer to be appointed operator to conduct operations under the overall supervision and control of an operating committee consisting of a representative of each co-venturer. While operating agreements generally provide for liabilities to be borne by the co-venturers according to their respective percentage interests, licenses from the relevant government authority generally provide that the co-venturers are jointly and severally liable for their obligations to that government authority under the applicable license. These obligations generally include the removal or decommissioning of installations upon the cessation of operations. PetroFina has interests in producing acreage in eight countries and currently acts as an operator in eight countries. See "Upstream Activities by Geographic Region" below for descriptions of the Group's principal producing fields.

     The table below shows the Group's current Upstream activities by country.

                                                              EXPLORATION   PRODUCTION   OPERATOR
                                                              -----------   ----------   --------
EUROPE:
     Italy..................................................       x            x           x
     Norway.................................................       x            x           x
     United Kingdom.........................................       x            x           x
NORTH AND SOUTH AMERICA:
     United States..........................................       x            x           x
     Canada.................................................       x            x
AFRICA:
     Angola.................................................       x            x           x
     Libya..................................................       x            x           x
     Democratic Republic of Congo (formerly Zaire)..........                    x           x
ASIA:
     Vietnam................................................       x                        x
     Azerbaijan.............................................       x

     The table below sets forth selected financial data for PetroFina's Upstream segment for each of the years indicated.

                                                                    FOR THE YEAR ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                               1998      1997         1996
                                                              -------   -------      -------
                                                                  (IN MILLIONS OF EURO)
Total operating revenue.....................................    2,192     2,188        1,617
Inter-segment sales.........................................     (587)     (900)        (772)
Operating revenues to non-affiliates........................    1,605     1,288          845
Operating income............................................      294       627          599

EXPLORATION

     PetroFina's exploration strategy is to exploit its knowledge and position in key areas where it has an established operating base (the North Sea, Italy, the United States and Africa), to continue its exploration activities in areas where exploration has previously been restricted and which have significant potential (the Caspian Sea and the Middle East) and to extend its activities in areas which have the potential for large discoveries (deep offshore Gulf of Mexico and Libya). PetroFina continuously seeks to consolidate and optimize its portfolio of net exploration acreage.

     PetroFina's total capital expenditures for exploration activities amounted to EUR 97 million, EUR 113.4 million and EUR 85.64 million, for the years ended 1998, 1997 and 1996, respectively. In 1998, PetroFina participated in 26 exploratory wells, for 13 of which it was operator, and added 4,944 square kilometers (1,222,000 acres) to its portfolio of net exploration acreage. Approximately 50% of the completed wells either discovered new potential reserves of crude oil or natural gas or upgraded existing discoveries.

PetroFina also removed 2,988 square kilometers (738,000 acres) of acreage in 1998 from its portfolio of net exploration acreage where appraisals indicated a low probability of commercial reserves.

DEVELOPMENT

     The development stage occurs after completion of exploration and appraisal and prior to hydrocarbon production and involves the development of production facilities including platforms and pipelines. For offshore reserves the development stage can involve substantial expenditures and time, especially in areas without existing production infrastructure. PetroFina invested EUR 436.6 million, EUR 456.7 million and EUR 356.7 million, for the years ended 1998, 1997 and 1996, respectively, for development and production facilities.

     PetroFina's current activities include new development projects in the North Sea, North America, Italy and offshore West Africa, as well as redevelopment of producing facilities in the North Sea and onshore Africa.

     The five most significant new development projects currently underway are:
(1) the water injection project on the Eldfisk field in the Greater Ekofisk Area in the Norwegian sector of the North Sea, (2) the Badami oil field development offshore Alaska (production start-up from first wells occurred in August 1998),
(3) the Genesis oil and gas field in the Gulf of Mexico (production start-up occurred end of January 1999), (4) the onshore Tempa Rossa oil field development in the Appennine Mountains of southern Italy (production start-up expected in 2002) and (5) the offshore development project of the Girassol field in the deep waters offshore Angola (production start-up expected in 2001).

     PetroFina's largest and most productive Upstream asset, the Ekofisk complex in the Norwegian sector of the North Sea, has been completely redeveloped at a cost of US $2.63 billion. PetroFina's share of the cost was approximately US $750 million. Production through the new installations started in August 1998, and it is expected that PetroFina's share of the production from the Ekofisk complex will reach an approximate rate of 90,000 barrels of oil and 150 million cubic feet of natural gas per day. For additional information regarding this redevelopment project, see " Upstream Activities by Geographic Region -- Europe" below.

PRODUCTION

     The Group's net production in 1998 was 51 million barrels of oil and 187 billion cubic feet of gas, which corresponds to an average daily production of 225,500 barrels of oil equivalent per day. This production is about 7% lower than in 1997 and 3% lower than in 1996 and 1995. Europe is the most significant production area, contributing 88% of total oil production and 61% of total gas production, or 76% of combined production. The United States contributes 19% of the Group's aggregate combined production, and the balance comes from Africa.

     The following table shows PetroFina's net production for each of the years indicated by hydrocarbon type and country:

                                                1998                 1997                 1996
                                         ------------------   ------------------   ------------------
                                           OIL        GAS       OIL        GAS       OIL        GAS
                                           ---        ---       ---        ---       ---        ---
                                         (mbbl/d)   (Mcf/d)   (mbbl/d)   (Mcf/d)   (mbbl/d)   (Mcf/d)

EUROPE
     Italy.............................     --          8        --          8        --          7
     Norway............................     86        174        93        252        89        299
     United Kingdom....................     33        130        36        102        31        106
NORTH AMERICA
     Canada............................     --          6        --          5        --          4
     United States.....................     11        195        11        205        11        161
AFRICA
     Libya.............................      1
     Democratic Republic of Congo
       (formerly Zaire)................      3         --         3         --         4         --
                                           ---        ---       ---        ---       ---        ---
Consolidated Total.....................    134        513       143        572       135        577
EQUITY COMPANIES
     Angola............................      6         --         5         --         3         --
                                           ---        ---       ---        ---       ---        ---
          Total........................    140        513       148        572       138        577

     Approximately 90% of the Group's crude oil production is sold to the Downstream segment, which refines the production. The refined products are either used by the Chemicals segment, sold through the Group's wholesale and retail petroleum marketing activities or sold through the Group's supply and trading activities. The rest of the Group's oil and gas production is sold to third parties. See "Downstream."

RESERVES

     At December 31, 1998, the Group's consolidated combined net proved crude oil and natural gas reserves were approximately 871 million barrels of oil equivalent, approximately three-quarters of which were oil. 77% of the proved reserves are located in Europe, 16% in the United States and 7% in Africa.

     The table below sets forth PetroFina's estimated worldwide consolidated net proved reserves as of the dates indicated (including both developed and undeveloped reserves).

                                                  NET PROVED RESERVES AT DECEMBER 31,
                                -----------------------------------------------------------------------
                                        PERCENTAGE            PERCENTAGE            PERCENTAGE
                                        CHANGE FROM           CHANGE FROM           CHANGE FROM
                                1998       1997       1997       1996       1996       1995       1995
                                -----   -----------   -----   -----------   -----   -----------   -----
Crude Oil (Mbbl)..............    648       11.1        583       3.7         562       2.2         550
Natural Gas (Bcf).............  1,336      (15.9)     1,588      (8.8)      1,742      (1.3)      1,765
Combined(1) (Mboe)............    871        2.7        848      (0.6)        853       1.1         844

---------------
(1) See "Conversion Table" for the ratio used to convert cubic feet of natural gas to boe.

     PetroFina's internal petroleum reservoir engineers estimate proved reserves using geological and engineering data to determine whether the crude oil or natural gas in known reservoirs is reasonably certain to be recoverable under existing economic and operating conditions. This process involves making subjective judgments. Consequently, measures of reserves are not precise and are subject to revision. PetroFina's oil and gas reserves are reviewed annually to take into account, among other things, production levels, field reviews, the addition of new reserves from discoveries and acquisitions, disposals of reserves and economic factors. PetroFina's worldwide net proved reserves shown above exclude the net proved reserves of its non-consolidated company in Angola, in which PetroFina's proportionate share represented 21.8 million barrels of oil as of December 31, 1998, 24.4 million barrels of oil as of December 31, 1997 and
25.7 million barrels of oil as of December 31, 1996. For further information concerning PetroFina's net proved reserves at December 31,

1998, 1997 and 1996. See "Item 18. Financial Statements -- Supplemental Oil and Gas Information (Unaudited)."

     PetroFina's net proved reserves of crude oil and natural gas (calculated on an oil equivalent basis) have remained stable over the three years ended December 31, 1998. Over the three-year period from 1996 to 1998, reserve additions were approximately 285 million barrels of oil equivalent, replacing 114% of production, before deducting sales of reserves in place during this period. The Group has replaced disposed reserves with new discoveries, improved enhanced recovery techniques and reserves revisions. The Group's ability to continue to replace its crude oil and natural gas reserves depends on the successful outcome of its exploration activities, primarily in Europe and the United States.

NATURAL GAS MARKETING

     The Natural Gas Marketing division markets the Group's United States natural gas production, as well as third-party produced gas.

UPSTREAM ACTIVITIES BY GEOGRAPHIC REGION

  Europe

     In NORWAY, the Group holds an interest in 10 offshore licenses and acts as operator in block 24/9.

     As of January 1, 1999 the Group has a 28.5% interest in the Ekofisk, Eldfisk and Embla fields and a 21% interest in the Tor field. PetroFina's proved reserves in Norway as of December 31, 1998 were 525 million barrels of oil equivalent. Total production in 1998 from these fields net to PetroFina was 31.4 million barrels of crude oil and 63.4 billion cubic feet of natural gas.

     The redevelopment of the Ekofisk complex, known as Ekofisk II, included two major new platforms, a drilling and production platform and a platform for processing and transportation of oil and gas. While enhancing long-term safety, this investment allows extended incremental recovery and a significant reduction in operating costs. At the same time, the Ekofisk partners decided to close certain smaller, substantially depleted fields like West Ekofisk, Cod, Edda, Albuskjell and Tommeliten rather than connecting them to Ekofisk II. In connection with this redevelopment, the government of Norway extended PetroFina's operating license from 2011 to 2028. No further royalties are due to the government of Norway since Ekofisk II became operational in October 1998. However, in exchange for its contribution of 5% of the redevelopment costs, the government of Norway earns 5% of the production starting from January 1, 1999, and PetroFina's interest decreased at that point from 30% to 28.5%.

     Enhanced recovery techniques, such as water injection and gas injection, are very important for the Ekofisk field and injection facilities are being installed for the Eldfisk field and evaluated for the Tor field. In the Ekofisk field, for instance, the enhanced recovery program is expected to result in an additional recovery over the life of the field for the Ekofisk partners of more than 1 billion barrels of oil equivalent.

     Oil produced at Ekofisk and its satellite fields is transported by pipeline to Teesside in the United Kingdom where it is processed. The natural gas is transported by pipeline to Emden in northern Germany where it is sold to a consortium of European buyers. The Group holds interests in the oil pipeline (28.4%), the gas pipeline and the gas processing plant in Emden (Germany) (12.9%), and the liquid processing facilities in Teesside (United Kingdom) (23.75%).

     In the UNITED KINGDOM ("U.K."), the Group has interests in 74 offshore blocks, and is the operator in 21 of them. Twelve of these blocks are located in the area west of the Shetland Islands and 12 others are in the Atlantic Margin Tranches 21 and 30 (PetroFina operates six of them).

     In the U.K., the Group has an active exploration program including drilling, appraisal, and continual portfolio consolidation. On average, the Group has participated in five exploratory wells per year since 1992. Geographically, the Group's activities are focused in areas with existing infrastructure for production and transport. Discoveries in the U.K. have contributed approximately 154 million barrels of oil equivalent to PetroFina's portfolio of proved reserves since 1992, and PetroFina's proved reserves in the U.K. as of December 31, 1998 were 97 million barrels of oil equivalent.

     The Group's total net oil production in the U.K. for 1998 was 12.1 million barrels. As of December 31, 1998, net oil production was approximately 33,000 barrels per day, primarily from the three T-block fields (i.e., Toni, Tiffany and Thelma) and the Alba field. PetroFina has a 30% interest in T-block, which produced at a combined field production rate of 50,000 barrels per day in late 1998. At the same time, the Alba field, in which PetroFina holds a 12.65% interest, produced at a field rate of 80,000 barrels per day.

     The Group's gas production in the U.K. totaled 47.4 billion cubic feet in 1998. 33% of this quantity came from the Audrey and Ann fields in which the Group has a 42.78% interest, while 18% came from the recently developed Armada field. Another 12% came from the Hewett field (18.57% interest), a field that has been producing since the late 1960s, and from its extension, Delilah, put on production during 1998. The balance came from several smaller gas fields such as Alison, Amethyst, Dawn and Everest and from the associated gas produced in the three T-block fields.

     In ITALY, the Group holds interests in 33 onshore and six offshore licenses and is operator of 11 of them. PetroFina's proved reserves in Italy as of December 31, 1998 were 48.5 million barrels of oil equivalent.

     In 1998, it was determined that the Tempa Rossa field, which stretches over three licenses in the southern Appennine Mountains, should be unified. After the unification, which will be finalized during 1999, the Group will own an interest of 25% in the field. In each of the wells drilled, a vertical oil column of over 1,000 meters was encountered. During the course of the next decade, the Group plans a phased development of the field. Initial production under the first phase, which will include eight production wells, is planned for 2002. The oil, which is heavy and has a significant sulphur content, will require special treatment and, therefore, will present both a technical and a marketing challenge.

  North and South America

     In the UNITED STATES ("U.S."), the Group's holdings include interests in 85 blocks in the Gulf of Mexico (more than 60 of which are deep water blocks), and the Group is the operator in 11 of them. The Group also has interests in four blocks offshore California and 82 blocks offshore Alaska in the Beaufort Sea (PetroFina is operator in 18 blocks). The Group holds additional onshore interests in 18 states. Over one-third of the Group's acreage in the U.S. is located in Texas.

     At the end of 1998, total exploration acreage in the United States amounted to 6,575 square kilometers (1,625,000 acres). The Group's exploration activities in the U.S. are conducted primarily offshore in the Gulf of Mexico and in the Beaufort Sea, and onshore in the Gulf States region.

     The Group's U.S. exploration activities increased steadily from 1995 after an extensive portfolio consolidation program caused drilling activity to slow in 1994. In 1998, 1997 and 1996 exploration expenditures in the U.S. amounted to EUR 30.2 million, EUR 50.8 million, and EUR 41.9 million, respectively. The Group participated in 49, 50, and 29 exploratory wells, respectively, during these three years. Since 1992, discoveries in the United States have contributed 130 million barrels of oil equivalent to PetroFina's portfolio of proved reserves, and PetroFina's proved reserves in the U.S. as of December 31, 1998 were 138 million barrels of oil equivalent.

     In 1998, PetroFina's total net production in the United States was 4 million barrels of oil and 71 billion cubic feet of gas.

     Onshore the Group has concentrated its exploration efforts in Texas, Louisiana, Mississippi and Arkansas where several discoveries have been made, such as in the King Bee, Fandango and McAllen-Pharr areas. During the 1990s the Group also implemented several tertiary recovery projects in the Permian basin, including at West Brahaney, North Robertson and East Penwell.

     Offshore Louisiana, in the Gulf of Mexico, the Group is concentrating on deep water prospects. It holds a 30.5% interest in the Mississippi Canyon block 441 field which has produced gas and condensates since 1992. The Group owns a 4.95% working interest in the Genesis field (Green Canyon blocks), the development of which was finished late 1998 with production start-up of oil and gas occurring at the end of January 1999.

     Offshore Alaska, in the Beaufort Sea, the Badami oil field, which was discovered in 1990 and in which the Group has a working interest of 30%, is currently being developed. Production from the first wells started in late August 1998. The oil produced at Badami is transported over 25 miles to the existing Endicott field and from there it enters into the Trans Alaska pipeline to Valdez in southern Alaska.

     In CANADA, PetroFina produces approximately 6 million cubic feet of natural gas per day through its participation in two discoveries. The Group also participates in exploration activities in western Canada.

  Africa

     In ANGOLA, PetroFina is the operator in fields located in the onshore Congo basin. Its share of oil production from these fields in 1998 totaled 2 million barrels. Production in Angola has been increasing steadily as a result of the rehabilitation plan of the Soyo area following damage to wells and installations in 1993 and 1994 during the civil war. The total daily production operated by PetroFina had increased to 20,000 barrels by the beginning of 1998. The oil from the Congo basin is exported through an offshore, third-party-operated terminal. PetroFina's interest in Upstream activities in Angola is reflected in the Consolidated Financial Statements according to the equity method of accounting. See "Item 18. Financial Statements."

     Offshore Angola, the Group has a 5% interest in a joint venture formed for the exploration and appraisal of Block 17. Since the discovery of the Girassol field in 1996, three other important oil fields were discovered: Dalia, Rosa and Lirio. Initial production tests indicated flow rates between 11,000 and 16,000 barrels per day for each of those wells as well as for the appraisal wells already drilled on the Girassol and Dalia fields. While the joint venture is continuing its exploration efforts by drilling other structures in the block, the development of the Girassol field began in 1998 and first production is expected in 2001. Pre-engineering studies are being carried out on the Dalia field.

     In 1998, PetroFina was awarded the operatorship in Angola offshore deep water block 19 with a 30% interest. The Group has also been awarded the operatorship of the onshore concession Cabinda South in which it holds a 45% interest.

     In the DEMOCRATIC REPUBLIC OF CONGO (formerly Zaire), the Group is the operator with a 54.5% interest in three coastal onshore licenses. Its share of the oil produced from six different fields was about 1 million barrels in 1998. A five-year redevelopment plan involving these fields started at the end of 1997.

     The Group is an operator with a 60% interest in three licenses of the Sirte oil basin in LIBYA, where it has drilled ten wells. These wells have resulted in two small discoveries, which are being evaluated through an extended production test that started in December 1997 and which will run for two years. The initial gross production was 5,000 barrels per day.

  East Asia

     In VIETNAM, the Group is the operator, with a 70% interest, of offshore blocks 46, 50 and 51. Since 1996, seven wells drilled in these blocks have made hydrocarbon discoveries. During 1997, a three-dimensional seismic survey was conducted in order to determine the potential of these discoveries and development feasibility studies were started. One of the discovery wells confirmed that the Bunga Kekwa field, in which production started in 1997, stretches into block 46. Bunga Kekwa is located in the zone that is jointly managed by Vietnam and Malaysia. PetroFina is currently evaluating the unitization of the field.

  Central Asia

     PetroFina has a 5% interest in a block offshore AZERBAIJAN covering the Lenkoran and Talysh structures in the Caspian Sea. First drilling is expected in the year 2000.

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

     The table below sets forth selected financial data for PetroFina's Downstream segment for each of the years indicated.

                                                               FOR THE YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                               1998         1997         1996
                                                              -------      -------      -------
                                                                    (IN MILLIONS OF EURO)
Total operating revenue.....................................   13,087       14,178       12,304
Inter-segment sales.........................................     (346)        (420)        (341)
Operating revenues to non-affiliates........................   12,741       13,758       11,963
Operating income............................................      162          298          129

REFINING

     As of January 1, 1999, PetroFina had six refineries, in which the Group's aggregate share of the total installed crude processing capacity was 37 million tonnes per year (758,000 bpsd): (1) Fina Raffinaderij Antwerpen ("FRA") in Antwerp (Belgium), (2) Lindsey Oil Refinery ("LOR") (PetroFina interest 50%) in Killingholme (U.K.), (3) the Port Arthur Refinery in Texas (U.S.), (4) the Big Spring Refinery in Texas (U.S.), (5) Raffineria di Roma ("RdR") (PetroFina interest 57.5%) in Rome (Italy) and (6) the Luanda Refinery in Angola. In addition, the Group has access to refining capacity in France through various processing contracts.

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

     To counteract the industry conditions described above and to achieve its strategy, the Group has sought to optimize the size and efficiency of its refining and lubricating oil blending plants and its retail stations, while maintaining regional balance between refined product supply and retail station demand. In addition, the Group intends to continue to upgrade the capacity of its individual refining units in Europe and the United States. Over the three-year period ended December 31, 1998, the Group invested EUR 270.2 million in its refineries.

     The table below sets forth PetroFina's share of the daily crude oil refining capacities of the Group's refineries.

                                                                GROUP'S SHARE OF DAILY
                                                                      CRUDE OIL
                                                                 REFINERY CAPACITY AT
                                                              JANUARY 1, 1999 IN BPSD(1)
                                                              --------------------------
FRA.........................................................             320
LOR(2)......................................................             105
Port Arthur.................................................             183
Big Spring..................................................              60
RdR(3)......................................................              49
                                                                         ---
CONSOLIDATED TOTAL..........................................             717
EQUITY COMPANIES
     Luanda(4)..............................................              41
                                                                         ---
TOTAL.......................................................             758

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

                                                              1998      1997      1996
                                                              ----      ----      ----
Actual throughput (Mt/y)....................................  34.34     32.9      31.8
Utilization.................................................  95.4%     97.3%     98.1%
Total installed capacity (Mt/y).............................    36      35.8      32.4

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

     Antwerp. FRA is the Group's largest refinery, accounting for over 42% of the Group's total crude distillation capacity, and is the fourth largest refinery in Western Europe (based on throughput capacity).

     FRA has an installed atmospheric distillation capacity of 16 million tonnes of crude oil per year with associated vacuum distillation capacity for the treatment of residue feedstocks and the capacity to process condensate in other downsteam units. It has two catalytic crackers with a total capacity of 4.5 million tonnes per year whose capacity has increased by approximately 10% over the last ten years and whose conversion of heavy fractions into light products has increased by approximately 5% over the past ten years. It also has a visbreaker (a cracking process plant which, at moderate temperatures, reduces the viscosity of heavy petroleum fractions) with a capacity of 2.5 million tonnes per year; product desulphuration units and sulphur recovery plants; an MTBE (Methyl-Tertiary-Butyl-Ether) unit with capacity of 180,000 tonnes per year; a jet fuel treatment unit with capacity of 680,000 tonnes per year; and a propylene fractionation unit able to produce 200,000 tonnes of chemical grade propylene per year. An alkylation unit, which has a capacity of 270,000 tonnes per year, as well as a catalytic reforming unit with a continuous catalytic regeneration section, which has a capacity of 2.3 million tonnes per year, permits the manufacture of several grades of unleaded gasoline in the European Union ("EU") in response to increasingly stringent environmental specifications.

     Since 1994, FRA has been equipped with a deep conversion facility with a capacity of 4 million tonnes per year. This facility enables FRA to produce, after desulphuration, a high quality product slate from "poorer" quality crudes, making it one of the most modern and efficient refineries in Europe.

     The Group has begun construction of a unit to increase its production of aromatics (including xylene) to 800,000 tonnes per year by the year 2000, with a corresponding decrease in gasoline production. PetroFina plans to invest approximately EUR 99 million in this unit. PetroFina has signed a long-term supply agreement with Amoco under which Amoco will purchase xylene produced at FRA.

     The Group signed a contract with Electrabel, the Belgian electricity company, in January 1998, to build a 126 megawatt cogeneration unit at FRA, which will be fully operational by the end of 1999.

     Lindsey Oil Refinery. The Group owns a 50% interest in LOR at Killingholme in the northeast of England, which has an installed atmospheric distillation capacity of 10 million tonnes per year with associated vacuum distillation units which can also treat imported residue feedstocks. LOR has a catalytic cracker (which was upgraded recently to increase gasoline production and conversion and to meet anticipated environmental regulations) with a capacity of 2.5 million tonnes per year; two semi-regenerative catalytic reforming units with a total capacity of 1.4 million tonnes per year; a visbreaker with a capacity of 1.6 million tonnes per year, and desulphuration units and sulphur recovery plants. It also has a kerosene treatment unit with a capacity of 780,000 tonnes of jet fuel per year; a kerosene dearomatization unit with a capacity of 140,000 tonnes per year; and a bitumen production unit with a capacity of 600,000 tonnes per year. The refinery also has a catalytic polymerization unit, with a feedstock capacity of 120,000 tonnes per year, that transforms light olefins from the cracker into gasoline, as well as two propylene fractionating units, with a capacity of 160,000 tonnes per year and an alkylation unit (equipped with a hydroisomerization feedstock preparation section) with a capacity of 250,000 tonnes per year. The refinery has an MTBE unit with a capacity of 100,000 tonnes per year and a TAME (Tertiary-Amyl-Methyl-Ether) unit with a capacity of 50,000 tonnes per year.

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

  United States

     Port Arthur. The Port Arthur refinery, on the Texas Gulf coast, has an installed atmospheric distillation capacity of 8.8 million tonnes per year with associated vacuum distillation capacity. Since 1991, it has had a catalytic cracking unit with a capacity of 3.3 million tonnes per year. In the 1980s an upgrading program reduced the output of lower value heavy residues to 8% and allowed the production of unleaded gasoline following the installation of a reforming unit with a continuous regeneration system. In addition, this program included a vacuum bottom deasphalting unit with a capacity of 1.0 million tonnes per year and a desulphuration unit for heavy cracker feedstock with a capacity of 1.4 million tonnes per year. The Port Arthur refinery also has a 36-megawatt cogeneration unit which supplies most of the refinery's electricity and steam requirements. This cogeneration unit, which was installed in 1988, substantially reduced the plant's operating costs. The refinery also has distillate desulphuration units with associated sulphur recovery plants and an alkylation unit with a capacity of 210,000 tonnes per year. The complex includes a unit for the extraction of aromatics from gasoline, which supplies half of the benzene feedstock requirements of the Group's petrochemical plants in the United States, and an isomerization unit with a capacity of 373,000 tonnes per year.

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

     This refinery also has a semi-regenerative catalytic reformer unit with a capacity of 850,000 tonnes per year and an aromatic extraction unit for benzene recovery, with a capacity of 30,000 tonnes of benzene per year. In 1996, the fluid catalytic cracking unit was upgraded which increased the conversion capacity by 7%. The refinery is linked by a third-party pipeline network to the major regional markets that are served by the refinery: El Paso (Texas), Albuquerque (New Mexico) and Tucson (Arizona).

  Africa

     Luanda. The Group owns the only refinery in Angola, which is in Luanda. It has an installed atmospheric distillation capacity of 2 million tonnes per year, a semi-regenerative catalytic reformer with a capacity of 85,000 tonnes per year and a vacuum unit with a capacity of 140,000 tonnes per year. The Group's activities at the Luanda refinery are conducted by a non-consolidated subsidiary of the Company. The prices of refined products are fixed by the government so that the Group obtains a specified return on its capital invested in the refinery.

SUPPLY AND TRADING

     The Group's supply and trading activities are focused principally on the supply of its refineries, as well as its marketing entities. Its supply departments are active in both physical and, to a limited extent, futures markets.

     Spot and term crude oil and feedstocks supply contracts cover the quantity and quality requirements of PetroFina's refineries in excess of feedstock supplied by the Group's Upstream activity. Exchange agreements allow the Group to ensure the security and the optimization of the supply of petroleum products to its various marketing organizations. Like most other oil companies, the Group uses hedging tools to moderate its exposure to short-term fluctuations in crude and products prices. See "Item 9A. Quantitative and Qualitative Disclosures About Market Risk."

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

                                                                    FOR THE YEAR ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1998       1997       1996
                                                              --------   --------   --------
                                                                 (IN THOUSANDS OF TONNES)
PETROFINA CRUDE PROCESSED IN PETROFINA REFINING SYSTEM:
  Europe(1).................................................    4,701      5,399      4,625
  United States.............................................        0          0      1,118
                                                               ------     ------     ------
       Total................................................    4,701      5,399      5,743
PETROFINA CRUDE SOLD TO THIRD PARTIES:
  Europe(1).................................................    1,461        869      1,095
  United States.............................................      469        507        506
                                                               ------     ------     ------
       Total................................................    1,930      1,376      1,601
THIRD-PARTY CRUDE PURCHASED AND PROCESSED IN PETROFINA
  REFINING SYSTEM:
  Europe(1).................................................   18,661     16,717     17,175
  United States.............................................   10,893      9,569      8,943
                                                               ------     ------     ------
       Total................................................   29,554     26,286     26,118
THIRD-PARTY CRUDE PURCHASED AND RESOLD TO THIRD PARTIES:
  Europe(1).................................................      788        703        419
  United States.............................................    8,659      5,730      1,370
                                                               ------     ------     ------
       Total................................................    9,447      6,433      1,789

---------------
(1) Europe includes Europe and the rest of the world, other than the United States.

     For additional information, see "Item 9A. Quantitative and Qualitative Disclosures About Market Risk."

MARKETING

     PetroFina markets refined petroleum products (such as gasoline, diesel, heating oil, and industrial, aviation and marine fuels, as well as bitumen) and lubricants throughout the world under the brand name FINA. Its primary sales activity is, however, concentrated in Europe and the United States. PetroFina also conducts some marketing activities, with a special emphasis on lubricants, in a number of countries in Africa and Asia. In 1998, the Group's sales volume of refined products and lubricants amounted to 39.8 million tonnes, a 3% increase over 1997.

     The table below sets forth by geographic area for the years indicated the Group's sales of refined petroleum products and lubricants for the periods indicated.

                                                            FOR THE YEAR ENDED
                                                               DECEMBER 31,
                                                      ------------------------------
                                                        1998       1997       1996
                                                      --------   --------   --------
                                                         (IN THOUSANDS OF TONNES)
Europe..............................................   27,231     26,161     25,278
United States.......................................   12,615     12,540     12,016
                                                       ------     ------     ------
Total...............................................   39,846     38,701     37,294

     PetroFina's marketing activities are divided into two sectors: retail and commercial. The retail activities are those carried out mainly through its network of approximately 6,000 retail service stations in Europe and the United States. At December 31, 1998, 3,542 service stations were located in nine European countries and 2,375 in the United States. The commercial or wholesale activities are bulk sales to both distributors and direct consumers, which include the aviation and marine markets as well as the sale of heating and industrial oils.

     PetroFina's marketing strategy for its retail and commercial operations is to concentrate in geographic areas where it has logistical strengths, particularly areas near its refineries and storage terminals or near third-party depots where the Group obtains products through exchange agreements. In order to achieve its marketing objectives, the Group has embarked on a series of asset exchanges, acquisitions and disposals, especially in the U.K., France, the Netherlands, Norway and Germany. At the same time, the Group is improving the efficiency of its retail network by reducing its operating costs and upgrading the quality of its network. Operating costs are being reduced on a per unit sold basis through consolidation of the existing retail network to focus on fewer, but higher volume, service stations. The upgrading program includes, among other things, a new visual identification program and enhanced customer services, such as a new convenience store concept and expanded car wash facilities, at the service stations.

     The Group supplies jet fuel to approximately 100 airlines at various major European and U.S. airports. The majority of the sales are supplied directly from the Group's refineries, which enables PetroFina to provide, by its control over the supply chain, a secure and cost effective supply source. Annual sales of jet fuels increased by 4.4% in 1998 to 2.3 million tonnes. PetroFina also supplies marine fuels to seagoing and other vessels from supply points in ports located near its refineries.

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

     The Group's total lubricants and greases sales amounted to approximately 271,000 tonnes in 1998.

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

                                                               NUMBER OF STATIONS
                                                                AT DECEMBER 31,
                                                         ------------------------------
                                                           1998       1997       1996
                                                         --------   --------   --------
Belgium................................................     501        523        531
France.................................................     435        437        451
Germany................................................     371        398        432
Italy..................................................   1,354      1,394      1,385
Luxembourg.............................................      18         18         18
The Netherlands........................................     196        192        172
Norway(1)..............................................     185        180        201
Spain..................................................      80         68         64
United Kingdom.........................................     402        424        452
                                                          -----      -----      -----
     Total.............................................   3,542      3,634      3,706

---------------

(1) In March 1999, PetroFina sold its Norwegian Downstream business and used the proceeds to acquire a portfolio of service stations in the Netherlands. Beginning January 1, 1998.

     The table below sets forth the number of stations in Europe owned by the Group, FINA-branded distributor stations and the total number of stations over the three years indicated.

                                                           1998       1997       1996
                                                         --------   --------   --------
Group-owned stations...................................   1,762      1,826      1,855
FINA-branded distributor stations......................   1,780      1,808      1,851
                                                          -----      -----      -----
     Total stations....................................   3,542      3,634      3,706

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

     During the three years ended December 31, 1998, the Group reduced the number of service stations throughout its European network by 7.1%, while it increased its average sales volume per site by 29.9%.

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

     In its home country, Belgium, PetroFina has a retail market share of approximately 13%, while its Italian network is the largest contributor (29%) to the Group's European retail sales. The Group also has a significant retail market share in Britanny (France) and Eastern England. Currently, the largest capital budgets in terms of retail network are in Italy and Germany. In Italy a program of 10 to 12 new service stations per year is planned for the Rome, Lombardy and Tuscany regions, while at the same time existing sites with the most favorable prospects for a long term future are being modernized and re-imaged. In Germany, more than 20% of the European retail budget is being directed to new sites and the modernization of the network in three key regions: the Rhein-Main metropolitan area, central Germany, and southwestern Germany. Elsewhere in Europe, the Group is actively developing a retail network in northern Spain, while consolidating its position in the Benelux and the U.K.

     PetroFina is reinforcing its position in bulk wholesale and commercial markets throughout its nine European core countries, especially in areas around its refineries and its main depots. In Europe, the aggregate sales in these markets amounted to 15 million tonnes in 1998.

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

     The Group also wholesales bitumen, particularly from FRA, LOR and RdR, its Antwerp, Killingholme and Rome refineries, which produce 480,000 tonnes per year. In the U.K., the Group is active in the bitumen market through its subsidiary LanFina.

  United States

     In the United States, marketing activities have been divided into two geographical business units since 1994 with the aim of reducing costs, increasing productivity and improving customer service. The U.S. marketing focus is to enable the maximization of PetroFina's refinery utilization through both FINA branded and unbranded fuel sales.

     The table below sets forth the number of stations in the United States owned by the Group, the number of FINA-branded distributor stations and the total number of stations over the three years indicated.

                                                           1998       1997       1996
                                                         --------   --------   --------
Group-owned stations...................................       0         53         38
FINA-branded distributor stations......................   2,375      2,606      2,540
                                                          -----      -----      -----
  Total stations.......................................   2,375      2,659      2,578

     The Southeastern Business Unit manages supply and marketing activities in, and east of, the Dallas/Ft. Worth area in Texas and throughout the Gulf States region, including the Group's owned and operated convenience store outlets and the Port Arthur refinery. The Southwestern Business Unit manages marketing activities west of Ft. Worth, Texas (principally, west Texas and New Mexico) and includes crude gathering operations and the Big Spring refinery. As of January 1, 1996, the Group took a 34.4% interest in Southwest Convenience Stores, which owns and operates 168 convenience stores in west Texas and New Mexico under exclusive licensing arrangements using the 7-Eleven brand and which is supplied with all its fuel requirements by the Group.

                                   CHEMICALS

     PetroFina's Chemicals segment produces and markets petrochemicals (base chemicals, monomers, polymers) and oleochemicals. The Group conducts a wide range of chemical activities at five plants in Europe and five plants in the United States. These plants, which are close to large markets, have access to some of the world's largest harbors and best transportation networks (pipelines, rivers, channels, railways and highways). These logistical advantages enable PetroFina to deliver high-quality products at low cost. Over the last three years, PetroFina has invested an aggregate of EUR 593 million in its chemical monomer and polymer production facilities.

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

                                                            FOR THE YEAR ENDED
                                                               DECEMBER 31,
                                                      ------------------------------
                                                        1998       1997       1996
                                                      --------   --------   --------
                                                          (IN MILLIONS OF EURO)
Total operating revenue.............................    1,982      2,312      1,943
Inter-segment sales.................................     (101)      (127)       (84)
Operating revenues to non-affiliates................    1,881      2,185      1,859
Operating income....................................      184        259        281

     The table below shows the Group's year-end petrochemical production capacity at the dates indicated.

                                                    CAPACITY AT DECEMBER 31,
                                                    ------------------------
                                                    1998      1997      1996
                                                    ----      ----      ----
                                                    (IN THOUSANDS OF TONNES)
EUROPE
  Ethylene........................................   780       680       676
  Propylene.......................................   675       610       580
  Aromatics.......................................   200       200       200
  High density polyethylene.......................   500       450       450
  Elastomers......................................    80        80        80
  Polypropylene...................................   420       400       385
UNITED STATES
  Propylene.......................................   500       270       270
  Aromatics.......................................   615       580       580
  Styrene.........................................   480       480       476
  Polystyrene.....................................   500       465       450
  Polypropylene...................................  1,000      700       680
  High density polyethylene.......................   385       191       191

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

                                  [FLOWCHART]

        (1) The Group operates a polystyrene plant on behalf of the third party to whom PetroFina sold its interest in March 1996.

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

     FAO operates three steam crackers with a capacity of 1.2 million tonnes of ethylene per year, following a 100,000 tonnes per year debottlenecking program, which represents more than 5% of total installed capacity in Western Europe. FAO is connected by pipeline network to more than 40% of the Western European ethylene market. It also operates a 20,000 tonne capacity ethylene storage terminal. The Group is studying further expansions of ethylene production to be implemented over the coming years to meet its captive and long-term customers' needs.

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

     Fina Chemicals Antwerp operates several high- and medium-density polyethylene production lines in Antwerp and Feluy with a combined total capacity as of December 31, 1998, of 500,000 tonnes per year, a 50,000 tonne per year increase over 1997, representing about 11% of the total installed capacity in Europe. Ethylene monomer is received directly, via pipeline, from Fina Antwerp Olefins securing supply and feedstock efficiencies for the Group. Antwerp's unique location, with its excellent port facilities, access to pipelines and transportation networks and its location in a large and dense industrial area enable it to serve customers competitively with higher value-added products on a global basis. The Group's polyethylene sales are focused on a few applications where it can supply competitive products and services, such as pipes, blow molding, specialty films, and wires and cables for the construction, packaging and automotive industries. It has developed a metallocene catalyst technology which enables it to produce promising medium-density grades for film applications, and it has other grades under development.

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

     Feluy. In March 1995, Fina Chemicals Feluy became a wholly owned subsidiary of the Company as a result of the acquisition of the remaining 50% interest from its former joint venture partner. Fina Chemicals Feluy owns a polypropylene (homopolymer and propylene-ethylene copolymer) plant with two production lines at Feluy which has a capacity of 420,000 tonnes per year, which represents about 6% of total installed capacity in Europe. The Group has a project to build a third polypropylene production line at this plant. In addition, in 1991 it built a High Density Polyethylene ("HDPE") line with a capacity of 150,000 tonnes per year. The plant is supplied with ethylene and propylene by two pipelines directly linked to the Group's chemical facilities in Antwerp. PetroFina has fully utilized its capacity at this plant for several years. Polypropylene is a widely used raw material for the manufacture of many commonly used fibers, films, extrusion and injection applications and thermoformed products, such as garden furniture and containers. The Group's sales of polypropylene are focused on those applications in which it can supply high-quality products and services and reach higher market share. It is also developing partnerships with global customers that can be supplied from its U.S. plants.

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

     The Cos-mar monomer plant is the world's largest styrene plant of its type. The plant provides the Carville polystyrene plant with styrene for polystyrene production. In turn, benzene from the Port Arthur refinery is used as a feedstock to produce styrene. The Cos-mar plant recently was upgraded to increase its production capacity to 950,000 tonnes per year. In 1998, 1997 and 1996 it operated at full capacity. The Group is in the process of developing a new technology for monomer production at the Cos-mar plant, which has the potential to lower both its capital and operating costs.

     The Carville polystyrene plant is the world's largest single-site, high-impact and crystal polystyrene plant with a capacity of 465,000 tonnes per year. All the Group's U.S. polystyrene production is now concentrated in Carville with four production lines, which are based on proprietary technology. The most recent line began production in August 1996 and increased the Group's annual capacity by 115,000 tonnes.

     La Porte. The La Porte plant, located near Houston, Texas, is the world's largest single-site polypropylene production plant, on the basis of capacity. Major raw materials are supplied through six pipelines connected to various refineries, steam crackers and propylene splitters. The plant produces bulk homopolymers and random copolymers from nine lines utilizing the Group's proprietary technology. The plant's total polypropylene capacity is 1,000,000 tonnes per year. Capacity was increased by 7% in 1996 following several debottlenecking projects. A ninth line with block co-polymer capability came on-line in the fourth quarter of 1998, to increase, with other minor debottleneckings, total capacity to its present level. Its current capacity represents approximately 14% of total installed capacity in the United States. The plant operated at maximum capacity in 1998, 1997 and 1996.

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

     Bayport. The Bayport plant, in Texas, produces HDPE-grade polyethylene. The Group acquired the plant in 1992, and its capacity has increased from 160,000 to 385,000 tonnes per year during the past five years. A second line was built at the Bayport plant which became operational in the fall of 1998 and increased the plant's annual capacity by an additional 200,000 tonnes. This new line will use the same technology as that which is currently used at the Feluy and Antwerp plants, and will provide the Group with additional commercial synergies with its European polyethylene production.

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

                                                                 FOR THE YEAR ENDED
                                                                    DECEMBER 31,
                                                                --------------------
                                                                1998    1997    1996
                                                                ----    ----    ----
                                                                (IN MILLIONS OF EUR)
Total operating revenue.....................................    780     780     730
Inter-segment sales.........................................      0       0       0
Operating revenues to non-affiliates........................    780     780     730
Operating income............................................     45      40      30

     Sigma's decorative paints are sold principally under the SIGMA, HISTOR, NOVEMAIL, RAMBO and GAUTHIER brand names. Decorative paints, which account for approximately 49% of Sigma's revenues, are sold primarily in Europe. Sigma is one of the two largest producers of decorative paints in the Netherlands, the second largest in Belgium and the fifth largest in Western Europe (in each case based on sales). In addition, the Group has a 20% interest in the largest producer of decorative paints in Saudi Arabia and is responsible for the management of that company, which markets the SIGMA brand.

     Sigma markets its marine paints worldwide and its anti-corrosion paints primarily in Europe and also in the United States. Sales of marine and anti-corrosion paints account for almost 27% of Sigma's revenues. Sigma is the fifth largest producer of marine paints in the world based on sales.

     Industrial coatings, which include Joinery sales previously included in the Decorative business, account for approximately 18% of Sigma's revenues, and are marketed primarily in Europe, although Sigma has licensed some of its proprietary technology outside Europe. Sigma is the second largest European producer of industrial coil coatings.

                            RESEARCH AND DEVELOPMENT

     In 1998, the Group's research and development expenses were EUR 78 million compared to EUR 80 million in 1997 and EUR 76 million in 1996.

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

     Although oil prices are primarily subject to international supply and demand, political developments and the outcome of meetings at the Organization of Petroleum Exporting Countries can also affect world oil supply and oil prices. Crude oil and petroleum products have proven to be deflationary in nature over the long-term and consequently the industry is faced with continuous pressure to control costs to protect profitability. Crude oil prices are generally denominated in dollars while sales of the Group's refined products are denominated in a variety of currencies. PetroFina is, therefore, subject to the risks of fluctuations in exchange rates and crude oil prices. It attempts to limit its short-term risks in these areas by engaging in hedging and similar activities in the currency and oil commodity markets. The introduction of the Euro has eliminated exchange rate risks within the member states of the EU participating in the European Monetary Union. For additional information, see "Item 9A. Quantitative and Qualitative Disclosures About Market Risk."

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

     Environmental factors are an important consideration in planning, designing and operating all PetroFina facilities. A General Manager is responsible for the coordination and implementation of environmental policies for the Company and its subsidiaries. Each of the Company's subsidiaries conducts significant programs to ensure that operations are carried out in an environmentally acceptable manner. In 1998, 1997 and 1996 the Group spent over EUR 54 million, EUR 37 million, and EUR 34 million, respectively, on environmental programs that included improving or constructing hydrodesulphuration units and hydrogen plants at its refineries in order to comply with new EU fuel specifications, construction of vapor recovery units at major depots, loading facilities and service stations to meet EU requirements, as well as site restorations and remediation activities.

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

EMPLOYEE MATTERS

     During 1998, the Group had an average of 14,489 employees. In recent years, there have been no significant strikes or work stoppages. Information regarding the Group's pension and benefit plans is contained in Note 19 of the Consolidated Financial Statements included in "Item 18. Financial Statements."

ACQUISITION OF FINA, INC.

     On August 5, 1998, Fina, Inc., a Delaware corporation and U.S. subsidiary of the Company ("Fina, Inc."), held a special meeting of stockholders to vote on the Agreement and Plan of Merger dated as of February 17, 1998, as amended (the "Merger Agreement") and merger (the "Merger") pursuant to which Fina, Inc. would become an indirect wholly-owned subsidiary of the Company. At that meeting, Fina, Inc. stockholders approved the Merger and Merger Agreement and immediately thereafter the Merger was consummated.

     Pursuant to the Merger Agreement, each share of Fina, Inc. common stock, par value US $.50 per share (a "Fina Share"), outstanding immediately prior to the effective time of the Merger (other than Fina Shares owned by the Company or its subsidiaries and Fina Shares for which a stockholder exercised appraisal rights) was converted into the right to receive (A) US $60 plus (B) one warrant (a "PetroFina Warrant") to purchase nine-tenths (0.9) of one PetroFina ADS, each PetroFina ADS representing one-tenth (0.1) of one PetroFina Share. The PetroFina Warrants are exercisable until the close of business on August 5, 2003 and have an exercise price of US $42.25 per PetroFina ADS, subject to adjustment. Thus, a holder of 10 PetroFina Warrants may purchase nine PetroFina ADSs for an aggregate purchase price of US $380.25. The PetroFina Warrants are listed on The New York Stock Exchange, Inc.

     On September 23, 1998, the Delaware Court of Chancery entered an order approving the terms of the settlement of all lawsuits filed against the Company, Fina, Inc. and certain directors of Fina, Inc. arising out of the announcement of the Merger, and dismissing with prejudice all claims between plaintiff class members and the defendants.

PENDING TRANSACTION

     On December 1, 1998, five of PetroFina's largest shareholders, Electrafina SA, Compagnie Nationale a Portefeuille, S.A. (Fibelpar), Tractabel N.V., Electrabel N.V. and Fortis AG (the "Contributing Shareholders"), announced their intention to exchange all their PetroFina Shares, which represent approximately 41% of the outstanding PetroFina Shares, for shares of TOTAL S.A. ("TOTAL").

     TOTAL has announced that the proposed transaction will be accomplished in two steps. In the first step, following approval by the TOTAL shareholders and regulatory approval by European and American competition authorities, the Contributing Shareholders will contribute to TOTAL the 9,614,190 PetroFina Shares that they hold in exchange for new shares of TOTAL at an exchange ratio of nine TOTAL shares for two PetroFina Shares. The PetroFina Shares contributed by the Contributing Shareholders will be effective January 1, 1998, excluding the gross dividend of BEF 460 (11.4304 EUR) per PetroFina Share paid to all PetroFina shareholders on January 13, 1999. Then, following completion of this contribution, TOTAL will file with the Belgian Commission on Banking and Finance ("CBF") a notice and document to make a public offer (the "Public Exchange Offer") to acquire all remaining PetroFina Shares, using the same exchange ratio offered to the Contributing Shareholders.

     The PetroFina Board of Directors (the "Board") met on December 8, 1998 to analyze the proposed transaction. After careful consideration and review of the strategic and operational elements of the transaction, the Board approved the proposed transaction in principle, but final Board approval remains subject to review of the prospectus setting forth the terms of the Public Exchange Offer. The Board also announced that it had retained JP Morgan and Paribas as financial advisers to assist it in delivering a fairness opinion on the proposed transaction.

     TOTAL announced on January 14, 1999 that its shareholders had approved the proposed transaction and related matters, and that the proposed transaction remains subject to approval from European and U.S. regulatory authorities.

     TOTAL has also announced that the TOTAL FINA group resulting from the Public Exchange Offer will be listed on the stock exchanges of Paris, Brussels, London and New York. Following the Public Exchange Offer, TOTAL will appoint Albert Frere, Paul Desmarais, Sr. and Thierry de Rudder to the Board of Directors of the TOTAL FINA group. Mr. Frere will be named a Vice-Chairman of the Board of Directors and Francois Cornelis will become a Vice-Chairman of the group's Executive Committee.

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

ITEM 4. CONTROL OF REGISTRANT

     The completion of the exchange by the Contributing Shareholders is expected to result in a change of control of the Company. See "Item 1. Description of Business -- Pending Transaction."

     Based on the information provided in a Schedule 13G filed with the Commission on February 16, 1999 (the "Schedule 13G"), the Company has set forth below the number and percentages of PetroFina Shares owned by each person known by the Company to own beneficially more than 10% of the outstanding PetroFina Shares. Information in the notes to the table is also based on information in the Schedule 13G.

                                                                                     PERCENTAGE
                                                                 NUMBER OF       OF PETROFINA SHARES
SHAREHOLDER                                                   PETROFINA SHARES    AND VOTING POWER
-----------                                                   ----------------   -------------------
Groupe Bruxelles Lambert S.A. and affiliated
  companies(1)(2)(3)(4).....................................     5,505,029             22.06%
Societe Generale de Belgique S.A. and affiliated
  companies(1)(3)(5)........................................     2,530,307              10.8%
Compagnie Nationale a Portefeuille(1)(3)....................     1,518,218               6.5%

---------------
(1) GBL (and its affiliated companies), SGB (and its affiliated companies), S.A. Fortis A.G. N.V. ("Fortis") (and its affiliated companies), and Sofina S.A. ("Sofina") may be deemed to be members of a group with respect to the PetroFina Shares. Fortis and Sofina own 390,839 PetroFina Shares (1.9%) and 318,627 PetroFina Shares (1.4%), respectively. The number of PetroFina Shares set forth next to each of GBL and SGB does not include PetroFina Shares owned by each other, Fortis or Sofina.

(2) Includes 5,305,029 PetroFina Shares held by Electrafina, an affiliate of GBL, and 342,893 PetroFina Shares held directly or indirectly by Group AXA.

(3) CNP and GBL may be deemed to be members of a group with respect to the PetroFina Shares owned by each of them. The number of PetroFina Shares set forth next to each of GBL and CNP does not include PetroFina Shares owned by each other. CNP, on the one hand, and SGB, Sofina and Fortis, on the other hand, have expressly disclaimed that they are members of a group with respect to the PetroFina Shares beneficially owned by each other. CNP has advised the Company that its shares are held by INVESTOR.

(4) Albert Frere, Chairman of the Company's Board of Directors, may be deemed to control GBL and CNP.

(5) Includes 1,275,772 PetroFina Shares held by S.A. Tractebel N.V., 1,241,000 PetroFina Shares held by S.A. Electrabel N.V., 12,280 PetroFina Shares held by S.A. Contassur N.V. and 1,255 PetroFina Shares held by
    Beleggingsmaatschappij voor Noord-Belgie (NOBEMA) N.V.

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

     The Company is aware that the 1989 Agreement was entered into by GBL and SGB on behalf of themselves and their respective affiliates and, in the case of SGB, on behalf of Fortis and Sofina and, in the case of GBL, on behalf of Royale Belge S.A. and Generale des Eaux S.A. At present, Royale Belge and Vivendi (ex-Generale des Eaux) are no longer bound by this agreement. The Company is also aware that the 1989 Agreement contains provisions pursuant to which GBL and SGB have agreed to: (i) limit their ownership of PetroFina Shares to 25% and 12.5%, respectively, subject to certain exceptions; (ii) consult with each other on such matters as the determination of strategic plans of the Company and its affiliates, changes to the Articles, the issuance of PetroFina Shares, the incurrence of indebtedness, significant acquisitions and dispositions, any takeover attempted by a third party, dividend policy and the appointment of executive officers of the Company; (iii) have representation on the Board of Directors proportional to their ownership of PetroFina Shares, with GBL designating a director as Chairman of the Company and SGB designating a director as a Vice-Chairman; and (iv) grant each other a right of first refusal with respect to the PetroFina Shares if either party decides to sell its PetroFina Shares. The Company understands that the 1989 Agreement will terminate upon the effective date of the exchange by the Contributing Shareholders of their PetroFina Shares for TOTAL shares. See "Item 10. Directors and Officers of Registrant -- Board of Directors."

     The Company is aware that its officers and directors as a group own at least 15,150 PetroFina Shares. However, because the PetroFina Shares are held partially in bearer form, the Company cannot identify precisely the number of PetroFina Shares held by the officers and directors as a group. In addition, certain directors of the Company, including Mr. Frere and Mr. Desmarais, Sr., are affiliates of the shareholders identified in the table above and could be deemed beneficial owners of the PetroFina Shares identified in the table above. See "Item 10. Directors and Officers of Registrant -- Board of Directors."

ITEM 5. NATURE OF TRADING MARKET

MARKET FOR PETROFINA SHARES

     The principal trading market for the PetroFina Shares is the Belgian Stock Exchange ("BSE") in Belgium where the PetroFina Shares are listed continuously on the Forward Market. In 1998, the PetroFina Shares were one of the most actively traded equity security on the BSE. The PetroFina Shares are an important component of the Bel 20 Index, which is a broad-based index of 20 of Belgium's significant, publicly traded companies. As of March 1, 1999 PetroFina was the fourth largest index component, accounting for 8% of the Index. PetroFina Shares are also a component of the Dow Jones Euro Stoxx 50 Index, which is a capitalization weighted index of 50 leading European Monetary Union-zone publicly traded companies, and the FTSE Eurotop 100 which is composed of 100 heavily traded European stocks.

     The table below sets forth, for the periods indicated, the reported high and low closing prices in Euro for the PetroFina Shares on the BSE:

                                 PRICE PER
                              PETROFINA SHARE
                                  (EURO)
                              ---------------
                               HIGH     LOW
                               ----     ---
1996
  First Quarter.............  235.00   203.77
  Second Quarter............  247.65   212.20
  Third Quarter.............  254.09   228.81
  Fourth Quarter............  266.49   231.04
1997
  First Quarter.............  317.30   249.13
  Second Quarter............  347.05   286.94
  Third Quarter.............  386.71   325.98
  Fourth Quarter............  374.32   309.87
1998
  First Quarter.............  356.35   310.43
  Second Quarter............  386.09   338.38
  Third Quarter.............  396.63   285.08
  Fourth Quarter............  444.97   277.02

     As of January 1, 1999 PetroFina Shares began trading in Euro. The table above converted the historical trading prices from Belgian Francs to Euro based on the January 1 exchange rate of 1 BEF = 0.02479 Euro.

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

TRADING IN THE UNITED STATES

     Citibank serves as depositary with respect to the PetroFina ADSs which have traded on the NYSE since September 3, 1997 and in the OTC market in the United States since 1990. Each PetroFina ADS represents one-tenth (0.1) of one PetroFina Share. As of December 31, 1998 there were 3,071,820 PetroFina ADSs outstanding (representing 1.3% of the outstanding PetroFina Shares), held by 64 registered PetroFina ADS holders. All such PetroFina ADSs were held by U.S. residents. In addition, 7,193 registered PetroFina Shares (representing 0.03% of the outstanding PetroFina Shares) are held by U.S. residents.

PETROFINA ADSS

     The table below sets forth, for the period indicated, the reported high and low quotations in dollars for the PetroFina ADSs during the periods in which they traded in the OTC market and the high and low closing sale prices for the PetroFina ADSs after September 3, 1997. The fourth quarter of 1997 represents the first full quarter of trading on the NYSE.

                            PRICE PER ADS
                                (US$)
                          ------------------
                           HIGH        LOW
                           ----        ---
1996
  First Quarter.........  31.609      26.984
  Second Quarter........  31.328      27.359
  Third Quarter.........  32.297      29.547
  Fourth Quarter........  31.000      30.750
1997
  First Quarter.........  35.500      31.250
  Second Quarter........  36.625      33.250
  Third Quarter.........  39.375(1)   36.500(1)
                          39.500(2)   36.313(2)
  Fourth Quarter........  42.000      35.750
1998
  First Quarter.........  38.000      33.375
  Second Quarter........  42.375      36.000
  Third Quarter.........  43.000      34.375
  Fourth Quarter........  49.250      48.440

---------------
(1) Reflects trading prior to the NYSE listing on September 3, 1997.

(2) Reflects trading on the NYSE from September 3, 1997 through September 30, 1997.

PETROFINA WARRANTS

     The table below sets forth, for the periods indicated, the reported high and low closing prices in dollars for the PetroFina Warrants on the NYSE. On August 5, 1998, the Company issued 4,451,060 PetroFina Warrants as part of the consideration offered in connection with the Merger of Fina, Inc. For a description of this transaction, see "Item 1. Description of Business -- Acquisition of Fina, Inc." Each PetroFina Warrant may be exercised to purchase nine-tenths (0.9) of one PetroFina ADS. The PetroFina Warrants are exercisable at any time until the close of business August 5, 2003 and have an exercise price of US $42.25 per PetroFina ADS. Thus, a holder of 10 PetroFina Warrants may purchase nine PetroFina ADSs for an aggregate purchase price of US $380.25. As of March 1, 1999, 2101 PetroFina Warrants had been exercised.

                          PRICE PER PETROFINA
                                WARRANT
                                 (US$)
                          --------------------
                           HIGH          LOW
                           ----          ---
1998
  Third Quarter(1)......  5.0000       3.1250
  Fourth Quarter........  9.5625       2.3125

---------------
(1) The PetroFina Warrants began trading on NYSE on August 8, 1998.

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

     Public takeover bids must be made for all the outstanding voting securities of the Company. Prior to making a bid, a bidder must issue a prospectus which is approved by the CBF. Any bid made by or on behalf of either a non-EU national or non-EU company is required to be approved by the Belgian Minister of Finance. In case of a public takeover bid, the European Commission must approve the transaction, if (i) the combined worldwide revenues of both the bidder and the Company to be acquired exceed EUR 2,500 million, (ii) the combined revenues of the bidder and the Company to be acquired in at least three EU member states exceed EUR 100 million, (iii) the revenues of each of the bidder and the Company to be acquired from each of such three EU member states exceed EUR 25 million and (iv) the total community-wide turnover of the bidder and the Company to be acquired individually exceed EUR 100 million.

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

     Under Belgian law, a company must notify the Minister for Economic Affairs, the Minister of Finances, as well as the relevant Secretary of State for regional Economy prior to any transaction which will transfer more than one-third of the capital of a company that is located in Belgium and has equity ("fonds propres/eigen vermogen") in excess of EUR 2.5 million.

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

     Except to the extent discussed below, the discussion does not consider the U.S. tax consequences to a Non-U.S. Holder. This discussion of U.S. federal income tax consequences does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of PetroFina ADSs, nor does it address the effect of any applicable foreign, state, local or other tax laws. Further, the discussion does not consider holders that are subject to special tax treatment, including dealers in securities, financial institutions, insurance companies, tax-exempt organizations, persons subject to the alternative minimum tax, current or prior holders (directly or indirectly) of 10% or more of the voting shares of the Company, holders of securities held as part of a "straddle," "hedge" or "conversion transaction," or U.S. Holders whose "functional currency" (within the meaning of Section 985(b) of the Code) is not the dollar. EACH HOLDER OF PETROFINA ADSs SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF OWNING, DISPOSING AND EXERCISING OF PETROFINA ADSs.

     In addition, this summary does not address the U.S. federal income tax consequences were the Company determined to be a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. Generally, a PFIC is a foreign corporation that has passive income that equals or exceeds 75% of its total gross income or passive assets that represent at least 50% of its total assets by fair market value. The Company does not believe it is currently, and does not expect to become, a PFIC. U.S. Holders should consult their own tax advisors concerning the U.S. federal income tax consequences of holding PetroFina ADSs if the Company were considered to be a PFIC.

  U.S. Holders

     As used herein, a "U.S. Holder" of a PetroFina ADS means an individual that is a citizen or resident of the U.S. (including certain former citizens and former long time residents), a corporation, partnership or other entity created or organized in or under the laws of the U.S. or any political subdivision thereof, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust. A "Non-U.S. Holder" is a holder that is not a U.S. Holder.

     Ownership of PetroFina ADSs. In general, for U.S. federal income tax purposes U.S. Holders of PetroFina ADSs will be treated as the owners of the underlying PetroFina Shares. Distributions on PetroFina ADSs will constitute dividends for U.S. federal income tax purposes to the extent of current and accumulated earnings and profits of the Company as determined under U.S. federal income tax principles. The dollar value of such dividends will be includible in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the Depositary, without reduction for any Belgian taxes withheld at source, and will not be eligible for the dividends received deduction allowed to corporations under Section 243 of the Code. For purposes of determining the dollar value of any distributions to a U.S. Holder, distributions paid in Belgian francs will be converted into a dollar amount calculated by reference to the exchange rate in effect on the day they are received by the Depositary. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Belgian francs received which are not converted into dollars on the day the Belgian francs are received by the Custodian.

     To the extent, if any, that a U.S. Holder receives a distribution on PetroFina ADSs that would otherwise constitute a dividend for U.S. federal income tax purposes but that exceeds current and accumulated earnings and profits of the Company, such distribution will be treated first as a non-taxable return of capital reducing the U.S. Holder's basis in the PetroFina ADSs. Any such distribution in excess of the U.S. Holder's basis in the PetroFina ADSs will be treated as a capital gain.

     Generally, U.S. Holders will have the option of claiming the amount of any Belgian income taxes withheld on a dividend distribution to them as either a deduction from gross income or, subject to the limitations described below, as a dollar-for-dollar credit against their U.S. federal income tax liability. A deduction or foreign tax credit will not be available with respect to Belgian income taxes that may be refunded to a U.S. Holder pursuant to the Treaty. A U.S. Holder that elects to deduct Belgian income taxes from gross income may do so only for a taxable year in which the U.S. Holder claims a federal income tax deduction with respect to all foreign income taxes. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim the amount of the Belgian income taxes in respect of distributions on the PetroFina ADSs as a deduction from their gross income, but such amount may be claimed as a credit against the individual's U.S. federal income tax liability. The amount of Belgian income taxes for which U.S. Holders may claim a credit in any year is subject to certain complex limitations and restrictions, which must be determined on an individual basis by each U.S. Holder. The limitations set out in the Code include, among others, new holding period requirements enacted pursuant to the Taxpayer Relief Act of 1997 and rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each class of income. Dividends paid by the Company generally will be foreign source "passive income" (or, in the case of certain holders, "financial services income") for U.S. foreign tax credit purposes. Foreign income taxes exceeding the credit limitation for the year of payment or accrual of such tax can be carried back for two taxable years and forward for five taxable years, in order to reduce U.S. federal income taxes subject to a credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a limitation which generally prevents use of the credit in any taxable year to reduce liability for U.S. individual and corporate alternative minimum tax by more than 90%. Holders should consult their tax advisors regarding limitations on the foreign tax credit, including the new holding period requirements referenced above.

     Disposition of PetroFina ADSs. Upon the sale, exchange or other disposition of PetroFina ADSs, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder's adjusted tax basis in the PetroFina ADSs and the amount realized on the disposition. Such capital loss generally will be long-term capital gain or loss if the holding period of PetroFina ADSs exceeds one year at the time of the disposition. Certain non-corporate taxpayers (including individuals) are eligible for preferential rates of taxation on long-term capital gain. The deductibility of capital losses is subject to limitations.

     Gain or loss realized by a U.S. Holder on a sale, exchange or other disposition of PetroFina ADSs generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

NON-U.S. HOLDERS

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax on dividends paid by PetroFina with respect to PetroFina ADSs unless such income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the U.S. and such Non-U.S. Holder is not otherwise eligible for applicable treaty benefits. A Non-U.S. Holder of PetroFina ADSs will not be subject to U.S. federal income tax on gain from the sale or other disposition of PetroFina ADSs unless (i) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and such Non-U.S. Holder is not otherwise eligible for applicable treaty benefits or (ii) in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are satisfied.

  U.S. Information Reporting and Backup Withholding

     Under certain circumstances, the Internal Revenue Service requires "information reporting" and "backup withholding" at a rate of 31% with respect to payments of dividends on PetroFina ADSs and the proceeds of disposition of PetroFina ADSs. Information reporting generally applies to U.S. Holders. A U.S. Holder will be subject to backup withholding at a rate of 31% on payments of dividends on PetroFina ADSs or the proceeds of disposition of PetroFina ADSs only if the U.S. Holder (i) fails to provide a TIN on a properly completed Form W-9, (ii) furnishes an incorrect TIN, (iii) is notified by the Internal Revenue Service that the U.S. Holder has failed to properly report payment of dividends or interest, or (iv) fails, under certain circumstances, to certify, under penalties of perjury, that it has furnished a correct TIN. Information and backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax exempt organizations.

     The payment of the proceeds of a Non-U.S. Holder's disposition of PetroFina ADSs or the payment of dividends on PetroFina ADSs to or through the U.S. office of a broker or through a non-U.S. branch of a U.S. broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder either certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. As a result of recently issued Treasury regulations, these certification and exemption procedures may change for payments made on or after January 1, 2000. Consequently, Non-U.S. Holders may be required to provide new information and certifications in order to avoid information reporting and backup withholding with respect to such payments. The payment of the proceeds of the disposition by a Non-U.S. Holder of PetroFina ADSs or the payment of dividends on PetroFina ADSs to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or information reporting unless the non-U.S. broker has certain U.S. relationships.

     Any amounts withheld under the backup withholding rules from a payment to either a U.S. or a Non-U.S. Holder will be refunded (or credited against the holder's U.S. federal income tax liability, if any) provided that the required information is furnished to the Internal Revenue Service.

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

     Under Belgian tax law the rate of the withholding tax can be reduced to 0% in the case of dividends paid by a Belgian corporation to certain U.S. organizations that are not engaged in any activity of a lucrative nature and are exempt from United States federal income tax. For instance, organizations either constituted and operated exclusively to administer or provide pension, retirement or other employee benefits or operated exclusively for religious, charitable, scientific, educational or public purposes may qualify for the 0% withholding tax rate. To benefit from this reduced rate, the qualified U.S. Holders should sign a specific form, available by request from the "Service a l'actionnaire" or included in the annual report, and send it back either to the Depositary three working days before the dividend payment date to obtain the reduced withholding tax rate at source or to the "Directeur regional des contributions, Bruxelles II-societes, avenue Louise 233-245, B-1050 Bruxelles"to be refunded the excess withholding tax.

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

  Capital Gains

     U.S. persons and other non-residents of Belgium who do not have a permanent establishment in Belgium will not be subject to Belgian income tax on the sale or other disposition of PetroFina ADSs. Individual non-residents of Belgium with a permanent establishment in Belgium will be subject to Belgian taxation on the disposition of PetroFina ADSs, and such shareholders should consult their tax advisors about the tax consequences to them of disposing of PetroFina ADSs.

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

ITEM 8. SELECTED CONSOLIDATED FINANCIAL DATA

     The following financial information with respect to the five years ended December 31, 1998 has been derived from the Company's audited consolidated financial statements. The audited consolidated financial statements for the years ended December 31, 1998, 1997, 1996 and 1995 have been prepared in accordance with U.S. GAAP. The consolidated financial statements for the period ended December 31, 1994 have been prepared in accordance with Belgian GAAP.

     The Group financial statements were previously presented in Belgian francs. A Belgian Royal Decree dated December 15, 1998 permits Belgian companies to restate financial statements and notes in Euro. All current year and comparative financial statements in this Annual Report have been restated in Euro based on the rate of 40.3399 BEF per Euro effective January 1, 1999. PetroFina's financial statements as reported in Euro depict the same trends as would have been presented if the Company had continued to present its financial statements in Belgian francs. PetroFina's financial statements will not be comparable to the financial statements of other companies reporting in Euro that have restated amounts from a currency other than Belgian francs.

     The information for the three years ended December 31, 1998, 1997 and 1996 should be read in conjunction with the consolidated financial statements and notes included in "Item 18. Financial Statements."

                        PETROFINA S.A. AND SUBSIDIARIES
                    SUMMARY OF FINANCIAL AND OPERATING DATA
         (IN EURO MILLION, EXCEPT PER SHARE DATA AND NUMBER OF SHARES)

                                                        U.S. GAAP                       BELGIAN GAAP
                                                        ---------                       ------------
                                                 FOR THE YEAR ENDED AND AT DECEMBER 31,
                                                 --------------------------------------
                                       1998         1997         1996         1995          1994
                                    ----------   ----------   ----------   ----------   ------------
FINANCIAL
  Operating Revenue...............      17,093       18,057       15,459       13,850        14,237
  Depreciation, depletion and
     amortization.................         731          712          589          559           565
  Exploration costs...............          67          108           75          104            65
  Operating Income................         683        1,161          976          763           688
  Net earnings....................         466          547          395          293           249
  Net basic earnings per share....       19.89        23.42        17.00        12.62         10.71
  Diluted net earnings per
     share........................       19.88        23.42        17.00        12.52         10.71
  Cash dividends per share........       11.40         9.92         8.73         7.93          6.94
  Cash dividends per share (US
     $)(1)........................       12.50        11.44        11.07        10.83          8.22
  Capital expenditures............       1,256        1,082          822          740           669
  Long term obligations...........       1,609        1,487        1,223        1,109         1,279
  Total assets....................       9,635       10,005        9,092        8,277         8,449
  Stockholders' equity............       3,981        3,865        3,347        3,051         3,061
  Average Shares outstanding......  23,440,102   23,350,612   23,252,764   23,252,414    23,252,126
  Ratio of earnings to fixed
     charges (%)..................        3.59         6.21         5.27         4.19          3.53
OPERATIONS
  Crude oil, condensate, and
     natural gas liquids produced
     (in million barrels of oil
     equivalent)..................        49.1         52.2         49.3         50.7          42.8
  Natural gas produced (in billion
     cubic feet)..................       187.4        208.9        210.7        204.0         211.7
  Refinery throughput crude oil
     (thousands barrels per
     day).........................       695.6        669.0        645.3        597.8         593.8
  Major chemicals and plastics
     produced (in thousand
     tonnes)......................       4,253        4,070        3,774        3,460         3,300
  Employees (average for the
     year)........................      14,489       14,675       13,588       13,653        14,013

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

     Dividends paid to holders of PetroFina ADSs will be subject to a charge by the Depositary for any expenses incurred by the Depositary in the conversion of Euro to dollars. For a summary of certain United States federal and Belgian tax consequences to holders of PetroFina Shares and PetroFina ADSs, see "Item 7. Taxation."

     The table below sets forth for the years indicated, the amount of dividends paid per PetroFina Share.

                                                              DIVIDEND     DIVIDEND     DIVIDEND
                                                                 PER          PER          PER
                                                              PETROFINA    PETROFINA    PETROFINA
                                                                SHARE        SHARE         ADS
                                                              ---------    ---------    ---------
                                                               (EURO)      (US $)(1)    (US $)(1)
1994........................................................     6.94         8.22         0.940(3)
1995........................................................     7.93        10.83         1.075
1996........................................................     9.73        11.07         1.12
1997........................................................     9.92        11.44         1.14
1998........................................................    11.40        12.50         1.25
1999........................................................    11.40        13.39         1.34

---------------

(1) Based on the Noon Buying Rate on the first day dividends are available for payment. See "Exchange Rates."

(2) Dividend paid by the Depositary per PetroFina ADS.

(3) Includes $0.129 paid to holders of Petrofina ADSs in connection with a rights offering to holders of PetroFina Shares.

     In January 1999, the Company paid a dividend of Euro 11.40 per PetroFina Share in respect of the Company's 1998 earnings. Based on the Noon Buying Rate on January 13, 1999, the dollar equivalent of this dividend was US $1.34. On January 13, 1999, the Depositary paid a gross dividend of US $1.34 per PetroFina ADS to all holders of PetroFina ADSs as of January 13th, 1999.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Overview

     The information in this section should be read in conjunction with the information contained in the consolidated financial statements and related notes included in "Item 18. Financial Statements." The consolidated financial statements for the years ended December 31, 1998, 1997, 1996 and 1995 have been prepared in accordance with U.S. GAAP. See also "Item 8. Selected Consolidated Financial Data."

     The Group financial statements were previously presented in Belgian francs. A Belgian Royal Decree dated December 15, 1998 permits Belgian companies to restate financial statements and notes in Euro. All current year and comparative financial statements in this Annual Report have been restated in Euro based on the rate of 40.3399 BEF per Euro effective January 1, 1999. PetroFina's financial statements as reported in Euro depict the same trends as would have been presented if the Company had continued to present its financial statements in Belgian francs. PetroFina's financial statements will not be comparable to the financial statements of other companies reporting in Euro that have restated amounts from a currency other than Belgian francs.

     This Annual Report contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such statements appear in a number of places in this Annual Report including, without limitation, under "Item 1. Description of Business," "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations," "Item 9A. Quantitative and Qualitative Disclosures About Market Risk" and information related to the impact of the year 2000 and European Monetary Union issues contain forward-looking statements. PetroFina's business is subject to risks and uncertainties beyond PetroFina's control. All subsequent written and oral forward-looking statements attributable to PetroFina and persons acting on its behalf are qualified in their entirety by the cautionary statements contained in this section and elsewhere in this Annual Report. Forward-looking statements include information in the Annual Report where statements are preceded by, followed by or include the words "projects," "estimates," "believes," "expects," "assumes," "anticipates" or similar expressions. For such statements, PetroFina claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

     The following important factors, together with others that appear with the forward-looking statements, could affect the Group's actual results and could cause the Group's actual consolidated results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Group, including information in this Annual Report. PetroFina's operating results are generally affected by a variety of factors, including movements in crude oil prices and refining and chemical margins and currency exchange rates. Higher crude oil prices generally have a positive effect on operating income of the Group, as its Upstream oil and gas business benefits from the resulting increase in prices realized from production. Lower crude oil prices generally have a corresponding negative effect. Overall in 1998 average prices for crude oil have been at their lowest levels during the past two decades, and the prospects for the foreseeable future look to be about the same. See "Item 1. Description of Business -- Upstream -- Reserves." The effect of changes in crude oil prices on PetroFina's Downstream activities depends upon the speed at which the prices of refined petroleum products adjust to reflect such changes. Fluctuations of the Euro against other currencies, especially the dollar, can have significant effects on PetroFina's consolidated financial statements. Prices for crude oil are normally set in dollars. Chemical products are generally priced in local currency but based, in Europe, on Euro benchmark prices. Generally, the Group's operating income is improved by a strengthening of the dollar against the Euro. In addition, the effects of translation of local currency financial statements of PetroFina's non-Belgian subsidiaries can influence comparative results of operations. See also "Item 9A. Quantitative and Qualitative Disclosures About Market Risk."

RESULTS OF OPERATIONS

     The following table sets forth certain financial data for the Group for the years indicated.

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                               1998         1997         1996
                                                              -------      -------      -------
                                                                   (IN EUR MILLION EXCEPT
                                                                       PER SHARE DATA)
CONSOLIDATED DATA
Operating Revenue...........................................   17,049       18,023       15,423
Earnings from Investments, Equity Interests.................       44           34           36
                                                              -------      -------      -------
     Total Revenue..........................................   17,093       18,057       15,459
                                                              =======      =======      =======
Cost of Product Sold, Duties & Excise Taxes.................  (13,094)     (13,630)     (11,563)
Direct Operating Expenses...................................   (1,497)      (1,441)      (1,352)
Sales, General & Administrative Costs.......................     (794)        (754)        (686)
Depreciation, Depletion & Amortization......................     (731)        (712)        (589)
Exploration Costs...........................................      (67)        (108)         (75)
Other Operating Costs.......................................     (215)        (228)        (190)
Early Retirement Costs......................................      (12)         (23)         (28)
                                                              -------      -------      -------
Operating Income............................................      683        1,161          976
Interest and Net Financial Items............................      (79)        (114)        (125)
                                                              -------      -------      -------
Earnings Before Income Taxes and Minority Interests.........      604        1,047          851
Income Taxes................................................     (132)        (484)        (438)
Minority Interest...........................................       (6)         (16)         (18)
                                                              -------      -------      -------
Net Income..................................................      466          547          395
                                                              =======      =======      =======
Basic Earnings per Share....................................    19.89        23.42        17.00
Diluted Earnings per Share..................................    19.88        23.42        17.00

    All the amounts were restated in Euros based on the January 1, 1999 rate
                            (40.3399 BEF per Euro).

SEGMENT DATA

                                                                                    OTHER
                                     UPSTREAM   DOWNSTREAM   CHEMICALS   PAINTS   ACTIVITIES   CONSOLIDATED
                                     --------   ----------   ---------   ------   ----------   ------------
                                                                (IN EUR MILLION)
1998
Operating Revenue..................    2,192      13,086       1,982      780         42          18,082
Inter-segment Sales................     (587)       (345)       (101)                             (1,033)
Operating Revenue from Non
  Affiliates.......................    1,605      12,741       1,881      780         42          17,049
Operating Income (Loss)............      294         162         184       45         (2)            683
Capital Expenditures...............      534         281         277       38        126           1,256
1997
Operating Revenue..................    2,188      14,178       2,312      780         12          19,470
Inter-segment Sales................     (900)       (420)       (127)                             (1,447)
Operating Revenue from Non
  Affiliates.......................    1,288      13,758       2,185      780         12          18,023
Operating Income (Loss)............      627         298         259       40        (63)          1,161
Capital Expenditures...............      571         250         223       25         13           1,082
1996
Operating Revenue..................    1,617      12,304       1,943      730         26          16,620
Inter-segment Sales................     (772)       (341)        (84)                 --          (1,197)
Operating Revenue from Non
  Affiliates.......................      845      11,963       1,859      730         26          15,423
Operating Income (Loss)............      599         129         281       30        (63)            976
Capital Expenditures...............      446         222          91       29         34             822

                           GROUP RESULTS 1998 VS 1997

     In 1998, consolidated net income was EUR 466 million (BEF 18.8 billion) compared to EUR 547 million (BEF 22.1 billion) in 1997, a decrease of 15%.

     Group consolidated net income was unfavorably influenced by:

     - Decreases in petroleum and petrochemical product prices which caused not only a reduction in operating results but also losses and write-downs on inventories of EUR 208 million (BEF 8.4 billion) after tax;

     - Accelerated depreciation in accordance with SFAS 121 (Impairment of Long-Lived Assets) of EUR 45 million (BEF 1.8 billion) net of tax effects;

     - Provisions for an important change in estimate for dismantlement costs and site restoration on the Maureen field in the North Sea (U.K.) of EUR 15 million (BEF 0.6 billion) net of tax effects; and

     - Early retirement costs and other charges of EUR 15 million (BEF 0.6 billion) after tax.

These charges were partially offset by gains on asset disposals of EUR 74 million (BEF 3.0 billion) after-tax and by other revenue of EUR 41 million (BEF
1.7 billion) related to refunds of excess insurance premiums and by the recognition of tax loss carryforwards on U.S. subsidiaries for an amount of EUR 55 million (BEF 2.2 billion). After taking into account these changes for the same period, PetroFina's share of earnings on a replacement cost basis increased to EUR 573 million (BEF 23.1 billion) in 1998 from EUR 568 million (BEF 22.9 billion) in 1997.

     Operating income excluding these items decreased from EUR 1,227 million in 1997 to EUR 910 in 1998. This decrease, largely in the Upstream segment which was down EUR 310 million, was adversely influenced by a drop in crude oil price of about 33%, a reduction in U.S. natural gas price of 20% and production decreases of 8% primarily resulting from technical problems associated with the start-up of Ekofisk II in the North Sea.

     Financial charges decreased by EUR 35 million (BEF 1.4 billion) due to an increase of EUR 15 million in capitalized interest, EUR 10 million in gain on marketable securities held by insurance affiliates and increases in exchange rate gains of EUR 15 million.

     The decrease in Upstream operating income resulted in lower taxes by EUR 237 million (BEF 9.6 billion). As a result, a lower proportion of Group earnings before tax are attributable to Norwegian production activities. Norwegian production activities carry a higher tax burden due to specific petroleum tax legislation in Norway.

     Basic earnings per share were EUR 19.89 in 1998 compared to EUR 23.42 in 1997.

     Consolidated Cash Flow, defined as consolidated net income adjusted for depreciation and other current year non-cash provisions to net income, increased to EUR 1,425 million (BEF 57.5 billion) in 1998 from EUR 1,417 million (BEF 57.2 billion) in 1997.

UPSTREAM: REVIEW OF OPERATIONS

                                                 1998                    1997                    1996
                                         ---------------------   ---------------------   ---------------------
                                                       NORTH                   NORTH                   NORTH
                                         EUROPE(1)    AMERICA    EUROPE(1)    AMERICA    EUROPE(1)    AMERICA
                                         ----------   --------   ----------   --------   ----------   --------
                                         (IN EUR MILLION, EXCEPT NUMBER OF EMPLOYEES, PRODUCTION AND RESERVES)
Operating Revenue(2)...................      910        1,282       1,216        972        1,040        577
Equity in Net Income of Non
  Consolidated Investees...............       15            1          17          2           22         --
                                           -----       ------     -------      -----      -------      -----
     Total Revenue.....................      925        1,283       1,233        974        1,062        577
Operating Expense, Excluding
  Depreciation and Exploration
  Expense..............................     (353)      (1,136)       (370)      (771)        (263)      (433)
Depreciation, Depletion and
  Amortization.........................     (242)         (76)       (205)       (86)        (164)       (57)
Exploration Expense....................      (52)         (15)        (55)       (53)         (44)       (31)
Other Operating Expense................      (24)         (16)        (24)       (16)         (46)        (2)
                                           -----       ------     -------      -----      -------      -----
Operating Income (loss)................      254           40         579         48          545         54
                                           =====       ======     =======      =====      =======      =====
Capital Expenditures...................      367          167         378        193          321        125
Total Assets...........................    1,585          803       1,620        752        1,430        563
                                           =====       ======     =======      =====      =======      =====
Crude Oil Production (in million
  barrels) (3).........................     45.1          4.0        48.2        4.0         45.3        4.0
Natural Gas Production (in Bcf)........    113.9         73.5       132.3       76.6        151.9       58.8
Proved Oil Reserves (in million
  barrels)(3)..........................    576.9         71.5       510.3       72.6        485.0       77.3
Proved Gas Reserves (in Bcf)...........    930.3        405.6     1,188.0      400.3      1,349.2      392.8
     Total Proved Reserves (in million
       barrels of oil
       equivalent)(3)(4)...............    732.0        139.1       708.3      139.3        709.9      142.8
                                           =====       ======     =======      =====      =======      =====
Average Number of Employees............      322          394         345        493          372        453
                                           =====       ======     =======      =====      =======      =====

---------------
(1) Europe includes Europe and the rest of the world other than North America.

(2) Includes inter-segment revenue.

(3) Excluding equity affiliates.

(4) 1 barrel of oil equivalent = 1 barrel of crude oil = 6000 cubic feet of gas.

OPERATING REVENUE

     Operating revenue in 1998 was EUR 2.2 billion, a figure comparable to 1997.

     The maintenance of sales revenues is explained by :

     - Increases in natural gas marketing volumes primarily in the U.S. (535 billion cubic feet in 1998 compared to 310 billion cubic feet in 1997) that resulted in a rise in operating revenue of EUR 323 million;

     - Capital gains on assets sold and other items which generated additional revenues of EUR 62 million and

     - Appreciation of the dollar against the Belgian franc that resulted in an increase in operating revenues of EUR 15 million.

     These revenue increases were totally offset by the effect of the decline in the price of crude oil and natural gas of EUR 316 million and by production volume decreases of EUR 93 million.

     In Europe, operating revenue decreased by EUR 306 million to EUR 910 million in 1998. The reduction of crude oil and natural gas production of 6.2 million barrels of oil equivalent caused a decrease in revenues of EUR 75 million. The weakening in the price of crude oil by $ 6.30 per barrel to $ 12.66 per barrel resulted in a reduction in operating revenues by EUR 249 million. The decrease in natural gas marketing volumes was accompanied by a reduction in operating revenue of EUR 15 million.

     These reductions in operating revenue were partially offset by EUR 12 million related to exchange rate variations and by a gain of EUR 21 million from the renegotiation of natural gas contract prices on the Audrey field in the North Sea (U.K.).

     Crude oil production was 123,600 barrels per day down from 132,000 barrels per day in 1997. The production shutdown associated with the start-up of the new Ekofisk II complex and consequent technical problems resulted in production declines of 7,000 barrels per day in Norway. In the United Kingdom, natural field production declines were partially offset by full year production of the Armada field, brought into production in 1997 (down 3,000 barrels per day).

     Natural gas production was 312 million cubic feet per day compared to 362 million cubic feet per day in 1997. The Norwegian production decrease, 78 million cubic feet per day, was due to, as with the crude oil situation, technical problems related to the start-up of Ekofisk II. This was partially offset by higher North Sea production from the Armada field in the U.K.

     In North America, operating revenue increased by 32% to EUR 1,282 million.

     An increase in natural gas trading volumes of 221 billion cubic feet resulted in an increase to operating revenue of EUR 338 million. The decrease in crude oil price of $ 6.50 per barrel to $ 11.80 per barrel and in natural gas of $ 0.20 per thousand cubic feet to $ 2.46 per thousand cubic feet resulted in a reduction in operating revenues of EUR 57 million. Gains on assets sold increased to EUR 41 million.

OPERATING INCOME

     Upstream operating income was EUR 294 million in 1998 compared to EUR 627 million in 1997, a reduction of 53%.

     In Europe, 1998 operating income was EUR 254 million, down 56% from EUR 579 million in 1997. Operating expenses decreased due to lower third party gas sales partially offset by an increase in provision for dismantlement costs and site restoration on the Maureen field.

     The unit depletion rate (unit of production method) was $ 3.05 per barrel in 1998 compared with $ 3.06 per barrel in 1997. The crude oil price decrease resulted in an impairment write-down of EUR 87 million on capitalized costs of North Sea fields in the U.K. In 1997, a decrease in recoverable reserves from the Ann and Alison fields resulted in an impairment write-down of EUR 12 million. Lifting cost was $ 4.20 per barrel in 1998 compared to $ 4.14 per barrel in 1997.

     Exploration expenses were comparable to last year at EUR 52 million and EUR 55 million for 1998 and 1997, respectively.

     In North America, operating income was EUR 40 million in 1998 compared to EUR 48 million in 1997.

     The unit depletion rate (unit of production method) decreased to $ 4.93 per barrel in 1998 from $ 5.51 per barrel in 1997 due to asset sales and the development of new, lower-cost fields. Lifting costs were $ 3.68 per barrel in 1998 compared to $ 3.58 per barrel in 1997. Exploration expenses decreased from EUR 53 in 1997 to EUR 15 million in 1998 due to lower dry hole costs.

     On a global basis, in 1998, PetroFina participated in 21 exploration wells compared to 27 wells in 1997. Approximately 48% of the wells drilled resulted in additional potential reserves. PetroFina's interest in exploration drilling represented 41.0% in 1998 compared to 40.4% in 1997.

     The drilling program in 1998 resulted in additions to reserves of 97 million barrels of oil equivalent, thereby allowing 121% of production to be replaced.

DOWNSTREAM: REVIEW OF OPERATIONS

                                                1998                  1997                  1996
                                         -------------------   -------------------   -------------------
                                                      NORTH                 NORTH                 NORTH
                                         EUROPE(1)   AMERICA   EUROPE(1)   AMERICA   EUROPE(1)   AMERICA
                                         ---------   -------   ---------   -------   ---------   -------
                                                  (IN EUR MILLION, EXCEPT NUMBER OF EMPLOYEES,
                                                     REFINING THROUGHPUT AND PRODUCTS SOLD)
Operating Revenue(2)...................    10,977     2,109      11,468     2,710      9,989      2,315
Equity in Net Income of
  Non-Consolidated Investees...........        16        --          18        --         20         --
                                          -------    ------     -------    ------     ------     ------
     Total Revenue.....................    10,993     2,109      11,486     2,710     10,009      2,315
Operating Expense, Excluding
  Depreciation.........................   (10,551)   (2,037)    (10,977)   (2,562)    (9,613)    (2,254)
Depreciation, Depletion and
  Amortization.........................      (202)      (57)       (214)      (55)      (180)       (46)
Other Operating Expense................       (59)      (34)        (61)      (29)       (75)       (27)
                                          =======    ======     =======    ======     ======     ======
Operating Income (Loss)................       181       (19)        234        64        141        (12)
                                          =======    ======     =======    ======     ======     ======
Capital Expenditures...................       207        74         208        42        164         58
     Total Assets......................     3,288     1,021       3,605     1,230      3,514      1,070
                                          =======    ======     =======    ======     ======     ======
Refining Throughput (in thousand bbls
  per day).............................     474.5     221.1       445.3     223.7      440.6      204.7
Refined Products Sold (in thousand
  tons)................................    27,231    12,615      26,161    12,540     25,278     12,016
                                          =======    ======     =======    ======     ======     ======
Average Number of Employees............     5,656     1,205       5,452     1,233      4,475      1,161
                                          =======    ======     =======    ======     ======     ======

---------------
(1) Europe includes Europe and the rest of the world other than North America.

(2) Includes inter-segment revenue.

(3) Includes capital gains on sales of assets of EUR 24 million.

  OPERATING REVENUE

     Downstream operating revenue in 1998 was EUR 13,086 million compared to EUR 14,178 million in 1997, a decrease of 8%. The decrease in revenues resulted primarily from reductions in petroleum product prices of approximately EUR 2,344 million. This was partially offset by excise tax increases of EUR 474 million, exchange rate fluctuations of EUR 95 million and gains on asset sales of EUR 42 million. Increases in product sales volumes contributed EUR 657 million.

     The average petroleum product price decreased by 26% for gasoline, 31% for gasoil and 27% for fuels. Sales volumes for lubricants and non-fuel products increased by 13%. Sales volumes for petroleum products increased by 3% on average, and network sales improved by 6.4%.

     In Europe, operating revenues decreased by EUR 491 million to EUR 10,977 million, a reduction of 4%.

     Sales revenue decreased by EUR 586 million for petroleum products. Product price reductions resulted in a decrease of EUR 1,165 million, partially offset by excise taxes of EUR 474 millions. Higher sales volumes contributed EUR 806 million. In addition, currency exchange rate fluctuations improved operating revenue by EUR 69 million.

     Revenues from lubricants and shop products improved by EUR 58 million. Gain from the partial sale of African subsidiaries and the sale of a lubricants plant in Germany and other assets resulted in increased revenue of EUR 31 million.

     In North America, operating revenue was EUR 2,109 million, a decrease of EUR 601 million from 1997. Sales quantities increased by 4% and resulted in improved revenues by EUR 98 million. However, price decreases resulted in lower revenues of EUR 736 million. Currency exchange rate fluctuations decreased revenues by EUR 37 million.

OPERATING INCOME

     Downstream operating income was EUR 162 million in 1998 compared to EUR 298 million in 1997. Excluding write-downs and losses on inventory of EUR 209 million and gains on asset disposals of EUR 37 million, operating income was EUR 335 million, an improvement of 12% over 1997.

     In Europe, operating income was EUR 181 million. Excluding write-downs and losses on inventory of EUR 156 million and gains on asset disposals of EUR 37 million, operating income was EUR 300 million, an improvement of 28% over 1997.

     Refining throughput reached a record level of 474,500 barrels per day in 1998, an increase of 6.6% over 1997. In 1998, throughput improvement, crude optimization and reduction of operating expenses improved refining operating income by 6% compared to 1997 while industry refining margins in Northwest Europe improved 2% from $ 2.40 per barrel to $ 2.45 per barrel in 1998. Marketing operating income improved in all countries. Network sales increased by 6.4% while the market grew at only 2.4% on average. In the framework of customer service, the Group resumed increasing the number of directly managed sales outlets. The reduction in management fees and the increase in non-fuel shop margins more than offset the resulting increase in personnel expenses.

     In North America, operating losses were EUR 19 million compared to an operating profit of EUR 64 million in 1997. Excluding write-downs and losses on inventory of EUR 53 million and a loss on an asset disposal of EUR 1 million, operating income was EUR 35 million, a decline of 41% from 1997. 1998 was characterized by a drop in refining margins. Industry refining margins decreased from $ 3.80 per barrel in 1997 to $ 3.00 per barrel in 1998. The Group's reduction in refining margin was limited to $ 0.50 per barrel due to optimization of the U.S. refineries.

CHEMICALS: REVIEW OF OPERATIONS

                                                 1998                    1997                    1996
                                         ---------------------   ---------------------   ---------------------
                                                       NORTH                   NORTH                   NORTH
                                         EUROPE(1)    AMERICA    EUROPE(1)    AMERICA    EUROPE(1)    AMERICA
                                         ----------   --------   ----------   --------   ----------   --------
                                           (IN EUR MILLION, EXCEPT NUMBER OF EMPLOYEES AND VOLUMES PRODUCED)
Operating Revenue(2)...................    1,189         793        1,381        931       1,154         789
Equity in Net Income (Loss) of
  Non Consolidated Investees...........        1          (1)          (4)        (1)                     (1)
                                           -----       -----       ------      -----       -----       -----
     Total Revenue.....................    1,190         792        1,377        930       1,154         788
Operating Expense, Excluding
  Depreciation.........................     (981)       (679)      (1,133)      (780)       (965)       (575)
Depreciation, Depletion and
  Amortization.........................      (77)        (34)         (80)       (30)        (74)        (25)
Other Operating Expense................      (13)        (14)         (13)       (12)        (11)        (11)
                                           =====       =====       ======      =====       =====       =====
Operating Income.......................      119          65          151        108         104         177
                                           =====       =====       ======      =====       =====       =====
Capital Expenditures...................       87         190           80        143          48          43
     Total Assets......................      909         861          930        766         885         557
                                           =====       =====       ======      =====       =====       =====
Monomers Production (in thousand
  tons)................................    1,279         761        1,241        659       1,123         610
Polymers Production (in thousand
  tons)................................      910       1,303          899      1,271         880       1,161
                                           =====       =====       ======      =====       =====       =====
Average Number of Employees............    1,886         872        1,920        913       1,876         932
                                           =====       =====       ======      =====       =====       =====

---------------
(1) Europe includes Europe and the rest of the world other than North America.

(2) Includes inter-segment revenue.

  OPERATING REVENUE

     Operating revenue in 1998 was EUR 1,982 million compared with EUR 2,312 million in 1997. This decline of 14% was primarily caused by decreases in sales prices, resulting from overcapacity in certain markets (notably Asia) and by the drop in petroleum product prices. New production records were reached in both monomers and polymers with increases of 1% and 2%, respectively. Operating revenues in Europe decreased from 1997 by EUR 192 million to EUR 1,189 million in 1998. In monomers, ethylene and propylene sales prices decreased by 19% and 32%, respectively, while polymer sales prices dropped 12% on average. Sales volumes were comparable to those in 1997.

     In North America, operating revenue decreased by 15% in 1998 to EUR 793 million, reflecting a decrease across the board of all product categories. Sales volumes increased by 0.5% for all products while sales prices declined 18% on average.

  OPERATING INCOME

     Chemicals operating income was EUR 184 million. Excluding write-downs and losses on inventory of EUR 54 million, operating income was EUR 238 million in 1998 compared to EUR 259 million in 1997. Good manufacturing and marketing performance in a weak economic environment limited the decline in operating income to 8% compared to 1997. In Europe, excluding write-downs and losses on inventory, operating income was EUR 131 million in 1998 compared to EUR 151 million in 1997. The decline in operating income was largely in the monomers business. The industry's steam cracker margins fell from EUR 89.2 per tonne in 1997 to EUR 84.3 per tonne in 1998. The decline in naptha prices of 29% partially offset the drop in ethylene and propylene prices. Globally, polymer margins were stable in 1998 compared with 1997.

     In North America, excluding write-downs and losses on inventory, operating income was EUR 107 million in 1998, comparable to 1997. Styrene prices continued to fall during 1998; however margins improved an average of 20% in 1998 due to a reduction in raw material costs. Margins improved an average 20% in 1998 while polyethylene and polypropylene margins declined 16% and 13%, respectively primarily as a result of decreasing sales prices.

     In December 1998, a new polymer line came into production, increasing the annual capacity of the La Porte plant to 1 million tonnes. In addition, a new production unit started up at the Bayport plant in October 1998 doubling its annual polyethylene capacity to 385,000 tonnes.

PAINTS: REVIEW OF OPERATIONS

                                                              1998        1997        1996
                                                              -----       -----       -----
                                                              (IN EUR MILLION EXCEPT NUMBER
                                                                      OF EMPLOYEES)
Operating Revenue(1)........................................    780         780         730
Equity in Net Income of Non Consolidated Investees..........     --           1           1
                                                              =====       =====       =====
     Total Revenue..........................................    780         781         731
Operating Expense, Excluding Depreciation...................   (700)       (705)       (662)
Depreciation, Depletion and Amortization....................    (22)        (23)        (21)
Other Operating Expense.....................................    (13)        (13)        (18)
                                                              =====       =====       =====
Operating Income............................................     45          40          30
                                                              =====       =====       =====
Capital Expenditures........................................     38          25          29
     Total Assets...........................................    501         488         464
                                                              =====       =====       =====
Average Number of Employees.................................  3,627       3,822       3,878
                                                              =====       =====       =====

---------------
(1) Includes inter-segment revenue.

  OPERATING REVENUE

     In 1998, Paints operating revenue was EUR 780 million, which was substantially the same as 1997 revenue. In decorative paints, results improved primarily in France and the Benelux countries. The sale of the

U.K. branch resulted in a revenue decline of 3.5%, although it generated a gain on asset disposal of EUR 2.2 million.

     The marine and anti-corrosion coatings business withstood the Asian crisis with operating revenues increasing 3% in a market undergoing restructuring. Strong sales increases in the U.S., Italy and Korea also increased operating revenue.

     Operating revenue of the industrial paints business also reached new records with an increase of approximately 8%, mainly in Belgium.

  OPERATING INCOME

     Excluding the gain on disposal of the decorative paint business in the U.K. of EUR 2.2 million in 1998 and costs associated with the closure of factories in Germany and Denmark of EUR 3.0 million in 1997, operating results were EUR 43 million in 1998, which was substantially the same as 1997.

                           GROUP RESULTS 1997 VS 1996

1997 NET INCOME

     In 1997, net income reached a record level of EUR 547 million (23.42 EUR per share) compared to EUR 395 million (17,00 EUR per share) in 1996, representing an increase of 39%. The Group's return on equity was 15.2% in 1997 compared to 12.4% in 1996. The return on capital employed increased in 1997 to 10.5% from 8.9% in 1996.

     Consolidated Cash Flow, defined as consolidated net income adjusted for depreciation and other current year non-cash provisions to net income, was EUR 1,417 million compared to EUR 1,090 million in 1996. The 1997 consolidated cash flow also represents a record for the Group.

     Compared to 1996, the increase in consolidated net income reflects a EUR 152 million improvement in Group operating income combined with lower financial charges resulting from higher capitalization of interest on Upstream development projects. Of the 1997 increase in operating income, EUR 169 million is related to Downstream from higher margins and throughputs at the Group's Europe and North America refineries. Upstream operating income improved by EUR 28 million as increases in production and the dollar appreciation overcame the effect of lower crude oil prices. Chemicals operating income decreased by EUR 22 million due primarily to the unfavorable net effect of North America product price developments. Paints operating income showed improvement of 10 million in 1997 compared to 1996.

     The Group's consolidated operating revenue in 1997 was EUR 18 billion, an increase of 17%, or EUR 2.6 billion, from the previous year. Of the increase, EUR 793 million is the result of appreciation of the US dollar and other European currencies versus the Belgian franc, EUR 495 million reflect increases in sales volumes, EUR 620 million are related to sales prices, and EUR 718 million reflect increases in petroleum product excise duties.

     During 1997, reductions in the statutory tax rates in Italy and the United Kingdom resulted in a reduction of total income tax expense of EUR 31 million through the recording of a deferred tax credit (in accordance with US GAAP). Excluding this effect of tax rate changes, the Group's effective tax rate was 49.3% in 1997 compared to 51.5% in 1996. The lower effective tax rate reflects the improvement in Downstream operating income. As a result, a lower percentage of Group earnings before tax are attributable to Norwegian production activities. Norwegian production activities carry a higher tax burden due to specific petroleum tax legislation in Norway.

UPSTREAM: REVIEW OF OPERATIONS

  OPERATING REVENUE

     Operating revenue in 1997 was EUR 2.2 billion compared to EUR 1.6 billion in 1996, an increase of 35%. Increases in production volumes and gas marketing activities contributed EUR 295 million to the overall increase. The appreciation of the US dollar and other European currencies versus the Belgian franc resulted in an additional EUR 290 million increase in reported operating revenue. Decreases in worldwide crude prices were primarily offset by higher North America natural gas prices. The net effect of price developments during 1997 resulted in a EUR 12 million reduction in operating revenue compared to 1996.

     In Europe, the operating revenue increased 17% to EUR 1.2 billion in 1997. Crude oil production in 1997 was 48.2 million barrels, an increase from 1996 of
2.9 million barrels, while natural gas production in 1997 was 132.3 billion cubic feet, a decrease from 1996 of 19.6 billion cubic feet. The operating revenue included revenues derived from 29 billion cubic feet of gas trading. Reported operating revenue from Europe benefited in 1997 from the appreciation of the US dollar by 16% and the British pound by 21% against the Belgian franc. Realized crude oil prices dropped $1.95 per BBL to $18.96 per BBL.

     Of the production increase in Europe, 3,900 barrels per day was due to the drilling of new wells in the context of the Ekofisk II redevelopment project in Norway. An additional 5,000 barrels per day of the total production increase was attributable to a full year's production from the Thelma field and increased flows from the Alba field after a successful de-bottlenecking project. Natural gas production in Europe decreased by 19.6 billion cubic feet, due mainly to Norway. In the United Kingdom, natural gas production was stable, increases resulting from the production start of the Armada and Everest fields and from a re-determination of ownership percentages for the Audrey field. The United Kingdom increases were offset by a reduction in natural gas production from Hewett and the Ann/Alison fields.

     In North America, operating revenue increased 68% to EUR 972 million in 1997. Natural gas volumes sold, which includes production and volumes sold through the Group's natural gas marketing activity, increased from 183 billion cubic feet in 1996 to 281 billion cubic feet in 1997. Of the volume increase,
17.8 billion cubic feet related to natural gas production increases is attributable to successful step-out drilling programs at core properties in South Texas and North Louisiana. Natural gas well-head prices increased from $2.41 in 1996 to $2.57 per thousand cubic feet in 1997. Although crude production was level between the periods, the average crude oil well-head price decreased by $1.40 per barrel to $17.90 per barrel. Both operating revenue and operating income include a gain on sale of assets amounting to EUR 7.4 million in 1997.

  OPERATING INCOME

     Upstream operating income was EUR 627 million in 1997 compared to EUR 599 million in 1996, an increase of 4%. The increase was due to operating revenue developments partially reduced for the effect of lower margins realized in North America on natural gas marketing activity and an increase in exploration costs.

     In 1997, PetroFina participated in the drilling of 27 exploration wells compared to 29 wells in 1996. Approximately 55% of wells drilled originate from existing discoveries of oil and gas reserves, thus allowing for the better evaluation of existing prospects. PetroFina's weighted average working interest in exploratory wells drilled was 40.4% in 1997 compared to 29.4 % in 1996.

     In Europe, operating income was EUR 579 million compared to EUR 545 million in 1996, an increase of 6.4%. The depletion rate of $ 3.06 per barrel (on a units-of-production basis) was largely unchanged in 1997 versus 1996. The impact of gradually commissioning Ekofisk II facilities, and downward revisions of Ann/ Alison reserves (-17.6 billion cubic feet) were virtually absorbed by the impact of positive revisions in the estimated Norwegian reserves. The downward revision in Ann/Alison's recoverable reserves resulted in an impairment writedown in Ann/Alison capitalized cost of EUR 12.4 million. Lifting costs have decreased to $4.14 per barrel in 1997 from $4.29 per barrel in 1996 due to efficiencies in production facilities.

     Exploration expenses for Europe amounted to EUR 55 million in 1997 compared to EUR 44 million in 1996.

     In North America, operating income was EUR 48 million in 1997 compared to EUR 54 million in 1996. The decrease in operating income mainly reflects higher dry hole expenses and lower natural gas marketing margins, partially offset by positive net developments in operating revenues. The increase in development costs and the downward revision in oil and gas reserves have led to an increase in the unit depletion rate (unit of production method) from $5.19 per barrel in 1996 to $5.51 per barrel in 1997. Lifting costs have decreased from $4.20 per barrel in 1996 to $3.58 per barrel in 1997. The drilling program in 1997 resulted in additions to reserves of 18 million barrels of oil equivalent, thereby allowing 121% of production to be replaced.

DOWNSTREAM: REVIEW OF OPERATIONS

  OPERATING REVENUE

     Downstream operating revenue in 1997 was EUR 14.2 billion compared to EUR
12.3 billion in 1996, an increase of 15%. Increases in European petroleum product prices more than offset reductions in North American realized prices, leading to a net increase in operating revenue in 1997 of EUR 446 million. The appreciation of the dollar and other European currencies versus the Belgian franc resulted in an additional EUR 470 million of reported operating revenue. Increases in product sales volumes, shop sales and service station revenues contributed the remainder of the 1997 increase. In addition, excise duties, which do not affect Group operating income, increased by EUR 719 million in 1997 compared to 1996. Total petroleum products sold increased by 4% in 1997 to 38.7 million tons compared to 1996.

     In Europe, operating revenue increased by 15% to EUR 11.5 billion in 1997 compared to EUR 10.0 billion in 1996. Excluding the effect of higher excise duties, the increase was EUR 835 million. Of this net increase, EUR 545 million related to increased product prices, EUR 174 million related to the reporting effect of currency exchange rate fluctuations, EUR 99 million related to increases in quantities sold, and EUR 50 million related to other operating revenues. Operating revenue of 1996 included EUR 25 million of gain on the disposal of assets.

     In North America, the operating revenue was EUR 2.7 billion in 1997 compared to EUR 2.3 billion in 1996. Appreciation of the dollar against the Belgian franc contributed EUR 296 million increase in reported operating revenue, increases in quantities sold contributed EUR 74 million, and higher excise duties added EUR 74 million. A decrease in average sale prices of petroleum products resulted in a EUR 99 million reduction in operating revenue compared to 1996. Shop sales and other operating revenue grew during 1997 by EUR 50 million.

  OPERATING INCOME

     Downstream operating income was EUR 298 million in 1997 compared to EUR 129 million in 1996. The growth in operating income is due to better refining performances, increased margins on European petroleum product sales, and the appreciation of the US dollar versus the Belgian franc.

     In Europe, Downstream refining throughput reached 445.310 barrels per day in 1997 compared to 440.550 barrels per day in 1996. The 1997 refining throughput was a new record for the Group and was accomplished in spite of a temporary shutdown of the Killingholm refinery in the United Kingdom for scheduled maintenance. Higher throughput and advantageous blending of crude oil feedstocks had a direct effect on Downstream operating income. The Group estimates that standard refining margins in northern European refineries increased on average $0.10 per barrel to $2.42 per barrel in 1997. The average refining margin for the Group's Europe refining activity grew by $0.56 per barrel in 1997 and remains above the estimated per barrel margin of the northern European industry.

     Marketing operating income in Europe improved in all countries where the Group operates with the exception of Norway, which remained adversely affected by severe price competition. Network sales have improved by 3% while the market growth was 1% on average during 1997. In accordance with the Group's marketing strategy, the Group restructured the management arrangements for a number of sales outlets which brought the stations under direct management. The reduction in management fees and the increase in non-fuel shop margins more than offset the resulting increase in personnel expenses.

     In North America, 1996 was characterized by very low industry wide Gulf Coast refining margins. In 1997, Gulf Coast refining margins improved which, together with record throughput volumes at the Group's North America refineries, resulted in improved refining yields and performance. Compared to 1996, Gulf Coast refining margins increased by $0.80 per barrel for the industry. The Group's average refining margins increased by $1.17 per barrel in 1997. Throughput in 1997 reached 223,700 barrels per day, a record high for the Group. Throughput in 1996 was 204,700 barrels per day and was affected by two temporary refinery shutdowns for scheduled maintenance.

     The increased operating income from refining operations was partially absorbed by losses incurred in the supply business resulting from lower crude oil prices and by a decrease in Marketing margins caused by lower North America product prices.

CHEMICALS: REVIEW OF OPERATIONS

  OPERATING REVENUE

     Operating revenue for the Chemicals segment increased by 19% to EUR 2.3 billion in 1997 from EUR 1.9 billion in 1996. For substantially all of the Group's product range, record production volumes were achieved. As a result, quantities of monomers and polymers sold increased by 6%, or EUR 149 million, in 1997. Exchange rate fluctuations increased reported operating revenue by EUR 124 million. Average sales price developments, particularly for Europe monomer products, contributed EUR 99 million to the increase. 1996 operating revenue included a gain on sales of assets amounting to EUR 7 million.

     In Europe, operating revenue increased by EUR 227 million to EUR 1,381 million in 1997, representing a 19.5% increase from 1996. The Group experienced price increases and volume increases within practically its entire range of monomer and polymer products. Monomer price developments, while still below 1995 levels, were positive in 1997 with price increases experienced both for ethylene and propylene.

     In North America, operating revenue increased by 18% to EUR 931 million in 1997. Excluding the effect on operating revenue from the appreciation of the US dollar, the increase was 3%. Sales volumes increased by 9.5% to contribute EUR 74 million to operating revenue in 1997 versus 1996. However, sales prices declined by 7% in the same period, adversely effecting comparative 1997 operating revenue by EUR 50 million. North American styrene prices dropped to the lowest level since 1993 due primarily to the impact of new production coming on-line during the year.

  OPERATING INCOME

     Chemicals operating income was EUR 259 million in 1997 compared to EUR 281 million in 1996, or a decrease of 8%. Increased plant efficiency due to higher production volume, increased Europe monomers (ethylene and propylene) margins and increased contribution from higher sales quantities were more than offset by the impact of reduced polymers margins and lower North American styrene margins.

     In Europe, operating income was EUR 151 million in 1997 compared to EUR 104 million in 1996. The improved performance is essentially linked to monomers, which have benefited from price stability of raw materials while experiencing some restoration in the sales price for ethylene and propylene. For polymer products, sales prices also increased in 1997, but to a lesser extent and were not sufficient to offset the increase in monomer prices. Monomers are the principal raw material for polymer production.

     In North America, operating income was EUR 108 million in 1997, which is 39% below the 1996 operating income of EUR 177 million. Unfavorable product price developments in North America more than offset the economies of scale realized at the Group's plants from higher production volumes. Sales volumes have grown by 9% but margins decreased by 50% due to unfavorable price developments resulting from greater industry capacity coming on-stream and due to increases in raw materials prices. The impact of declining margins was partially negated by the reporting effect of the appreciation in the dollar versus Belgian franc.

PAINTS: REVIEW OF OPERATIONS

  OPERATING REVENUE

     Paints operating revenue was EUR 780 million in 1997 compared to EUR 730 million in 1996, an increase of 7%. This increase was the result of higher sales volumes, contributing EUR 35 million, and the effect of exchange rates on reported operating revenues, contributing EUR 12 million. The increase in operating revenue is related mainly to the Marine, Anti-corrosion and Industrial sectors. The Decorative paints sector, while experiencing different developments in different countries, overall experienced slightly higher operating revenue in 1997 compared to 1996.

  OPERATING INCOME

     Operating income was EUR 40 million in 1997 compared to EUR 30 million in 1996. In both years, the operating income of Paints includes the direct costs of redevelopment activities for the Decorative paints sector, principally in France and Germany. The increase in 1997 operating income is the result of improved production capacity utilization, improved margins emanating from lower raw material costs, and from reductions in operating costs resulting from the redevelopment activities. The above improvements were partially offset by a write off of EUR 3 million for plant closure decisions in Germany and in Denmark.

IMPACT OF INFLATION AND CHANGING PRICES

     The Group's operations are not seasonal but are sensitive to crude oil and natural gas pricing, margins between crude oil and refined products, and chemicals margins. These factors are beyond the Group's ability to influence and are the result of global market developments. In the past, crude oil, natural gas and product prices have fluctuated in response to market and political forces. Oil and natural gas prices are also influenced by regional factors such as regional supply, alternative fuel costs, and weather. See also "Risk Management and Financial Instruments."

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

     Cash Flow amounted to EUR 1,425 million, EUR 1,417 million and EUR 1,090 million in 1998, 1997 and 1996, respectively.

     Cash provided by operating activities was EUR 1,094 million, EUR 1,337 million and EUR 913 million in 1998, 1997 and 1996, respectively.

     Capital expenditures, which include investment in affiliates and exploration expenses, amounted to EUR 1,256 million, EUR 1,082 million and EUR 822 million in 1998, 1997 and 1996, respectively.

     Net cash used in financing activities was EUR 27 million, EUR 273 million and EUR 199 million in 1998, 1997 and 1996, respectively. Dividend payments amounted to EUR 267 million, EUR 231 million and EUR 203 million in 1998, 1997 and 1996, respectively.

     Consolidated shareholders' equity was EUR 3,981 million, EUR 3,865 million and EUR 3,347 at the end of 1998, 1997 and 1996, respectively. The Group's ratio of interest-bearing debt to equity was 60% at the end of 1998, 53% at the end of 1997, and 60% at the end of 1996.

CAPITAL AND EXPLORATION EXPENDITURES

     Capital and exploration expenditures for 1998 amounted to EUR 1,256 million compared to EUR 1,082 million for 1997 and EUR 822 million in 1996. These expenditures included capitalized interest of EUR 55 million in 1998, compared to EUR 40 million and EUR 21 million in 1997 and 1996, respectively. Of the 1998 capitalized interest amount, EUR 39 million related to Upstream.

     Upstream capital and exploration expenditure totaled EUR 534 million in 1998, a decrease of 6% from EUR 571 million in 1997. European capital and exploration expenditure amounted to EUR 367 million compared to EUR 378 million in 1997 while North American expenditure amounted to EUR 167 million and EUR 193 million in 1998 and 1997, respectively. The largest expenditures related to the Ekofisk re-development, which was completed during 1998, while EUR 34 million and EUR 136 million were expended for various field development activities in the U.K. and North America, respectively. The remainder was principally incurred in exploration activities. Of the total exploration expenditure of EUR 97 million in 1998, EUR 52 million was expensed.

     Downstream capital expenditures in 1998 totaled EUR 281 million compared to EUR 250 million in 1997. The amounts reflected an increase in expenditures devoted to the extension and enhancement of the Group's marketing network in Europe.

     Chemicals capital expenditures in 1998 totaled EUR 277 million compared to EUR 223 million. Polymer production expansion programs, particularly in North America, totaled EUR 180 million in 1998.

     The 1999 capital expenditure budget is currently estimated to be EUR 1,054 million, EUR 392 million for Upstream, EUR 331 million for Downstream, EUR 273 million for Chemicals and EUR 58 million for Paints and other activities.

YEAR 2000

     PetroFina initiated a company-wide effort to address the issues that may arise when computer programs and embedded microprocessors are unable to properly distinguish the Year 2000. If not corrected, computer applications and date-sensitive equipment with embedded systems could cease to operate or generate erroneous data. The Group has appointed a project manager who coordinates Year 2000 activities in all countries in which PetroFina operates and reports progress on a regular basis to a specially formed executive board. Critical information and operating systems, including embedded microprocessors, have been inventoried and assessed. The Group's information technology (IT) systems are significantly Year 2000 compliant as a result of being primarily recent-release SAP software.

     PetroFina's approach includes the following five phases: (1) awareness: forming working groups at each of the plants and subsidiaries and informing customers and suppliers of plans and actions; (2) inventory: inventorying central systems, subsidiaries, and operating sites then arranging further external audits of major production facilities; (3) assessment and remediation planning: scheduling remediation or replacement activities and analyzing plant central control systems with the assistance of original suppliers; (4) remediation, including communicating with important suppliers and critical customers: to understand their compliance status and monitoring progress in accordance with the nature of the supply or service to protect the interests of the Group; (5) control testing and contingency planning: testing critical central IT systems and embedded systems in addition to developing contingency plans. The Group's Year 2000 activities have encountered no significant delays with all critical and important IT and embedded systems expected to be Year 2000 compliant by the second quarter 1999.

STATUS OF PETROFINA'S YEAR 2000 READINESS PROGRAM

                                                              ACTUAL AS OF     COMPLETION
                                                              DECEMBER 1998      TARGET
                                                              -------------  --------------
Awareness...................................................      100%
Inventory...................................................      100%
Assessment and remediation
  IT critical systems.......................................       80%         March 1999
  Other important applications..............................       60%         June 1999
  Embedded systems..........................................       60%         June 1999
  Suppliers and partners....................................     ongoing       June 1999
Testing and contingency
  Central IT testing........................................     limited       June 1999
  Other critical IT testing.................................     limited     September 1999
  Contingency plans.........................................   in planning    October 1999

     The estimated incremental cost of PetroFina's Year 2000 compliance efforts, including costs through joint ventures and partnerships, is estimated to be EUR 25 million, of which about EUR 10 million had been expended as of December 31, 1998. The total budget includes approximately EUR 14 million solely related to Year 2000 compliance software upgrades or repairs, which is expensed as incurred. The estimated total cost of hardware and system replacement to improve business functionality and provide Year 2000 compliance is EUR 11 million. These costs may qualify for capitalization. All Year 2000 costs are funded with cashflow from operations and, based on current plans, are not considered material to the Group's financial results. No significant IT or other projects have been deferred as a result of the Year 2000 effort.

     PetroFina believes that the compliance program currently implemented will significantly reduce the risk of a major Year 2000 business interruption. Analysis of most likely failure scenarios and development of contingency plans to mitigate disruptions has recently been initiated and will accelerate in 1999. Although the Group's efforts have been significant, it is possible that failures of one or more critical systems or suppliers could cause a material adverse effect on PetroFina's results of operations, liquidity or financial condition. The cost of potential disruptions cannot be reasonably assessed given the degree of uncertainty and innumerable possibilities of Year 2000 disruptions.

EUROPEAN MONETARY UNION

     On January 1, 1999, eleven participating member nations of the EU adopted the Euro as their official legal currency. Fixed conversion rates were established between the Euro and the existing national currencies. PetroFina is a supporter of the rapid adoption of the single European currency. The Group started to transact business in Euro with customers, suppliers, shareholders, banks and the capital markets as necessary during the transition period beginning January 1, 1999, and the Group has implemented a plan convert its business systems to Euro by the fourth quarter of 1999. The deadline for conversion to the Euro is January 1, 2002. The Group has significant manufacturing and marketing in the participating countries and anticipates that there will be increased efficiencies from the introduction of the Euro, although no estimate has been made and there can be no assurance as to such efficiencies. PetroFina expects to incur costs of Euro 4 million on Euro-related expenditures through 2002, of which Euro 1 million has been spent. PetroFina adopted the Euro as its reporting currency on December 31, 1998. The Group does not expect that the introduction of the Euro will have a material impact on financial condition, liquidity or results of operations.

ENVIRONMENTAL COSTS

     PetroFina is engaged in industrial operations that are subject to environmental risks. In this context, the Group is subject to changing environmental laws and regulations which may in the future require the Group to meet more stringent emissions standards or take remediation actions for contaminated sites.

     The Group has accrued EUR 261 million as of December 31, 1998 related to the estimated costs of site restorations and remediation activities. Accruals are established when the Group determines that events have occurred which require remediation under existing laws and regulations related to plants or other facilities, currently owned or previously disposed. Due to inherent uncertainties of the estimation process and the background of changing laws and regulations, it is reasonably possible that provisions will be subject to revision. In addition, new conditions related to PetroFina's operations that would require future expenditures could be discovered. The amount of such future costs is not determinable due to the unknown existence and extent of corrective actions that may be necessary.

     The Group's recent major capital expenditure programs in its Downstream and Chemicals segments over the past six years have been carried out with due consideration to the requirements of existing and expected legal and regulatory environmental developments regarding air and water emissions as well as compliance with the EU's Stage I vapor recovery requirements at major depots, loading facilities and service stations.

     The Stage II vapor recovery requirements would place stringent obligations at all petrol service stations (within the EU). In certain countries, where the majority of the Group's European retail operations are located, legislation has already been adopted requiring compliance of all newly built and certain categories of existing stations.

     The Group's new service station building programs and station rebuilding programs have been designed to enable the stations to comply with future Stage II requirements with minimal additional costs or to provide current compliance where necessary.

     At certain older stations, the cost of Stage II compliance is not considered justifiable. Current and future legislation will result in closure of a number of stations for the Group as well as for most of its competitors. The Group has assessed the implication of current legislation and the potential impact of implementation in those countries not yet concerned. The Group believes that the measures do not affect the Group's competitive market position, nor do they materially affect the Group's consolidated financial position, results of operations or cash flows.

NEW ACCOUNTING PRONOUNCEMENTS

     In 1998, the Group adopted the provisions of three Statement of Financial Accounting Standards (SFAS): SFAS 130, Reporting Comprehensive Income, SFAS 131, Disclosures about Segments of an Enterprise and Related Information and SFAS 132, Employers' Disclosures about Pensions and Other Postretirement Benefits (an amendment of FASB Statements No. 87, 88 and 106). Required disclosures have been made and prior years' information has been reclassified for the impact of FASB Statements 130, 131 and 132. The cumulative effect of adopting these three new standards was not material to the Group's financial statements as the SFAS's related primarily to disclosure items.

     In June 1998, the Financial Accounting Standards Board issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities; which revises the accounting for derivative financial instruments. The Group is currently analyzing the impact of this statement, which is required to be adopted in 2000, and does not expect the statement to have a material impact on the Group's financial position, results of operations or cash flows.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FINANCIAL INSTRUMENTS

 INTEREST RATE SENSITIVITY

     The tables below provide information about PetroFina's financial instruments that are sensitive to interest rate changes. These include long term debt and interest rate swaps.

     For long term debt, the table presents principal cash flows and the average interest rates related to these cash flows per expected maturity date, after currency swap effects. For interest rate swaps, the table presents for the next five years and thereafter the nominal contract amounts by expected maturity date and the weighted average of the interest rates related to these amounts. Nominal amounts are used to calculate the contractual payments to be exchanged under the contracts. Weighted average variable rates are based on implied forward rates of the yield curve on December 31, 1998. The information is presented in EUR equivalent, which is PetroFina's reporting currency. Cash flows are denominated in various currencies, as indicated in parentheses.

                  EXPECTED MATURITY DATE ON DECEMBER 31, 1998

                                                                                             TOTAL
                                                                                            NOMINAL    FAIR
                                       1999    2000    2001    2002    2003    THEREAFTER    VALUE     VALUE
                                       ----    ----    ----    ----    ----    ----------   -------    -----
                                                            (EUR EQUIVALENT IN MILLIONS)
Long Term Debt
  -- Fixed Rate (US$)................   53.6    48.6   133.4    24.6    52.0      38.0       350.2      379.9
Average Interest Rate................   6.86%   6.89%   6.97%   7.36%   6.93%     9.01%
  -- Fixed Rate (EUR)................    0.1   238.1     0.1     0.1     0.1       2.7       241.2      255.0
Average Interest Rate................   4.80%   8.84%   9.53%  10.70%  10.70%     0.94%
  -- Fixed Rate (GBP)................    3.3     0.9     0.6     0.2      --        --         5.0        5.3
Average Interest Rate................  10.15%  10.67%  10.63%  10.50%     --        --
  -- Fixed Rate (Other)..............     --      --     0.4      --     0.8       0.1         1.3        1.2
Average Interest Rate................     --      --    2.50%     --    2.50%       --
  -- Variable Rate (US$).............     --     0.5    55.7   415.7    85.7     129.3       686.9      686.9
Average Interest Rate................     --    5.39%   5.25%   5.27%   5.40%     5.47%
  -- Variable Rate (NOK).............   13.6    28.9    28.9    28.9    28.9     168.8       298.0      297.9
Average Interest Rate................   6.30%   5.11%   5.66%   5.83%   5.81%     5.89%
  -- Variable Rate (EUR).............    2.1     2.1     2.1     2.1     2.1      89.0        99.5       99.7
Average Interest Rate................   3.35%   3.16%   3.56%   3.87%   4.18%     4.53%
                                       -----   -----   -----   -----   -----     -----      ------    -------
  -- Total Long Term Debt
    (including current portion of
    long term debt)..................   72.8   319.0   221.2   471.6   169.6     427.9      1,682.1   1,726.0
                                       =====   =====   =====   =====   =====     =====      ======    =======

     The table above summarizes PetroFina's long term debt after currency swap effects which convert 5 million equivalent EUR of Spanish peseta denominated debt into USD denominated debt and 300 million equivalent EUR of USD denominated debt into NOK denominated debt. The other category includes debts denominated in DKK and JPY.

                  EXPECTED MATURITY DATE ON DECEMBER 31, 1998

                                                                                               TOTAL
                                                                                              NOMINAL   FAIR
                                            1999   2000   2001    2002   2003    THEREAFTER    VALUE    VALUE
                                            ----   ----   ----    ----   ----    ----------   -------   -----
                                                              (EUR EQUIVALENT IN MILLIONS)
Interest Rate Swaps
  -- Variable to Fixed (US$)..............  42.0    --     43.0   77.0   135.0     215.0       512.0    (36.0)
  -- Average Pay Rate.....................  7.64%   --     6.22%  7.68%   7.21%     6.95%
  -- Average Receive Rate.................  5.01%   --     5.28%  5.43%   5.53%     5.58%
Fixed to Variable (US$)...................   --     --    122.0   21.0    28.0        --       171.0      7.0
  -- Average Pay Rate.....................   --     --     5.35%  5.42%   5.53%       --
  -- Average Receive Rate.................   --     --     6.87%  6.58%   6.71%       --
                                            ----    --    -----   ----   -----     -----       -----    -----
         Total Interest Rate Swaps........  42.0    --    165.0   98.0   163.0     215.0       683.0    (29.0)
                                            ====    ==    =====   ====   =====     =====       =====    =====

     PetroFina tries to use the most cost-effective means to fund the Group's operating and capital needs. Fixed or variable debt will be borrowed in various currencies. To manage risk arising from fluctuations in interest rates and currency exchange rates, and therefore maintain the efficient debt mix, PetroFina utilizes currency and interest rate swaps.

     After currency and interest rate swaps, approximately 56% of PetroFina's long term debt is fixed rate debt. The main currencies of denomination of this fixed long term debt are Belgian franc (shown above as EUR) and United States dollars. Approximately 73% of the fixed long term debt is denominated in USD, 62% of the long term debt is USD debt and 47% of the variable rate debt is also denominated in USD.

     Due to the current currency mix of PetroFina's debt, the Group is exposed to changes in short term US interest rates. However, it is widely believed that this does not pose a significant risk as a substantial portion of the Group's cash flows are generated by U.S. subsidiaries or by dollar-related activities, which are positively correlated to the changes in short term U.S. interest rates.

EXCHANGE RATE SENSITIVITY

     The table below provides information concerning PetroFina's financial instruments by functional currency. This information is presented in EUR equivalent. Information on instruments that are sensitive to foreign currency exchange rates are thereby summarized, including debt denominated in currencies other than the company's reporting currency and currency swap agreements. Principal cash flows from debt obligations are presented by expected maturity dates with their related weighted average interest rates. For the currency swap agreements, the table presents for the next five years and thereafter the nominal contract amounts by expected maturity date and the weighted average of the exchange rates related to these amounts. Nominal amounts are used to calculate the contractual payments to be exchanged under the contracts.

                             EXPECTED MATURITY DATE

                                                                                               TOTAL
                                                                                              NOMINAL   FAIR
                                           1999   2000   2001    2002    2003    THEREAFTER    VALUE    VALUE
                                           ----   ----   ----    ----    ----    ----------   -------   -----
                                                              (EUR EQUIVALENT IN MILLIONS)
On-balance Sheet Financial Instruments:
  -- GBP (L) Functional Currency Debt
  -- Fixed Rate (ESP)....................  1.56   1.56   1.56     0.77      --        --        5.45     6.13
  -- Average Interest Rate...............  8.2%   8.2%   8.2%      8.2%     --
  -- Fixed Rate (US$)....................  2.82   2.82   2.82     2.82   11.29     36.70       59.27    74.20
  -- Average Interest Rate...............  9.1%   9.1%   9.1%      9.1%    9.1%      9.1%
Derivative Financial Instruments:
  -- GBP (L) Functional Currency
  -- Currency Swap (Receive ESP/Pay US$)
  -- Contract Amount.....................                         11.0                          11.0     (3.0)
  -- Average Exchange Rate...............                       0.0088

     The Group will normally enter into currency swaps to manage its exposure to adverse movements in exchange rates on its foreign currency denominated debt.

     Neither the currency swaps nor the related foreign currency denominated debt instruments have been included in the above tables when such swaps effectively eliminate the foreign currency exposure in the cash flows of the related foreign currency denominated debt instrument. As a result, the total nominal value and fair value of the above currency swaps will vary slightly from the derivative instruments disclosures in the audited financial statements.

     PetroFina also enters into foreign exchange forward contracts to manage its exposure to fluctuations in foreign currency denominated receivables and payables. Most of these contracts mature within three months.

     Management believes that these financial instruments do not subject PetroFina to material risk due to foreign exchange movements because gains or losses on these contracts will offset gains or losses on the assets, liabilities and transactions being hedged. See Note 14 to the Consolidated Financial Statements.

COMMODITY PRICE SENSITIVITY

     PetroFina also enters into crude oil and refined products futures and forward contracts to minimize short term price risks related to the supply and sale of these products, respectively. Natural gas futures are also used to hedge Upstream's North America equity production. At December 31, 1998, the fair value of these commodity derivative instruments was EUR 6 million.

     The value of these contracts is sensitive to changes in commodity prices. If the price of the underlying commodities change, it would have the opposite effect on the fair value of the Group's commodity derivative instruments. Based on an undiscounted cash flow approach, decreasing the forward rates of these commodities by 10% would decrease the fair value of these instruments by EUR 1.5 million, while increasing the forward rates by 10% would increase the fair value of these instruments by EUR 1.5 million. Given that there is no economic basis for predicting the magnitude of the change that will occur, the Company has assumed a 10% positive and negative change.

     The level of derivative commodity instruments is immaterial to the Group's actual level of transactions. Therefore the changes in fair values noted above would not have a material effect on the Group's results of operations or financial position.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

BOARD OF DIRECTORS

     Set forth below for each director of the Company as of March 15, 1999, are his name, position with the Company, the date as of which he initially commenced serving as a director, the date his current term as a director expires and his citizenship. All directors listed below are citizens of Belgium, except for Mr. Vieira (Portugal); Messrs. Calvet, Dejouany and Mestrallet (France); and Messrs. Desmarais, Sr., Desmarais, Jr. and Mulroney (Canada). Mr. de Rudder and Mr. Samyn are citizens of both Belgium and France, and Mr. Beffa is a citizen of both France and Switzerland.

                                                                                DIRECTOR    TERM
                     NAME                                  POSITION              SINCE     EXPIRES
                     ----                                  --------             --------   -------
Albert Frere..................................  Chairman                          1986      2001
Francois Cornelis.............................  Vice Chairman, Chief Executive    1986      2001
                                                Officer & Managing Director
Etienne Davignon..............................  Vice Chairman                     1990      2002
Axel de Broqueville...........................  Executive Director, Chemicals     1989      2001
Michel-Marc Delcommune........................  Executive Director, Corporate     1992      2001
                                                Finance
Henrique Bandeira Vieira......................  Executive Director, Marketing     1990      2002
Jean-Louis Beffa..............................  Director                          1988      2000
Yves Boel.....................................  Director                          1986      2001
Jacques Calvet................................  Director                          1990      2001
Guy Dejouany..................................  Director                          1990      2002
Paul Desmarais, Sr............................  Director                          1988      2000
Paul Desmarais, Jr............................  Director                          1992      2001
Paul Janssen..................................  Director                          1987      1999
Jean-Pierre de Launoit........................  Director                          1987      1999
Gerard Mestrallet.............................  Director                          1994      2000
Brian Mulroney................................  Director                          1994      2000
Thierry de Rudder.............................  Director                          1990      2003
Gilles Samyn..................................  Director                          1990      2002
Luc Wauters...................................  Director                          1984      2002

     Mr. Desmarais, Sr. and Mr. Desmarais, Jr. are father and son. Mr. Vieira and Mr. Delcommune are brothers-in-law.

     Baron Albert Frere is Chairman and Managing Director of Groupe Bruxelles Lambert S.A. He is also Chairman of the Boards of Directors of Electrafina S.A., Erbe S.A., and Frere-Bourgeois S.A.; Vice President of COBEPA S.A.; and Vice-Chairman and Managing Director of Pargesa Holding S.A. He is also a director of CLT-UFA, LVMH and TF1. He is a member of the Supervisory Board of Suez Lyonnaise des Eaux S.A. and an honorary member of the Council of Regents of the Banque Nationale de Belgique. He was elected a director of the Company in 1986 and Chairman in 1990.

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

     Viscount Etienne Davignon is the Executive Chairman of Societe Generale de Belgique S.A. He is a director of various companies both within and outside the Societe Generale de Belgique group of companies. He has been active in public affairs, in particular in the Belgian Ministry of Foreign Affairs, as the first president of the International Energy Agency and as vice-president of the European Commission. He was elected a director and Vice-Chairman of the Company in 1990.

     Mr. Axel de Broqueville graduated from the University of Louvain with a degree in electronic engineering in 1966 and also holds an M.S. in Aeronautics from Imperial College, London. He joined PetroFina in 1970 and held a number of positions in Belgium and the United States before returning to PetroFina's headquarters in Brussels. In 1985 he became Senior Vice-President, Chemicals and was elected an Executive Director of the Company in 1989.

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

     Mr. Henrique Bandeira Vieira graduated as a mining engineer from the University of Lisbon in 1958, and holds an M.S. in Petroleum Engineering from Stanford University and an M.B.A. from Boston University. He joined PetroFina in 1959 and has held several positions both in upstream and downstream in the United States, Angola, Belgium and the U.K. In 1985 he became Senior Vice President, Exploration and Production and he was elected an Executive Director of the Company in 1990. In 1997 he was appointed Executive Director, Marketing.

     Mr. Jean-Louis Beffa is the Chairman and Chief Executive Officer of Compagnie de Saint-Gobain and Vice-Chairman of Vivendi S.A. He is also a member of the Board of Directors of Banque Nationale de Paris. He was elected a director of the Company in 1988.

     Mr. Yves Boel is the Chairman of the Board of Directors and Chairman of the Executive Committee of Sofina S.A. He is also Vice-Chairman of Tractebel S.A. and a director of GIB. He was elected a director of the Company in 1986.

     Mr. Jacques Calvet is a director of Vivendi S.A., the Athena Group, Societe Generale S.A. (France), and the Publicite Francaise. He is a member of the Supervisory Board of Groupe Andre S.A., AXA-UAP and Cottin Freres and a consulting advisor to the Banque de France. He has been active in public affairs, in particular at the French Ministry of Economy and Finance, and has been the President of the Board of Management of Peugeot S.A. He was elected a director of the Company in 1990.

     Mr. Guy Dejouany is Honorary President of Vivendi S.A. He is a member of the Board of Directors of Vivendi S.A., Alcatel, Canal+, Havas, Electrafina S.A. and Societe Generale S.A. He is also a member of the Supervisory Board of AXA-UAP. He was elected a director of the Company in 1990.

     Mr. Paul Desmarais, Sr. is the Chairman of the Executive Committee and a Director of Power Corporation of Canada. Mr. Desmarais also serves as Chairman of the International Advisory Council to Power Corporation of Canada. He is Chairman of the Board and Managing Director of Pargesa Holding S.A. (Switzerland), a director of a large number of other companies. He is also a member of the International Advisory Committee of Chase Manhattan Bank, N.A., Barrick Gold Corporation, China International Trust and Investment Corporation (CITIC) and of the Supervisory Board of AXA-UAP and of Compagnie Financiere de Paribas. He was elected a director of the Company in 1988.

     Mr. Paul Desmarais, Jr. is the Chairman of the Board and Co-Chief Executive Officer of Power Corporation of Canada. He is also Chairman of the Board of Power Financial Corporation, Vice-President of the Supervisory Board of IMETAL and a director of a large number of other companies. He is a member of the Board of INSEAD. He was elected a director of the Company in 1992.

     Baron Paul Janssen is the Chairman of Janssen Research Foundation Worldwide. He is the author of a number of scientific publications and the owner of a large number of patents. He was elected a director of the Company in 1987.

     Count Jean-Pierre de Launoit is Chairman of Royale Belge S.A., and RTL-TVi. He is a director of GIB Group and of Groupe Bruxelles Lambert France. He was elected a director of the Company in 1987.

     Mr. Gerard Mestrallet is the Chairman of the Managing Board of Suez Lyonnaise des Eaux. He is also Vice-Chairman of the Board and chairman of the Executive Committee of Societe Generale de Belgique and Chairman of the Board of Tractebel. He is also a director of Compagnie de Saint-Gobain, and a member of the Supervisory Board of AXA. He was elected a director of the Company in 1994.

     The Right Honorable Brian Mulroney was the Prime Minister of Canada from 1984 until 1993. In 1993, Mr. Mulroney became a Senior Partner in Ogilvy Renault. He is Chairman of Forbes Global Business and Finance and Chairman of the International Advisory Board of Barrick Gold Corporation and a director of other large companies. He was elected a director of the Company in 1994.

     Mr. Thierry de Rudder is Managing Director of Groupe Bruxelles Lambert S.A. and Electrafina. He is also a member of the Board of Directors of Audiofina, Compagnie Nationale a Portefeuille S.A., Monument Oil and Gas p1c., Tractebel and Societe Generale de Belgique S.A. He was elected a director of the Company in 1990.

     Mr. Gilles Samyn is Managing Director of Frere-Bourgeois, Compagnie Nationale a Portefeuille S.A. and Erbe S.A. He is a member of the Executive Committee of Pargesa and Groupe Bruxelles Lambert, and a Director of other companies including IMETAL and CLT-UFA. He is the Chairman of the Board of various companies including Transcor. He was elected a director of the Company in 1990.

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

EXECUTIVE OFFICERS

     The Company's current executive officers and the first date as of which he served as an executive officer are set forth below.

                                                                                         EXECUTIVE
                 NAME                                     POSITION                     OFFICER SINCE
                 ----                                     --------                     -------------
Francois Cornelis.....................  Chief Executive Officer and Managing Director      1984
Axel de Broqueville...................  Executive Director, Chemicals                      1985
Michel-Marc Delcommune................  Executive Director, Corporate Finance,             1990
                                        Information Technology and Telecommunications
                                        and Human Resources
Henrique Bandeira Vieira..............  Executive Director, Marketing                      1985
William Bracke........................  General Manager, Research                          1990
Wayne Brenckle........................  General Manager, Manufacturing and Logistics       1990
Jean Castelein........................  General Manager, Health, Safety, Environment       1995
                                        & Quality
Quentin de Borrekens..................  General Manager, Supply                            1998
Francois Vincke.......................  Secretary General, Legal                           1988

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

     For the year ended December 31, 1998, the aggregate amount paid by the Company for compensation of its directors and executive officers as a group (27 persons) for services in all capacities was approximately EUR 4.8 million.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     Under Belgian law, shareholders of the Company have preferential subscription rights, in proportion to the number of PetroFina Shares held by them, in respect of issues of new PetroFina Shares for cash by the Company. This preferential subscription right, however, may be either limited or removed by a resolution passed at a general meeting of shareholders. At the general meeting of shareholders on May 10, 1996, the Board was authorized, for a period of five years (expiring on June 22, 2001) to limit or remove the preferential subscription rights in connection with an increase in the Company's subscribed capital of up to EUR 372 million (BEF 15 billion) (8,055,054 PetroFina Shares). Such permission may be renewed, through a vote at a general meeting of shareholders. The Board has removed the preferential subscription rights with respect to the issuance of the PetroFina Warrants and the issuance of PetroFina ADSs upon exercise of the PetroFina Warrants.

     On May 29, 1997, the Company decided to issue warrants ("Employee Warrants") to purchase 150,000 PetroFina Shares to its employees, including its executive officers. The Employee Warrants have an exercise price of EUR 309.87 per PetroFina Share and will expire on June 30, 2000. On June 30, 1998, 39,340 Employee Warrants were exercised. No Employee Warrants will be issued to any director who is not also an executive officer of the Company.

     On August 5, 1998, the Company issued 4,451,060 PetroFina Warrants as part of the consideration offered in connection with the consummation of the Merger. Each PetroFina Warrant may be exercised to purchase nine-tenths (0.9) of one PetroFina ADS. The PetroFina Warrants are exercisable at any time prior to the close of business on August 5, 2003 and have an exercise price of US $42.25 per PetroFina ADS. Thus, a holder of 10 PetroFina Warrants may purchase nine PetroFina ADSs for an aggregate purchase price of US $380.25. As of March 1, 1999, 2101 PetroFina Warrants had been exercised. See "Item 1. Description of Business -- Acquisition of Fina, Inc."

     Other than the Employee Warrants and the PetroFina Warrants, there are no outstanding options or warrants to acquire PetroFina Shares.

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

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

     Not applicable.

                                    PART IV

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     See pages F-1 through F-40, incorporated herein by reference.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(TO COME)

(A) FINANCIAL STATEMENTS

                                                              PAGE NO.
                                                              --------
Reports of Independent Auditors.............................     F-1
Consolidated Balance Sheets at December 31, 1998, 1997 and
  1996......................................................     F-9
Consolidated Statements of Income for the Years Ended
  December 31, 1998, 1997 and 1996..........................    F-10
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1998, 1997 and 1996..........................    F-11
Consolidated Statements of Shareholders' Equity.............    F-12
Consolidated Statements of Comprehensive Income.............    F-12
Notes to Consolidated Financial Statements..................    F-13
Financial Statement Schedule................................    F-39

(B) EXHIBITS

     The following documents are filed as part of this Registration Statement:

        Exhibit 23.1 Consent of Deloitte & Touche

        Exhibit 23.2 Consent of Klynveld Peat Marwick Goerdeler Reviseurs d'Enterprises

        Exhibit 23.3 Consent of Klynveld Peat Marwick Goerdeler Reviseurs d' Enterprises

        Exhibit 23.4 Consent of KPMG Accountants, NV

        Exhibit 23.5 Consent of KPMG LLP

        Exhibit 23.6 Consent of KPMG Peat Marwick

        Exhibit 23.7 Consent of KPMG Audit Plc

        Exhibit 23.8 Consent of KPMG

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

Date:   March 23, 1999

[DELOITTE & TOUCHE LOGO]

                          INDEPENDENT AUDITORS' REPORT

To the Directors and Shareholders of
PetroFina S.A.

     We have audited the accompanying consolidated balance sheets of PetroFina S.A. and subsidiaries as of December 31, 1998, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain subsidiaries which statements reflect total assets constituting 16.8%, 45.0% and 51.5%, respectively, of consolidated total assets at December 31, 1998, 1997 and 1996, and total revenues constituting 10.6%, 33.9% and 46.6%, respectively of consolidated total revenues for the years then ended. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such subsidiaries, before conversion to generally accepted accounting principles in the United States, is based solely on the reports of such other auditors.

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

     In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of PetroFina at December 31, 1998, 1997 and 1996, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.

/s/ Michel Denayer

Michel Denayer
Statutory Auditor
Deloitte & Touche Reviseurs d'Entreprises scc

Brussels, Belgium
March 23, 1999

[KPMG LOGO]

                          INDEPENDENT AUDITORS REPORT

To the Directors of
Fina Europe NV

     We have audited the balance sheets of Fina Europe NV (a 99,9 percent subsidiary of PetroFina S.A.) as of 31 December 1998, 1997 and 1996 and related statements of income for each of the three years in the period ended December 31, 1998 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fina Europe N.V. at December 31, 1998, 1997 and 1996, and the results of its operations for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles in Belgium.

Antwerp, Belgium
March 22, 1999

Klynveld Peat Marwick Goerdeler Reviseurs d'Entreprises
Represented by

/s/ L. Ruysen

L. Ruysen

[KPMG LOGO]

                          INDEPENDENT AUDITORS REPORT

To the Directors of
Fina Raffinaderij Antwerpen NV

     We have audited the balance sheets of Fina Raffinaderij Antwerpen NV (a 99,9 percent subsidiary of PetroFina S.A.) as of December 31 1998, 1997 and 1996 and related statements of income for each of the three years in the period ended December 31, 1998 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fina Raffinaderij Antwerpen N.V. at December 31, 1998, 1997 and 1996, and the results of its operations for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles in Belgium.

Antwerp, Belgium
March 22, 1999

Klynveld Peat Marwick Goerdeler Reviseurs d'Entreprises
Represented by

/s/ L. Ruysen

L. Ruysen

[KPMG LOGO]

                          INDEPENDENT AUDITORS' REPORT

To the Directors of
PetroFina S.A.

     We have audited the balance sheets of Sigma Coatings B.V. (a wholly-owned subsidiary of PetroFina S.A.) as of December 31, 1998, 1997 and 1996 and the related statements of income for each of three years in the period ended December 31, 1998 (not presently separately herein). These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sigma Coatings B.V. as of December 31, 1998, 1997 and 1996, and the results of its operations for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles in the Netherlands.

     The Hague, the Netherlands, March 23, 1999

/s/ KPMG Accountants NV

Ref: J.F.C. van Everdingen

[KPMG LOGO]

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Petrofina S.A.:

     We have audited the accompanying consolidated balance sheets of Petrofina Delaware, Incorporated and subsidiaries (a wholly-owned subsidiary of PetroFina S.A.) as of December 31, 1997 and 1996, and the related consolidated statements of earnings, stockholder's equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petrofina Delaware, Incorporated and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ KPMG LLP

Dallas, Texas
January 26, 1998

[KPMG LOGO]

                          INDEPENDENT AUDITORS' REPORT

To the Directors of
PetroFina S.A.

     We have audited the balance sheets of Brittany Insurance Company Ltd. (a wholly-owned subsidiary of PetroFina S.A.) as of December 31, 1998, 1997 and 1996 and related statements of income and cash flows for each of the years in the three-year period ended December 31, 1998 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brittany Insurance Company Ltd. at December 31, 1998, 1997 and 1996 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles in the United States.

/s/ KPMG PEAT MARWICK

Chartered Accountants
Hamilton, Bermuda
March 22, 1999

[KPMG LOGO]

REPORT OF INDEPENDENT AUDITORS

To the Directors of
Fina Plc

     We have audited the balance sheet of Fina plc (a wholly-owned subsidiary of PetroFina SA) as of December 31, 1996 and the related statements of profit and loss and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     The basis of valuation of stock in the accompanying balance sheets, which has been applied consistently since 1971, does not comply with Statement of Standard Accounting Practice Number 9 (Revised) in that cost is ascertained, in part, on a last in first out basis. Were stock to have been valued on a first in first out basis, the value of stock in the balance sheet would have increased by L4,880,000 as of December 31, 1996 and the profit before taxation for the year ended December 31, 1996 would have increased by L1,788,000.

     In our opinion, except for the effects of valuation of stock as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Fina plc as of December 31, 1996 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United Kingdom.

/s/ KPMG AUDIT PLC

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London, England
April 14, 1997

[KPMG LOGO]

                         REPORT OF INDEPENDENT AUDITORS

To the Directors of
Fina Exploration Norway SCA:

     We have audited the balance sheet of The Branch of Fina Exploration Norway SCA (a wholly-owned subsidiary of Petrofina SA) as of December 31, 1996 and the related statements of profit and loss and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Branch of Fina Exploration Norway SCA as of December 31, 1996, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in Norway.

Sandvika, January 27, 1997
KPMG as

/s/ Jo/rgen Lorentzen-Styr

Jo/rgen Lorentzen-Styr

                                   PETROFINA

                       CONSOLIDATED FINANCIAL STATEMENTS

                          CONSOLIDATED BALANCE SHEETS
                                (in EUR million)

                                                               FOR THE YEARS ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                              1998     1997    1996
                                                              -----   ------   -----
FIXED ASSETS
Intangible Assets...........................................     65       56      50
Goodwill....................................................     88        1       1
Tangible Assets.............................................  5,738    5,829   5,235
Financial Assets............................................    213      171     163
Other Assets................................................    320      291     278
                                                              -----   ------   -----
                                                              6,424    6,348   5,727
CURRENT ASSETS
Stocks......................................................    978    1,278   1,194
Trade Debtors...............................................  1,581    1,823   1,712
Other Debtors...............................................    407      301     270
Marketable Securities.......................................    179      165     121
Cash and Cash Equivalents...................................     66       90      68
                                                              -----   ------   -----
                                                              3,211    3,657   3,365
          Total Assets......................................  9,635   10,005   9,092
                                                              =====   ======   =====
CREDITORS AMOUNTS FALLING DUE WITHIN ONE YEAR
Finance Debt................................................    849      748     884
Income Tax Payable..........................................     61      221     251
Trade Creditors.............................................  1,102    1,306   1,140
Other Creditors.............................................    813      917     918
                                                              -----   ------   -----
                                                              2,825    3,192   3,193
CREDITORS AMOUNTS FALLING DUE AFTER ONE YEAR
Finance Debt................................................  1,609    1,487   1,223
PROVISIONS FOR LIABILITIES AND CHARGES
Deferred Taxation...........................................    560      658     565
Other Provisions............................................    658      633     621
                                                              -----   ------   -----
                                                              2,827    2,778   2,409
Minority Interest...........................................      2      170     143
SHAREHOLDERS' EQUITY
Subscribed Capital..........................................  1,083    1,081   1,073
Share Premium...............................................    676      647     603
Retained Earnings...........................................  2,870    2,671   2,355
Accumulated Other Comprehensive Income......................   (648)    (534)   (684)
                                                              -----   ------   -----
                                                              3,981    3,865   3,347
          Total Liabilities and Shareholders' Equity........  9,635   10,005   9,092
                                                              =====   ======   =====

          See accompanying notes to consolidated financial statements.
 All amounts were restated in Euros based on the January 1, 1999 rate (40.3399
                                 BEF per EUR).

                                   PETROFINA

                       CONSOLIDATED STATEMENTS OF INCOME
          (in EUR million, except number of shares and per share data)

                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                           ------------------------------------
                                                              1998         1997         1996
                                                           ----------   ----------   ----------
Operating Revenue including Duties and Excise Taxes......      17,049       18,023       15,423
Earnings from Investments, Equity Interests..............          44           34           36
                                                           ----------   ----------   ----------
Total Revenue............................................      17,093       18,057       15,459
Cost of Products Sold....................................      (6,817)      (7,828)      (6,433)
Duties and Excise Taxes..................................      (6,277)      (5,802)      (5,130)
Direct Operating Expenses................................      (1,497)      (1,441)      (1,352)
Sales, General and Administrative Costs..................        (794)        (754)        (686)
Depreciation, Depletion and Amortization.................        (731)        (712)        (589)
Exploration Costs........................................         (67)        (108)         (75)
Other Operating Costs....................................        (215)        (228)        (190)
Early Retirement Costs...................................         (12)         (23)         (28)
                                                           ----------   ----------   ----------
OPERATING INCOME.........................................         683        1,161          976
Interest Expense.........................................        (132)        (116)        (138)
Other Financial Income, Net..............................          53            2           13
                                                           ----------   ----------   ----------
Income before Taxes and Minority Interests...............         604        1,047          851
Current Income Tax.......................................        (181)        (417)        (404)
Deferred Income Tax......................................          49          (67)         (34)
Minority Interest........................................          (6)         (16)         (18)
                                                           ----------   ----------   ----------
NET INCOME...............................................         466          547          395
Basic Earnings per Share.................................       19.89        23.42        17.00
Diluted Earnings per Share...............................       19.88        23.42        17.00
Weighted average number of Shares used to calculate
  (Basic)................................................  23,440,102   23,350,612   23,252,764
Weighted average number of Shares used to calculate
  (Diluted)..............................................  23,453,053   23,350,612   23,252,764

          See accompanying notes to consolidated financial statements.
 All amounts were restated in Euros based on the January 1, 1999 rate (40.3399
                                 BEF per Euro).

                                   PETROFINA

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (in EUR million)

                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                              ----------------------------------
                                                               1998          1997          1996
                                                              -------       -------       ------
CASH-FLOW FROM OPERATING ACTIVITIES
Net Income..................................................     466           547          395
Minority Interest...........................................       6            16           18
Adjustments to Reconcile Net Earnings to Net Cash Provided
  by Operating Activities:
     Depreciation, Depletion, and Amortization (including
       exploration
       costs)...............................................     798           802          648
     Provisions for Liabilities and Charges.................     (11)          (29)          (8)
     Provisions for Losses on Trade debtors and Stocks......     215            14            3
     Deferred Income Taxes..................................     (49)           67           34
                                                              ------        ------        -----
CASH-FLOW (*)...............................................   1,425         1,417        1,090
     Equity in Net Income of Affiliated Companies Net of
       Dividend
       Received.............................................     (18)           (6)          (8)
     Gain on Sales of Assets................................     (72)          (12)         (33)
     Changes in Working Capital:
          -- Trade Debtors..................................     157           (13)        (166)
          -- Stocks.........................................      61           (25)         (17)
          -- Trade Creditors................................    (164)           78           71
          -- Other Creditors................................     (58)          (55)          79
          -- Income Tax Payable.............................    (148)          (39)         (21)
          -- Other..........................................     (89)           (8)         (82)
                                                              ------        ------        -----
          Net Cash Provided by Operating Activities.........   1,094         1,337          913
CASH FLOWS FROM INVESTING ACTIVITIES
Capital Expenditure Including Exploration Expenses..........  (1,235)       (1,072)        (799)
Proceeds from Sales of Assets...............................     166            39          103
Investments in Affiliates...................................     (21)          (10)         (23)
                                                              ------        ------        -----
          Net Cash Used in Investing Activities.............  (1,090)       (1,043)        (719)
CASH FLOWS FROM FINANCING ACTIVITIES
Additions to Long Term Debt.................................     403           435          344
Payments of Long Term Debt..................................    (226)         (234)        (417)
Net Change in Short Term Notes Payable......................     206          (282)          86
Warrant Exercise Proceeds...................................      31            52           --
Minority Interest...........................................    (167)           --           --
Dividend Paid to the Minority Interest......................      (7)          (13)          (9)
Dividend Paid...............................................    (267)         (231)        (203)
                                                              ------        ------        -----
          Net Cash Used in Financing Activities.............     (27)         (273)        (199)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........     (23)           21           (5)
Cash and Cash Equivalents at Beginning of Year..............      90            68           71
Cash and Cash Equivalents at End of Year....................      66            90           68
Effect of Exchange Rate Changes.............................      (1)            1            2
                                                              ------        ------        -----
Net Increase (Decrease) in Cash and Cash Equivalents........     (23)           21           (5)
Income Taxes Paid...........................................    (331)         (453)        (324)
Interest Paid...............................................    (166)         (170)        (171)

---------------
(*) PetroFina defines "Cash Flow", for purposes of its Belgian financial reporting, as consolidated net income adjusted for depreciation and other current year provisions to net income.

          See accompanying notes to consolidated financial statements.

 All amounts were restated in Euros based on the January 1, 1999 rate (40.3399
                                 BEF per Euro).

                                   PETROFINA

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
          (in EUR million except number of shares and per share data)

                                 ORDINARY SHARES ISSUED
                                 -----------------------                            OTHER           TOTAL
                                              SUBSCRIBED    SHARE    RETAINED   COMPREHENSIVE   SHAREHOLDERS'
                                   NUMBER      CAPITAL     PREMIUM   EARNINGS      INCOME          EQUITY
                                 ----------   ----------   -------   --------   -------------   -------------
Balance December 31, 1995......  23,252,451     1,073        603      2,163         (787)           3,052
Warrants Exercised.............         412                                                            --
Net Income 1996................                                         395                           395
Dividend Declared and Paid
  (EUR 8.73 Per Share).........                                        (203)                         (203)
Foreign Currency Translation...                                                      103              103
                                 ----------     -----        ---      -----         ----            -----
Balance December 31, 1996......  23,252,863     1,073        603      2,355         (684)           3,347
Warrants Exercised.............     167,569         8         44                                       52
Net Income 1997................                                         547                           547
Dividend Declared and Paid
  (EUR 9.92 Per Share).........                                        (231)                         (231)
Foreign Currency Translation...                                                      150              150
                                 ----------     -----        ---      -----         ----            -----
Balance December 31, 1997......  23,420,432     1,081        647      2,671         (534)           3,865
Warrants Exercised.............      39,342         2         29                                       31
Net Income 1998................                                         466                           466
Dividend Declared and Paid
  (EUR 11.40 Per Share)........                                        (267)                         (267)
Foreign Currency Translation...                                                     (107)            (107)
                                 ----------     -----        ---      -----         ----            -----
Minimum Pension Liabilities....                                                       (7)              (7)
Balance December 31, 1998......  23,459,774     1,083        676      2,870         (648)           3,981
                                 ==========     =====        ===      =====         ====            =====

     The subscribed capital and share premium of PetroFina S.A. constitutes the nondistributable portion of Shareholders' Equity and is not available for dividend purposes. Included in Shareholders' Equity for the Group are retained earnings of certain subsidiary companies, under current debt covenants or companies' acts, amounting to EUR 961 million that are not currently available for dividend distribution within the Group at December 31, 1998.

     The Extraordinary General Meeting of January 4, 1999 approved the payment of a dividend of EUR for 11.40 per share (BEF 460, USD 1.34 per ADS). This dividend was payable January 13, 1999.

     The Company has issued and outstanding 23,459,774 shares as of December 31, 1998 with aggregate subscribed capital of EUR 1,082,762,600 (EUR 46,16 per share). By decision of the Company's shareholders, the Company's Board of Directors is authorized to increase statutory capital by EUR 362.3 million (representing 7,848,942 shares).

     The authorization is valid for a five-year period and available for renewal at the end of the five-year term.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                               FOR THE YEARS ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                              1998    1997    1996
                                                              -----   -----   -----
Net Income..................................................   466     547     395
Other comprehensive Income, net of tax :
    Foreign currency translation............................  (107)    150     103
    Minimum pension liabilities.............................    (7)
                                                              ----     ---     ---
    Other comprehensive income..............................  (114)    150     103
COMPREHENSIVE INCOME........................................   352     697     498

                                   PETROFINA

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying consolidated financial statements present the financial position, results of operations and cash flows of PetroFina S.A. and its consolidated subsidiaries (the "Group" or "PetroFina") and have been prepared in accordance with United States generally accepted accounting principles ("US GAAP").

     PetroFina's financial statements were previously presented in Belgian francs. A Belgian Royal Decree dated December 15, 1998 permits Belgian companies to restate financial statements in Euro (EUR). All amounts presented are in EUR million unless otherwise indicated. All current year and comparative financial statement amounts in this Annual Report have been restated in Euro based on the January 1, 1999 conversion rate of 1 Belgian franc = 0.02479 Euro (1 Euro = BEF 40.3399). PetroFina's comparative financial statements in Euro depict the same trends as would have been presented if the Group had continued to present its financial statements in Belgian francs. PetroFina's financial statements will not be comparable to the financial statements of other companies reporting in Euro that have restated amounts from a currency other than Belgian francs.

     Following Belgian accounting laws, the Group is obliged to prepare its financial statements in accordance with Belgian accounting principles. Following article 8 of the Royal Decree dated 1st September 1986 concerning annual financial statements and consolidated financial statements, the Belgian Commission on Banking and Finance (la Commission Bancaire et Financiere) authorized PetroFina to depart from article 6 of the previous mentioned Royal Decree. This departure allows PetroFina to prepare and publish the financial statements under US GAAP. This authorisation is contingent upon the following conditions :

          - PetroFina follows all US GAAP requirements.

          - PetroFina abides by all mandatory rules of the 7th European
            Directive.

     The decision by PetroFina to prepare and publish its financial statements in accordance with US GAAP was based on the following :

          - The listing of PetroFina securities on the New York Stock Exchange obligates the Group to meet the reporting requirements of the United States Securities and Exchange Commission. The Group is required to prepare US GAAP financial statements or to prepare a reconciliation to US GAAP.

          - The Group's desire to publish comparable financial information following the same format as other major worldwide energy companies.

     In preparing the financial statements following US GAAP, the Group has found no material contradiction with the mandatory rules of the 7th European Directive.

USE OF ESTIMATES

     The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

     The equity method of accounting is used for investments in which the investment provides the Group with the ability to exercise significant influence over the operating and financial policies of the investee company. In the absence of other evidence, such influence is presumed to exist for investments in companies

                                   PETROFINA

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) in which the Group's direct or indirect ownership is between 20% and 50% of total voting rights. Under the equity method, the Group's share of profits and losses of associated companies is included in the consolidated income statement and the carrying value of the Group's investment is adjusted.

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

     The Group financial statements were previously produced in Belgian Francs
(BEF). In accordance with the Royal Decree dated December 15, 1998, the Group has decided to present its consolidated financial statements and balance sheet notes in Euros. The 1998, 1997 and 1996 financial statements were restated into Euros based on the rate 40.3399 BEF per Euro effective January 1, 1999.

     PetroFina's comparative financial statements in Euros depict the same trends as would have been presented if the company had continued to present its financial statements in Belgian Francs.

     Furthermore, the financial statements for periods prior to January 1, 1999 will not be comparable to the financial statements of other companies that report in Euros and that restated amounts from a different currency than Belgian Francs.

TRANSLATION TO REPORTING CURRENCY

     The income statements of foreign subsidiaries are translated into BEF at the average rate of exchange prevailing during the year and translated in Euros based on the rate of January 1st, 1999 (40.3399 BEF per Euro). Balance sheets are translated at the exchange rate at the balance sheet date. Differences arising on the translation of financial statements of foreign subsidiaries are recorded to shareholders' equity as cumulative foreign currency translation adjustments.

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

                                   PETROFINA

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
     Interest rate swap agreements are used by PetroFina to manage its interest costs and reduce interest rate risk by managing the overall mix of fixed and floating rate debt. PetroFina is able to modify the interest characteristics of its debt portfolio (fixed versus floating rate basis). Interest differentials are recorded on an accrual basis as an adjustment to interest expense and interest payable.

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

     Lease acquisition costs related to properties held for oil, gas and mineral exploration and production are capitalized when incurred. Unproved properties with acquisition costs which are individually significant are

                                   PETROFINA

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) assessed on a property-by-property basis, and a loss is recognized, by provision of a valuation allowance, when the assessment indicates an impairment in value. Unproved properties with acquisition costs which are not individually significant are generally aggregated and the portion of such costs estimated to be non productive, based on historical experience, is amortized on an average holding period basis.

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

     Assets to be disposed of are carried at the lower of amortized cost or fair value less cost to sell.

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

     Depreciation of PP&E related to facilities other than producing properties is provided using the straight-line method, over the asset's estimated useful life. Typical useful lives of facilities are as follows :

-- machinery & equipment                       10 to 20 years
-- buildings                                   20 years
-- other                                       3 to 5 years

INTANGIBLE ASSETS

     Intangible assets primarily consist of patents, licences, goodwill, and capitalized software development costs for internal use. Intangible assets are depreciated over their estimated economic life, ranging from 5 years to 20 years. Goodwill related to the buy-out of minority interests in PetroFina's US subsidiary is amortized over a 40 years period due to the strategic value of the US operation.

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

INCOME TAXES

     Income taxes are accounted for pursuant to the liability method. Under the liability method, deferred tax assets and liabilities are measured as the tax effected value of differences between the carrying values of assets

                                   PETROFINA

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) and liabilities for financial reporting and their tax basis. Deferred income tax expense is the change during the year in the deferred tax assets and liabilities. Effects of changes in tax laws and tax rates are recognized at the date the tax law changes are enacted. Deferred taxes are not provided on undistributed earnings of most subsidiaries as such earnings are deemed to be indefinitely reinvested. A valuation allowance is recorded when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

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

EARNINGS PER SHARE

     Earnings per share is based on net income divided by the weighted average number of shares of common stock outstanding. When dilutive, stock warrants are included in dilutive earnings per share.

RECLASSIFICATION

     Certain amounts in the 1997 and 1996 financial statements have been reclassified to conform to the 1998 presentation.

PENDING TRANSACTION

     On December 1, 1998, five of PetroFina's largest shareholders, Electrafina S.A., Compagnie Nationale a Portefeuille, S.A. (Fibelpar), Tractebel N.V., Electrabel N.V. and Fortis AG (the "Contributing Shareholders"), announced their intention to exchange all their PetroFina Shares, which represent approximately 41% of the outstanding PetroFina Shares, for shares of TOTAL.

     TOTAL has announced that the proposed transaction will be accomplished in two steps. In the first step, following approval by the TOTAL shareholders and regulatory approval by European and American competition authorities, the Contributing Shareholders will contribute to TOTAL the 9,614,190 PetroFina Shares that they hold in exchange for new shares of TOTAL at an exchange ratio of nine TOTAL shares for two PetroFina Shares. The PetroFina Shares contributed by the Contributing Shareholders will be effective January 1, 1998, excluding the gross dividend of BEF 460 (11.4304 EUR) per PetroFina Shares paid to all PetroFina shareholders on January 13, 1999. Then, following completion of this contribution, TOTAL will file with the Belgian Commission on Banking and Finance ("CBF") a notice and document to make a public offer (the "Public Exchange Offer") to acquire all remaining PetroFina Shares, using the same exchange ratio offered to the Contributing Shareholders.

     The PetroFina Board of Directors (the "Board") met on December 8, 1998 to analyze the proposed transaction. After careful consideration and review of the strategic and operational elements of the transaction, the Board approved the proposed transaction in principle, but final Board approval remains subject to review of the prospectus setting forth the terms of the Public Exchange Offer. The Board also announced that it had retained JP Morgan and Paribas as financial advisers to assist it in delivering a fairness opinion on the proposed transaction.

                                   PETROFINA

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
     TOTAL announced on January 14, 1999 that its shareholders had approved the proposed transaction and related matters and that the proposed transaction remains subject to approval from European and U.S. regulatory authorities.

     TOTAL has also announced that it expects that the TOTAL FINA group resulting from the Public Exchange Offer will be listed on the stock exchanges of Paris, Brussels, London and New York. Following the Public Exchange Offer, TOTAL will appoint Albert Frere, Paul Desmarais, Sr. and Thierry de Rudder to the Board of Directors of the TOTAL FINA group. Mr. Frere will be named a Vice-Chairman of the Board of Directors and Francois Cornelis will become a Vice-Chairman of the group's Executive Committee.

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

     The majority of the Group inter-segment transactions are priced at market.

                                   PETROFINA

(2) SEGMENT DATA -- (CONTINUED)
     Information regarding the Group's industry and geographic segments are as follows:

                                                                            1998
                                              -----------------------------------------------------------------
                                              UPSTREAM   DOWNSTREAM   CHEMICALS   PAINTS   OTHER   CONSOLIDATED
                                              --------   ----------   ---------   ------   -----   ------------
EUROPE(1)
--------------------------------------------
OPERATING REVENUE:
    Operating Revenue.......................     910       10,977       1,189      780       42       13,898
    Inter-segment...........................    (471)        (286)        (87)      --       --         (844)
    Operating Revenue from Non Affiliates...     439       10,691       1,102      780       42       13,054
Equity in Net Income of Affiliated
  Companies.................................      15           16           1       --       11           43
Operating Income............................     254          181         119       45       22          621
Identifiable Assets.........................   1,585        3,288         909      501      494        6,777
Depreciation, Depletion and Amortization....    (242)        (202)        (77)     (22)     (11)        (554)
Exploration Expenses........................     (52)          --          --       --       --          (52)
Capital Expenditures........................     367          207          87       38       21          720
NORTH AMERICA
--------------------------------------------
OPERATING REVENUE:
    Operating Revenue.......................   1,282        2,109         793       --       --        4,184
    Inter-segment...........................    (116)         (59)        (14)      --       --         (189)
    Operating Revenue from Non Affiliates...   1,166        2,050         779       --       --        3,995
Equity in Net Income/(Loss) of Affiliated
  Companies.................................       1           --          (1)      --        1            1
Operating Income/(Loss).....................      40          (19)         65       --      (24)          62
Identifiable Assets.........................     803        1,021         861       --      173        2,858
Depreciation, Depletion and Amortization....     (76)         (57)        (34)      --      (10)        (177)
Exploration Expenses........................     (15)          --          --       --       --          (15)
Capital Expenditures........................     167           74         190       --      105          536
CONSOLIDATED
--------------------------------------------
OPERATING REVENUE:
    Operating Revenue.......................   2,192       13,086       1,982      780       42       18,082
    Inter-segment...........................    (587)        (345)       (101)      --       --       (1,033)
    Operating Revenue from Non Affiliates...   1,605       12,741       1,881      780       42       17,049
Equity in Net Income of Affiliated
  Companies.................................      16           16          --       --       12           44
Operating Income/(Loss).....................     294          162         184       45       (2)         683
Identifiable Assets.........................   2,388        4,309       1,770      501      667        9,635
Depreciation, Depletion and Amortization....    (318)        (259)       (111)     (22)     (21)        (731)
Exploration Expenses........................     (67)          --          --       --       --          (67)
Capital Expenditures........................     534          281         277       38      126        1,256

---------------
(1) Europe includes Europe and other parts of the world outside North America for Upstream, Downstream and Other segments. Other parts of the world represent less than 1% of the operating revenues, profit, and total assets of the respective segment.

                                   PETROFINA

(2) SEGMENT DATA -- (CONTINUED)

                                                                             1997
                                               -----------------------------------------------------------------
                                               UPSTREAM   DOWNSTREAM   CHEMICALS   PAINTS   OTHER   CONSOLIDATED
                                               --------   ----------   ---------   ------   -----   ------------
EUROPE(1)
---------------------------------------------
OPERATING REVENUE:
  Operating Revenue..........................   1,216       11,468       1,381      780       11       14,856
  Inter-segment..............................    (737)        (330)       (112)      --       --       (1,179)
  Operating Revenue from Non Affiliates......     479       11,138       1,269      780       11       13,677
Equity in Net Income (Loss) of Affiliated
  Companies..................................      17           18          (4)       1        1           33
Operating Income/(Loss)......................     579          234         151       40      (41)         963
Identifiable Assets..........................   1,620        3,605         930      488      421        7,064
Depreciation, Depletion and Amortization.....    (205)        (214)        (80)     (23)     (12)        (534)
Exploration Expenses.........................     (55)          --          --       --       --          (55)
Capital Expenditures.........................     378          208          80       25        6          697
NORTH AMERICA
---------------------------------------------
OPERATING REVENUE:
  Operating Revenue..........................     972        2,710         931       --        1        4,614
  Inter-segment..............................    (163)         (90)        (15)      --       --         (268)
  Operating Revenue from Non Affiliates......     809        2,620         916       --        1        4,346
Equity in Net Income (Loss) of Affiliated
  Companies..................................       2           --          (1)      --       --            1
Operating Income/(Loss)......................      48           64         108       --      (22)         198
Identifiable Assets..........................     752        1,230         766       --      193        2,941
Depreciation, Depletion and Amortization.....     (86)         (55)        (30)      --       (7)        (178)
Exploration Expenses.........................     (53)          --          --       --       --          (53)
Capital Expenditures.........................     193           42         143                 7          385
CONSOLIDATED
---------------------------------------------
OPERATING REVENUE:
  Operating Revenue..........................   2,188       14,178       2,312      780       12       19,470
  Inter-segment..............................    (900)        (420)       (127)      --       --       (1,447)
  Operating Revenue from Non Affiliates......   1,288       13,758       2,185      780       12       18,023
Equity in Net Income (Loss) of Affiliated
  Companies..................................      19           18          (5)       1        1           34
Operating Income/(Loss)......................     627          298         259       40      (63)       1,161
Identifiable Assets..........................   2,372        4,835       1,696      488      614       10,005
Depreciation, Depletion and Amortization.....    (291)        (269)       (110)     (23)     (19)        (712)
Exploration Expenses.........................    (108)          --          --       --       --         (108)
Capital Expenditures.........................     571          250         223       25       13        1,082

---------------
(1) Europe includes Europe and other parts of the world outside North America for Upstream, Downstream and Other segments. Other parts of the world represent less than 1% of the operating revenues, profit, and total assets of the respective segment.

                                   PETROFINA

(2) SEGMENT DATA -- (CONTINUED)

                                                                            1996
                                              -----------------------------------------------------------------
                 EUROPE(1)                    UPSTREAM   DOWNSTREAM   CHEMICALS   PAINTS   OTHER   CONSOLIDATED
                 ---------                    --------   ----------   ---------   ------   -----   ------------
OPERATING REVENUE:
  Operating Revenue.........................   1,040        9,989       1,154      730       25       12,938
  Inter-segment.............................    (643)        (257)        (73)      --       --         (973)
  Operating Revenue from Non Affiliates.....     397        9,732       1,081      730       25       11,965
Equity in Net Income (Loss) of Affiliated
  Companies.................................      22           20                    1       (6)          37
Operating Income/(Loss).....................     545          141         104       30      (46)         774
Identifiable Assets.........................   1,430        3,514         885      464      489        6,782
Depreciation, Depletion and Amortization....    (164)        (180)        (74)     (21)     (18)        (457)
Exploration Expenses........................     (44)          --          --       --       --          (44)
Capital Expenditures........................     321          164          48       29       25          587
                                               -----       ------       -----      ---      ---       ------
NORTH AMERICA
--------------------------------------------
OPERATING REVENUE:
  Operating Revenue.........................     577        2,315         789       --        1        3,682
  Inter-segment.............................    (129)         (84)        (11)      --       --         (224)
  Operating Revenue from Non Affiliates.....     448        2,231         778       --        1        3,458
Equity in Net Income (Loss) of Affiliated
  Companies.................................      --           --          (1)      --       --           (1)
Operating Income/(Loss).....................      54          (12)        177       --      (17)         202
Identifiable Assets.........................     563        1,070         557       --      120        2,310
Depreciation, Depletion and Amortization....     (57)         (46)        (25)      --       (4)        (132)
Exploration Expenses........................     (31)          --          --       --       --          (31)
Capital Expenditures........................     125           58          43       --        9          235
                                               -----       ------       -----      ---      ---       ------
CONSOLIDATED
--------------------------------------------
OPERATING REVENUE:
  Operating Revenue.........................   1,617       12,304       1,943      730       26       16,620
  Inter-segment.............................    (772)        (341)        (84)      --       --       (1,197)
  Operating Revenue from Non Affiliates.....     845       11,963       1,859      730       26       15,423
Equity in Net Income (Loss) of Affiliated
  Companies.................................      22           20          (1)       1       (6)          36
Operating Income/(Loss).....................     599          129         281       30      (63)         976
Identifiable Assets.........................   1,993        4,584       1,442      464      609        9,092
Depreciation, Depletion and Amortization....    (221)        (226)        (99)     (21)     (22)        (589)
Exploration Expenses........................     (75)          --          --       --       --          (75)
Capital Expenditures........................     446          222          91       29       34          822

---------------
(1) Europe includes Europe and other parts of the world outside North America for Upstream, Downstream and Other segments. Other parts of the world represent less than 1% of the operating revenues, profit, and total assets of the respective segment.

(3) RESEARCH COSTS

     Research costs incurred and expensed amounted to EUR 78 million in 1998, EUR 80 million in 1997 and EUR 76 million in 1996.

                                   PETROFINA

(4) INTANGIBLE ASSETS AND GOODWILL

                                                              1998   1997   1996
                                                              ----   ----   ----
Patents & licences..........................................    71     68     68
Customer goodwill...........................................    66     62     54
Other intangible assets.....................................    83     95     83
                                                              ----   ----   ----
                                                               220    225    205
Accumulated amortization....................................  (155)  (169)  (155)
                                                              ----   ----   ----
                                                                65     56     50
GOODWILL....................................................   156     68     68
Accumulated amortization....................................   (68)   (67)   (67)
                                                              ----   ----   ----
                                                                88      1      1

(5) TANGIBLE ASSETS

     A summary of tangible assets follows:

                                                               1998     1997     1996
                                                              ------   ------   ------
Land & buildings............................................   1,105    1,194    1,114
Plant & equipment...........................................   6,332    6,004    5,548
Proved oil & gas properties.................................   4,578    4,175    3,662
Unproved oil & gas properties...............................     406      444      416
Other tangible assets.......................................     314      323      245
Assets under construction...................................     337      827      422
                                                              ------   ------   ------
                                                              13,072   12,967   11,407
Accumulated depreciation, depletion and amortization........  (7,334)  (7,138)  (6,172)
                                                              ------   ------   ------
                                                               5,738    5,829    5,235

     Capitalized interest included in capital expenditures amounted to EUR 55 million in 1998, to EUR 40 million in 1997 and to EUR 21 million in 1996.

(6) FINANCIAL ASSETS

                                                              1998   1997   1996
                                                              ----   ----   ----
Companies accounted for under equity method.................  165    130    102
Other companies.............................................   41     33     53
Loans.......................................................    7      8      8
                                                              ---    ---    ---
                                                              213    171    163

(7) OTHER ASSETS

                                                              1998   1997   1996
                                                              ----   ----   ----
Deferred tax assets, net....................................   56     38     51
Other long term receivables.................................  264    253    227
                                                              ---    ---    ---
                                                              320    291    278

                                   PETROFINA

(8) STOCKS

                                                              1998   1997    1996
                                                              ----   -----   -----
A summary of inventories follows:
  -- Petroleum products.....................................  445      701     684
  -- Chemicals products and paints..........................  370      407     342
  -- Other products and materials...........................  163      170     168
                                                              ---    -----   -----
                                                              978    1,278   1,194

     The carrying value of crude oil, finished petroleum products and chemical products inventories accounted for using the LIFO method amounted to EUR 732 million at December 31, 1998, EUR 1,027 million at December 31, 1997 and EUR 947 million at December 31, 1996. The excess of replacement cost of these inventories over LIFO was approximately nil, EUR 27 million and EUR 154 million for the same periods.

(9) TRADE DEBTORS

                                                              1998    1997    1996
                                                              -----   -----   -----
Trade debtors...............................................  1,651   1,892   1,782
Write-downs on debtors......................................    (70)    (69)    (70)
                                                              -----   -----   -----
                                                              1,581   1,823   1,712

(10) OTHER DEBTORS

                                                              1998   1997   1996
                                                              ----   ----   ----
Taxes & withholding taxes to be recovered...................   95     57     59
Deferred tax assets, net....................................   39     71     23
Deferred charges and accrued income.........................   88     78     68
Others......................................................  185     95    120
                                                              ---    ---    ---
                                                              407    301    270

(11) INCOME TAX PAYABLE

                                                              1998   1997   1996
                                                              ----   ----   ----
At the beginning of the year................................   221    251    157
Current income tax expense..................................   181    417    404
Taxes paid during the year..................................  (331)  (453)  (324)
Translation effects.........................................   (10)     6     14
                                                              ----   ----   ----
                                                                61    221    251

(12) OTHER CREDITORS

                                                              1998   1997   1996
                                                              ----   ----   ----
Other taxes (VAT)...........................................   74     93     80
Accrued expenses and deferred income........................  143    138    162
Excise duties...............................................  300    322    334
Salary and social benefits..................................   83     91     93
Other.......................................................  213    273    249
                                                              ---    ---    ---
                                                              813    917    918

                                   PETROFINA

(13) CURRENT AND LONG TERM FINANCIAL DEBTS

                             SHORT TERM BORROWINGS

                                                                 DECEMBER 31,
                                                              ------------------
                                                              1998   1997   1996
                                                              ----   ----   ----
Bank Obligations............................................  431    596    680
Commercial Paper............................................  343     39    144
Other.......................................................    2      1     23
                                                              ---    ---    ---
                                                              776    636    847
Current portion of Long Term Debt...........................   73    112     37
                                                              ---    ---    ---
                                                              849    748    884

     Weighted average interest rates on outstanding borrowings at December 31, 1998, 1997 and 1996 were 5.96%, 6.33% and 5.84% respectively.

                              LONG TERM BORROWINGS

                                                              1998    1997    1996
                                                              -----   -----   -----
Bonds and Notes (rates from 3.0% to 10.0% maturing through
  2003).....................................................    514     580     882
Bank Obligations (rates from 1.0% to 10.75% maturing through
  2010).....................................................  1,155     981     317
Capital Lease Obligations...................................      9      34      22
Other.......................................................      4       4      39
                                                              -----   -----   -----
                                                              1,682   1,599   1,260
Less current portion........................................    (73)   (112)    (37)
                                                              -----   -----   -----
                                                              1,609   1,487   1,223

                        LONG TERM BORROWINGS BY CURRENCY

                                                              1998    1997    1996
                                                              -----   -----   -----
Excludes the effects of currency swap transactions
US Dollars..................................................  1,329   1,220     785
BEF.........................................................    238     241     279
DEM (German Mark)...........................................      1       1     153
NLG (Netherlands Gulden)....................................    100     101       5
Other currencies............................................     14      36      38
                                                              -----   -----   -----
                                                              1,682   1,599   1,260

     As of December 31, 1998 the Group had committed and unused credit facilities with various banks in various currencies totaling EUR 1,398 million. Commitment fees associated with these credit facilities range from 0.07% to 0.20% on undrawn amounts. The Group intends to use borrowings under these facilities to finance the repayment of EUR 686 million of commercial paper classified as long term bank obligations at December 31, 1998.

     Fixed and variable rate debt is borrowed in the most cost-effective means to manage risk arising from fluctuations in interests rates. PetroFina's interest rate swaps convert EUR 512 million of variable rate debt to an average fixed rate of 7.10%, and EUR 171 million of fixed rate debt to an average variable rate of 5.40% as of December 31, 1998.

                                   PETROFINA

(13) CURRENT AND LONG TERM FINANCIAL DEBTS -- (CONTINUED)
     The aggregate maturities of long term borrowings (in EUR million) are as follows: 1999 EUR 73 million -- 2000 EUR 319 million -- 2001 EUR 220 million -- 2002 EUR 472 million -- 2003 EUR 170 million and later EUR 428 million.

     Certain notes and credit facilities contain provisions that limit mergers and sales of assets, limit the incurrence of indebtedness and restrict payments within subsidiaries of the Group.

     No material amounts of current or long term debt are collateralized by Group assets.

(14) FINANCIAL INSTRUMENTS

     Amounts related to PetroFina's financial instruments were as follows:

                                                                  AS OF DECEMBER 31,
                                                      1998               1997               1996
                                                ----------------   ----------------   ----------------
                                                ------------------------------------------------------
                                                CARRYING   FAIR    CARRYING   FAIR    CARRYING   FAIR
                                                 AMOUNT    VALUE    AMOUNT    VALUE    AMOUNT    VALUE
                                                --------   -----   --------   -----   --------   -----
BALANCE SHEET FINANCIAL INSTRUMENTS:
     Marketable securities....................     179       179      165       165      121       121
     Long term debt...........................   1,682     1,726    1,599     1,641    1,260     1,317
DERIVATIVE INSTRUMENTS:
     Interest rate swaps......................      (7)      (29)      (5)      (19)       2       (13)
     Currency swaps...........................      (1)       (3)      (2)       (3)      (5)       (7)
     Forward foreign exchange contracts.......       1         1        3         3       (4)       (4)
     Commodity contracts......................       6         6       --        --        5         5

     PetroFina's notional amount of debt covered under interest rate swaps totaled approximately EUR 683 million, EUR 803 million and EUR 662 million, and under currency swaps totaled approximately EUR 296 million, EUR 107 million, EUR 176 million and EUR 226 million at December 31, 1998, 1997 and 1996, respectively. Amounts to be paid or received under these agreements are accrued on the balance sheet over the life of the swap agreements. The fair value of the swap agreements are not recognized in the consolidated financial statements since they are accounted for as hedges of the underlying debt instruments.

     For the periods ended December 31, 1998, 1997 and 1996, PetroFina had forward foreign exchange buy contracts of EUR 667 million, EUR 1,220 million and EUR 850 million, respectively, principally denominated in Belgian franc and US dollar, and sell contracts of EUR 668 million, EUR 1,220 million and EUR 855 million, respectively, principally denominated in German mark, French franc, Norwegian krone, and British pound and US dollar. Because these contracts are of a short term nature (principally less than six months) their fair value and carrying value are approximately the same.

     Also for the periods ended December 31, 1998, 1997 and 1996, the Company had crude oil and refined products futures and forward buy contracts of notional amounts of EUR 117 million, EUR 37 million and EUR 102 million, respectively; and sell contracts of notional amounts of EUR 85 million, EUR 57 million and EUR 40 million, respectively. These contracts are recorded at fair value. Natural gas contracts are insignificant at December 31, 1998, 1997 and 1996.

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

                                   PETROFINA

(15) INCOME TAXES

     Current tax expense for 1998, 1997 and 1996 was EUR 181 million, EUR 417 million and EUR 404 million, respectively. Deferred tax expense for 1998, 1997 and 1996 was EUR (49) million, EUR 67 million and EUR 34 million, respectively.

     THE COMPONENTS OF DEFERRED INCOME TAX EXPENSE FOR EACH YEAR WERE AS
FOLLOWS:

                                                              FOR THE PERIOD ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                              1998    1997    1996
                                                              -----   -----   -----
Deferred tax expense, excluding items below.................   (83)     86      6
Benefits of tax loss carryforwards..........................    31      25     12
Effect of foreign tax rate changes..........................     1     (31)    --
Net change in valuation allowance...........................     2     (13)    16
                                                               ---     ---     --
Deferred income tax expense.................................   (49)     67     34

     ACTUAL INCOME TAX EXPENSE DIFFERS FROM THE EXPECTED INCOME TAX EXPENSE USING THE BELGIAN STATUTORY INCOME TAX RATE AS FOLLOWS:

                                                               FOR THE PERIOD ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                              1998     1997    1996
                                                              -----   ------   -----
Income before tax and minority interest.....................   604    1,047     851
Expected income tax at statutory tax rate of 40.17%.........   243      421     342
  -- foreign tax rate differences...........................    72      171     148
  -- uplift benefit (1).....................................   (45)     (28)    (30)
  -- non deductible expenses................................    11       25      17
  -- tax free income........................................   (69)     (55)    (53)
  -- change in valuation allowance..........................     2      (13)     16
  -- effect of foreign tax rate changes (2).................     1      (31)     --
  -- capital losses.........................................   (68)      --      --
  -- other..................................................   (15)      (6)     (2)
                                                               ---    -----     ---
Total income tax expense....................................   132      484     438

---------------
(1) Uplift is a special deduction allowed against revenues from oil and gas activities on the Norwegian continental shelf.

(2) Effect primarily of tax rates reduction in the U.K. and in Italy in 1997.

                                   PETROFINA

(15) INCOME TAXES -- (CONTINUED)
     THE DEFERRED INCOME TAX ASSETS AND LIABILITIES ARE AS FOLLOWS:

                                                                    FOR THE PERIOD ENDED
                                                                        DECEMBER 31,
                                                                  ------------------------
                                                                  1998      1997      1996
                                                                  ----      ----      ----
Deferred income tax assets:
     -- tax loss carryforwards..............................       210       205       234
     -- deferred uplift (1).................................        60        58        50
     -- provisions and accrued liabilities..................       102        52        94
     -- investment deductions...............................        12         9        12
     -- AMT credits (2).....................................       174       118        90
     -- other...............................................        24        13         9
Valuation allowance.........................................      (159)     (169)     (214)
                                                                  ----      ----      ----
Net deferred income tax assets..............................       423       286       275
Deferred income tax liabilities:
     -- PP&E related (3)....................................      (777)     (736)     (630)
     -- untaxed reserves....................................      (116)     (125)     (150)
                                                                  ----      ----      ----
Total deferred income tax liabilities.......................      (893)     (861)     (780)
                                                                  ----      ----      ----
Net deferred income tax liability...........................      (470)     (575)     (505)

---------------
(1) uplift is a special deduction allowed against revenues from oil and gas activities on the Norwegian continental shelf

(2) AMT credits relate to the alternative minimum tax system in the United States and are credit carryforwards available to reduce future regular income taxes

(3) primarily related to depreciation and depletion rate differences

     AT THE END OF 1998, PETROFINA HAD TAX LOSS CARRYFORWARDS OF EUR 541 MILLION PRIMARILY IN BELGIUM, FRANCE, GERMANY AND THE USA. CARRYFORWARD AMOUNTS (WHICH ARE NOT RATE EFFECTED) EXPIRE AS FOLLOWS:

                                                              AS OF DECEMBER 31, 1998
                                                              -----------------------
1999........................................................             --
2000........................................................              5
2001........................................................              2
2002........................................................              3
2003........................................................              1
After 2003..................................................             85
Without expiration..........................................            445

                                   PETROFINA

(16) STATEMENT OF INCOME

A) PERSONNEL COSTS

                                                                  PROPORTIONAL
                                       FULL CONSOLIDATION        CONSOLIDATION               TOTAL
                                    ------------------------   ------------------   ------------------------
                                     1998     1997     1996    1998   1997   1996    1998     1997     1996
                                    ------   ------   ------   ----   ----   ----   ------   ------   ------
1. Personnel employed (average)                              (number of employees)
    Operational employees.........   4,467    4,466    3,923   428    443    438     4,895    4,909    4,361
    Administrative employees......   4,860    5,371    4,896   274    282    286     5,134    5,653    5,182
    Management....................   4,166    3,878    3,807   294    235    238     4,460    4,113    4,045
                                    ------   ------   ------   ---    ---    ---    ------   ------   ------
                                    13,493   13,715   12,626   996    960    962    14,489   14,675   13,588
2. Personnel costs                                                                          (in EUR million)
    Salaries & direct social
      benefits....................     551      544      472    44     43     41       595      587      513
    Employee's social security
      contributions...............     119      114      111    12     13     12       131      127      123
    Other payroll costs...........      51       46       39     3      6      6        54       52       45
                                    ------   ------   ------   ---    ---    ---    ------   ------   ------
                                       721      704      622    59     62     59       780      766      681

B) INTEREST EXPENSES

                                                               1998     1997     1996
                                                              ------   ------   ------
  Interest expense on interest-bearing debt.................    (187)    (156)    (159)
  Capitalized interest relating to assets under
     construction...........................................      55       40       21
                                                              ------   ------   ------
                                                                (132)    (116)    (138)

C) OTHER FINANCIAL INCOME NET

                                                              1998   1997   1996
                                                              ----   ----   ----
Income relating to marketable securities, cash and financial
  loans.....................................................    38     24     25
Other financial income......................................    27     13      5
Financial transaction costs.................................   (20)   (25)   (14)
Exchange rate gain (loss), net..............................     8    (10)    (3)
                                                              ----   ----   ----
                                                                53      2     13

(17) COMMITMENTS

     PetroFina occupies certain marketing and production facilities and uses certain equipment under leasing arrangements. Total rental expense incurred was EUR 139 million, EUR 134 million and EUR 118 million for 1998, 1997 and 1996, respectively. Future minimum rental commitments as at December 31, 1998, under operating leases having non cancellable lease terms in excess of one year are detailed in the following schedule. Sublease rentals, contingent rentals, and capital lease obligations are not significant.

LEASE EXPENSE

1999.................................................      75
2000.................................................      63
2001.................................................      52
2002.................................................      40
2003.................................................      35
Thereafter...........................................      92

                                   PETROFINA

(17) COMMITMENTS -- (CONTINUED)
     The Group has contractual commitments to spend approximately EUR 60 million related to construction in progress at various locations at December 31, 1998.

     The Group provided various bank guarantees to both third parties and non-consolidated companies for EUR 55 million at December 31, 1998. The fair value is not readily determinable for these guarantees.

     The Group receives and grants certain customs guarantees with third parties. Guarantees granted and received amount to EUR 523 million and EUR 280 million, respectively, at December 31, 1998.

(18) CONTINGENCIES

     In its normal course of business, the Group is involved in various legal, fiscal and environmental proceedings. Management is of the opinion that the result of these proceedings will not have a material impact on the Group's financial position or results of operations.

     The Group is subject to legislation regarding environmental laws and regulations. This legislation regulates the discharge of materials into the environment and may require the Group to incur future obligations to investigate the effects of the release or disposal of certain petroleum, chemical and mineral substances at various sites; to remediate or restore these sites; to compensate others for damage to property and natural resources and for remediation and restoration costs.

     At December 31, 1998, 1997 and 1996, the Group's accrued environmental liabilities include EUR 152 million, EUR 108 million and EUR 92 million respectively, for dismantlement and removal costs primarily related to the Group's interests in worldwide offshore production facilities. These costs are accrued by the Group on the units-of-production method.

     At December 31, 1998, 1997 and 1996, the Group's recorded accrued liabilities for environmental remediation efforts were EUR 261 million, EUR 237 million and EUR 235 million, respectively. At December 31, 1998, 1997 and 1996, accrued environmental costs include EUR 15 million, EUR 17 million and EUR 16 million, respectively, for remediation sites in the United States where the Group has been named as a Potentially Responsible Party under United States Superfund legislation.

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

(19) EMPLOYEE BENEFIT PLANS

  Pension plans:

     The Group maintains a number of defined benefit pension plans covering most categories of employees. Plan benefits are generally based on employees' years of service and latest salaries earned. The plans are administered by independent pension trusts, insurance companies or internally. Funded pension plan assets are primarily invested in fixed income securities, real estate, and marketable equity securities. Actuarial values are determined by independent experts. The method used for the determination of the annual service cost and projected benefits obligations is the projected unit credit method.

     The aggregate benefit obligation for plans with benefit obligations in excess of plan assets was EUR 110 million, EUR 97 million and EUR 91 million in 1998, 1997 and 1996, respectively. The fair value of assets for these plans is zero for all years shown. In addition to providing pension benefits, certain health care and life insurance benefits are provided to active and certain retired employees who meet eligibility requirements

                                   PETROFINA

(19) EMPLOYEE BENEFIT PLANS -- (CONTINUED) defined in plan documents. The health care benefits in excess of certain limits and the life insurance benefits are insured.

                                                                                                       OTHER POST-RETIREMENT
                                                        PENSION BENEFITS                                      BENEFITS
                                 ---------------------------------------------------------------   ------------------------------
                                         BELGIAN PLANS                     NON BELGIAN
                                 ------------------------------   ------------------------------
                                   1998       1997       1996       1998       1997       1996       1998       1997       1996
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
CHANGE IN BENEFIT OBLIGATION:
Benefit Obligation at the
 Beginning of the Year.........   212.2      207.8      198.6       730.4     557.4      488.3       59.2       47.7       46.8
Service Cost...................    11.1       10.4       10.7        21.1      19.2       17.5        1.4        1.1        1.0
Interest Cost..................    15.4       15.0       14.0        47.3      44.9       39.4        4.1        4.0        3.6
Participant's Contributions....     2.9        2.7        2.9         2.4       2.6        2.3        0.9        0.9        0.8
Amendments.....................     8.2        0.9         --        (0.9)       --         --         --         --         --
Actuarial (Gain)/Loss..........    17.9      (13.6)      (2.3)      (11.9)     74.7       (0.2)      (1.5)       1.9       (2.5)
Acquisitions/Divestitures and
 Settlements...................      --         --         --        (6.9)      0.2         --         --         --         --
Currency Exchange..............      --         --         --       (30.9)     62.3       37.3       (3.8)       7.6       (4.9)
Benefit Payments...............   (16.1)     (11.0)     (16.1)      (30.8)    (30.9)     (27.2)      (4.2)      (4.0)       2.9
Benefit Obligation at the End
 of the Year...................   251.6      212.2      207.8       719.8     730.4      557.4       56.1       59.2       47.7
CHANGE IN PLAN ASSETS:
Fair Value of Plan Assets at
 Beginning of Year.............   231.1      217.7      204.8       829.3     641.4      529.1         --         --         --
Actual Return on Plan Assets...    31.6       18.1       21.1        47.9     122.8       76.3         --         --         --
Acquisitions/Divestitures and
 Settlements...................      --         --         --        (9.0)      0.2         --         --         --         --
Employer Contributions.........    14.8        3.6        5.0         5.6       8.0        6.2        3.3        3.1        2.1
Participant's Contributions....     2.9        2.7        2.9         2.4       2.6        2.3        0.9        0.9        0.8
Currency Exchange..............      --         --         --       (44.4)     85.2       54.7         --         --         --
Benefit Payments...............   (16.1)     (11.0)     (16.1)      (30.8)    (30.9)     (27.2)      (4.2)      (4.0)      (2.9)
Fair Value of Plan Assets at
 End of Year...................   264.3      231.1      217.7       801.0     829.3      641.4         --         --         --
FUNDED STATUS:
Funded Status at End of Year...    12.7       18.9        9.9        81.2      98.9       84.0      (56.1)     (59.2)     (47.7)
Unrecognized Net Actuarial
 (Gain)/Loss...................   (15.6)       1.0       (9.5)      (13.8)    (23.0)     (36.4)       0.2        1.9       (0.9)
Unrecognized Transition
 Amount........................    (3.1)      (3.6)      (4.1)      (32.5)    (42.5)     (45.4)        --         --         --
Unrecognized Prior Service
 Cost..........................     8.6      (21.4)        --         1.6       1.9        1.2       (0.1)      (0.2)      (0.2)
Net Amount Recognized..........     2.6       (5.1)      (3.7)       36.5      35.3        3.4      (56.0)     (57.5)     (48.8)
AMOUNTS RECOGNIZED IN STATEMENT
 OF FINANCIAL POSITION:
Prepaid Benefit Cost...........     2.3         --         --       136.7     126.6       89.5         --         --         --
Accrued Benefit Cost...........      --       (5.1)      (3.7)     (113.7)    (93.3)     (86.4)     (56.0)     (57.5)     (48.8)
Intangible Asset...............     0.3         --         --         6.2       2.0        0.3         --         --         --
Accumulated Other Comprehensive
 Income........................      --         --         --         7.3        --         --         --         --         --
Net Amount Recognized..........     2.6       (5.1)      (3.7)       36.5      35.3        3.4      (56.0)     (57.5)     (48.8)
COMPONENTS OF NET PERIODIC
 BENEFIT COST:
Service Cost...................    11.1       10.4       10.7        21.1      19.2       17.5        1.4        1.1        1.0
Interest Cost..................    15.4       15.0       14.0        47.3      44.9       39.4        4.1        4.0        3.6
Expected Return of Plan
 Assets........................   (18.0)     (16.7)     (14.4)      (65.9)    (62.1)     (49.3)        --         --         --
Amortization of Prior Service
 Cost..........................     0.6         --         --         0.2      (0.6)       0.2       (0.1)        --
Amortization of Transition
 Amount........................    (0.5)      (0.5)      (0.5)       (6.9)     (7.0)      (5.8)        --         --         --
Curtailment (Gain)/Loss........      --         --         --        (0.5)       --         --         --         --         --
Recognized Net Actuarial
 (Gain)/Loss...................    (1.6)      (3.2)      (2.9)        1.6      (3.7)      (5.0)        --         --         --
Net Periodic Benefit
 (Gain)/Loss...................     7.0        5.0        6.9        (3.1)     (9.3)      (3.0)       5.4        5.1        4.6
WEIGHTED AVERAGE ASSUMPTIONS:
Discount Rate..................    6.50%      7.00%      7.00%       6.22%     7.15%      7.71%      7.00%      7.25%      7.75%
Expected Return on Plan
 Assets........................    7.75%      0.08%      8.25%       9.02%     9.38%      9.43%
Rate of Compensation
 Increase......................    4.50%      5.00%      5.00%       3.77%     4.69%      4.63%
Inflation Rate.................    2.50%      2.50%      3.00%       2.19%     3.48%      3.58%

     The health care cost annual trend rate assumed for 1998, for pre-65 and post-65 years of age, was 6.55% and 6.43%, respectively. For 1999, this rate was assumed to be 6.27% and 6.07%, respectively, and gradually decrease to 6 % and 5 %, respectively. The health care cost trend rate has a significant effect on the amounts reported. Increasing the trend rate by one percentage point in each year would increase the accumulated post-

                                   PETROFINA

(19) EMPLOYEE BENEFIT PLANS -- (CONTINUED) retirement benefit obligation by EUR 4.7 million as of December 31, 1998 and net periodic post-retirement benefit cost by EUR 0.4 million for 1998.

(20) OTHER PROVISIONS

                                                              1998   1997   1996
                                                              ----   ----   ----
Provisions for site restoration.............................  261    237    235
Pensions and similar commitments............................  220    202    185
Other.......................................................  177    194    201
                                                              ---    ---    ---
                                                              658    633    621

(21) COMMON STOCK AND WARRANTS

     PetroFina had issued and outstanding 23,459,774, 23,420,432 and 23,252,863 ordinary shares as at December 31, 1998, 1997 and 1996 respectively. The average number of shares used to calculate basic earnings per share was 23,440,102, 23,350,612 and 23,252,764 for 1998, 1997 and 1996 respectively. For the year
1998 the average number of shares used to calculate diluted earnings per share was 23,453,053.

     In June 1997, the Company issued for its personnel a debenture loan with warrants.

     The loan of 9.3 million EUR is composed of 75,000 bonds worth 123.95 EUR each, to which are attached 150,000 warrants. Each warrant grants the holder the right to purchase one PetroFina share at 309.87 EUR per share on the following dates: June 30th 1998, 1999 and 2000. The maturity date of the debenture loan is set to be June 30, 2000, to the extent that warrants have not been exercised before.

     PetroFina issued 4,451,060 warrants in conjunction with the merger of Fina, Inc. during August 1998. Each warrant entitles the holder to purchase nine-tenths (0.9) of one ordinary voting share of PetroFina for an exercise price of US$ 42.25 per PetroFina ADS. The warrants are exercisable for a period of five years from issuance.

(22) INVESTMENTS IN JOINT VENTURES

     The Group consolidates certain jointly owned companies in accordance with proportional consolidation principles, which under U.S. GAAP would be accounted for under the equity method. The aggregate effect of applying the equity methods of accounting would be a decrease in the Group's total assets of EUR 44 million in 1998 and EUR 35 million in 1997 and an increase of EUR 47 million in 1996.

     This difference in accounting has no effect on shareholders' equity or net income. These jointly owned companies represent two industrial facilities, two smaller plants, and one marketing company. All the above companies operate in either the Group's Downstream or Chemical segments.

                                   PETROFINA

(22) INVESTMENTS IN JOINT VENTURES -- (CONTINUED)
     PetroFina's proportionate interests in the joint ventures, included in the Group's consolidated financial statements, are as follows :

                                                              1998   1997   1996
                                                              ----   ----   ----
DECEMBER 31,
Current assets..............................................    85    107    124
Noncurrent assets...........................................   450    463    457
Current liabilities.........................................  (174)  (190)  (114)
Noncurrent liabilities......................................  (314)  (307)  (317)
FOR THE YEAR ENDED DECEMBER 31,
Operating revenues..........................................   310    323    297
Operating income............................................    23     20     21
Net gain(loss)..............................................     6      2     (2)
Cash flows provided by/used in :
  -- Operating activities...................................    70     93     59
  -- Financing activities...................................   (42)   (32)     3
  -- Investing activities...................................  (101)   (90)   (60)

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

     Accounts and Notes Receivable in the Consolidated Balance Sheet include EUR 42 million, EUR 7 million and EUR 5 million at December 31, 1998, 1997 and 1996, respectively, of amounts due from equity affiliates. Accounts Payable include EUR 46 million, EUR 27 million and EUR 63 million at December 31, 1998, 1997 and 1996, respectively, of amounts due to equity affiliates. Sales to related parties were EUR 2 million for 1998, EUR 3 million for 1997 and EUR 14 million for 1996. Sales prices are determined on arms-length principles.

(24) FINANCIAL RELATIONS WITH DIRECTORS AND MANAGERS

     Salaries attributed to staff in charge of daily management (four executive directors with permanent functions and eight general managers) as well as the managers of the main subsidiaries amounted to EUR 6.0 million.

     Bonuses allocated to directors and to the eight general managers amounted to EUR 2.9 million.

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

                                   PETROFINA

(25) OIL AND GAS RESERVES PER GEOGRAPHIC AREA (UNAUDITED) -- (CONTINUED)
                   CRUDE OIL (INCLUDING CONDENSATES AND NGL)

                                                              EUROPE
                                                            AND REST OF    NORTH      EQUITY
                                                             THE WORLD    AMERICA   AFFILIATES   TOTAL
                                                            -----------   -------   ----------   ------
                                                                       (in million barrels)
PROVED DEVELOPED AND UNDEVELOPED RESERVES
At December 31, 1995......................................    514.82       34.66      26.08      575.56
  Production of the year..................................    (45.28)      (3.95)     (0.89)     (50.12)
  Sales of minerals in place..............................        --       (0.74)        --       (0.74)
  Purchases of minerals in place..........................      0.68        1.13         --        1.81
  Extensions and discoveries..............................      0.54       43.30         --       43.84
  Revisions of previous estimates.........................     14.14        2.91       0.56       17.61
  Improved recovery.......................................      0.08                               0.08
                                                              ------       -----      -----      ------
At December 31, 1996......................................    484.98       77.31      25.75      588.04
                                                              ------       -----      -----      ------
  Production of the year..................................    (48.18)      (3.96)     (1.72)     (53.86)
  Sales of minerals in place..............................        --       (3.84)        --       (3.84)
  Purchases of minerals in place..........................        --        0.50         --        0.50
  Extensions and discoveries..............................     15.74        3.30         --       19.04
  Revisions of previous estimates.........................      3.22       (0.68)      0.32        2.86
  Improved recovery (1)...................................     54.49                              54.49
                                                              ------       -----      -----      ------
At December 31, 1997......................................    510.25       72.63      24.35      607.23
                                                              ------       -----      -----      ------
  Production of the year..................................    (45.11)      (3.97)     (1.98)     (51.06)
  Sales of minerals in place..............................        --       (0.99)        --       (0.99)
  Purchases of minerals in place..........................      9.74        0.30         --       10.04
  Extensions and discoveries..............................     73.37        2.40         --       75.77
  Revisions of previous estimates.........................     28.68        1.13      (0.52)      29.29
                                                              ------       -----      -----      ------
At December 31, 1998......................................    576.93       71.50      21.85      670.28
                                                              ------       -----      -----      ------
PROVED DEVELOPED RESERVES
At December 31, 1996......................................    342.59       21.42      25.75      389.76
At December 31, 1997......................................    352.06       17.99      24.35      394.40
At December 31, 1998......................................    375.39       18.95      21.85      416.19

---------------
(1) In 1997, the amounts for improved recovery included 35 million barrels for the water injection program for Eldfisk and 19.5 million barrels for the redevelopment of Congolese fields.

                                   PETROFINA

(25) OIL AND GAS RESERVES PER GEOGRAPHIC AREA (UNAUDITED) -- (CONTINUED)
                                  NATURAL GAS

                                                            EUROPE
                                                          AND REST OF    NORTH      EQUITY
                                                           THE WORLD    AMERICA   AFFILIATES    TOTAL
                                                          -----------   -------   ----------   --------
                                                                   (in billion of cubic feet)
PROVED DEVELOPED AND UNDEVELOPED RESERVES
At December 31, 1995....................................   1,427.78     337.19                 1,764.97
  Production of the year................................    (151.91)    (58.77)                 (210.68)
  Sales of minerals in place............................         --      (5.20)                   (5.20)
  Purchases of minerals in place........................      12.18       4.77                    16.95
  Extensions and discoveries............................      10.92     134.62                   145.54
  Revisions of previous estimates.......................      50.24     (19.84)                   30.40
                                                           --------     ------                 --------
At December 31, 1996....................................   1,349.21     392.77                 1,741.98
                                                           --------     ------                 --------
  Production of the year................................    (132.30)    (76.58)                 (208.88)
  Sales of minerals in place............................         --      (3.71)                   (3.71)
  Purchases of minerals in place........................         --       0.20                     0.20
  Extensions and discoveries............................       6.42      88.47                    94.89
  Revisions of previous estimates.......................     (77.90)     (0.82)                  (78.72)
  Improved recovery (1).................................      42.56         --                    42.56
                                                           --------     ------                 --------
At December 31, 1997....................................   1,187.99     400.33                 1,588.32
                                                           --------     ------                 --------
  Production of the year................................    (113.89)    (73.47)                 (187.36)
  Sales of minerals in place............................         --     (35.71)                  (35.71)
  Purchases of minerals in place........................       2.61       1.06                     3.67
  Extensions and discoveries............................      14.53     114.22                   128.75
  Revisions of previous estimates.......................    (160.92)     (0.80)                 (161.72)
                                                           --------     ------                 --------
At December 31, 1998....................................     930.32     405.63                 1,335.95
                                                           --------     ------                 --------
PROVED DEVELOPED RESERVES
At December 31, 1996....................................     801.24     249.61                 1,050.85
At December 31, 1997....................................     916.27     260.09                 1,176.36
At December 31, 1998....................................     710.50     232.20                   942.70

---------------
(1) In 1997, the amounts for improved recovery included 42.4 billion cubic feet for the water injection program for Eldfisk.

                                   PETROFINA

                 RESULTS OF OPERATIONS FOR PRODUCING ACTIVITIES

     The following table presents the results of operations for oil and gas producing activities for the three years ended December 31,

                                                    1998                       1997                       1996
                                          ------------------------   ------------------------   ------------------------
                                                    NORTH                      NORTH                      NORTH
                                          EUROPE   AMERICA   TOTAL   EUROPE   AMERICA   TOTAL   EUROPE   AMERICA   TOTAL
                                          ------   -------   -----   ------   -------   -----   ------   -------   -----
                                                                         (in EUR million)
Revenues:
  Sales and other operating revenues....   346        83      429     403        88      491     377        58      435
  Transfers.............................   471       116      587     737       150      887     643       108      751
Operating Costs.........................   298        63      361     324        56      380     292        41      333
Exploration Expenses....................    52        15       67      55        53      108      44        31       75
Depreciation, Depletion and
  Amortization..........................   242        76      318     205        86      291     164        57      221
                                           ---       ---      ---     ---       ---      ---     ---       ---      ---
Income Before Taxes.....................   225        45      270     556        43      599     521        36      557
Income Tax Expenses.....................   157        21      178     396        14      410     388        11      399
                                           ---       ---      ---     ---       ---      ---     ---       ---      ---
Results of Operations from Producing
  Activities (Excluding Interest
    Costs)..............................    68        24       92     161        29      190     133        25      158
Group's Share of Equity Method
Investees' Results of Operations for
  Producing Activities..................    15         1       16      17         2       19      22        --       22
                                           ---       ---      ---     ---       ---      ---     ---       ---      ---
         TOTAL: Results of Operations
                from Producing
                Activities (Excluding
                Interest Costs).........    83        25      108     178        31      209     155        25      180

                                   PETROFINA

COSTS INCURRED ON OIL & GAS PROPERTIES

     A summary of costs incurred in oil and gas property acquisition, exploration and development activities, (both capitalized and charged to expense) for the periods noted follows:

                                                                 EUROPE AND           NORTH
                                                              REST OF THE WORLD      AMERICA      TOTAL
                                                              -----------------      -------      -----
                                                                          (in EUR million)
1998
Acquisition of unproved properties..........................          --                10          10
Acquisition of proved properties............................           9                 1          10
Exploration costs...........................................          75                32         107
Development costs...........................................         292               134         426
                                                                     ---               ---         ---
          TOTAL.............................................         376               177         553
                                                                     ---               ---         ---
1997
Acquisition of unproved properties..........................           2                12          14
Exploration costs...........................................          70                36         106
Development costs...........................................         315               153         468
                                                                     ---               ---         ---
          TOTAL.............................................         387               201         588
                                                                     ---               ---         ---
1996
Acquisition of unproved properties..........................          --                 6           6
Acquisition of proved properties............................          --                 3           3
Exploration costs...........................................          52                29          81
Development costs...........................................         281                91         372
                                                                     ---               ---         ---
          TOTAL.............................................         333               129         462
                                                                     ---               ---         ---

SUPPLEMENTAL OIL & GAS DATA -- CAPITALIZED COSTS

                                             1998                        1997                        1996
                                   -------------------------   -------------------------   -------------------------
                                             NORTH                       NORTH                       NORTH
                                   EUROPE   AMERICA   TOTAL    EUROPE   AMERICA   TOTAL    EUROPE   AMERICA   TOTAL
                                   ------   -------   ------   ------   -------   ------   ------   -------   ------
Proved Oil and Gas Properties....   3,495    1,083     4,578    3,135    1,040     4,175    2,846      816     3,662
Unproved Oil and Gas
  Properties.....................     294      112       406      307      137       444      276      140       416
Support facilities and other.....     177      152       329      557      200       757      349      128       477
                                   ------    -----    ------   ------    -----    ------   ------    -----    ------
                                    3,966    1,347     5,313    3,999    1,377     5,376    3,471    1,084     4,555
                                   ------    -----    ------   ------    -----    ------   ------    -----    ------
Less Accumulated Depreciation
  Depletion, Amortization and
  Impairment.....................  (2,526)    (739)   (3,265)  (2,510)    (771)   (3,281)  (2,178)    (621)   (2,799)
                                   ------    -----    ------   ------    -----    ------   ------    -----    ------
                                    1,440      608     2,048    1,489      606     2,095    1,293      463     1,756
                                   ------    -----    ------   ------    -----    ------   ------    -----    ------
Share of Net Capitalized Costs of
  Equity Affiliates..............                         20                          27                          21

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

                                             1998                        1997                        1996
                                   -------------------------   -------------------------   -------------------------
                                             NORTH                       NORTH                       NORTH
                                   EUROPE   AMERICA   TOTAL    EUROPE   AMERICA   TOTAL    EUROPE   AMERICA   TOTAL
                                   ------   -------   ------   ------   -------   ------   ------   -------   ------
                                                                   (in EUR million)
Future cash inflows..............   7,211    1,247     8,458   10,376    1,666    12,042   12,017    2,344    14,361
Future production and development
  costs..........................  (4,189)    (525)   (4,714)  (4,661)    (707)   (5,368)  (4,515)    (694)   (5,209)
Future income tax expenses.......  (1,657)    (130)   (1,787)  (3,423)    (204)   (3,627)  (5,110)    (457)   (5,567)
FUTURE NET CASH FLOWS............   1,365      592     1,957    2,292      755     3,047    2,392    1,193     3,585
                                   ------    -----    ------   ------    -----    ------   ------    -----    ------
10% annual discount for estimated
  timing of cash flows...........    (457)    (243)     (700)    (833)    (289)   (1,122)    (885)    (505)   (1,390)
                                   ------    -----    ------   ------    -----    ------   ------    -----    ------
Standardized measure of
  discounted future net cash
  flows..........................     908      349     1,257    1,459      466     1,925    1,507      688     2,195
                                   ------    -----    ------   ------    -----    ------   ------    -----    ------
Enterprise's share of equity
  method investee's standardized
  measure of discounted future
  net cash flows.................      17       --        17       36       --        36       48       --        48

                                   PETROFINA

CHANGE IN THE STANDARDIZED MEASURE

STANDARDIZED MEASURE

                                                               1998     1997     1996
                                                              ------   ------   ------
                                                                  (in EUR million)
STANDARDIZED MEASURE (beginning of year)....................   1,925    2,195    1,340
Change in sales prices related to future production.........  (1,527)  (1,500)   1,320
Change in estimated future lifting and development costs....      12     (262)     (61)
Sales and transfers of oil and gas produced during the
  period, net of production costs...........................    (664)  (1,019)    (886)
Extensions, discoveries and improved recovery, less related
  costs.....................................................     330      437      441
Revisions in previously estimated quantities................    (304)    (286)     355
Previously estimated development costs incurred during the
  period....................................................     435      398      368
Sales of minerals in place..................................     (31)     (24)     (23)
Purchases of minerals in place..............................      10        3       53
Accretion of discount.......................................     377      557      310
Net change in income taxes..................................     813    1,241   (1,179)
Exchange effect.............................................    (119)     185      157
                                                              ------   ------   ------
STANDARDIZED MEASURE (END OF YEAR)..........................   1,257    1,925    2,195

                                                                     SCHEDULE II

                                   PETROFINA

                 CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

                                                                YEARS ENDED DECEMBER 31,
                                             --------------------------------------------------------------
                                             BALANCE AT
                                             BEGINNING    CHARGED TO COSTS                   BALANCE AT END
                                             OF PERIOD      AND EXPENSES     DEDUCTIONS(1)     OF PERIOD
                                             ----------   ----------------   -------------   --------------
                                                                    (in EUR million)
December 31, 1996
  -- allowance for doubtful receivables....      62              11                (3)             70
  -- inventory valuation reserve...........      21              (8)               --              13
December 31, 1997
  -- allowance for doubtful receivables....      70               5                (6)             69
  -- inventory valuation reserve...........      13               9                (9)             13
December 31, 1998
  -- allowance for doubtful receivables....      69               7                (6)             70
  -- inventory valuation reserve...........      13             208                --             221

---------------
(1) Utilization and monetary adjustments

                                 EXHIBIT INDEX

  EXHIBITS
  --------
Exhibit 23.1  Consent of Deloitte & Touche
Exhibit 23.2  Consent of Klynveld Peat Marwick Goerdeler Reviseurs
              d'Enterprises
Exhibit 23.3  Consent of Klynveld Peat Marwick Goerdeler Reviseurs
              d'Enterprises
Exhibit 23.4  Consent of KPMG Accountants, NV
Exhibit 23.5  Consent of KPMG LLP
Exhibit 23.6  Consent of KPMG Peat Marwick
Exhibit 23.7  Consent of KPMG Audit Plc
Exhibit 23.8  Consent of KPMG