Form 20-F/A
period 1998-12-31
PETROFINA
filed 1999-04-30
CIK 1045182

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 20-F/A

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

     Indicate by check mark which financial statement item the registrant has elected to follow.
                          Item 17 [ ]     Item 18 [X]
---------------

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                             PAGE
                                                                             ----
EXCHANGE RATES.............................................................    2
ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS.....    2
GLOSSARY...................................................................    3
ABBREVIATIONS..............................................................    4
CONVERSION TABLE...........................................................    4
PART I
     Item 1.   Description of Business.....................................    5
     Item 2.   Description of Property.....................................   28
     Item 3.   Legal Proceedings...........................................   28
     Item 4.   Control of Registrant.......................................   28
     Item 5.   Nature of Trading Market....................................   29
     Item 6.   Exchange Controls and Other Limitations Affecting Security
               Holders.....................................................   31
     Item 7.   Taxation....................................................   32
     Item 8.   Selected Consolidated Financial Data........................   36
     Item 9.   Management's Discussion and Analysis of Financial Condition
               and Results of Operations...................................   38
     Item 9A.  Quantitative and Qualitative Disclosures About Market
               Risk........................................................   54
     Item 10.  Directors and Officers of Registrant........................   56
     Item 11.  Compensation of Directors and Officers......................   59
     Item 12.  Options to Purchase Securities from Registrant or
               Subsidiaries................................................   59
     Item 13.  Interest of Management in Certain Transactions..............   60
PART II
     Item 14.  Description of Securities to be Registered..................   60
PART III
     Item 15.  Defaults upon Senior Securities.............................   60
     Item 16.  Changes in Securities and Changes in Security for Registered
               Securities..................................................   60
PART IV
     Item 17.  Financial Statements........................................   60
     Item 18.  Financial Statements........................................   60
     Item 19.  Financial Statements and Exhibits...........................   61

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

                           DOLLAR/EURO EXCHANGE RATES

     The table below sets forth, for the periods and dates indicated, certain information concerning the exchange rate of dollar per Euro based on the Noon Buying Rate. For periods prior to January 1, 1999, the table arrives at the Euro/ dollar exchange rate by converting historical Noon Buying Rates based on the January 1, 1999 conversion rate of 1 Belgian franc = 0.02479 Euro (1 Euro = BEF 40.3399). Such rates were not used by the Company in the preparation of its consolidated financial statements included herein.

                                                               AT END     AVERAGE
                            YEAR                              OF PERIOD   RATE(1)   HIGH     LOW
                            ----                              ---------   -------   -----   -----
                                                                       (DOLLAR PER EURO)
1994........................................................   0.7895     0.8223    0.9056  0.7618
1995........................................................   0.7295     0.7261    0.7918  0.6926
1996........................................................   0.7861     0.7690    0.8000  0.7313
1997........................................................   0.9192     0.8899    0.9623  0.7873
1998........................................................   0.8518     0.8996    0.9544  0.8228
1999(through March 31, 1999)................................   0.9252     0.9043    0.9331  0.8466

---------------
(1) The average of the exchange rates on the last business day of each full month during the relevant period.

     On January 13, 1999, the Noon Buying Rate was 1.1698 Euro per dollar (US $
0.8548 per Euro).

     On April 23, 1999, the Noon Buying Rate was 1.0634 Euro per dollar (US $
0.9404 per Euro).

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

     ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS

     PetroFina is a Belgian corporation (societe anonyme/naamloze vennootschap). Most of its officers and directors and some of its counsel and accountants named in this Annual Report are not subject to the jurisdiction of the United States because they are neither citizens nor residents of the United States. Substantially all of the assets of these persons and a substantial portion of the assets of PetroFina and its subsidiaries are located outside the United States. As a result, it may not be possible for you to bring a lawsuit in the United States against these persons.

     If you were able to bring a lawsuit in the United States against these persons, it might not be possible for you to enforce any judgments you were able to obtain. PetroFina's Belgian counsel, Liedekerke, Wolters, Waelbroeck & Kirkpatrick, has advised PetroFina that Belgian courts will not automatically enforce judgments of U.S. federal or state courts that are based on U.S. federal securities laws against PetroFina, its non-U.S. subsidiaries, controlling persons, directors, officers or experts named in this Annual Report. Under Belgian law, actions for enforcement of judgments of courts of the United States will be successful only if the Belgian court confirms the substantive correctness of the U.S. court's judgment and is satisfied that the judgement (a) is not contrary to Belgian public policy or law, (b) did not violate the rights of the defendant and (c) is not subject to further appeal under U.S. law. The Belgian court must also be satisfied as to the authenticity of the text of the U.S. court's judgment.

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

                                CONVERSION TABLE

1 barrel.....................  = 42 U.S. gallons
1 barrel of oil equivalent...  = 1 barrel of crude oil        = 6,000 cubic feet of gas(1)
1 barrel of crude oil per
  day........................  = approximately 50 tonnes of
                                 crude oil (33 API) per year
1 cubic meter................  = 35,315 cubic feet
1 kilometer..................  = approximately 0.62 miles
1 square kilometer...........  = 247.1 acres
1 tonne......................  = 1 metric ton                 = 1,000 kilograms
                                                                (approximately 2,203
                                                                pounds)
1 tonne of crude oil.........  = 1 metric ton of crude oil    = approximately 7.3 barrels
                                                                of crude oil (assuming a
                                                                specific gravity of 33
                                                                degrees API (American
                                                                Petroleum Institute))

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

     PetroFina's largest and most productive Upstream asset, the Ekofisk complex in the Norwegian sector of the North Sea, has been completely redeveloped at a cost of US $2.63 billion. PetroFina's share of the cost was approximately US $750 million. Production through the new installations started in August 1998, and during March 1999 PetroFina's share of the production from the Ekofisk complex reached an approximate rate of 90,000 barrels of oil and PetroFina expects natural gas production to reach 150 million cubic feet per day in 2000. For additional information regarding this redevelopment project, see "Upstream Activities by Geographic Region -- Europe" below.

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

                                                              1998       1997      1996
                                                              -----      ----      ----
Actual throughput (Mt/y)....................................  34.34      32.9      31.8
Utilization.................................................   95.4%     97.3%     98.1%
Total installed capacity (Mt/y).............................     36      35.8      32.4

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

     The table below sets forth the number of stations in the United States owned by the Group, the number of FINA-branded distributor stations and the total number of stations as of the end of each of the three years indicated.

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

     The Southeastern Business Unit manages supply and marketing activities in, and east of, the Dallas/Ft. Worth area in Texas and throughout the Gulf States region, including the Port Arthur refinery. The Southwestern Business Unit manages marketing activities west of Ft. Worth, Texas (principally, west Texas and New Mexico) and includes crude gathering operations and the Big Spring refinery. As of January 1, 1996, the Group took a 34.4% interest in Southwest Convenience Stores, which owns and operates 168 convenience stores in west Texas and New Mexico under exclusive licensing arrangements using the 7-Eleven brand and which is supplied with all its fuel requirements by the Group.

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

     PetroFina's customers use petrochemicals to manufacture such things as flexible and rigid packaging, fibers for carpets, specialty films, wire and cable. Through its research and development activities, PetroFina is extending the Group's range of products and services, utilizing a customer-driven approach.

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

LICENSING AND PROPRIETARY TECHNOLOGY

     Licensing of PetroFina's proprietary technology relating to polystyrene, thermoplastic elastomers, paints, dewaxing of diesel fuel and propylene purification has increased significantly and now extends to countries such as China, Japan, Taiwan, Korea and Saudi Arabia. Some countries, such as China, do not protect a company's intellectual property to the same extent as the laws of the U.S. or European countries.

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

     The table below sets forth, for the periods indicated, the reported high and low closing prices in Euro for the PetroFina Shares on the BSE:

                                 PRICE PER
                              PETROFINA SHARE
                                  (EURO)
                              ---------------
                               HIGH     LOW
                               ----     ---
1996
  First Quarter.............  235.00   203.77
  Second Quarter............  247.65   212.20
  Third Quarter.............  254.09   228.81
  Fourth Quarter............  266.49   231.04
1997
  First Quarter.............  317.30   249.13
  Second Quarter............  347.05   286.94
  Third Quarter.............  386.71   325.98
  Fourth Quarter............  374.32   309.87
1998
  First Quarter.............  356.35   310.49
  Second Quarter............  386.09   338.38
  Third Quarter.............  396.63   285.08
  Fourth Quarter............  444.97   277.02

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

                            PRICE PER ADS
                                (US$)
                          ------------------
                           HIGH        LOW
                           ----        ---
1996
  First Quarter.........  31.609      26.984
  Second Quarter........  31.328      27.359
  Third Quarter.........  32.297      29.547
  Fourth Quarter........  31.000      30.750
1997
  First Quarter.........  35.500      31.250
  Second Quarter........  36.625      33.250
  Third Quarter.........  39.375(1)   36.500(1)
                          39.500(2)   36.313(2)
  Fourth Quarter........  42.000      35.750
1998
  First Quarter.........  38.000      33.375
  Second Quarter........  42.375      36.000
  Third Quarter.........  43.000      34.375
  Fourth Quarter........  49.250      34.500

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

                            PRICE PER PETROFINA
                                  WARRANT
                                   (US$)
                            --------------------
                             HIGH          LOW
                             ----          ---
1998
  Third Quarter(1)........   5.000        3.125
  Fourth Quarter..........   9.563        2.313

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

ITEM 7. TAXATION

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS RELATING TO PETROFINA ADSS

     The following discussion summarizes the material U.S. federal income tax consequences to U.S. Holders of the ownership, disposition or exercise of PetroFina ADSs. The discussion considers only U.S. Holders that own PetroFina ADSs as capital assets within the meaning of Code Section 1221.

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

CERTAIN BELGIAN INCOME TAX CONSIDERATIONS OF HOLDING AND DISPOSING OF PETROFINA ADSs.

     The following discussion summarizes the material Belgian income tax consequences to U.S. persons, and to other non-residents of Belgium who do not have a permanent establishment in Belgium, of the ownership, disposition or exercise of PetroFina ADSs.

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

                        PETROFINA S.A. AND SUBSIDIARIES
                    SUMMARY OF FINANCIAL AND OPERATING DATA
         (IN EURO MILLION, EXCEPT PER SHARE DATA AND NUMBER OF SHARES)

                                                        U.S. GAAP                       BELGIAN GAAP
                                                        ---------                       ------------
                                                 FOR THE YEAR ENDED AND AT DECEMBER 31,
                                                 --------------------------------------
                                       1998         1997         1996         1995          1994
                                    ----------   ----------   ----------   ----------   ------------
FINANCIAL
  Operating Revenue...............      17,093       18,057       15,459       13,850        14,237
  Depreciation, depletion and
     amortization.................         731          712          589          559           565
  Exploration costs...............          67          108           75          104            65
  Operating Income................         683        1,161          976          763           688
  Net earnings....................         466          547          395          293           249
  Net basic earnings per share....       19.89        23.42        17.00        12.62         10.71
  Diluted net earnings per
     share........................       19.88        23.42        17.00        12.52         10.71
  Cash dividends per share........       11.40         9.92         8.73         7.93          6.94
  Cash dividends per share (US
     $)(1)........................       12.50        11.44        11.07        10.83          8.22
  Capital expenditures............       1,256        1,082          822          740           669
  Long term obligations...........       1,609        1,487        1,223        1,109         1,279
  Total assets....................       9,635       10,005        9,092        8,277         8,449
  Stockholders' equity............       3,981        3,865        3,347        3,051         3,061
  Average Shares outstanding......  23,440,102   23,350,612   23,252,764   23,252,414    23,252,126
  Ratio of earnings to fixed
     charges(%)...................        3.59         6.21         5.27         4.19          3.53
OPERATIONS
  Crude oil, condensate, and
     natural gas liquids produced
     (in million barrels of oil
     equivalent)..................        49.1         52.2         49.3         50.7          42.8
  Natural gas produced (in billion
     cubic feet)..................       187.4        208.9        210.7        204.0         211.7
  Refinery throughput crude oil
     (thousands barrels per
     day).........................       695.6        669.0        645.3        597.8         593.8
  Major chemicals and plastics
     produced (in thousand
     tonnes)......................       4,253        4,070        3,774        3,460         3,300
  Employees (average for the
     year)........................      14,489       14,675       13,588       13,653        14,013

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

     The Group financial statements were previously presented in Belgian francs. A Belgian Royal Decree dated December 15, 1998 permits Belgian companies to restate financial statements and notes in Euro. All current year and comparative financial statements in this Annual Report have been restated in Euro based on the rate of 40.3399 BEF per Euro effective January 1, 1999. PetroFina's financial statements as reported in Euro depict the same trends as would have been presented if the Company had continued to present its financial statements in Belgian francs. The historical results of a non-Belgian company would be restated in Euro based upon the January 1, 1999 exchange ratio between its legal currency and the Euro, effectively "fixing" the historical exchange rate between the Belgian franc and other legal currency. Thus, the results of Belgian and non-Belgian companies restating in Euro would not be comparable because it is likely the actual exchange ratio between the two currencies differed materially from the implied exchange ratio.

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

These charges were partially offset by gains on asset disposals of EUR 74 million (BEF 3.0 billion) after-tax and by other revenue of EUR 41 million (BEF
1.7 billion) related to refunds of excess insurance premiums and by the recognition of tax loss carryforwards on U.S. subsidiaries for an amount of EUR 55 million (BEF 2.2 billion). After taking into account these changes for the same period, PetroFina's share of earnings on a replacement cost basis increased to EUR 573 million (BEF 23.1 billion) in 1998 from EUR 568 million (BEF 22.9 billion) in 1997. The replacement cost basis method calculates the cost of products sold using the average quoted market prices for raw materials for the month in which the sale occurred.

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

     The Group's consolidated operating revenue in 1998 was EUR 17 billion, a decrease of EUR 974 million, or 5%, from 1997. A EUR 2.8 billion decrease related to sales prices was partially offset by increases of EUR 1.1 billion resulting from higher sales volume and EUR 137 million resulting from the appreciation of the dollar and other European currencies against the Belgian franc. Financial charges decreased by EUR 35 million (BEF 1.4 billion) due to an increase of EUR 15 million in capitalized interest, EUR 10 million in gain on marketable securities held by insurance affiliates and increases in exchange rate gains of EUR 15 million.

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

UPSTREAM: REVIEW OF OPERATIONS

                                                 1998                    1997                    1996
                                         ---------------------   ---------------------   ---------------------
                                                       NORTH                   NORTH                   NORTH
                                         EUROPE(1)    AMERICA    EUROPE(1)    AMERICA    EUROPE(1)    AMERICA
                                         ----------   --------   ----------   --------   ----------   --------
                                         (IN EUR MILLION, EXCEPT NUMBER OF EMPLOYEES, PRODUCTION AND RESERVES)
Operating Revenue(2)...................      910        1,282       1,216        972        1,040        577
Equity in Net Income of Non
  Consolidated Investees...............       15            1          17          2           22         --
                                           -----       ------     -------      -----      -------      -----
     Total Revenue.....................      925        1,283       1,233        974        1,062        577
Operating Expense, Excluding
  Depreciation and Exploration
  Expense..............................     (353)      (1,136)       (370)      (771)        (263)      (433)
Depreciation, Depletion and
  Amortization.........................     (242)         (76)       (205)       (86)        (164)       (57)
Exploration Expense....................      (52)         (15)        (55)       (53)         (44)       (31)
Other Operating Expense................      (24)         (16)        (24)       (16)         (46)        (2)
                                           -----       ------     -------      -----      -------      -----
Operating Income (loss)................      254           40         579         48          545         54
                                           =====       ======     =======      =====      =======      =====
Capital Expenditures...................      367          167         378        193          321        125
Total Assets...........................    1,585          803       1,620        752        1,430        563
                                           =====       ======     =======      =====      =======      =====
Crude Oil Production (in million
  barrels)(3)..........................     45.1          4.0        48.2        4.0         45.3        4.0
Natural Gas Production (in Bcf)........    113.9         73.5       132.3       76.6        151.9       58.8
Proved Oil Reserves (in million
  barrels)(3)..........................    576.9         71.5       510.3       72.6        485.0       77.3
Proved Gas Reserves (in Bcf)...........    930.3        405.6     1,188.0      400.3      1,349.2      392.8
     Total Proved Reserves (in million
       barrels of oil
       equivalent)(3)(4)...............    732.0        139.1       708.3      139.3        709.9      142.8
                                           =====       ======     =======      =====      =======      =====
Average Number of Employees............      322          394         345        493          372        453
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

     Sales revenue decreased by EUR 586 million for petroleum products. Product price reductions resulted in a decrease of EUR 1,165 million, partially offset by excise taxes of EUR 474 million. Higher sales volumes contributed EUR 806 million. In addition, currency exchange rate fluctuations improved operating revenue by EUR 69 million.

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

     Cash Flow amounted to EUR 1,425 million, EUR 1,417 million and EUR 1,090 million in 1998, 1997 and 1996, respectively.

     Cash provided by operating activities was EUR 1,094 million, EUR 1,337 million and EUR 913 million in 1998, 1997 and 1996, respectively. Cash flow from operating activities totaled EUR 1,094 million in 1998, down EUR 243 million from 1997. Major sources of funds were net income of EUR 466 million and non-cash provisions including depreciation and depletion of EUR 953 million. The decrease in 1998 cash flow from operations compared to 1997 is the result of lower earnings and increased working capital requirements.

     Capital expenditures, which include investment in affiliates and exploration expenses, amounted to EUR 1,256 million, EUR 1,082 million and EUR 822 million in 1998, 1997 and 1996, respectively.

     Total debt increased EUR 223 million to EUR 2,458 million in 1998. This increase was financed mostly with the issuance of short-term commercial paper fully supported by long-term credit facilities. As of December 31, 1998, the Group had available long-term committed and unused credit facilities totaling approximately EUR 1.4 billion.

     PetroFina believes that cash provided by operations together with available liquidity from existing facilities will be sufficient to fund the Group's planned capital expenditures, working capital requirements, debt and interest repayments and dividends for the foreseeable future.

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

     The 1999 capital expenditure budget is currently estimated to be EUR 1,054 million, EUR 392 million for Upstream, EUR 331 million for Downstream, EUR 273 million for Chemicals and EUR 58 million for Paints and other activities. Petrofina expects to fund 1999 capital expenditures primarily with cash flow generated by operations.

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

STATUS OF PETROFINA'S YEAR 2000 READINESS PROGRAM

                                                              ACTUAL AS OF     COMPLETION
                                                              DECEMBER 1998      TARGET
                                                              -------------  --------------
Awareness...................................................      100%
Inventory...................................................      100%
Assessment and remediation
  IT critical systems.......................................       95%         April 1999
  Other important applications..............................       60%         June 1999
  Embedded systems..........................................       60%         June 1999
  Suppliers and partners....................................     ongoing       June 1999
Testing and contingency
  Central IT testing........................................     limited       June 1999
  Other critical IT testing.................................     limited     September 1999
  Contingency plans.........................................     ongoing      October 1999

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

     The failure for Year 2000 reasons of critical systems or relationships with customers or suppliers could have a material adverse effect on PetroFina's results of operations, liquidity or financial condition. PetroFina currently believes that the most reasonably likely worst-case scenario is that there may be some Year 2000 disruptions that could affect isolated business operations for a short time. Disruptions should not be long term or have a significant effect on PetroFina's financial results. PetroFina believes that the compliance program currently implemented will significantly reduce the risk of a major Year 2000 business interruption. Given the varying state of readiness of different countries in which PetroFina operates and the varying degree of preparations of suppliers and external services, the potential impact of disruptions cannot be reasonably estimated. PetroFina will continue to work with customers and suppliers throughout 1999 to assess whether they are Year 2000 compliant. In addition, PetroFina is identifying possible scenarios involving failures for Year 2000 reasons of materially important IT and non-IT systems or materially important relationships with customers and suppliers and developing contingency plans for mitigating such failures. Contingency guidelines for operational and support services were first drafted in November 1998 with the help of outside consultants. PetroFina continues to analyze possible risks associated with the Year 2000 issue, assess the probability and effect of these risks on business operations and formulate plans to mitigate disruptions. In the second quarter of 1999 the contingency plans will be reviewed with business management teams and approved by management. The contingency plans should be complete by October 1999. Because of uncertainties, the actual effect of Year 2000 issues may be different from the current assessment.

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
  -- GBP (pound sterling) Functional
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
  -- GBP (pound sterling) Functional
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

     The value of these contracts is sensitive to changes in commodity prices. If the price of the underlying commodities change, it would have the same effect on the fair value of the Group's commodity derivative instruments. Based on an undiscounted cash flow approach, decreasing the forward rates of these commodities by 10% would decrease the fair value of these instruments by EUR 1.5 million, while increasing the forward rates by 10% would increase the fair value of these instruments by EUR 1.5 million. Given that there is no economic basis for predicting the magnitude of the change that will occur, the Company has assumed a 10% positive and negative change.

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

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

     For the year ended December 31, 1998, the aggregate amount paid by the Company for compensation of its directors and executive officers as a group (27 persons) for services in all capacities was approximately EUR 4.8 million. As of December 31, 1998, the aggregate amount accrued by the Company to provide pension, retirement and other similar benefits for these directors and officers as a group was approximately EUR 2.5 million.

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

Date:   April 30, 1999

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

     The basis of valuation of stock in the accompanying balance sheets, which has been applied consistently since 1971, does not comply with Statement of Standard Accounting Practice Number 9 (Revised) in that cost is ascertained, in part, on a last in first out basis. Were stock to have been valued on a first in first out basis, the value of stock in the balance sheet would have increased by (pound sterling)4,880,000 as of December 31, 1996 and the profit before taxation for the year ended December 31, 1996 would have increased by (pound sterling)1,788,000.

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

Jorgen Lorentzen-Styr

                                   PETROFINA

                       CONSOLIDATED FINANCIAL STATEMENTS

                          CONSOLIDATED BALANCE SHEETS
                                (in EUR million)

                                                               FOR THE YEARS ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                              1998     1997    1996
                                                              -----   ------   -----
FIXED ASSETS
Intangible Assets...........................................     65       56      50
Goodwill....................................................     88        1       1
Tangible Assets.............................................  5,738    5,829   5,235
Financial Assets............................................    213      171     163
Other Assets................................................    320      291     278
                                                              -----   ------   -----
                                                              6,424    6,348   5,727
CURRENT ASSETS
Stocks......................................................    978    1,278   1,194
Trade Debtors...............................................  1,581    1,823   1,712
Other Debtors...............................................    407      301     270
Marketable Securities.......................................    179      165     121
Cash and Cash Equivalents...................................     66       90      68
                                                              -----   ------   -----
                                                              3,211    3,657   3,365
          Total Assets......................................  9,635   10,005   9,092
                                                              =====   ======   =====
CREDITORS AMOUNTS FALLING DUE WITHIN ONE YEAR
Finance Debt................................................    849      748     884
Income Tax Payable..........................................     61      221     251
Trade Creditors.............................................  1,102    1,306   1,140
Other Creditors.............................................    813      917     918
                                                              -----   ------   -----
                                                              2,825    3,192   3,193
CREDITORS AMOUNTS FALLING DUE AFTER ONE YEAR
Finance Debt................................................  1,609    1,487   1,223
PROVISIONS FOR LIABILITIES AND CHARGES
Deferred Taxation...........................................    560      658     565
Other Provisions............................................    658      633     621
                                                              -----   ------   -----
                                                              2,827    2,778   2,409
Minority Interest...........................................      2      170     143
SHAREHOLDERS' EQUITY
Subscribed Capital (EUR 46.16 par value, shares issued and
  outstanding: 1998--23,459,774, 1997--23,420,432,
  1996--23,252,863).........................................  1,083    1,081   1,073
Share Premium...............................................    676      647     603
Retained Earnings...........................................  2,870    2,671   2,355
Accumulated Other Comprehensive Income......................   (648)    (534)   (684)
                                                              -----   ------   -----
                                                              3,981    3,865   3,347
          Total Liabilities and Shareholders' Equity........  9,635   10,005   9,092
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

                                   PETROFINA

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (in EUR million)

                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                              ----------------------------------
                                                               1998          1997          1996
                                                              -------       -------       ------
CASH FLOW FROM OPERATING ACTIVITIES
Net Income..................................................     466           547          395
Minority Interest...........................................       6            16           18
Adjustments to Reconcile Net Earnings to Net Cash Provided
  by Operating Activities:
     Depreciation, Depletion, and Amortization (including
       exploration costs)(1)................................     798           802          648
     Provisions for Liabilities and Charges.................     (11)          (29)          (8)
     Provisions for Losses on Trade debtors and Stocks......     215            14            3
     Deferred Income Taxes..................................     (49)           67           34
                                                              ------        ------        -----
     Equity in Net Income of Affiliated Companies Net of
       Dividend
       Received.............................................     (18)           (6)          (8)
     Gain on Sales of Assets................................     (72)          (12)         (33)
     Changes in Working Capital:
          -- Trade Debtors..................................     157           (13)        (166)
          -- Stocks.........................................      61           (25)         (17)
          -- Trade Creditors................................    (164)           78           71
          -- Other Creditors................................     (58)          (55)          79
          -- Income Tax Payable.............................    (148)          (39)         (21)
          -- Other..........................................     (89)           (8)         (82)
                                                              ------        ------        -----
          Net Cash Provided by Operating Activities.........   1,094         1,337          913
CASH FLOWS FROM INVESTING ACTIVITIES
Capital Expenditure Including Exploration Expenses(1).......  (1,235)       (1,072)        (799)
Proceeds from Sales of Assets...............................     166            39          103
Investments in Affiliates...................................     (21)          (10)         (23)
                                                              ------        ------        -----
          Net Cash Used in Investing Activities.............  (1,090)       (1,043)        (719)
CASH FLOWS FROM FINANCING ACTIVITIES
Additions to Long Term Debt.................................     403           435          344
Payments of Long Term Debt..................................    (226)         (234)        (417)
Net Change in Short Term Notes Payable......................     206          (282)          86
Warrant Exercise Proceeds...................................      31            52           --
Minority Interest...........................................    (167)           --           --
Dividend Paid to the Minority Interest......................      (7)          (13)          (9)
Dividend Paid...............................................    (267)         (231)        (203)
                                                              ------        ------        -----
          Net Cash Used in Financing Activities.............     (27)         (273)        (199)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........     (23)           21           (5)
Cash and Cash Equivalents at Beginning of Year..............      90            68           71
Cash and Cash Equivalents at End of Year....................      66            90           68
Effect of Exchange Rate Changes.............................      (1)            1            2
                                                              ------        ------        -----
Net Increase (Decrease) in Cash and Cash Equivalents........     (23)           21           (5)
Income Taxes Paid...........................................    (331)         (453)        (324)
Interest Paid...............................................    (166)         (170)        (171)

------------------
(1) Includes cash exploration expenses of EUR 52 million in 1998, EUR 73 million in 1997 and EUR 45 million in 1996.

          See accompanying notes to consolidated financial statements.

 All amounts were restated in Euros based on the January 1, 1999 rate (40.3399
                                 BEF per Euro).

                                   PETROFINA

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
          (in EUR million except number of shares and per share data)

                                 ORDINARY SHARES ISSUED
                                 -----------------------                            OTHER           TOTAL
                                              SUBSCRIBED    SHARE    RETAINED   COMPREHENSIVE   SHAREHOLDERS'
                                   NUMBER      CAPITAL     PREMIUM   EARNINGS      INCOME          EQUITY
                                 ----------   ----------   -------   --------   -------------   -------------
Balance December 31, 1995......  23,252,451     1,073        603      2,163         (787)           3,052
Warrants Exercised.............         412                                                            --
Net Income 1996................                                         395                           395
Dividend Declared and Paid
  (EUR 8.73 Per Share).........                                        (203)                         (203)
Foreign Currency Translation...                                                      103              103
                                 ----------     -----        ---      -----         ----            -----
Balance December 31, 1996......  23,252,863     1,073        603      2,355         (684)           3,347
Warrants Exercised.............     167,569         8         44                                       52
Net Income 1997................                                         547                           547
Dividend Declared and Paid
  (EUR 9.92 Per Share).........                                        (231)                         (231)
Foreign Currency Translation...                                                      150              150
                                 ----------     -----        ---      -----         ----            -----
Balance December 31, 1997......  23,420,432     1,081        647      2,671         (534)           3,865
Warrants Exercised.............      39,342         2         29                                       31
Net Income 1998................                                         466                           466
Dividend Declared and Paid
  (EUR 11.40 Per Share)........                                        (267)                         (267)
Foreign Currency Translation...                                                     (107)            (107)
Minimum Pension Liabilities....                                                       (7)              (7)
Balance December 31, 1998......  23,459,774     1,083        676      2,870         (648)           3,981
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

     The Company has issued and outstanding 23,459,774 shares as of December 31, 1998 with aggregate subscribed capital of EUR 1,082,762,600 (EUR 46.16 per share). By decision of the Company's shareholders, the Company's Board of Directors is authorized to increase statutory capital by EUR 362.3 million (representing 7,848,942 shares).

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

     Exploratory costs, excluding the costs of exploratory wells, are charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, are capitalized pending determination whether the wells have found proved reserves which justify commercial development. If such reserves are not found within one year or the Group has not commenced or committed to additional drilling, the drilling costs are charged to exploration expenses. All development costs related to proved oil and gas reserves are capitalized. Interest is capitalized as a component of the cost of construction for development projects in progress. Normal maintenance and repairs are charged to expense as incurred. Renewals, betterments and major repairs that extend the useful life or productivity of PP&E are capitalized and the assets replaced, if any, are retired.

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

(3) RESEARCH AND DEVELOPMENT COSTS

     Research and development costs incurred and expensed amounted to EUR 78 million in 1998, EUR 80 million in 1997 and EUR 76 million in 1996.

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

(14) FINANCIAL INSTRUMENTS

     Amounts related to PetroFina's financial instruments were as follows:

                                                                  AS OF DECEMBER 31,
                                                      1998               1997               1996
                                                ------------------------------------------------------
                                                CARRYING   FAIR    CARRYING   FAIR    CARRYING   FAIR
                                                 AMOUNT    VALUE    AMOUNT    VALUE    AMOUNT    VALUE
                                                --------   -----   --------   -----   --------   -----
BALANCE SHEET FINANCIAL INSTRUMENTS:
     Marketable securities....................     179       179      165       165      121       121
     Long term debt...........................   1,682     1,726    1,599     1,641    1,260     1,317
DERIVATIVE INSTRUMENTS:
     Interest rate swaps......................      (7)      (29)      (5)      (19)       2       (13)
     Currency swaps...........................      (1)       (3)      (2)       (3)      (5)       (7)
     Forward foreign exchange contracts.......       1         1        3         3       (4)       (4)
     Commodity contracts......................       6         6       --        --        5         5

     PetroFina's notional amount of debt covered under interest rate swaps totaled approximately EUR 683 million, EUR 803 million and EUR 662 million, and under currency swaps totaled approximately EUR 296 million, EUR 107 million and EUR 176 million at December 31, 1998, 1997 and 1996, respectively. Amounts to be paid or received under these agreements are accrued on the balance sheet over the life of the swap agreements. The fair value of the swap agreements are not recognized in the consolidated financial statements since they are accounted for as hedges of the underlying debt instruments.

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

     ACTUAL INCOME TAX EXPENSE DIFFERS FROM THE EXPECTED INCOME TAX EXPENSE USING THE BELGIAN STATUTORY INCOME TAX RATE AS FOLLOWS:

                                                               FOR THE PERIOD ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                              1998     1997    1996
                                                              -----   ------   -----
Income before tax and minority interest.....................   604    1,047     851
Expected income tax at statutory tax rate of 40.17%.........   243      421     342
  -- foreign tax rate differences...........................    72      171     148
  -- uplift benefit(1)......................................   (45)     (28)    (30)
  -- non deductible expenses................................    11       25      17
  -- tax free income........................................   (69)     (55)    (53)
  -- change in valuation allowance..........................     2      (13)     16
  -- effect of foreign tax rate changes(2)..................     1      (31)     --
  -- capital losses.........................................   (68)      --      --
  -- other..................................................   (15)      (6)     (2)
                                                               ---    -----     ---
Total income tax expense....................................   132      484     438

---------------
(1) Uplift is a special deduction allowed against revenues from oil and gas activities on the Norwegian continental shelf.

(2) Effect primarily of tax rates reduction in the U.K. and in Italy in 1997.

                                   PETROFINA

(15) INCOME TAXES -- (CONTINUED)
     THE DEFERRED INCOME TAX ASSETS AND LIABILITIES ARE AS FOLLOWS:

                                                                    FOR THE PERIOD ENDED
                                                                        DECEMBER 31,
                                                                  ------------------------
                                                                  1998      1997      1996
                                                                  ----      ----      ----
Deferred income tax assets:
     -- tax loss carryforwards..............................       210       205       234
     -- deferred uplift(1)..................................        60        58        50
     -- provisions and accrued liabilities..................       102        52        94
     -- investment deductions...............................        12         9        12
     -- AMT credits(2)......................................       174       118        90
     -- other...............................................        24        13         9
Valuation allowance.........................................      (159)     (169)     (214)
                                                                  ----      ----      ----
Net deferred income tax assets..............................       423       286       275
Deferred income tax liabilities:
     -- PP&E related(3).....................................      (777)     (736)     (630)
     -- untaxed reserves....................................      (116)     (125)     (150)
                                                                  ----      ----      ----
Total deferred income tax liabilities.......................      (893)     (861)     (780)
                                                                  ----      ----      ----
Net deferred income tax liability...........................      (470)     (575)     (505)

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

  Pension plans

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

                                                                                                       OTHER POST-RETIREMENT
                                                        PENSION BENEFITS                                      BENEFITS
                                 ---------------------------------------------------------------   ------------------------------
                                         BELGIAN PLANS                     NON BELGIAN
                                 ------------------------------   ------------------------------
                                   1998       1997       1996       1998       1997       1996       1998       1997       1996
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
CHANGE IN BENEFIT OBLIGATION:
Benefit Obligation at the
 Beginning of the Year.........   212.2      207.8      198.6       730.4     557.4      488.3       59.2       47.7       46.8
Service Cost...................    11.1       10.4       10.7        21.1      19.2       17.5        1.4        1.1        1.0
Interest Cost..................    15.4       15.0       14.0        47.3      44.9       39.4        4.1        4.0        3.6
Participant's Contributions....     2.9        2.7        2.9         2.4       2.6        2.3        0.9        0.9        0.8
Amendments.....................     8.2        0.9         --        (0.9)       --         --         --         --         --
Actuarial (Gain)/Loss..........    17.9      (13.6)      (2.3)      (11.9)     74.7       (0.2)      (1.5)       1.9       (2.5)
Acquisitions...................      --         --         --         1.2       0.2         --         --         --         --
Divestitures...................      --         --         --        (8.1)       --         --         --         --         --
Currency Exchange..............      --         --         --       (30.9)     62.3       37.3       (3.8)       7.6       (4.9)
Benefit Payments...............   (16.1)     (11.0)     (16.1)      (30.8)    (30.9)     (27.2)      (4.2)      (4.0)       2.9
Benefit Obligation at the End
 of the Year...................   251.6      212.2      207.8       719.8     730.4      557.4       56.1       59.2       47.7
CHANGE IN PLAN ASSETS:
Fair Value of Plan Assets at
 Beginning of Year.............   231.1      217.7      204.8       829.3     641.4      529.1         --         --         --
Actual Return on Plan Assets...    31.6       18.1       21.1        47.9     122.8       76.3         --         --         --
Acquisitions...................      --         --         --         1.2       0.2         --         --         --         --
Divestitures...................      --         --         --       (10.2)       --         --         --         --         --
Employer Contributions.........    14.8        3.6        5.0         5.6       8.0        6.2        3.3        3.1        2.1
Participant's Contributions....     2.9        2.7        2.9         2.4       2.6        2.3        0.9        0.9        0.8
Currency Exchange..............      --         --         --       (44.4)     85.2       54.7         --         --         --
Benefit Payments...............   (16.1)     (11.0)     (16.1)      (30.8)    (30.9)     (27.2)      (4.2)      (4.0)      (2.9)
Fair Value of Plan Assets at
 End of Year...................   264.3      231.1      217.7       801.0     829.3      641.4         --         --         --
FUNDED STATUS:
Funded Status at End of Year...    12.7       18.9        9.9        81.2      98.9       84.0      (56.1)     (59.2)     (47.7)
Unrecognized Net Actuarial
 (Gain)/Loss...................   (15.6)       1.0       (9.5)      (13.8)    (23.0)     (36.4)       0.2        1.9       (0.9)
Unrecognized Transition
 Amount........................    (3.1)      (3.6)      (4.1)      (32.5)    (42.5)     (45.4)        --         --         --
Unrecognized Prior Service
 Cost..........................     8.6      (21.4)        --         1.6       1.9        1.2       (0.1)      (0.2)      (0.2)
Net Amount Recognized..........     2.6       (5.1)      (3.7)       36.5      35.3        3.4      (56.0)     (57.5)     (48.8)
AMOUNTS RECOGNIZED IN STATEMENT
 OF FINANCIAL POSITION:
Prepaid Benefit Cost...........     2.3         --         --       136.7     126.6       89.5         --         --         --
Accrued Benefit Cost...........      --       (5.1)      (3.7)     (113.7)    (93.3)     (86.4)     (56.0)     (57.5)     (48.8)
Intangible Asset...............     0.3         --         --         6.2       2.0        0.3         --         --         --
Accumulated Other Comprehensive
 Income........................      --         --         --         7.3        --         --         --         --         --
Net Amount Recognized..........     2.6       (5.1)      (3.7)       36.5      35.3        3.4      (56.0)     (57.5)     (48.8)
COMPONENTS OF NET PERIODIC
 BENEFIT COST:
Service Cost...................    11.1       10.4       10.7        21.1      19.2       17.5        1.4        1.1        1.0
Interest Cost..................    15.4       15.0       14.0        47.3      44.9       39.4        4.1        4.0        3.6
Expected Return of Plan
 Assets........................   (18.0)     (16.7)     (14.4)      (65.9)    (62.1)     (49.3)        --         --         --
Amortization of Prior Service
 Cost..........................     0.6         --         --         0.2      (0.6)       0.2       (0.1)        --
Amortization of Transition
 Amount........................    (0.5)      (0.5)      (0.5)       (6.9)     (7.0)      (5.8)        --         --         --
Curtailment (Gain)/Loss........      --         --         --        (0.5)       --         --         --         --         --
Recognized Net Actuarial
 (Gain)/Loss...................    (1.6)      (3.2)      (2.9)        1.6      (3.7)      (5.0)        --         --         --
Net Periodic Benefit
 (Gain)/Loss...................     7.0        5.0        6.9        (3.1)     (9.3)      (3.0)       5.4        5.1        4.6
WEIGHTED AVERAGE ASSUMPTIONS:
Discount Rate..................    6.50%      7.00%      7.00%       6.22%     7.15%      7.71%      7.00%      7.25%      7.75%
Expected Return on Plan
 Assets........................    7.75%      8.25%      8.25%       9.02%     9.38%      9.43%
Rate of Compensation
 Increase......................    4.50%      5.00%      5.00%       3.77%     4.69%      4.63%
Inflation Rate.................    2.50%      2.50%      3.00%       2.19%     3.48%      3.58%

     The health care cost annual trend rate assumed for 1998, for pre-65 and post-65 years of age, was 6.55% and 6.43%, respectively. For 1999, this rate was assumed to be 6.27% and 6.07%, respectively, and gradually

                                   PETROFINA

(19) EMPLOYEE BENEFIT PLANS -- (CONTINUED) decrease to 6 % and 5 %, respectively. The health care cost trend rate has a significant effect on the amounts reported. Increasing the trend rate by one percentage point in each year would increase the accumulated post-retirement benefit obligation by EUR 4.7 million as of December 31, 1998 and net periodic post-retirement benefit cost by EUR 0.4 million for 1998.

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

     The loan of 9.3 million EUR is composed of 75,000 bonds worth 123.95 EUR each, to which are attached 150,000 warrants. Each warrant grants the holder the right to purchase one PetroFina share at 309.87 EUR per share on the following dates: June 30th 1998, 1999 and 2000. The maturity date of the debenture loan is set to be June 30, 2000, to the extent that warrants have not been exercised before. The Board of Directors approved 150,000 additional shares for issuance at its May 1997 meeting.

     As allowed by Statement of Financial Accounting Standards 123, "Accounting for Stock-Based Compensation," the Group does not recognize compensation expense on the grant of warrants. If compensation expense had been determined based upon the fair value of the warrants on the date of the grant, the Group's net income and earnings per share on both a basic and diluted basis would have been reduced by EUR 6 million, or EUR 0.24 per share in 1997. The weighted average fair value of PetroFina warrants issued in 1997 was EUR 36.93. There were no warrants or options issued to employees in 1998 or 1996. The fair value of each warrant was estimated on the date of grant using a Black-Scholes pricing model for European-type warrants with the following assumptions for 1997: risk free rate of 4.0% (3-year Belgian Government bond yield), expected life of 3 years, volatility of 17% and a dividend yield of 2.8%.

                                         1998                    1997                    1996
                                 ---------------------   ---------------------   ---------------------
                                 AVERAGE    EXERCISE     AVERAGE    EXERCISE     AVERAGE    EXERCISE
                                 SHARES    PRICE (EUR)   SHARES    PRICE (EUR)   SHARES    PRICE (EUR)
                                 -------   -----------   -------   -----------   -------   -----------
Outstanding at beginning of
  year                           150,000     309.87        --         --          --         --
Granted                            --         --         150,000     309.87       --         --
Exercised                        (39,340)    309.87        --         --          --         --
Expired/Cancelled                     --      --           --         --          --         --
                                 -------     ------      -------     ------       ----        ----
Outstanding at end of year       110,660     309.87      150,000     309.87       --         --
                                 =======     ======      =======     ======       ====        ====
Exercisable at end of year       110,660     309.87      150,000     309.87         --          --
                                 =======     ======      =======     ======       ====        ====

     PetroFina issued 4,451,060 warrants in conjunction with the merger of Fina, Inc. during August 1998. Each warrant entitles the holder to purchase nine-tenths (0.9) of one ordinary voting share of PetroFina for an exercise price of US$ 42.25 per PetroFina ADS. The warrants are exercisable for a period of five years from issuance.

                                   PETROFINA

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

(25) OIL AND GAS RESERVES PER GEOGRAPHIC AREA (UNAUDITED)

     The following table presents the Company's estimate of its proved oil and gas reserves, for each foreign geographic area in which significant reserves are located. The proved reserve estimates have been prepared by the Company's internal petroleum reservoir engineers. Proved reserves are the estimated quantities of crude

                                   PETROFINA

(25) OIL AND GAS RESERVES PER GEOGRAPHIC AREA (UNAUDITED) -- (CONTINUED) oil, natural gas and natural gas liquids which geological and engineering data demonstrate to be reasonably certain of recovery in future years from known reservoirs under existing economic and operating conditions. Estimates are expected to change as future information becomes available.

                   CRUDE OIL (INCLUDING CONDENSATES AND NGL)

                                                              EUROPE
                                                            AND REST OF    NORTH      EQUITY
                                                             THE WORLD    AMERICA   AFFILIATES   TOTAL
                                                            -----------   -------   ----------   ------
                                                                       (in million barrels)
PROVED DEVELOPED AND UNDEVELOPED RESERVES
At December 31, 1995......................................    514.82       34.66      26.08      575.56
  Production of the year..................................    (45.28)      (3.95)     (0.89)     (50.12)
  Sales of minerals in place..............................        --       (0.74)        --       (0.74)
  Purchases of minerals in place..........................      0.68        1.13         --        1.81
  Extensions and discoveries..............................      0.54       43.30         --       43.84
  Revisions of previous estimates.........................     14.14        2.91       0.56       17.61
  Improved recovery.......................................      0.08                               0.08
                                                              ------       -----      -----      ------
At December 31, 1996......................................    484.98       77.31      25.75      588.04
                                                              ------       -----      -----      ------
  Production of the year..................................    (48.18)      (3.96)     (1.72)     (53.86)
  Sales of minerals in place..............................        --       (3.84)        --       (3.84)
  Purchases of minerals in place..........................        --        0.50         --        0.50
  Extensions and discoveries..............................     15.74        3.30         --       19.04
  Revisions of previous estimates.........................      3.22       (0.68)      0.32        2.86
  Improved recovery(1)....................................     54.49                              54.49
                                                              ------       -----      -----      ------
At December 31, 1997......................................    510.25       72.63      24.35      607.23
                                                              ------       -----      -----      ------
  Production of the year..................................    (45.11)      (3.97)     (1.98)     (51.06)
  Sales of minerals in place..............................        --       (0.99)        --       (0.99)
  Purchases of minerals in place..........................      9.74        0.30         --       10.04
  Extensions and discoveries..............................     73.37        2.40         --       75.77
  Revisions of previous estimates.........................     28.68        1.13      (0.52)      29.29
                                                              ------       -----      -----      ------
At December 31, 1998......................................    576.93       71.50      21.85      670.28
                                                              ------       -----      -----      ------
PROVED DEVELOPED RESERVES
At December 31, 1996......................................    342.59       21.42      25.75      389.76
At December 31, 1997......................................    352.06       17.99      24.35      394.40
At December 31, 1998......................................    375.39       18.95      21.85      416.19

---------------
(1) In 1997, the amounts for improved recovery included 35 million barrels for the water injection program for Eldfisk and 19.5 million barrels for the redevelopment of Congolese fields.

                                   PETROFINA

(25) OIL AND GAS RESERVES PER GEOGRAPHIC AREA (UNAUDITED) -- (CONTINUED)
                                  NATURAL GAS

                                                            EUROPE
                                                          AND REST OF    NORTH      EQUITY
                                                           THE WORLD    AMERICA   AFFILIATES    TOTAL
                                                          -----------   -------   ----------   --------
                                                                   (in billion of cubic feet)
PROVED DEVELOPED AND UNDEVELOPED RESERVES
At December 31, 1995....................................   1,427.78     337.19                 1,764.97
  Production of the year................................    (151.91)    (58.77)                 (210.68)
  Sales of minerals in place............................         --      (5.20)                   (5.20)
  Purchases of minerals in place........................      12.18       4.77                    16.95
  Extensions and discoveries............................      10.92     134.62                   145.54
  Revisions of previous estimates.......................      50.24     (19.84)                   30.40
                                                           --------     ------                 --------
At December 31, 1996....................................   1,349.21     392.77                 1,741.98
                                                           --------     ------                 --------
  Production of the year................................    (132.30)    (76.58)                 (208.88)
  Sales of minerals in place............................         --      (3.71)                   (3.71)
  Purchases of minerals in place........................         --       0.20                     0.20
  Extensions and discoveries............................       6.42      88.47                    94.89
  Revisions of previous estimates.......................     (77.90)     (0.82)                  (78.72)
  Improved recovery(1)..................................      42.56         --                    42.56
                                                           --------     ------                 --------
At December 31, 1997....................................   1,187.99     400.33                 1,588.32
                                                           --------     ------                 --------
  Production of the year................................    (113.89)    (73.47)                 (187.36)
  Sales of minerals in place............................         --     (35.71)                  (35.71)
  Purchases of minerals in place........................       2.61       1.06                     3.67
  Extensions and discoveries............................      14.53     114.22                   128.75
  Revisions of previous estimates.......................    (160.92)     (0.80)                 (161.72)
                                                           --------     ------                 --------
At December 31, 1998....................................     930.32     405.63                 1,335.95
                                                           --------     ------                 --------
PROVED DEVELOPED RESERVES
At December 31, 1996....................................     801.24     249.61                 1,050.85
At December 31, 1997....................................     916.27     260.09                 1,176.36
At December 31, 1998....................................     710.50     232.20                   942.70

---------------
(1) In 1997, the amounts for improved recovery included 42.4 billion cubic feet for the water injection program for Eldfisk.

                                   PETROFINA

                 RESULTS OF OPERATIONS FOR PRODUCING ACTIVITIES

     The following table presents the results of operations for oil and gas producing activities for the three years ended December 31,

                                                    1998                       1997                       1996
                                          ------------------------   ------------------------   ------------------------
                                                    NORTH                      NORTH                      NORTH
                                          EUROPE   AMERICA   TOTAL   EUROPE   AMERICA   TOTAL   EUROPE   AMERICA   TOTAL
                                          ------   -------   -----   ------   -------   -----   ------   -------   -----
                                                                         (in EUR million)
Revenues:
  Sales and other operating revenues....   346        83      429     403        88      491     377        58      435
  Transfers.............................   471       116      587     737       150      887     643       108      751
Operating Costs.........................   298        63      361     324        56      380     292        41      333
Exploration Expenses....................    52        15       67      55        53      108      44        31       75
Depreciation, Depletion and
  Amortization..........................   242        76      318     205        86      291     164        57      221
                                           ---       ---      ---     ---       ---      ---     ---       ---      ---
Income Before Taxes.....................   225        45      270     556        43      599     521        36      557
Income Tax Expenses.....................   157        21      178     396        14      410     388        11      399
                                           ---       ---      ---     ---       ---      ---     ---       ---      ---
Results of Operations from Producing
  Activities (Excluding Interest
    Costs)..............................    68        24       92     161        29      190     133        25      158
                                           ===       ===      ===     ===       ===      ===     ===       ===      ===
Group's Share of Equity Method
Investees' Results of Operations for
  Producing Activities..................    15         1       16      17         2       19      22        --       22
                                           ===       ===      ===     ===       ===      ===     ===       ===      ===

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

     The Group's share of equity affiliates' costs incurred for property acquisition, exploration and development was EUR 4 million in 1998, EUR 1 million in 1997 and EUR 3 million in 1996.

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

                                             1998                        1997                        1996
                                   -------------------------   -------------------------   -------------------------
                                             NORTH                       NORTH                       NORTH
                                   EUROPE   AMERICA   TOTAL    EUROPE   AMERICA   TOTAL    EUROPE   AMERICA   TOTAL
                                   ------   -------   ------   ------   -------   ------   ------   -------   ------
                                                                   (in EUR million)
Future cash inflows..............   7,211    1,247     8,458   10,376    1,666    12,042   12,017    2,344    14,361
Future production and development
  costs..........................  (4,189)    (525)   (4,714)  (4,661)    (707)   (5,368)  (4,515)    (694)   (5,209)
Future income tax expenses.......  (1,657)    (130)   (1,787)  (3,423)    (204)   (3,627)  (5,110)    (457)   (5,567)
FUTURE NET CASH FLOWS............   1,365      592     1,957    2,292      755     3,047    2,392    1,193     3,585
                                   ------    -----    ------   ------    -----    ------   ------    -----    ------
10% annual discount for estimated
  timing of cash flows...........    (457)    (243)     (700)    (833)    (289)   (1,122)    (885)    (505)   (1,390)
                                   ------    -----    ------   ------    -----    ------   ------    -----    ------
Standardized measure of
  discounted future net cash
  flows..........................     908      349     1,257    1,459      466     1,925    1,507      688     2,195
                                   ------    -----    ------   ------    -----    ------   ------    -----    ------
Enterprise's share of equity
  method investee's standardized
  measure of discounted future
  net cash flows.................      17       --        17       36       --        36       48       --        48

                                   PETROFINA

CHANGE IN THE STANDARDIZED MEASURE

STANDARDIZED MEASURE

                                                               1998     1997     1996
                                                              ------   ------   ------
                                                                  (in EUR million)
STANDARDIZED MEASURE (beginning of year)....................   1,925    2,195    1,340
Change in sales prices related to future production.........  (1,527)  (1,500)   1,320
Change in estimated future lifting and development costs....      12     (262)     (61)
Sales and transfers of oil and gas produced during the
  period, net of production costs...........................    (664)  (1,019)    (886)
Extensions, discoveries and improved recovery, less related
  costs.....................................................     330      437      441
Revisions in previously estimated quantities................    (304)    (286)     355
Previously estimated development costs incurred during the
  period....................................................     435      398      368
Sales of minerals in place..................................     (31)     (24)     (23)
Purchases of minerals in place..............................      10        3       53
Accretion of discount.......................................     377      557      310
Net change in income taxes(*)...............................     813    1,241   (1,179)
Exchange effect.............................................    (119)     185      157
                                                              ------   ------   ------
STANDARDIZED MEASURE (END OF YEAR)..........................   1,257    1,925    2,195

---------------
(*) A significant portion of the Group's production is located on the Norwegian continental shelf. These activities carry a higher tax burden due to specific petroleum tax legislation enacted in Norway.

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

---------------
(1) Utilization and monetary adjustments

                                 EXHIBIT INDEX

  EXHIBITS
  --------
Exhibit 23.1  Consent of Deloitte & Touche
              Consent of Klynveld Peat Marwick Goerdeler Reviseurs
Exhibit 23.2  d'Enterprises
              Consent of Klynveld Peat Marwick Goerdeler Reviseurs d'
Exhibit 23.3  Enterprises
Exhibit 23.4  Consent of KPMG Accountants, NV
Exhibit 23.5  Consent of KPMG LLP
Exhibit 23.6  Consent of KPMG Peat Marwick
Exhibit 23.7  Consent of KPMG Audit Plc
Exhibit 23.8  Consent of KPMG