Form 20-F
period 1999-12-31
PETROFINA
filed 2000-07-05
CIK 1045182

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------

                                   FORM 20-F

(MARK ONE)
    [ ]            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                    OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                          OR
    [X]            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                         THE SECURITIES EXCHANGE ACT OF 1934
                     FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999
                                          OR
    [ ]          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                         THE SECURITIES EXCHANGE ACT OF 1934
                     FOR THE TRANSITION PERIOD FROM           TO
                            COMMISSION FILE NUMBER 1-14672

                                   PETROFINA
             (Exact name of registrant as specified in its charter)

                     N/A                                     KINGDOM OF BELGIUM
    (Translation of registrant's name into           (Jurisdiction of incorporation or
                    English)                                   organization)

                             52 RUE DE L'INDUSTRIE
                            B-1040 BRUSSELS, BELGIUM
                    (Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the
Act:  None

     Securities registered or to be registered pursuant to Section 12(g) of the
Act:

                              TITLE OF EACH CLASS
                            Ordinary Voting Shares*
                  American Depositary Shares each representing
                     one-tenth of one Ordinary Voting Share

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     The number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of December 31, 1999 was: 23,541,786 Ordinary Voting Shares, including 27,573 American Depositary Shares (as evidenced by American Depositary Receipts) each representing one-tenth of one Ordinary Voting Share, of which 23,248,844 shares are owned by TotalFinaElf, the parent company of PetroFina.

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

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
EXCHANGE RATES..........................................................     3
ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES
  LAWS..................................................................     4
GLOSSARY................................................................     5
ABBREVIATIONS...........................................................     6
CONVERSION TABLE........................................................     6
PART I
Item 1.     Description of Business.....................................     7
Item 2.     Description of Property.....................................    26
Item 3.     Legal Proceedings...........................................    26
Item 4.     Control of Registrant.......................................    26
Item 5.     Nature of Trading Market....................................    27
Item 6.     Exchange Controls and Other Limitations Affecting Security
            Holders.....................................................    30
Item 7.     Taxation....................................................    30
Item 8.     Selected Consolidated Financial Data........................    34
Item 9.     Management's Discussion and Analysis of Financial Condition
            and
            Results of Operations.......................................    36
Item 9A.    Quantitative and Qualitative Disclosures About Market
            Risk........................................................    52
Item 10.    Directors and Officers of Registrant........................    54
Item 11.    Compensation of Directors and Officers......................    56
Item 12.    Options to Purchase Securities from Registrant or
            Subsidiaries................................................    56
Item 13.    Interest of Management in Certain Transactions..............    57
PART II
Item 14.    Description of Securities to be Registered..................    57
PART III
Item 15.    Defaults upon Senior Securities.............................    57
Item 16.    Changes in Securities and Changes in Security for Registered
            Securities..................................................    57
PART IV
Item 17.    Financial Statements........................................    57
Item 18.    Financial Statements........................................    57
Item 19.    Financial Statements and Exhibits...........................    58

     IN THIS ANNUAL REPORT, (I) REFERENCES TO THE "COMPANY" ARE TO PETROFINA S.A., AND (II) REFERENCES TO "PETROFINA" OR THE "GROUP" ARE TO THE COMPANY AND ITS CONSOLIDATED SUBSIDIARIES AND DOES NOT INCLUDE TOTAL FINA ELF S.A. FOR DEFINITIONS OF OTHER TERMS USED HEREIN, SEE THE GLOSSARY BELOW.

     The Company has prepared its consolidated financial statements in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). For more information, see Note 2 to the Consolidated Financial Statements in Item 18.

     PetroFina's financial statements were previously presented in Belgian francs (BEF). A Belgian Royal Decree dated December 15, 1998 permitted Belgian companies to restate financial statements in Euro ("Euro" or "EUR"). Financial statement amounts for the fiscal year ending December 31, 1999 have been prepared in Euro. All comparative financial statement amounts for fiscal years ending prior to January 1, 1999 in this Annual Report have been restated in Euro based on the January 1, 1999 conversion rate of 1 Belgian franc = 0.02479 Euro (1 Euro = BEF 40.3399). PetroFina's comparative financial statements in Euro depict the same trends as would have been presented if the Group had continued to present its financial statements in Belgian francs. PetroFina's comparative financial statements will not be comparable to the financial statements of other companies reporting in Euro that have restated amounts from a currency other than Belgian francs.

                                 EXCHANGE RATES

     Most currency amounts in this Annual Report are expressed in Euro or in United States dollars ("dollars" or "US$"). Solely for the reader's convenience, this Annual Report contains translations of certain Euro amounts into dollars. These translations should not be considered representations that the Euro amounts actually represent such dollar amounts or could be converted into dollars at specified rates.

     The Euro became the common currency of the European Monetary Union adopted by 11 member states on January 1, 1999. It is a single currency shared by the participating member states of Belgium, Germany, Spain, France, Ireland, Italy, Luxembourg, the Netherlands, Austria, Portugal and Finland. As of January 1, 1999 the European Central Bank has the power to direct monetary policy of the participating member states, including money supply and official interest rates for the Euro. During a three-year transition period ending January 1, 2002, the Belgian franc, along with other legal currencies, will remain legal tender, although conversion rates between currencies will be computed based on the Euro rate established by the European Central Bank. See Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information.

     Beginning on January 4, 1999, the Federal Reserve Bank of New York began reporting the Euro/dollar exchange rate in place of the individual currencies of the participating European Monetary Union members. Unless otherwise stated, the convenience translations herein have been made at US$1.0070 per Euro, the noon buying rate in New York City for cable transfers in Euro as certified for customs purposes by The Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 1999.

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

                                                          AT END      AVERAGE
YEAR                                                     OF PERIOD    RATE(1)     HIGH      LOW
----                                                     ---------    -------    ------    ------
                                                                    (DOLLAR PER EURO)
1994.................................................     1.2666      1.2161     1.3127    1.1042
1995.................................................     1.3708      1.3772     1.4438    1.2629
1996.................................................     1.2721      1.3004     1.3674    1.2500
1997.................................................     1.0879      1.1237     1.2702    1.0392
1998.................................................     1.1740      1.1116     1.2154    1.0478
1999.................................................     1.0070      1.0654     1.1906    0.9986
2000 (through May 31, 2000)..........................     0.9328      0.9478     1.0335    0.8891

---------------

(1) The average of the exchange rates on the last business day of each full month during the relevant period.

     On June 28, 2000, the Noon Buying Rate was 1.0589 Euro per dollar (US$0.9444 per Euro).

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

     If you were able to bring a lawsuit in the United States against these persons, it might not be possible for you to enforce any judgments you were able to obtain. PetroFina's internal counsel has advised PetroFina that Belgian courts will not automatically enforce judgments of U.S. federal or state courts that are based on U.S. federal securities laws against PetroFina, its non-U.S. subsidiaries, controlling persons, directors, officers or experts named in this Annual Report. Under Belgian law, actions for enforcement of judgments of courts of the United States will be successful only if the Belgian court confirms the substantive correctness of the U.S. court's judgment and is satisfied that the judgement (a) is not contrary to Belgian public policy or law, (b) did not violate the rights of the defendant and (c) is not subject to further appeal under U.S. law. The Belgian court must also be satisfied as to the authenticity of the text of the U.S. court's judgment.

                                    GLOSSARY

     Unless the context indicates otherwise, the following terms have the meanings shown below:

"acreage"                    The total area, expressed in acres, over which
                             PetroFina has interests in exploration or production. "Net acreage" is PetroFina's interest, expressed in acres, in the relevant exploration or production area.

"aromatics"                  Organic compounds, such as benzene, which contain
                             one or more unsaturated cyclic structures with delocalized electrons.

"ADRs"                       American Depositary Receipts evidencing PetroFina
                             ADSs.

"barrels" or "bbls"          Barrels of crude oil, including condensate and
                             natural gas liquids.

"catalytic cracking"         A process by which hydrocarbon molecules are broken
                             down (cracked) into lighter fractions by the action of a catalyst.

"condensate"                 Light hydrocarbon substances produced with natural
                             gas which condense into liquid at normal temperatures and pressures associated with surface production equipment.

"conversion"                 Transformation of heavy fractions into light ones.
                             The term "deep conversion" refers to one such process used for heavy fuel oils.

"crude oil"                  Crude oil, including condensate and natural gas
                             liquids.

"desulphuration"             A generic name given to processes used to eliminate
                             or reduce various degrees of sulphur in petroleum products.

"distillation"               A process by which liquids are separated or refined
                             by vaporization followed by condensation.

"LPG"                        Liquefied petroleum gas.

"PetroFina ADSs"             American Depositary Shares representing the
                             PetroFina Shares. Each PetroFina ADS represents one-tenth of one PetroFina Share.

"PetroFina Shares"           Ordinary voting shares of PetroFina S.A.

"proved reserves"            Proved oil and gas reserves are the estimated
                             quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

"proved developed reserves"  Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

"proved undeveloped
reserves"                    Proved undeveloped oil and gas reserves are
                             reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion, but does not include reserves attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

"steam cracking"             A process by which hydrocarbon molecules are split
                             (cracked) into lighter fractions by steam.

"stream day"                 A day when a refinery is in operation.

                                 ABBREVIATIONS

bbl......    barrel                             /d     per day
cf.......    cubic feet                         /y     per year
boe......    barrels of oil equivalent           m     thousand
t........    ton                                 M     million
bpsd.....    barrels per stream day              B     billion

                                CONVERSION TABLE

1 barrel.............................    = 42 U.S. gallons
1 barrel of oil equivalent...........    = 1 barrel of crude oil          = 6,000 cubic feet of
                                                                          gas(1)
1 barrel of crude oil per day........    = approximately 50 tonnes of
                                           crude oil (33 API) per year
1 cubic meter........................    = 35,315 cubic feet
1 kilometer..........................    = approximately 0.62 miles
1 square kilometer...................    = 247.1 acres
1 tonne..............................    = 1 metric ton                   = 1,000 kilograms
                                                                            (approximately 2,203
                                                                            pounds)
1 tonne of crude oil.................    = 1 metric ton of crude oil      = approximately 7.3
                                                                            barrels of crude oil
                                                                            (assuming a specific
                                                                            gravity of 33 degrees
                                                                            API (American Petroleum
                                                                            Institute))

---------------

(1) Natural gas is converted to barrels of oil equivalent using an industry-accepted ratio of cubic feet of actual gas per barrel.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

OVERVIEW

     PetroFina is an international integrated oil and gas company active in all sectors of the petroleum industry: exploration and production, refining, marketing of refined petroleum products, petrochemicals and paints. Headquartered in Brussels (Belgium), the Group has a global presence and employs approximately 12,380 people. The Company was founded in 1920 and was combined with Total SA in July 1999.

     On December 1, 1998, Total SA entered into definitive agreements to acquire PetroFina shares from the five largest PetroFina shareholders owning in the aggregate approximately 41% of PetroFina's outstanding shares. That transaction was closed on March 31, 1999, after the receipt of certain regulatory clearances and the approval of Total SA's shareholders on January 14, 1999. On May 6, 1999, Total SA commenced exchange offers in Belgium and the U.S. for all remaining PetroFina shares, American depositary shares and warrants. As a result of the exchange offers, Total SA acquired additional PetroFina shares raising its ownership to 98.76% of PetroFina's share capital. As required by Belgian law, the Belgian exchange offer was reopened on the same terms to permit tenders of PetroFina shares in July 1999. As required by Belgian law, the Belgian exchange offer will be reopened on the same terms to permit tenders of PetroFina shares obtained upon the exercise of employee warrants in July 2000.

     As a result of these transactions, Total SA's name was changed to "Total Fina S.A.," effective as of June 14, 1999.

     After these transactions, Total Fina S.A. obtained the delisting of the PetroFina shares from all the exchanges where they were listed with the exception of the Brussels, Frankfurt and Paris stock exchanges.

     In March 2000, Total Fina SA changed its name to "Total Fina Elf SA" following its business combination with Elf Aquitaine. References in this Annual Report on Form 20-F to Total, TotalFina or TotalFinaElf should be understood as references to the same company.

     PetroFina's operations are historically organized into four principal business segments: (1) Upstream (exploration, development and production of crude oil and natural gas and marketing of natural gas), (2) Downstream (refining, supply and trading and marketing), (3) Chemicals and (4) Paints.

     Upstream. PetroFina pursued exploration, development and production of crude oil and natural gas in 10 countries for most of 1999. Petrofina sold its interests in its upstream businesses in the United States, Canada and Italy countries to its parent company, TotalFinaElf in December 1999 as part of a corporate reorganization. In addition, in the second quarter of 2000, PetroFina entered into an agreement to sell its upstream business in Congo to a third party. Following that sale, PetroFina will have interests in upstream businesses in six countries.

     In 1999, the Group's average daily production was 205,100 barrels of oil equivalent per day. PetroFina estimates that the Group's consolidated proved reserves at December 31, 1999 were 595 million barrels of oil equivalent (excluding the United States, Canada and Italy). Crude oil represented 79% and natural gas represented 21% of these reserves. PetroFina's reserves are located principally in the North Sea (Norway and United Kingdom). PetroFina's Upstream strategy is to either maintain its Upstream assets or, sell them to its parent company, TotalFinaElf, when in the best interests of the consolidated group, or sell them to unaffiliated third parties. Over the course of the second half of 1999, management and oversight of Petrofina's upstream assets has become integrated with TotalFinaElf's management of upstream assets and managed on a group-wide basis.

     Downstream. PetroFina engages in refining crude oil into motor fuels (gasoline, diesel, jet fuels), kerosene, heating oil, other fuels, base chemicals and feedstocks for chemical production through six refineries in Europe, the United States and Angola. PetroFina sold its two United States refineries and its Rome, Italy refinery to its parent company, TotalFinaElf, as part of a corporate restructuring. As of January 1, 1999, the Group's share of the refineries' aggregate installed refining capacity was approximately 758,000 barrels per day. Following the sale of the three refineries, as of January 1, 2000, this capacity was approximately 440,000 barrels per day. Through December 1999, PetroFina's marketing operations included a network of approximately 6,000 service stations in Europe and the United States, marketing petroleum products under the brand name "FINA." In December 1999, PetroFina sold its United States network and a significant portion of its European network to TotalFina, following which PetroFina maintains approximately 765 service stations. PetroFina's supply and trading divisions are also engaged in wholesale trading of crude oil and petroleum products. PetroFina's Downstream strategy following its divestiture of U.S. assets is to focus on its Belgian and Luxembourg activities. PetroFina plans to sell its non-strategic assets either to TotalFinaElf, when in the interests of the consolidated group, or to unaffiliated third parties.

     Chemicals. PetroFina produces monomers (ethylene, propylene and styrene), polyolefins (polypropylene and high-density polyethylene), styrene polymers and copolymers (polystyrene and thermoplastic elastomers) for industrial use, as well as oleochemicals. In 1999, PetroFina produced 2,116 thousand tonnes of monomers and 2,713 thousand tonnes of polymers. The Group has chemical plants at Antwerp, Feluy, Ghent and Oelegem in Belgium and, through December 1999 (at which time they were sold to TotalFinaElf), at La Porte (Texas), Carville (Louisiana) and Bayport (Texas) in the United States.

     Paints. PetroFina owns the Sigma Coatings Group ("Sigma"), which is the fifth largest producer of decorative paints in Europe based on sales. Sigma also produces industrial, anti-corrosion and marine paints. In 1999, Sigma Coatings Group combined its operational management with Kalon -- an affiliate of TotalFinaElf) in order to increase operational efficiencies. Sigma and Kalon each remain wholly owned by PetroFina and TotalFinaElf, respectively, however, taken together, Sigma and Kalon would create the second largest decorative paint group in Europe.

BUSINESS COMBINATION OF TOTALFINAELF AND PETROFINA

     In order to realize business synergies expected as a result of the foregoing transactions, TotalFinaElf and PetroFina created an Integration Committee to combine the PetroFina businesses into the TotalFinaElf Group, simplify the structure of the new Group, merge the management and operational teams, unlock synergies and integrate the operations and administrations including the information systems. The goal of each transaction was the optimization of accounting, financial and regulatory constraints differing from one country to another.

     Following the Committee's analyses and recommendations, the following restructuring occurred in 1999:

     - May 1999: Business lease contract, leasing the Fina France business to Total Raffinage Distribution. Under this contract, all the commercial operations of Fina France and its subsidiaries were leased to Total Raffinage Distribution S.A. The Fina France business includes service-stations, credit card businesses, trading of petroleum products, lubricants and other businesses. Fina France remains a subsidiary of PetroFina, and it will continue to own the assets and the customer goodwill and will receive a fixed annual rental payment. In connection with this transaction all the employees of Fina France were transferred to the payroll of Total Raffinage Distribution S.A.

     - August 1999: Business lease contract, leasing the Fina Deutschland business to Total Deutschland. This contract contains terms similar to the Fina France lease, and covers similar businesses.

     - September 1999: Sale of Fina Nederland (includes both network and non-network retail stations, lubricants, aviation and other businesses) to Total Nederland.

     - October 1999: sale of Fina Aviation Chemical (Switzerland) (includes aviation, lubricants and chemicals businesses) to Air Total Suisse.

     - November 1999: merger of Total Belgique Luxembourg (includes both network and non-network retail stations, lubricants and other businesses) with and into TotalFina Belgium (formerly known as Fina Europe).

     -  November 1999: sale of Fina Portuguesa (lubricants) to Total Portugal.

     - November 1999: sale of Fina Iberica (includes both network and non-network retail stations, lubricants and other businesses) to Total Espagne.

     - December 1999: sale of Fina Italiana (includes Upstream and Downstream businesses (refining with a stake of 57.5% in the Rome Refinery and marketing with network and non-network retail stations, lubricants and other businesses) to Total Italie.

     - December 1999: sale of American PetroFina Holding Company (a wholly owned U.S. holding company which, through its subsidiaries, engages in crude oil and natural gas exploration and production and natural gas marketing; petroleum products refining, supply and transportation, and marketing; and chemicals manufacturing and marketing) to TotalFina Gestion.

     - December 1999: sale of Fina Nederlandse Antillen NV to a wholly owned subsidiary of TotalFina S.A. (Fina Nederlandse Antillen was a wholly owned holding company, which, through its subsidiary Brittany Insurance Company Ltd, insured or reinsured risks of subsidiaries of PetroFina S.A. During 1999 all PetroFina Group insurance policies were transferred to an existing insurance subsidiary of

       TotalFina S.A. and the unexpired 1999 reinsurance program was terminated. The run off of a third party book of general reinsurance business with the international markets remains within a subsidiary of Fina Nederlandse Antillen; including excess liability risks such as environmental and health hazard exposures).

     - December 1999: sale of Fina Resources Inc (a wholly owned Canadian subsidiary of PetroFina S.A. holding various upstream assets located in Alberta and British Columbia) to Total Fina S.A.

     Thus far in fiscal 2000, the following transactions have been approved and are underway:

     - March 2000: TotalFina Belgium S.A. transferred to Total Oil Holdings Ltd the totality of the Fina Plc shares which it holds. Fina Plc is a marketing company in the United Kingdom. Fina Plc also is the parent company of a group in which are performed all the PetroFina activities in the United Kingdom. Fina Plc holds, inter alia, the shares of Fina Petroleum Development Ltd (a UK North Sea upstream company) and also 50% of the shares of Lindsey Oil Refinery Ltd.

     - March 2000: the Board of Directors of PetroFina approved the sale of SOCOREP and FINAREP to PERENCO (RDC) S.A. FINAREP, a wholly owned subsidiary of PetroFina S.A., is the owner of a 54.55% undivided working interest in a onshore crude oil production concession in the Democratic Republic of Congo, located along the coastline between Cabinda and the Angolan frontier. SOCOREP is the holder of the registered mining title. The closing is expected to occur in June 2000.

     - Second quarter 2000: The shares of Compagnie Europeenne d'Assurances Industrielles S.A. (Belgian insurance company) were sold to an unaffiliated third party.

     All transactions were executed at fair market value, determined by investment appraisers. In addition, at the request of the Board of Directors of Petrofina SA, fairness opinions were obtained from the same experts for certain transactions. In connection with these restructuring transactions, a number of business are being managed and operated in an integrated fashion with TotalFinaElf. PetroFina expects to continue to implement the restructuring activity over the next several years.

                                    UPSTREAM

OVERVIEW OF UPSTREAM ACTIVITIES

     The Upstream segment includes all activities associated with the exploration, development and production of PetroFina's oil and gas interests, which are presently located in six countries (excluding Congo), as well as the Group's natural gas marketing operations. Following the restructuring with TotalFinaElf and the termination of exploration activities in certain non-strategic areas, the Group focuses its Upstream activities in existing operations in the North Sea and Angola.

     As of December 31, 1999, PetroFina had approximately 9,946 square kilometers of net exploration acreage. Consistent with industry practice, PetroFina often holds a percentage interest in its acreage, with the balance held by other joint venture partners (which generally include other oil companies, state oil companies or government entities). Contractual arrangements between co-venturers generally are governed by an operating agreement, which provides for costs, entitlements to production and liabilities to be shared according to percentage interests, and for one co-venturer to be appointed operator to conduct operations under the overall supervision and control of an operating committee consisting of a representative of each co-venturer. While operating agreements generally provide for liabilities to be borne by the co-venturers according to their respective percentage interests, licenses from the relevant government authority generally provide that the co-venturers are jointly and severally liable for their obligations to that government authority under the applicable license. These obligations generally include the removal or decommissioning of installations upon the cessation of operations. PetroFina has interests in producing acreage in eight countries and currently acts as an operator in eight countries. See "Upstream Activities by Geographic Region" below for descriptions of the Group's principal producing fields.

     The table below shows the Group's Upstream activities by country during 1999. The footnotes to the table indicate activities sold to third parties or to TotalFinaElf in the restructuring.

                                                               EXPLORATION   PRODUCTION   OPERATOR
                                                               -----------   ----------   --------
EUROPE:
  Italy(1)..................................................        X            X           x
  Norway....................................................        X            X           x
  United Kingdom............................................        X            X           x
NORTH AND SOUTH AMERICA:
  United States(1)..........................................        X            X           x
  Canada(1).................................................        X            X
AFRICA:
  Angola....................................................        X            X           x
  Libya.....................................................        X            X           x
  Democratic Republic of Congo (formerly Zaire)(2)..........                     X           x
ASIA:
  Vietnam...................................................        X                        x
  Azerbaijan................................................        X

---------------

(1) PetroFina transferred its United States, Canadian and Italian upstream businesses to its parent company, TotalFinaElf, in December, 1999 as part of a corporate reorganization.

(2) In March 2000, PetroFina entered an agreement to sell its upstream business in the Democratic Republic of Congo.

     The table below sets forth selected financial data for PetroFina's Upstream segment for each of the periods indicated. These figures include the contribution from the United States, Canadian and Italian Upstream businesses.

                                                                                            YEARS ENDED
                                        SIX MONTHS        SIX MONTHS      AGGREGATE YEAR   DECEMBER 31,
                                      ENDING JUNE 30,   ENDING DEC. 31,   ENDED DEC. 31,   -------------
                                           1999              1999              1999        1998    1997
                                      ---------------   ---------------   --------------   -----   -----
                                                 (IN MILLIONS OF EURO EXCEPT PER SHARE DATA)
Total operating revenue............         899               662             1,561        2,192   2,188
Inter-segment sales................        (294)               20              (274)        (587)   (900)
Operating revenues to
  non-affiliates...................         605               682             1,287        1,605   1,288
Operating income...................         130               150               280          294     627

EXPLORATION

     PetroFina's total capital expenditures for exploration activities amounted to EUR 50 million, EUR 97 million and EUR 113.4 million, for the years ended 1999, 1998 and 1997, respectively. In 1999, PetroFina participated in 16 exploratory wells, relinquished or sold 10,830 square kilometers, and held 9,946 square kilometers in its portfolio of net exploration acreage at year end. Approximately one-third of the completed wells either discovered new potential reserves of crude oil or natural gas or upgraded existing discoveries. The acreage removed in 1999 from net exploration acreage was either transferred to its parent company TotalFinaElf or relinquished where appraisals indicated a low probability of commercial reserves.

DEVELOPMENT

     The development stage occurs after completion of exploration and appraisal and prior to hydrocarbon production and involves the development of production facilities including platforms and pipelines. For offshore reserves the development stage can involve substantial expenditures and time, especially in areas without existing production infrastructure. PetroFina invested EUR 297 million, EUR 436.6 million and EUR 456.7 million, for the years ended 1999, 1998 and 1997, respectively, for development and production facilities.

     PetroFina's current activities include new development projects in the North Sea and Angola, as well as redevelopment of producing facilities in the North Sea and onshore Africa.

     The two most significant new development projects currently underway are:
(1) the water injection project on the Eldfisk field in the Greater Ekofisk Area in the Norwegian sector of the North Sea and (2) the offshore development project of the Girassol field in the deep waters offshore Angola (production start-up expected in 2001). Future Upstream development will focus only in these two regions.

     PetroFina's largest and most productive Upstream asset, the Ekofisk complex in the Norwegian sector of the North Sea, has been completely redeveloped at a cost of US $2.63 billion. PetroFina's share of the cost was approximately US $750 million. Production through the new installations started in August 1998, and PetroFina's share of the production from the Ekofisk complex now reaches an approximate rate of 95,000 barrels of oil and 120 million cubic feet per day. For additional information regarding this redevelopment project, see "Upstream Activities by Geographic Region -- Europe" below.

PRODUCTION

     The Group's net production in 1999 was 47 million barrels of oil and 150 billion cubic feet of gas, which corresponds to an average daily production of 205,100 barrels of oil equivalent per day. This production is about 9% lower than in 1998. Europe is the most significant production area, contributing 86% of total oil production and 54% of total gas production, or 73% of combined production. In 1999 the United States contributed 21% of the Group's aggregate combined production, and the balance came from Africa.

     The following table shows PetroFina's net production for each of the years indicated by hydrocarbon type and country:

                                                  1999                 1998                 1997
                                           ------------------   ------------------   ------------------
                                             OIL        GAS       OIL        GAS       OIL        GAS
                                           --------   -------   --------   -------   --------   -------
                                           (MBBL/D)   (MCF/D)   (MBBL/D)   (MCF/D)   (MBBL/D)   (MCF/D)
EUROPE
  Italy(1)..............................      --          8        --          8        --          8
  Norway................................      83        105        86        174        93        252
  United Kingdom........................      27        108        33        130        36        102
NORTH AMERICA
  Canada(1).............................      --          4        --          6        --          5
  United States(1)......................       9        186        11        195        11        205
AFRICA
  Libya.................................       1         --         1         --        --         --
  Democratic Republic of Congo (formerly
     Zaire)(2)..........................       3         --         3         --         3         --
                                             ---        ---       ---        ---       ---        ---
Consolidated Total......................     123        411       134        513       143        572
EQUITY COMPANIES
  Angola................................       5         --         6         --         5         --
                                             ---        ---       ---        ---       ---        ---
     Total..............................     128        411       140        513       148        572
                                             ===        ===       ===        ===       ===        ===

---------------

(1) PetroFina transferred its United States, Canadian and Italian upstream businesses to its parent company, TotalFinaElf, in December, 1999 as part of a corporate reorganization.

(2) In March, 2000, PetroFina entered an agreement to sell its upstream business in the Democratic Republic of Congo.

     Approximately 43% of the Group's crude oil production is sold to the Downstream segment, which refines the production. The refined products are either used by the Chemicals segment, sold through the Group's wholesale and retail petroleum marketing activities or sold through the Group's supply and trading activities. The rest of the Group's oil and gas production is sold to third parties. See "Downstream."

RESERVES

     At December 31, 1999, the Group's consolidated combined net proved crude oil and natural gas reserves were approximately 595 million barrels of oil equivalent, approximately 79% of which were oil. 91% of the proved reserves are located in Europe and 9% in Africa (The United States and Canada being excluded at December 31, 1999).

     The table below sets forth PetroFina's estimated worldwide consolidated net proved reserves as of the dates indicated (including both developed and undeveloped reserves).

                                                     NET PROVED RESERVES AT DECEMBER 31,
                                    ----------------------------------------------------------------------
                                           PERCENTAGE            PERCENTAGE            PERCENTAGE
                                           CHANGE FROM           CHANGE FROM           CHANGE FROM
                                    1999      1998       1998       1997       1997       1996       1996
                                    ----   -----------   -----   -----------   -----   -----------   -----
Crude Oil (Mbbl)..................  473        (27)        648       11.1        583       3.7         562
Natural Gas (Bcf).................  735        (45)      1,336      (15.9)     1,588      (8.8)      1,742
Combined(1) (Mboe)................  595        (32)        871        2.7        848      (0.6)        853

---------------

(1) See "Conversion Table" for the ratio used to convert cubic feet of natural gas to boe.

     PetroFina's internal petroleum reservoir engineers estimate proved reserves using geological and engineering data to determine whether the crude oil or natural gas in known reservoirs is reasonably certain to be recoverable under existing economic and operating conditions. This process involves making subjective judgments. Consequently, measures of reserves are not precise and are subject to revision. PetroFina's oil and gas reserves are reviewed annually to take into account, among other things, production levels, field reviews, the addition of new reserves from discoveries and acquisitions, disposals of reserves and economic factors. PetroFina's worldwide net proved reserves shown above exclude the net proved reserves of its non-consolidated company in Angola, in which PetroFina's proportionate share represented 14.4 million barrels of oil as of December 31, 1999, 21.8 million barrels of oil as of December 31, 1998 and
24.4 million barrels of oil as of December 31, 1997. For further information concerning PetroFina's net proved reserves at December 31, 1999, 1998 and 1997. See "Item 18. Financial Statements -- Supplemental Oil and Gas Information (Unaudited)."

     PetroFina's net proved reserves of crude oil and natural gas (calculated on an oil equivalent basis) have remained stable over the two years ended December 31, 1998. Over the three-year period from 1997 to 1999, reserve additions were approximately 128 million barrels of oil equivalent, replacing 53% of production, before deducting sales of reserves in place during this period. In 1999, PetroFina's net proved reserves were reduced by the transfer of the United States, Canadian and Italian upstream businesses to its parent company, TotalFinaElf, and due to technical revisions in the UK, Norway and Congo. New proved reserves were recorded due to successful exploration activities in Angola (block 17).

NATURAL GAS MARKETING

     The Natural Gas Marketing division markets the Group's United States natural gas production, as well as third-party produced gas.

UPSTREAM ACTIVITIES BY GEOGRAPHIC REGION

Europe

     In NORWAY, the Group holds an interest in 10 offshore licenses and acts as operator in block 24/9.

     The Group has a 28.5% interest in the Ekofisk, Eldfisk and Embla fields and a 24.9% interest in the Tor field. PetroFina's proved reserves in Norway as of December 31, 1999 were 475 million barrels of oil equivalent. Total production in 1999 from these fields net to PetroFina was 30.4 million barrels of crude oil and 38.3 billion cubic feet of natural gas.

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

     The Ekofisk partners have decided to close certain smaller, substantially depleted fields like West Ekofisk, Cod, Edda, Albuskjell and Tommeliten rather than connecting them to Ekofisk II. A plan for decommissioning these obsolete platforms and wells was submitted to the Norwegian authorities in October 1999, and the Group expects to receive approval to proceed in 2001.

     Enhanced recovery techniques, such as water injection and gas injection, are very important for the Ekofisk field and injection facilities have been installed for the Eldfisk field (which started up in February 2000) and evaluated for the Tor field. In the Ekofisk field, for instance, the enhanced recovery program is expected to result in an additional recovery over the life of the field for the Ekofisk partners of more than 1 billion barrels of oil equivalent.

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

     In the U.K., the Group has an active program of continual portfolio consolidation. In April 2000, it commenced a divestiture program for certain of its Southern North Sea gas producing assets in the UKCS, mainly in the Hewett Area (18.57%), although so sales have been completed to date.

     The Group's total net oil production in the U.K. for 1999 was 9.9 million barrels. During December 1999, net oil production was approximately 25,000 barrels per day, primarily from the three T-block fields (i.e., Toni, Tiffany and Thelma) and the Alba field. PetroFina has a 30% interest in T-block, which produced at a combined field production rate of 40,000 barrels per day in late 1999. At the same time, the Alba field, in which PetroFina holds a 12.65% interest, produced at a field rate of 70,000 barrels per day.

     The Group's gas production in the U.K. totaled 39.3 billion cubic feet in 1999.

     In ITALY, the Group held interests in 33 onshore and six offshore licenses and was operator of 11 of them. In December 1999, PetroFina sold its interests in its upstream assets in Italy and transferred its operator's license to its parent company, TotalFinaElf, as part of a group restructuring.

North and South America

     In the UNITED STATES ("U.S."), the Group's holdings included interests in 63 blocks in the Gulf of Mexico (more than 50 of which are deep water blocks), and the Group was the operator in 6 of them. The Group also had interests in four blocks offshore California and 79 blocks in Alaska (PetroFina was operator in 15 blocks). The Group held additional onshore interests in 14 states.

     In December 1999, PetroFina sold its interests in its upstream assets in the U.S. to its parent company, TotalFinaElf, as part of a group restructuring.

     Prior to the transfer, the Group's U.S. exploration activities increased steadily from 1995 after an extensive portfolio consolidation program caused drilling activity to slow in 1994. In 1999, 1998 and 1997 exploration expenditures in the U.S. amounted to EUR 28.6 million, EUR 30.2 million, and EUR
50.8 million, respectively. The Group participated in 6, 49, and 50 exploratory wells, respectively, during these three years. Since 1992, discoveries in the United States contributed 130 million barrels of oil equivalent to PetroFina's portfolio of proved reserves, however proved reserves from U.S. upstream assets are no longer consolidated within PetroFina due to the sale of these assets to TotalFinaElf.

     Prior to the transfer, PetroFina's total net production in 1999 in the United States was 3.2 million barrels of oil and 68 billion cubic feet of gas.

     Onshore the Group concentrated its exploration efforts in Texas, Louisiana, and Mississippi, where several discoveries were made, such as in the Doxology Field in South Texas and Maben in North Louisiana.

     All assets in West Texas and New Mexico were sold to an unaffiliated third party in mid-1999.

     Offshore Louisiana, in the Gulf of Mexico, the Group concentrated on deep water prospects. It held a 30.5% interest in the Mississippi Canyon block 441 field which has produced gas and condensates since 1992. The Group owned a 4.95% working interest in the Genesis field (Green Canyon blocks), the development of which was finished late 1998 with production start-up of oil and gas in February 1999

     In CANADA, PetroFina produced approximately 4 million cubic feet of natural gas per day through its participation in two discoveries. The Group also participated in exploration activities in western Canada.

     In December 1999, PetroFina sold its interests in its upstream assets in Canada to its parent company, TotalFinaElf, as part of a group restructuring.

Africa

     In ANGOLA, PetroFina is the operator in fields located in the onshore Congo basin. Its share of oil production from these fields in 1999 totaled 1.7 million barrels. Production was affected in December 1999 due to security reasons in the Quinguila area. The average daily production operated by PetroFina was approximately 16,000 barrels at year end. The oil from the Congo basin is exported through an offshore, third-party-operated terminal. PetroFina's interest in Upstream activities in Angola is reflected in the Consolidated Financial Statements according to the equity method of accounting. See "Item 18. Financial Statements."

     Offshore Angola, the Group has a 5% interest in a joint venture formed for the exploration and appraisal of Block 17. Following the discoveries of Girassol, Dalia, Rosa and Lirio, the exploration results in 1999 were successful with the discovery of Tulipa, Cravo and Orquidea. The development of Girassol is ongoing and first oil is expected in 2001. Studies are carried out on the Dalia field in order to select the development concept by year end 2000. Studies are also carried out on the various discoveries in order to optimise a development scheme.

     In 1998, PetroFina was awarded the operatorship in Angola offshore deep water block 19 with a 30% interest. In 1999, the 3D seismic was performed and interpretation is ongoing. The spud of the first well is anticipated in the second quarter of 2001. The Group has also been awarded the operatorship of the onshore concession Cabinda South in which it holds a 45% interest, however the block is under force majeure for security reasons.

     In the DEMOCRATIC REPUBLIC OF CONGO (formerly Zaire), the Group is the operator with a 54.5% interest in three coastal onshore licenses. Its share of the oil produced from six different fields remained stable at about 1 million barrels in 1999. A five-year redevelopment plan involving these fields started at the end of 1997. In March 2000 the Board of Directors of PetroFina approved the entering into of an agreement with an unaffiliated third party for the sale of these assets.

     The Group was an operator with a 60% interest in three licenses of the Sirte oil basin in LIBYA, where it has drilled ten wells. These wells have resulted in two small discoveries, which were evaluated through an extended production test that started in December 1997 and which run until July 1999. As a consequence of the results of the test it was decided to render all the permits in 1999.

East Asia

     In VIETNAM, the Group is the operator, with a 70% interest, of offshore blocks 46, 50 and 51. Since 1996, seven wells drilled in these blocks have made hydrocarbon discoveries. During 1997, a three-dimensional seismic survey was conducted in order to determine the potential of these discoveries and development feasibility studies were started. One of the discovery wells confirmed that the Bunga Kekwa field, in which production started in 1997, stretches into block 46. Bunga Kekwa is located in the zone that is jointly managed by Vietnam and Malaysia. PetroFina is currently evaluating the field.

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

     The table below sets forth selected financial data for PetroFina's Downstream segment for each of the periods indicated.

                                                                                         FOR THE YEAR ENDED
                                      SIX MONTHS        SIX MONTHS      AGGREGATE YEAR      DECEMBER 31,
                                    ENDING JUNE 30,   ENDING DEC. 31,   ENDED DEC. 31,   -------------------
                                         1999              1999              1999          1998       1997
                                    ---------------   ---------------   --------------   --------   --------
                                                  (IN MILLIONS OF EURO EXCEPT PER SHARE DATA)
Total operating revenue...........       6,549             8,090            14,639        13,087     14,178
Inter-segment sales...............        (168)             (409)             (577)         (346)      (420)
                                         -----             -----            ------        ------     ------
Operating revenues to
  non-affiliates..................       6,381             7,681            14,062        12,741     13,758
Operating income..................         108               284               392           162        298

REFINING

     During 1999, Petrofina owned and operated six refineries, in which the Group's aggregate share of the total installed crude processing capacity was
37.5 million tonnes per year (758,000 bpsd): (1) Fina Raffinaderij Antwerpen ("FRA") in Antwerp (Belgium), (2) Lindsey Oil Refinery ("LOR") (PetroFina interest 50%) in Killingholme (U.K.), (3) the Port Arthur Refinery in Texas (U.S.), (4) the Big Spring Refinery in Texas (U.S.), (5) Raffineria di Roma ("RdR") (PetroFina interest 57.5%) in Rome (Italy) and (6) the Luanda Refinery in Angola. In addition, the Group has access to refining capacity in France through various processing contracts.

     Petrofina sold its interests in the Port Arthur, Big Spring and Rome refineries to its parent company TotalFinaElf in December 1999 as part of a corporate reorganization, but still owns FRA, LOR and Luanda.

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

     To counteract the industry conditions described above and to achieve its strategy, the Group has sought to optimize the size and efficiency of its refining and lubricating oil blending plants and its retail stations, while maintaining regional balance between refined product supply and retail station demand. In addition, the Group intends to continue to upgrade the capacity of its two remaining refining units in Europe. Over the three-year period ended December 31, 1999, the Group invested EUR 265 million in its refineries.

     The table below sets forth PetroFina's share of the daily crude oil refining capacities of the Group's refineries.

                                               GROUP'S SHARE OF DAILY CRUDE OIL
                                                     REFINERY CAPACITY AT
                                               ---------------------------------
                                               JANUARY 1, 1999   JANUARY 1, 2000
                                               ---------------   ---------------
                                                         (IN BPSD)(1)
FRA.........................................         320               312
LOR(2)......................................         105               103
Port Arthur(3)..............................         183                --
Big Spring(3)...............................          60                --
RdR(3)(4)...................................          49                --
                                                     ---               ---
CONSOLIDATED TOTAL..........................         717               415
EQUITY COMPANIES
  Luanda(3).................................          41                25
                                                     ---               ---
TOTAL.......................................         758               440
                                                     ===               ===

---------------

(1) In the case of refineries that are not wholly owned by the Group, the indicated capacity represents the Group's proportionate share of the total refining capacity of the refinery.

(2) PetroFina interest 50%.

(3) These refineries were sold in December 1999 to TotalFinaElf group entities.

(4) PetroFina interest 57.5%.

(5) This refinery is owned and operated by a non-consolidated subsidiary.

     The table below sets forth, for the years indicated, the amount of crude oil processed for PetroFina's account at the Group's refineries (excluding the Luanda refinery but including the three refineries sold).

                                                    1999     1998     1997
                                                    -----    -----    ----
Actual throughput (Mt/y)........................     33.6    34.34    32.9
Utilization.....................................    93.34%    95.4%   97.3%
Total installed capacity (Mt/y).................       36       36    35.8

Europe

     PetroFina's European refining units are considered industry leaders in terms of flexibility of access to market through pipeline facilities and captive local consumption, as well as to the sea and convenient shipping facilities, and conversion ratings (the ability to produce value-added products) having one of the highest conversion to distillation ratios in Europe (40%, compared to an industry average of 32%). The high desulphuration capacity of middle distillates and fuel oils allowed the Group to comply with the European Union's year 2000 sulphur specification for diesel and fuel oils without major additional investments. The MTBE units (defined below) at FRA and LOR, the TAME unit (defined below) at LOR and the catalytic reforming unit with a continuous catalyst regeneration system at FRA give the Group the ability to supply directly the whole of its European retail network's demand for high octane unleaded gasoline.

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

     By December 99, FRA started a unit to increase its production of aromatics (including xylene) to 800,000 tonnes per year, with a corresponding decrease in gasoline production. PetroFina invested approximately EUR 99 million in this unit. PetroFina has signed a long-term supply agreement with Amoco under which Amoco will purchase xylene produced at FRA.

     The Group signed a contract with Electrabel, the Belgian electricity company, in January 1998, to build a 126 megawatt cogeneration unit at FRA, which is fully operational since November 1999.

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

     Rome. In Italy, Petrofina sold its interests in the Rome refinery to its parent company TotalFinaElf in December 1999 as part of a corporate reorganization. Prior to the sale, the Group owned a 57.5% interest in RdR, a refinery near Rome. The refinery had an installed atmospheric distillation capacity of 4.0 million tonnes per year and a vacuum distillation unit with a capacity of 630,000 tonnes per year. RdR has a visbreaker with a capacity of 1.7 million tonnes per year, distillate desulphuration units and a sulphur plant for liquid sulphur recovery. It is equipped with a semi-regenerative catalytic reformer unit with a capacity of 600,000 tonnes per year, a kerosene treatment unit with a capacity to produce 530,000 tonnes of jet fuel per year and an isomerization unit with a capacity of 240,000 tonnes per year.

     A new benzene saturation unit was commissioned in November 1997.

United States

     Port Arthur. Petrofina sold its interests in the Port Arthur refinery to its parent company TotalFinaElf in December 1999 as part of a corporate reorganization. The Port Arthur refinery, on the Texas Gulf coast, has an installed atmospheric distillation capacity of 8.8 million tonnes per year with associated vacuum distillation capacity. Since 1991, it has had a catalytic cracking unit with a capacity of 3.3 million tonnes per year. In the 1980s an upgrading program reduced the output of lower value heavy residues to 8% and allowed the production of unleaded gasoline following the installation of a reforming unit with a continuous regeneration system. In addition, this program included a vacuum bottom deasphalting unit with a capacity of 1.0 million tonnes per year and a desulphuration unit for heavy cracker feedstock with a capacity of 1.4 million tonnes per year. The Port Arthur refinery also has a 36-megawatt cogeneration unit which supplies most of the refinery's electricity and steam requirements. This cogeneration unit, which was installed in 1988, substantially reduced the plant's operating costs. The refinery also has distillate desulphuration units with associated sulphur recovery plants and an alkylation unit with a capacity of 210,000 tonnes per year. The complex includes a unit for the extraction of aromatics from gasoline, which supplies half of the benzene feedstock requirements of the Group's petrochemical plants in the United States, and an isomerization unit with a capacity of 373,000 tonnes per year.

     Big Spring. Petrofina sold its interests in the Big Spring refinery to its parent company TotalFinaElf in December 1999 as part of a corporate reorganization. The Big Spring refinery, in Howard County, Texas, has an installed atmospheric distillation capacity of 2.9 million tonnes per year and an associated vacuum distillation unit; a catalytic cracker with a capacity of
1.2 million tonnes per year; an alkylation unit with a capacity of 195,000 tonnes per year; a solvent deasphalting unit with a capacity of 560,000 tonnes per year; and desulphuration with associated sulphur recovery units.

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

Africa

     Luanda. The Group owns the only refinery in Angola, which is in Luanda. It has an installed atmospheric distillation capacity of 2 million tonnes per year, a semi-regenerative catalytic reformer with a capacity of 100,000 tonnes per year and a vacuum unit with a capacity of 140,000 tonnes per year. The Group's activities at the Luanda refinery are conducted by a non-consolidated subsidiary of the Company. The prices of refined products are fixed by the government so that the Group obtains a specified return on its capital invested in the refinery.

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

     Over the course of the second half of 1999, management and oversight of PetroFina's trading and supply activities has become integrated with TotalFinaElf's management of its trading and supply activities, in order to increase operational efficiencies and manage on a group-wide basis except for the supply activities relating to the Antwerp refinery. All intra group trading and supply activity is conducted on an arm's length basis.

     The table below sets forth selected information with respect to the Group's sales and supply of crude oil (produced by PetroFina and by third parties) for each of the years indicated.

                                                                    FOR THE YEAR ENDED
                                                                       DECEMBER 31,
                                                                --------------------------
                                                                 1999      1998      1997
                                                                ------    ------    ------
                                                                 (IN THOUSANDS OF TONNES)
PETROFINA CRUDE PROCESSED IN PETROFINA REFINING SYSTEM:
  Europe(1).................................................     2,735     4,701     5,399
  United States(2)..........................................         0         0         0
                                                                ------    ------    ------
     Total..................................................     2,735     4,701     5,399
PETROFINA CRUDE SOLD TO THIRD PARTIES:
  Europe(1).................................................     2,618     1,461       869
  United States(2)..........................................       444       469       507
                                                                ------    ------    ------
     Total..................................................     3,062     1,930     1,376
THIRD-PARTY CRUDE PURCHASED AND PROCESSED IN PETROFINA
  REFINING SYSTEM:
  Europe(1).................................................    19,858    18,661    16,717
  United States(2)..........................................    10,318    10,893     9,569
                                                                ------    ------    ------
     Total..................................................    30,176    29,554    26,286
THIRD-PARTY CRUDE PURCHASED AND RESOLD TO THIRD PARTIES:
  Europe(1).................................................       570       788       703
  United States(2)..........................................     5,166     8,659     5,730
                                                                ------    ------    ------
     Total..................................................     5,736     9,447     6,433

---------------

(1) Europe includes Europe and the rest of the world, other than the United States.

(2) Commencing December 1999, the PetroFina Group's trading activities in respect of its previously held U.S. and Italian upstream and refinery operations have ceased due to the transfer of such activities to the parent company, TotalFinaElf.

     For additional information, see "Item 9A. Quantitative and Qualitative Disclosures About Market Risk."

MARKETING

     PetroFina markets refined petroleum products (such as gasoline, diesel, heating oil, and industrial, aviation and marine fuels, as well as bitumen) and lubricants throughout the world under the brand name FINA. In 1999, the Group's sales volume of refined products and lubricants amounted to 35 million tonnes.

     The table below sets forth by geographic area the Group's sales of refined petroleum products and lubricants for the periods indicated.

                                                                    FOR THE YEAR ENDED
                                                                       DECEMBER 31,
                                                                --------------------------
                                                                 1999      1998      1997
                                                                ------    ------    ------
                                                                 (IN THOUSANDS OF TONNES)
Europe......................................................    21,819    27,231    26,161
United States...............................................    13,148    12,615    12,540
                                                                ------    ------    ------
Total.......................................................    34,967    39,846    38,701
                                                                ======    ======    ======

     PetroFina's marketing activities are divided into two sectors: retail and commercial. The retail activities are those carried out mainly through its network in Europe and the United States. The commercial or wholesale activities are bulk sales to both distributors and direct consumers, which include the aviation and marine markets as well as the sale of heating and industrial oils.

     As already in the past, the Group is improving the efficiency of its retail network by reducing its operating costs and upgrading the quality of its network. Operating costs are being reduced on a per unit sold basis through consolidation of the existing retail network to focus on fewer, but higher volume, service stations. Total brand is used on some of our service stations.

     The Group produces lubricant products at its blending plant located in Belgium. These products are sold in more than 50 countries. Continuous product innovation is necessary in this highly competitive market because of consumer demand for environmentally acceptable products, the increasing efficiency of engines and the technical development of industrial plants. The Group's strategy is to concentrate on selected market segments for which PetroFina has developed an expertise, such as special vehicle dealers and transport companies, which use automotive oils, and the steel industry, paper mills and building materials industry, which use industrial lubricants.

     PetroFina sponsors FINA racing teams that participate at various European and U.S. car races and use Fina fuel and high performance lubricants.

Europe

     In Europe, the FINA retail network owned by Petrofina previously extended through Belgium, England, France, Germany, Italy, Luxembourg, the Netherlands, Norway and Spain. Due to a corporate reorganization of activities with its parent company TotalFinaElf, a significant part of this network has been transferred to TotalFinaElf.

     The table below sets forth the number of FINA service stations in Europe by country for the last three years as well as the transfers effected in 1999.

                                                                NUMBER OF STATIONS AT DECEMBER 31,
                                                                -----------------------------------
                                                                    1999          1998       1997
                                                                -------------    -------    -------
Belgium.....................................................             728(4)     501        523
France......................................................        Business(2)     435        437
                                                                 transferred
Germany.....................................................        Business(2)     371        398
                                                                 transferred
Italy.......................................................            Sold(3)   1,354      1,394
Luxembourg..................................................              37(4)      18         18
The Netherlands.............................................            Sold(3)     196        192
Norway(1)...................................................            Sold(3)     185        180
Spain.......................................................            Sold(3)      80         68
United Kingdom..............................................        Business(2)     402        424
                                                                 transferred
                                                                 -----------      -----      -----
  Total.....................................................             765      3,542      3,634
                                                                 ===========      =====      =====

---------------

(1) In March 1999, PetroFina sold its Norwegian Downstream business to an unrelated third party and used the proceeds to acquire a portfolio of service stations in the Netherlands.

(2) The business is now operated by a TotalFinaElf subsidiary under a business lease arrangement under which Petrofina retains ownership and receives lease payments. Franchise agreements with stations bearing the Fina brand have been transferred to TotalFinaElf group entities.

(3) The subsidiary was sold to a TotalFinaElf subsidiary.

(4) Business done by the TotalFinaElf subsidiary in the specified country has been sold to the PetroFina subsidiary.

     The table below sets forth the number of stations in Europe owned by the Group, FINA-branded distributor stations and the total number of stations over the three years indicated.

                                                                1999     1998     1997
                                                                -----    -----    -----
Group-owned stations........................................      217    1,762    1,826
FINA-branded distributor stations...........................      548    1,780    1,808
                                                                -----    -----    -----
  Total stations............................................      765    3,542    3,634
                                                                =====    =====    =====

     At the end of 1994, PetroFina launched the Eurotrafic card, an international electronic payment system aimed at corporate customers. The card, which is accepted in 4,500 service stations in 13 European countries, provides fleet management services, such as VAT (value added tax) recovery, toll payments and roadside assistance. Loyalty cards aimed at both business and private customers are also being developed by PetroFina's marketing subsidiaries.

     In its home country, Belgium, PetroFina has a retail market share of approximately 15%.

     A new lubricants blending and packaging plant at Ertvelde (Belgium) with a capacity of 120,000 tonnes per year, serves as the Group's logistical center for the northern European market. In January 1998, the Group sold its blending plant at Duisburg (Germany), which allows PetroFina to concentrate its lubricants' production at Ertvelde (Belgium) and achieve important economies of scale.

United States

     Petrofina sold its U.S. marketing activities to its parent company TotalFinaElf in December 1999 as part of a corporate reorganization. Prior to this transfer, in the United States, marketing activities had been divided into two geographical business units since 1994 with the aim of reducing costs, increasing productivity and improving customer service. The U.S. marketing focus is to enable the maximization of PetroFina's refinery utilization through both FINA branded and unbranded fuel sales.

     The table below sets forth the number of stations in the United States owned by the Group, the number of FINA-branded distributor stations and the total number of stations as of the end of each of the three years indicated.

                                                                1999     1998     1997
                                                                -----    -----    -----
Group-owned stations........................................        0        0       53
FINA-branded distributor stations...........................    1,682    2,375    2,606
                                                                -----    -----    -----
  Total stations............................................    1,682    2,375    2,659
                                                                =====    =====    =====

     The Southeastern Business Unit manages supply and marketing activities in, and east of, the Dallas/ Ft. Worth area in Texas and throughout the Gulf States region, including the Port Arthur refinery. The Southwestern Business Unit manages marketing activities west of Ft. Worth, Texas (principally, West Texas and New Mexico) and includes crude gathering operations and the Big Spring refinery.

                                   CHEMICALS

     PetroFina's Chemicals segment produces and markets petrochemicals (base chemicals, monomers, polymers) and oleochemicals. The Group conducts a wide range of chemical activities at five plants in Europe and, until transferred to its parent company, TotalFinaElf in December 1999, five plants in the United States. The European plants, which are close to large markets, have access to some of the world's largest harbors and best transportation networks (pipelines, rivers, channels, railways and highways). These logistical advantages enable PetroFina to deliver high-quality products at low cost. Over the last three years, PetroFina has invested an aggregate of approximately EUR 798 million in its chemical monomer and polymer production facilities.

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

                                                                                           FOR THE YEARS
                                                                                               ENDED
                                        SIX MONTHS        SIX MONTHS      AGGREGATE YEAR   DECEMBER 31,
                                      ENDING JUNE 30,   ENDING DEC. 31,   ENDED DEC. 31,   -------------
                                           1999              1999              1999        1998    1997
                                      ---------------   ---------------   --------------   -----   -----
                                                 (IN MILLIONS OF EURO EXCEPT PER SHARE DATA)
Total operating revenue............        1,009             1,640            2,649        1,982   2,312
Inter-segment sales................          (46)              (63)            (109)        (101)   (127)
                                           -----             -----            -----        -----   -----
Operating revenues to
  non-affiliates...................          963             1,577            2,540        1,881   2,185
Operating income...................          218                29              247          184     259

     The table below shows the Group's year-end petrochemical production capacity at the dates indicated.

                                                                 CAPACITY AT DECEMBER 31,
                                                                --------------------------
                                                                 1999      1998      1997
                                                                ------    ------    ------
                                                                 (IN THOUSANDS OF TONNES)
EUROPE
Ethylene....................................................      780       780       680
Propylene...................................................      610       610       610
Aromatics...................................................      210       200       200
High density polyethylene...................................      545       500       450
Elastomers..................................................       85        80        80
Polypropylene...............................................      430       420       400
UNITED STATES(1)
Propylene...................................................      500       500       270
Aromatics...................................................      615       615       580
Styrene.....................................................      480       480       480
Polystyrene.................................................      500       500       465
Polypropylene...............................................    1,000     1,000       700
High density polyethylene...................................      400       385       191

---------------

(1) PetroFina transferred its United States chemicals activities to TotalFinaElf in December 1999.

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

     FAO operates three steam crackers with a capacity of 1.2 million tonnes of ethylene per year, which represents more than 5% of total installed capacity in Western Europe. FAO is connected by pipeline network to more than 40% of the Western European ethylene market. It also operates a 20,000 tonne capacity ethylene storage terminal. The Group is studying further expansions of ethylene production to be implemented over the coming years to meet its captive and long-term customers' needs.

     FAO also has a production capacity of 590,000 tonnes per year of chemical grade propylene. This propylene, together with propylene from FRA, can be transported by pipeline to various customers or to the Group for the production of polypropylene, or stored in FAO's 10,000 tonne capacity propylene storage terminal. Ethylene and other monomers from FAO are converted at the nearby Fina Chemicals Antwerp facilities and at Fina Chemicals Feluy into high-density polyethylene and thermoplastic elastomers.

     FAO also produces aromatics, cyclohexane and other by-products which are sold to the market or used by the adjacent refineries. A large aromatic extraction unit, fed by FRA, LOR and FAO with a capacity of 550,000 tonnes xylene and 250,000 tonnes benzene will start up in early 2000.

     Fina Chemicals Antwerp operates several high- and medium-density polyethylene production lines in Antwerp and Feluy with a combined total capacity as of December 31, 1999, of 545,000 tonnes per year, a 50,000 tonne per year increase over 1998, representing about 10% of the total installed capacity in Europe. Ethylene monomer is received directly, via pipeline, from Fina Antwerp Olefins securing supply and feedstock efficiencies for the Group. Antwerp's unique location, with its excellent port facilities, access to pipelines and transportation networks and its location in a large and dense industrial area enable it to serve customers competitively with higher value-added products on a global basis. The Group's polyethylene sales are focused on a few applications where it can supply competitive products and services, such as pipes, blow molding, specialty films, and wires and cables for the construction, packaging and automotive industries. It has developed a metallocene catalyst technology which enables it to produce at the industrial scale medium-density grades for film applications, and it has other grades under development.

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

     Feluy. In March 1995, Fina Chemicals Feluy became a wholly owned subsidiary of the Company as a result of the acquisition of the remaining 50% interest from its former joint venture partner. Fina Chemicals Feluy owns a polypropylene (homopolymer and propylene-ethylene copolymer) plant with two production lines at Feluy which has a capacity of 430,000 tonnes per year, which represents about 5% of total installed capacity in Europe. The Group is building a third polypropylene production line at this plant with a capacity of 380,000 tonnes/year. In addition, in 1991 it built a High Density Polyethylene ("HDPE") line with a capacity of 150,000 tonnes per year. The plant is supplied with ethylene and propylene by two pipelines directly linked to the Group's chemical facilities in Antwerp. PetroFina has fully utilized its capacity at this plant for several years. Polypropylene is a widely used raw material for the manufacture of many commonly used fibers, films, extrusion and injection applications and thermoformed products, such as garden furniture and containers. The Group's sales of polypropylene are focused on those applications in which it can supply high-quality products and services and reach higher market share. It is also developing partnerships with global customers that can be supplied from its U.S. plants.

Oleochemicals

     Ertvelde and Oelegem. PetroFina produces oleochemicals (fatty acids, fatty alcohols and glycerin and their derivatives such as esters, amines and stearates) at its plants at Ertvelde near the port of Ghent and at Oelegem near Antwerp.

     The Group's Ertvelde and Oelegem plants have a combined production capacity of 275,000 tonnes per year of fatty acids, fatty alcohols, glycerin, esters and other derivatives. Oleochemicals, which are produced from renewable raw materials, such as vegetable oils and animal fats, have a wide range of applications including personal care products, detergents, cosmetics, lubricants, drilling muds, plastic additives and pharmaceuticals. PetroFina's fatty acids capacity is about 16% of the total effective capacity in Western Europe. In 1999, the Group sold its nitrogen derivatives business. The Group's most recent developments include a range of high performance and biodegradable grades, which are well positioned to benefit from the increasing demand for both high performance and environmentally friendly products.

UNITED STATES

     Through December 1999, all of the Group's chemicals activities in the United States took place in four sites located along the coast of the Gulf of Mexico. Each of these plants produces either monomers or polymers. Petrofina sold its U.S. chemicals activities to its parent company TotalFinaElf in December 1999 as part of a corporate reorganization.

     Carville. At Carville (Louisiana) the Group has a fully integrated polystyrene production through a 50% interest in the adjacent Cos-mar monomer plant. The Group's plants in Carville reflect the Group's strategy of achieving economies of scale through integration and through the use of large-scale facilities.

     The Cos-mar monomer plant is the world's largest styrene plant of its type. The plant provides the Carville plant with styrene for polystyrene production. In turn, benzene from the Port Arthur refinery is used as a feedstock to produce styrene. The Cos-mar plant recently was upgraded to increase its production capacity to 960,000 tonnes per year. As in the past years, it operated at full capacity. The Group is in the process of developing a new technology for monomer production at the Cos-mar plant, which has the potential to lower both its capital and operating costs.

     The Carville polystyrene plant is the world's largest single-site, high-impact and crystal polystyrene plant with a capacity of 500,000 tonnes per year. All the Group's U.S. polystyrene production is now concentrated in Carville with four production lines, which are based on proprietary technology. The most recent line began production in August 1996 and increased the Group's annual capacity by 115,000 tonnes.

     La Porte. The La Porte plant, located near Houston, Texas, is the world's largest single-site polypropylene production plant, on the basis of capacity. Major raw materials are supplied through six pipelines connected to various refineries, steam crackers and propylene splitters. The plant produces bulk homopolymers and random copolymers from nine lines utilizing the Group's proprietary technology. The plant's total polypropylene capacity is 1,000,000 tonnes per year. A ninth line with block co-polymer capability came on-line in 1998, to increase, with other minor debottleneckings, total capacity to its present level. Its current capacity represents approximately 13% of total installed capacity in the United States. As in the past years, the plant operated at maximum capacity in 1999.

     The Group has a one-third interest in a joint venture that owns and operates a splitter plant at Mont Belvieu, Texas. The splitter upgrades propylene from refinery grade into polymer grade in order to supply the La Porte plant. Following the introduction of a third splitter in 1998, the Group doubled its polymer grade propylene capacity to reach 455 tonnes per year.

     Bayport. The Bayport plant, in Texas, produces HDPE-grade polyethylene. The Group acquired the plant in 1992, and its capacity has increased from 160,000 to 200,000 tonnes per year during the past five years. A second line was built at the Bayport plant which became operational in the fall of 1998 and increased the site's annual capacity by an additional 200,000 tonnes. This new line uses the same technology as that which is currently used at the Feluy and Antwerp plants, and provides the Group with additional commercial synergies with its European polyethylene production.

     Port Arthur. In 1997, the Group signed a letter of intent with BASF Aktiengesellschaft ("BASF") to build the world's largest liquid steam cracker (the "Steam Cracker Joint Venture") adjacent to the Group's refinery located in Port Arthur, Texas which will produce, after metathesis, 860,000 tonnes of ethylene and 860,000 tonnes of propylene annually. On May 8, 1998, the Board of Directors of the Company and the Board of Directors of BASF approved the Steam Cracker Joint Venture. The building is presently underway.

                                     PAINTS

     The Sigma Coatings Group ("Sigma"), which is wholly owned by the Company, consists of several companies that produce and sell paints and protective coatings. Sigma has three principal divisions: decorative paints, marine and anti-corrosion paints and industrial coatings.

     Sigma's headquarters are in Uithoorn near Amsterdam (the Netherlands), and it is active principally in Belgium, Denmark, France, Germany, Italy, the Netherlands, Saudi Arabia, the U.K., Far East and the U.S. The Sigma plants are located in the Netherlands (Amsterdam, Uithoorn, Den Bosch, Brummen), Belgium (Manage, Deurne), Germany (Bochum), France (Valdoie), Saudi Arabia (Damman), the U.K. (Buckingham, Deeside), China (Kunshan) and the U.S. (Harvey, Louisiana).

     The table below sets forth selected financial information for the Paints segment for each of the years indicated.

                                                                                                FOR THE
                                                                                              YEARS ENDED
                                          SIX MONTHS        SIX MONTHS      AGGREGATE YEAR   DECEMBER 31,
                                        ENDING JUNE 30,   ENDING DEC. 31,   ENDED DEC. 31,   -------------
                                             1999              1999              1999        1998    1997
                                        ---------------   ---------------   --------------   -----   -----
                                                    (IN MILLIONS OF EUR EXCEPT PER SHARE DATA)
Total operating revenue..............         394               362              756          780     780
Inter-segment sales..................           0                 0                0            0       0
                                              ---               ---              ---          ---     ---
Operating revenues to
  non-affiliates.....................         394               362              756          780     780
Operating income.....................          34                 1               35           45      40

     Sigma's decorative paints are sold principally under the SIGMA, HISTOR, RAMBO and GAUTHIER brand names. Decorative paints, which account for approximately 51% of Sigma's revenues, are sold primarily in Europe. Sigma is one of the two largest producers of decorative paints in the Netherlands, the second largest in Belgium and the fifth largest in Western Europe (in each case based on sales). In addition, the Group has a 20% interest in the largest producer of decorative paints in Saudi Arabia and is responsible for the management of that company, which markets the SIGMA brand.

     Sigma markets its marine paints worldwide and its anti-corrosion paints primarily in Europe, Far East and in the United States. Sales of marine and anti-corrosion paints account for almost 26% of Sigma's revenues. Sigma is the fifth largest producer of marine paints in the world based on sales.

     Industrial coatings account for approximately 16% of Sigma's revenues, and are marketed primarily in Europe. Sigma has a strong market share in coil coatings.

     In mid-1999, Sigma Coatings Group combined its operational management with Kalon (an affiliate of TotalFinaElf) in order to increase operational efficiencies. Sigma and Kalon each remain wholly owned by PetroFina and TotalFinaElf, respectively, however, taken together, Sigma and Kalon would create the second largest decorative paint group in Europe.

                            RESEARCH AND DEVELOPMENT

     In 1999, the Group's research and development expenses were EUR 78 million compared to EUR 78 million in 1998 and EUR 80 million in 1997.

     PetroFina conducts most of its research and development activities in its three research centers located at Feluy (Belgium), La Porte (Texas) and Amsterdam (the Netherlands). The Texas research and these research centers aim to improve the production processes in the Group's refineries and chemical and paints plants, as well as to develop new, more development activities were transferred in December 1999 to TotalFinaElf. In recent years, research developments have resulted in advances in the areas of desulphuration, special fuels, lubricants, polymers, oleochemicals and paints.

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

                                 OTHER MATTERS

COMPETITIVE, POLITICAL AND ECONOMIC FACTORS

     There is strong competition both within the oil industry and with other industries in supplying the energy needs of industry and consumers. The oil industry is also particularly subject to regulation and intervention by governments throughout the world in such matters as the award of exploration and production interests; the imposition of specific drilling obligations; environmental protection controls; price controls and transfer pricing restrictions; control over the development, production rate and abandonment of a field; restrictions, requirements or sanctions imposed on companies and their products and services, because of, or with respect to, ownership, affiliations or operations in certain foreign countries; and, possibly, nationalization, expropriation or cancellation of contract rights. The oil industry is also subject to the payment of royalties and taxation, which tend to be high compared with those payable in respect of other commercial activities. Some of the Group's oil reserves are located in countries outside Western Europe, certain of which individually may be considered politically and economically unstable. Reserves recovery and the related operations are subject to certain risks, including the establishment of export limits, the renegotiation of contracts, the nationalization or renationalization of assets, other risks relating to changes in local government regimes and policies and resulting changes in business customs and practice, payment delays, currency exchange restrictions and losses and impairment of operations due to actions of insurgent groups. PetroFina attempts to conduct its business and financial affairs in order to protect against such political and economic risks.

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

     In certain countries, separate licenses are required for exploration and production activities and, in certain cases, production licenses are limited to a portion of the area covered by the exploration license. Both exploration and production licenses are generally for specific periods of time. The term of the Group's licenses and the extent to which these licenses may be renewed vary from area to area.

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

ENVIRONMENTAL MATTERS

     The Group's operations are subject to laws and regulations of the EU, Belgium, (and of the United States through 1999) and other countries in which it conducts activities relating to the protection of the environment. These laws and regulations, which change frequently, address the general impact of industrial operations on the environment, as well as focus specifically on certain activities, including emissions and toxic waste disposal. Environmental violations may result in civil, criminal and tort liabilities.

     Environmental factors are an important consideration in planning, designing and operating all PetroFina facilities. A General Manager is responsible for the coordination and implementation of environmental policies for the Company and its subsidiaries. Each of the Company's subsidiaries conducts significant programs to ensure that operations are carried out in an environmentally acceptable manner. In 1999, 1998 and 1997 the Group spent over EUR 74.4 million, EUR 54 million and EUR 37 million, respectively, on environmental programs that included improving or constructing aromatics extraction unit and hydrogen plants at its refineries in order to comply with new EU fuel specifications, construction of vapor recovery units at major depots, loading facilities and service stations to meet EU requirements, as well as site restorations and remediation activities.

     Due to the nature of its business, environmental laws increasingly impact PetroFina's operations and make some risk of environmental costs and liabilities inherent to its business, as it is for other companies engaged in the same field of activities. Although PetroFina's management is not aware of any conditions that would result in a liability material to the Group as a whole, under existing environmental laws there can be no assurance that such liabilities will not be incurred. For additional information regarding environmental matters.

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

EMPLOYEE MATTERS

     At the end of 1999, the Group had approximately 12,380 employees. In recent years, there have been no significant strikes or work stoppages. Information regarding the Group's pension and benefit plans is contained in Note 19 of the Consolidated Financial Statements included in "Item 18. Financial Statements."

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

ITEM 4.  CONTROL OF REGISTRANT

     On December 1, 1998, five of PetroFina's largest shareholders, Electrafina SA, Compagnie Nationale a Portefeuille, S.A. (Fibelpar), Tractebel N.V., Electrabel N.V. and Fortis AG (collectively, the "Contributing Shareholders"), announced their intention to exchange all their PetroFina Shares, which then represented approximately 41% of the outstanding PetroFina Shares, for shares of Total S.A. ("Total"). As a result of this transaction, 9,614,190 PetroFina shares were exchanged for 43,263,855 shares of Total ( in the exchange ratio of 2 PetroFina shares for 9 Total shares).

     Total later launched a public exchange offer to acquire all the PetroFina outstanding ordinary shares and ADSs and all the outstanding warrants (see "Item 5 -- Nature of Trading Market -- PetroFina Warrants") it did not already own. This offer enabled Belgian and U.S. Petrofina shareholders to exchange their shares from May 6 to June 4, 1999, in the exchange ratio of 2 PetroFina shares for 9 Total shares. Following this offer, 12,516,106 PetroFina shares (including PetroFina ADSs that were tendered in the Offer) were exchanged for 56,322,477 shares of Total, and 3,851,400 PetroFina Warrants were exchanged for 3,199,634 Total Warrants.

     During the reopening of the public exchange offer from June 11 to July 2, 1999, 1,038,192 PetroFina shares (including those shares underlying ADSs) were exchanged for 4,671,864 shares of Total Fina S.A., and 289,100 PetroFina Warrants were exchanged for 234,171 TotalFina Warrants.

     The public exchange offer was reopened again at the same exchange ratio from June 30 to July 28, 1999, as a result of which 80,356 Petrofina shares were exchanged for 361,602 new shares of Total Fina.

     As a result, as of December 31, 1999 and as of May 31, 2000, Total Fina held 98.76 % of the outstanding PetroFina shares.

     As disclosed in Total's exchange offer documentation in 1999, Total Fina Elf S.A. shall launch a new reopening of the offer (at the same exchange ratio), from June 30 to July 28, 2000, to acquire the PetroFina shares which may be issued by the exercise on June 30, 2000, of the 30,302 remaining PetroFina employee warrants.

     The Company has set forth the number and percentages of PetroFina Shares owned by each person known by the Company to own beneficially more than 10% of oustanding PetroFina Shares as of May 31, 2000.

                                                                                    PERCENTAGE OF
                                                                  NUMBER OF        PETROFINA SHARES
SHAREHOLDER                                                    PETROFINA SHARES    AND VOTING POWER
-----------                                                    ----------------    ----------------
Total Fina Elf S.A.........................................       23,248,844            98,8%

     In 1989, PetroFina entered into an agreement with its former shareholders Groupe Bruxelles Lambert S.A., and Societe Generale de Belgique S.A. and their respective affiliates, in order to support its long-term strategy. This Agreement was terminated on the effective date of the exchange by the Contributing Shareholders of their PetroFina shares for Total shares.

     The Company believes that its officers and directors as a group own approximately 25 PetroFina shares and an aggregate of approximately 1,830 PetroFina Employee Warrants.

ITEM 5.  NATURE OF TRADING MARKET

MARKET FOR PETROFINA SHARES

     The principal trading market for the Company's ordinary shares ("the PetroFina Shares") is the Brussels Stock Exchange ("BSE") in Belgium where the PetroFina Shares are listed on the cash settlement market (marche au comptant). As a result of the exchange offers by Total, as disclosed in Total's exchange offer documentation, Total requested the delisting of the PetroFina shares from the Brussels exchange on June 10, 1999. However, the BSE determined to transfer the PetroFina shares from the Forward Market to the cash settlement market of Brussels, with the mention "temporarily quoted" as of July 13, 1999. The PetroFina shares were also delisted from the London Stock Exchange on December 24, 1999, from the Swiss Stock Exchange on December 27, 1999, and from the Amsterdam Stock Exchange on January 21, 2000. The PetroFina shares are still listed on the stock exchanges of Paris and Frankfurt. In Frankfurt an application for de-listing is being reviewed by the market authorities.

     On June, 1999, PetroFina was delisted from international indices such as the MSCI (June 4,1999), FT/S&P World Index (June 15, 1999) and replaced by TotalFina in the Dow Jones Eurostoxx 50 (June 16, 1999), which is a capitalization weighted index of 50 leading publicly traded companies in the European Monetary Union zone. On June 14,1999, PetroFina was also delisted from the Bel 20 Index (which is a broad based index of 20 of Belgium's significant, publicly traded companies) and PetroFina was delisted from the FTSE Eurotop 100 (which is composed of 100 large capitalization heavily traded European stocks).

     The table below sets forth, for the periods indicated, the reported high and low closing prices in Euro for the PetroFina Shares on the BSE:

                                                              PRICE PER
                                                           PETROFINA SHARE*
                                                                (EURO)
                                                           ----------------
                                                            HIGH      LOW
                                                           ------    ------
1997
  First Quarter........................................    317.3     249.1
  Second Quarter.......................................    347.1     286.9
  Third Quarter........................................    386.7     326.0
  Fourth Quarter.......................................    374.3     309.9
1998
  First Quarter........................................    356.4     310.5
  Second Quarter.......................................    386.1     338.4
  Third Quarter........................................    396.6     285.1
  Fourth Quarter.......................................    445.0     277.0
1999
  First Quarter........................................    518.0     381.0
  Second Quarter.......................................    598.0     492.5
  Third Quarter........................................    596.5     315.0
  Fourth Quarter.......................................    401.0     325.0
2000
  First Quarter........................................    483.0     366.0

---------------

* Amounts rounded to the nearest tenth.

     As of January 1, 1999, PetroFina Shares began trading in Euro. The table above converted the historical trading prices prior to January 1, 1999, from Belgian Francs to Euro based on January 1 exchange rate of 1 BEF = 0.02479 Euro.

     Official trading on the BSE is carried out using a fully-computerized order matching system, the NTS (New Trading System). The First Market is composed of the Forward Market and the Cash Settlement Market. Securities are listed either on the Forward Market, which contains the largest and most liquid domestic and foreign securities, or on the Cash Settlement Market, which generally contains small and mid-cap companies. On the Cash Settlement Market, where PetroFina shares are listed, depending on the liquidity of the security in question, transactions take place with a single fixing at 2:00 p.m., Brussels time, for 60 minutes, or with a double fixing at 11:15 a.m. and 3:15 p.m., Brussels time for 45 minutes each. The PetroFina Shares are currently traded with the double fixing method on the Cash Settlement Market.

     There are three authorities in Belgium for the securities market. First: the Market Authority, which replaced the former Market Commission and is the authority responsible for enforcement. Secondly: the Disciplinary Committee which is responsible for sanctioning members and transmitting insider trading violations to the courts. Thirdly: the Banking and Finance Commission which is in charge of second tier supervision, and ensuring proper execution of the procedures created by the market authority.

     Transactions can be effected only by members of the BSE. Members include credit or financial institutions, brokerage firms and members of other EU stock exchanges.

TRADING IN THE UNITED STATES

     The Petrofina ADSs began trading on the NYSE on September 3, 1997 and were delisted on June 10, 1999. Each PetroFina ADS represents one-tenth (0.1) of one PetroFina Share. As of December 31, 1999, 27,573 PetroFina ADSs remained outstanding (representing 0.01% of the outstanding PetroFina Shares), held by 8 registered PetroFina ADS holders. 27,473 PetroFina ADSs were held by 7 U.S. residents. As of March 31, 2000 27,378 PetroFina ADSs remained outstanding (representing 0.01% of the outstanding PetroFina Shares), held by 6 registered holders. All such Petrofina ADSs were held by U.S. residents. In addition, 532 registered PetroFina Shares (representing 0.002% of the outstanding PetroFina Shares) are held by U.S. residents.

PETROFINA ADSS

     The table below sets forth, for the period indicated, the reported high and low quotations in dollars for the PetroFina ADSs during the periods in which they traded in the OTC market and the high and low closing sale prices for the PetroFina ADSs after September 3, 1997. The fourth quarter of 1997 represents the first full quarter of trading on the NYSE.

                                                           PRICE PER ADS
                                                               (US$)
                                                           --------------
                                                           HIGH      LOW
                                                           -----    -----
1997
  First Quarter........................................    35.50    31.25
  Second Quarter.......................................    36.63    33.25
  Third Quarter........................................    39.38(1) 36.50(1)
                                                           39.50(2) 36.31(2)
  Fourth Quarter.......................................    42.00    35.75
1998
  First Quarter........................................    38.00    33.38
  Second Quarter.......................................    42.38    36.00
  Third Quarter........................................    43.00    34.38
  Fourth Quarter.......................................    49.25    34.50
1999
  First Quarter........................................    54.38    45.25
  Second Quarter(3)....................................    61.88    52.81

---------------

(1) Reflects trading prior to the NYSE listing on September 3, 1997.

(2) Reflects trading on the NYSE from September 3, 1997 through September 30, 1997.

(3) The PetroFina ADSs were delisted from NYSE on June 10, 1999. Delisting was due to failure to satisfy certain listing standards. Since that time, the Company is not aware of any trading activity in the United States.

PETROFINA WARRANTS

     The table below sets forth, for the periods indicated, the reported high and low closing prices in dollars for the Company's U.S. Warrants to purchase PetroFina shares (the "PetroFina Warrants") on the NYSE. The PetroFina Warrants began trading on NYSE on August 8, 1998, and were delisted on June 10, 1999. On August 5, 1998, the Company issued 4,451,060 PetroFina Warrants as part of the consideration offered in connection with the acquisition of Fina, Inc. Each PetroFina Warrant may be exercised to purchase nine-tenths (0.9) of one PetroFina ADS. The PetroFina Warrants are exercisable at any time until the close of business August 5, 2003 and have an exercise price of U.S.$42.25 per PetroFina ADS. Thus, a holder of 10 PetroFina Warrants may purchase nine PetroFina ADSs for an aggregate purchase price of U.S.$380.25.

     As a result of the public exchange offers made by Total for PetroFina Shares and Warrants, 4,140,500 PetroFina Warrants were exchanged for 3,353,805 U.S. TotalFina Warrants (TotalFina issued warrants to holders of PetroFina Warrants during the 1999 exchange offers. The TotalFina Warrants contain substantially the same provisions as the PetroFina warrants, and are exercisable at a price of U.S.$46.94 per warrant to purchase one TotalFina ADS). As of May 31, 2000, Total Fina Elf S.A. held 4,140,500 Petrofina Warrants and the remaining 291,806 Petrofina Warrants were held by other holders.

                                                              PRICE PER
                                                          PETROFINA WARRANT
                                                                (US$)
                                                          -----------------
                                                           HIGH       LOW
                                                          ------     ------
1998
  Third Quarter(1)....................................     5.00       3.13
  Fourth Quarter......................................     9.56       2.31
1999
  First Quarter.......................................    14.00       7.50
  Second Quarter(2)...................................    20.25      13.25

---------------

(1) The PetroFina Warrants began trading on NYSE on August 8, 1998.

(2) The PetroFina Warrants were delisted from NYSE on June 10, 1999. Delisting was due to failure to satisfy certain listing standards. Since that time, the Company is not aware of any trading activity in the United States.

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

     Public takeover bids must be made for all the outstanding voting securities of the Company. Prior to making a bid, a bidder must issue a prospectus which is approved by the CBF. In case of a public takeover bid, the European Commission must approve the transaction, if (i) the combined worldwide turnover of both the bidder and the Company to be acquired exceed EUR 2,500 million, (ii) the combined turnover of the bidder and the Company to be acquired in at least three EU member states exceed EUR 100 million, (iii) the turnover of each of the bidder and the Company to be acquired from each of such three EU member states exceed EUR 25 million and (iv) the total community-wide turnover of the bidder and the Company to be acquired individually exceed EUR 100 million.

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

     The payment of the proceeds of a Non-U.S. Holder's disposition of PetroFina ADSs or the payment of dividends on PetroFina ADSs to or through the U.S. office of a broker or through a non-U.S. branch of a U.S. broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder either certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. As a result of recently issued Treasury regulations, consequently, Non-U.S. Holders may be required, if they have not done so already, to provide new information and certifications in order to avoid information reporting and backup withholding with respect to such payments. The payment of the proceeds of the disposition by a Non-U.S. Holder of PetroFina ADSs or the payment of dividends on PetroFina ADSs to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or information reporting unless the non-U.S. broker has certain U.S. relationships.

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

     Although there are exceptions, in general, the full Belgian withholding tax must be withheld by the Company (that is, the amount of withholding upon the payment of the dividend is not reduced to reflect the Treaty rate), and the U.S. Holder may make a claim for reimbursement for amounts withheld in excess of the Treaty rate. The reimbursement form can be obtained from the Bureau Central de Taxation Bruxelles-Etranger, Place Jean Jacobs, 10, B-1000 Brussels, upon presentment of a form stamped by the U.S. Internal Revenue Service and the document proving cashing of the dividend. The relevant form may be obtained from the Depositary or Parent "Service a l'actionnaire," 52 Rue de l'Industrie, B-1040 Brussels (Tel. +32-2-288.99.45/ Fax +32-2-288.35.95). If the Forms 61.66
(U.S. IRS Certificate of Residence) and 276 (Belgian Ministry of Finance) are properly completed and sent to the Depositary three working days prior to the dividend payment date, the beneficial owner of the dividend will obtain the reduced withholding tax rate at source. Prospective holders should consult their own tax advisors as to whether they qualify for reduced withholding upon the payment of dividends, and as to the procedural requirements for obtaining reduced withholding upon the payment of dividends or for making claims for reimbursement.

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

ITEM 8.  SELECTED CONSOLIDATED FINANCIAL DATA

     The following financial information with respect to the five years ended December 31, 1999 has been derived from the Company's audited consolidated financial statements; the audited consolidated financial statements for the years ended December 31, 1999, 1998 1997, 1996 and 1995 have been prepared in accordance with US GAAP. The Company for the four years ended December 31, 1998 and the period from January 1st, 1999 through June 30th, 1999 prior to the combination with TOTAL is herein referred to as "Predecessor" and the Company for the period from July 1st, 1999 through December 31st, 1999 after the combination with TOTAL is referred to as "Successor". The financial information has been prepared on a going concern with identification of the periods before and after the effective date of the combination. Under the columns "Predecessor", financial information of the period from January 1, 1999 to June 30, 1999 as well as for the years ending December 31, 1998 and 1997 is presented in consistency with the accounting practice of PetroFina used before the combination with TotalFina. Under the columns "Successor", financial information as of December 31, 1999 and for the period from July 1st, 1999 to December 31, 1999 is presented in accordance with the US accounting principles used by the TotalFina Group and with effect of push-down of purchase price in application of the purchase method of accounting. The balances and the results of operations of the pre-acquisition period are therefore not comparative to those of the post-acquisition period.

                        PETROFINA S.A. AND SUBSIDIARIES

                    SUMMARY OF FINANCIAL AND OPERATING DATA
         (IN EURO MILLION, EXCEPT PER SHARE DATA AND NUMBER OF SHARES)

                                                                                                    U.S. GAAP
                               SIX MONTHS       SIX MONTHS       AGGREGATE           FOR THE YEAR ENDED AND AT DECEMBER 31,
                             ENDED JUNE 30,   ENDED DEC. 31,        YEAR                           PREDECESSOR
                              PREDECESSOR       SUCCESSOR      ENDED DEC. 31,   -------------------------------------------------
                                  1999             1999             1999           1998         1997         1996         1995
                             --------------   --------------   --------------   ----------   ----------   ----------   ----------
FINANCIAL
  Operating Revenue........         8,395           10,347           18,742         17,093       18,057       15,459       13,850
  Depreciation, depletion
    and amortization.......           343              622              965            731          712          589          559
  Exploration costs........            31               14               45             67          108           75          104
  Operating Income.........           445              452              897            683        1,161          976          763
  Net earnings.............           243              194              437            466          547          395          293
  Net basic earnings per
    share..................         10.36             8.26            18.61          19.89        23.42        17.00        12.62
  Diluted net earnings per
    share..................         10.29             8.25            18.55          19.88        23.42        17.00        12.52
  Cash dividends per
    share..................         11.40            10.00            21.40          11.40         9.92         8.73         7.93
  Cash dividends per share
    (US$)(1)...............         13.39            10.72            24.11          12.50        11.44        11.07        10.83
  Capital expenditures.....           411              500              911          1,256        1,082          822          740
  Long term obligations....           N/A              411              411          1,609        1,487        1,223        1,109
  Total assets.............           N/A           16,336           16,336          9,635       10,005        9,092        8,277
  Stockholders' equity.....           N/A           11,391           11,391          3,981        3,865        3,347        3,051
  Average Shares
    outstanding............    23,460,095       23,492,970       23,476,532     23,440,102   23,350,612   23,252,764   23,252,414
OPERATIONS
  Crude oil, condensate,
    and natural gas liquids
    produced (in million
    barrels of oil
    equivalent)............           N/A              N/A             47.0           49.1         52.2         49.3         50.7
  Natural gas produced (in
    billion cubic feet)....           N/A              N/A            149.9          187.4        208.9        210.7        204.0
  Refinery throughput crude
    oil (thousands barrels
    per day)...............           N/A              N/A            680.6          695.6        669.0        645.3        597.8
  Major chemicals and
    plastics produced (in
    thousand tonnes).......           N/A              N/A            5,153          4,253        4,070        3,774        3,460
  Employees (average for
    the year)..............           N/A              N/A           12,380         14,489       14,675       13,588       13,653

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

                                                        DIVIDEND PER    DIVIDEND PER    DIVIDEND PER
                                                         PETROFINA       PETROFINA       PETROFINA
                                                           SHARE           SHARE            ADS
                                                        ------------    ------------    ------------
                                                           (EURO)         (US$)(1)        (US$)(1)
1994................................................        6.94            8.22           0.940(3)
1995................................................        7.93           10.83           1.075
1996................................................        9.73           11.07            1.12
1997................................................        9.92           11.44            1.14
1998................................................       11.40           12.50            1.25
1999 (first half)...................................       11.40           13.39            1.34
1999 (second half)..................................       10.00           10.72            1.07
2000................................................        2.48            2.31            0.23

---------------

(1) Based on the Noon Buying Rate on the first day dividends are available for payment. See "Exchange Rates."

(2) Dividend paid by the Depositary per PetroFina ADS.

(3) Includes $0.129 paid to holders of Petrofina ADSs in connection with a rights offering to holders of PetroFina Shares.

     In January 1999, the Company paid a dividend of Euro 11.40 per PetroFina Share in respect of the Company's 1998 earnings. Based on the Noon Buying Rate on January 13, 1999, the dollar equivalent of this dividend was US$1.34. On January 13, 1999, the Depositary paid a gross dividend of US$1.34 per PetroFina ADS to all holders of PetroFina ADSs as of January 13th, 1999.

     In September 1999 the Company paid an interim dividend of Euro 10.00 per PetroFina share in respect of the Company's 1999 earnings. Based on the Noon Buying rate on October 1st 1999, the dollar equivalent of this interim dividend was US$10.72. On October 1st 1999, the depositary paid a gross interim dividend of US$1,07 per PetroFina ADS to all holders of PetroFina ADSs as of October 1st 1999.

     In May 2000 the Company paid the balance of the dividend (saldo) of Euros
2.48 per PetroFina share in respect of the Company's 1999 earnings. Based on the Noon Buying rate on May 26, 2000, the dollar equivalent of this dividend saldo was US$2.31. On May 26, 2000, the Depositary paid a gross dividend of US$0.23 per PetroFina ADS to all holders of PetroFina ADSs as of May 26, 2000.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

     On December 1, 1998, Total SA entered into definitive agreements to acquire PetroFina shares from the five largest PetroFina shareholders owning in the aggregate approximately 41% of PetroFina's outstanding shares. That transaction was closed on March 31, 1999, after the receipt of certain regulatory clearances and the approval of Total SA's shareholders on January 14, 1999. On May 6, 1999, Total SA commenced exchange offers in Belgium and the U.S. for all remaining PetroFina shares, American depositary shares and warrants. As a result of the exchange offers, Total SA acquired additional PetroFina shares raising its ownership to 98.76% of PetroFina's share capital. As required by Belgian law, the Belgian exchange offer was reopened on the same terms to permit tenders of PetroFina shares in July 1999. As required by Belgian law, the Belgian exchange offer will be reopened on the same terms to permit tenders of PetroFina shares obtained upon the exercise of employee warrants in July 2000. obtained upon the exercise of employee warrants in July 1999 and July 2000.

     In order to realize business synergies expected as a result of the foregoing transactions, TotalFinaElf and PetroFina created an Integration Committee to combine the PetroFina businesses into the TotalFinaElf group, simplify the structure of the new Group, merge the management and operational teams, unlock synergies and integrate the operations and administrations including the information systems. As a result, a number of PetroFina's businesses were transferred to TotalFinaElf. (See "Item 1 "Description of Business -- Overview -- Business Combination of TotalFinaElf and PetroFina").

     The information in this section should be read in conjunction with the information contained in the consolidated financial statements and related notes included in "Item 18. Financial Statements." The consolidated financial statements for the years ended December 31, 1999, 1998 and 1997 have been prepared in accordance with U.S. GAAP. See also "Item 8. Selected Consolidated Financial Data."

     The Group financial statements were previously presented in Belgian francs. A Belgian Royal Decree dated December 15, 1998 permits Belgian companies to restate financial statements and notes in Euro. All 1999 financial statements have been prepared in Euro. All 1998 and 1997 and comparative financial statements in this Annual Report have been restated in Euro based on the rate of
40.3399 BEF per Euro effective January 1, 1999. PetroFina's financial statements as reported in Euro for periods prior to 1999 depict the same trends as would have been presented if the Company had continued to present its financial statements in Belgian francs. The historical results of a non-Belgian company would be restated in Euro based upon the January 1, 1999 exchange ratio between its legal currency and the Euro, effectively "fixing" the historical exchange rate between the Belgian franc and other legal currency. Thus, the results of Belgian and non-Belgian companies restating in Euro would not be comparable because it is likely the actual exchange ratio between the two currencies differed materially from the implied exchange ratio.

     This Annual Report contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such statements appear in a number of places in this Annual Report including, without limitation, under "Item 1. Description of Business," "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations," "Item 9A. Quantitative and Qualitative Disclosures About Market Risk" and information related to the impact of the European Monetary Union issues contain forward-looking statements. PetroFina's business is subject to risks and uncertainties beyond PetroFina's control. All subsequent written and oral forward-looking statements attributable to PetroFina and persons acting on its behalf are qualified in their entirety by the cautionary statements contained in this section and elsewhere in this Annual Report. Forward-looking statements include information in the Annual Report where statements are preceded by, followed by or include the words "projects," "estimates," "believes," "expects," "assumes," "anticipates" or similar expressions. For such statements, PetroFina claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

     The following important factors, together with others that appear with the forward-looking statements, and the business transfers by PetroFina to its parent company, TotalFinaElf, will likely affect the Group's actual results and will likely cause the Group's actual consolidated results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Group, including information in this Annual Report. PetroFina's operating results are generally affected by a variety of factors, including movements in crude oil prices and refining and chemical margins and currency exchange rates. Higher crude oil prices generally have a positive effect on operating income of the Group, as its Upstream oil and gas business benefits from the resulting increase in prices realized from production. Lower crude oil prices generally have a corresponding negative effect. The effect of changes in crude oil prices on PetroFina's Downstream activities depends upon the speed at which the prices of refined petroleum products adjust to reflect such changes. Fluctuations of the Euro against other currencies, especially the dollar, can have significant effects on PetroFina's consolidated financial statements. Prices for crude oil are normally set in dollars. Chemical products are generally priced in local currency but based, in Europe, on Euro benchmark prices. Generally, the Group's operating income is improved by a strengthening of the dollar against the Euro. In addition, the effects of translation of local currency financial statements of PetroFina's non-Belgian subsidiaries can influence comparative results of operations. See also "Item 9A. Quantitative and Qualitative Disclosures About Market Risk."

RESULTS OF OPERATIONS

     The following table sets forth certain financial data for the Group for the years indicated.

                                    PREDECESSOR        SUCCESSOR                           PREDECESSOR
                                  ---------------   ---------------                    -------------------
                                                                                       FOR THE YEARS ENDED
                                    SIX MONTHS        SIX MONTHS      AGGREGATE YEAR      DECEMBER 31,
                                  ENDING JUNE 30,   ENDING DEC. 31,   ENDED DEC. 31,   -------------------
                                       1999              1999              1999          1998       1997
                                  ---------------   ---------------   --------------   --------   --------
                                                   (IN EUR MILLION EXCEPT PER SHARE DATA)
CONSOLIDATED DATA
Operating Revenue including
  Duties and Excise Taxes......        8,364            10,342            18,706        17,049     18,023
Earnings from Investments,
  Equity Interests.............           31                 5                36            44         34
                                      ------            ------           -------       -------    -------
  Total Revenue................        8,395            10,347            18,742        17,093     18,057
                                      ------            ------           -------       -------    -------
Cost of Products Sold..........       (6,329)           (7,474)          (13,803)      (13,094)   (13,630)
Other Operating Costs(*).......         (841)           (1,407)           (2,248)       (1,712)    (1,669)
Sales, General & Administrative
  Costs........................         (406)             (378)             (784)         (806)      (777)
Depreciation, Depletion &
  Amortization.................         (343)             (622)             (965)         (731)      (712)
Exploration Costs..............          (31)              (14)              (45)          (67)      (108)
                                      ------            ------           -------       -------    -------
Operating Income...............          445               452               897           683      1,161
Interest and Net Financial
  Items........................          (88)              (92)             (180)          (79)      (114)
                                      ------            ------           -------       -------    -------
Income Before Taxes and
  Minority Interests...........          357               360               717           604      1,047
Income Taxes...................         (114)             (166)             (280)         (132)      (484)
Minority Interest..............            0                 0                 0            (6)       (16)
                                      ------            ------           -------       -------    -------
Net Income.....................          243               194               437           466        547
                                      ======            ======           =======       =======    =======
Basic Earnings per Share.......        10.36              8.26             18.61         19.89      23.42
Diluted Earnings per Share.....        10.29              8.25             18.55         19.88      23.42

---------------
(*) Cost of Products Sold includes Duties and Excise Taxes.

  All the amounts for periods ending prior to January 1, 1999 were restated in
                                     Euros
           based on the January 1, 1999 rate (40.3399 BEF per Euro).

SEGMENT DATA

                                       UPSTREAM   DOWNSTREAM   CHEMICALS   PAINTS   OTHER    CONSOLIDATED
                                       --------   ----------   ---------   ------   ------   ------------
                                                                (IN EUR MILLION)
SIX MONTHS ENDING JUNE 30, 1999
Operating Revenue....................      899       6,549       1,009        394       21       8,872
Inter-segment Sales..................     (294)       (168)        (46)         0        0        (508)
Operating Revenue from Non
  Affiliates.........................      605       6,381         963        394       21       8,364
Operating Income (Loss)..............      130         108         218         34      (45)        445
Capital Expenditures.................      163         201          30          9        8         411
SIX MONTHS ENDING DEC. 31, 1999
Operating Revenue....................      662       8,090       1,640        362       86      10,840
Inter-segment Sales..................       20        (409)        (63)         0      (46)       (498)
Operating Revenue from Non
  Affiliates.........................      682       7,681       1,577        362       40      10,342
Operating Income (Loss)..............      150         284          29          1      (12)        452
Capital Expenditures.................      184          28         268          8       12         500
AGGREGATE YEAR ENDING DEC. 31, 1999
Operating Revenue....................    1,561      14,639       2,649        756      107      19,712
Inter-segment Sales..................     (274)       (577)       (109)         0      (46)     (1,006)
Operating Revenue from Non
  Affiliates.........................    1,287      14,062       2,540        756       61      18,706
Operating Income (Loss)..............      280         392         247         35      (57)        897
Capital Expenditures.................      347         229         298         17       20         911
1998
Operating Revenue....................    2,192      13,086       1,982        780       42      18,082
Inter-segment Sales..................     (587)       (345)       (101)                         (1,033)
Operating Revenue from Non
  Affiliates.........................    1,605      12,741       1,881        780       42      17,049
Operating Income (Loss)..............      294         162         184         45       (2)        683
Capital Expenditures.................      534         281         277         38      126       1,256
1997
Operating Revenue....................    2,188      14,178       2,312        780       12      19,470
Inter-segment Sales..................     (900)       (420)       (127)                         (1,447)
Operating Revenue from Non
  Affiliates.........................    1,288      13,758       2,185        780       12      18,023
Operating Income (Loss)..............      627         298         259         40      (63)      1,161
Capital Expenditures.................      571         250         223         25       13       1,082

                           GROUP RESULTS 1999 VS 1998

     In 1999, consolidated net income was EUR 437 million compared to EUR 466 million in 1998, a decrease of 6.2% and operating revenues including duties and excise taxes was EUR 18.7 billion compared to EUR 17.0 billion.

     Group consolidated net income was influenced by:

     - The negative impacts of lower European refining margins and lower petrochemical margins,

     - Expenses of EUR 109 million net of tax effects related to the harmonization of accounting principles with TotalFinaElf's,

     - Restructuring charges related to the combination with Total of EUR 16 million net of tax effects,

     - Net loss on the sale of all Upstream assets in West Texas and New Mexico in the United States of EUR 18 million after-tax.

     Operating income increased from EUR 683 million in 1998 to EUR 897 in 1999, reflecting:

     - The positive impact of higher crude oil price on the Upstream segment, with an average price of Brent crude oil rising by 42% to $18/b in 1998,

     - Ongoing breakeven reduction and productivity programs on the Downstream segment, more than offsetting the 43% decline in European refining margins to $9.7/t in 1999 from $16.9/t in 1998.

     - Good manufacturing and marketing performance of the Chemicals segment in a weak environment, compensating the decline in petrochemicals margins.

     Basic earnings per share were EUR 18.61 compared to EUR 19.89 in 1998.

     Consolidated Cash Flow, defined as consolidated net income adjusted for depreciation and other current year non-cash provisions to net income, increased to EUR 1,550 million in 1999 from EUR 1,425 million in 1998.

UPSTREAM: REVIEW OF OPERATIONS

                                        EUROPE(1)                            NORTH AMERICA
                           ------------------------------------   ------------------------------------
                           SIX MONTHS   SIX MONTHS   AGGREGATE    SIX MONTHS   SIX MONTHS   AGGREGATE
                             ENDING       ENDING     YEAR ENDED     ENDING       ENDING     YEAR ENDED
                            JUNE 30,     DEC. 31,     DEC. 31,     JUNE 30,     DEC. 31,     DEC. 31,
                           ----------   ----------   ----------   ----------   ----------   ----------
                                           1999                                   1999
                           ------------------------------------   ------------------------------------
                              (IN EUR MILLION, EXCEPT NUMBER OF EMPLOYEES, PRODUCTION AND RESERVES)
Operating Revenue(2).....     381           534          915         518           128          646
Equity in Net Income of
 Non Consolidated
 Investees...............      11            11           22           0             0            0
                              ---         -----        -----         ---          ----         ----
 Total Revenue...........     392           545          937         518           128          646
Operating Expense,
 Excluding Depreciation
 and Exploration
 Expense.................    (170)         (226)        (396)       (451)          (25)        (476)
Depreciation, Depletion
 and Amortization........     (85)         (109)        (194)        (43)         (149)        (192)
Exploration Expense......     (23)          (10)         (33)         (8)           (4)         (12)
Operating Income
 (loss)..................     114           200          314          16           (50)         (34)
                              ---         -----        -----         ---          ----         ----
Capital Expenditures.....     121           121          242          42            63          105
Total Assets.............     N/A         2,175        2,175         N/A             0            0
                              ---         -----        -----         ---          ----         ----
Crude Oil Production (in
 million barrels)(3).....                               43.8                                    3.2
Natural Gas Production
 (in Bcf)................                               80.5                                   69.4
Proved Oil Reserves (in
 million barrels)(3).....                              472.7                                     --
Proved Gas Reserves (in
 Bcf)....................                              735.0                                     --
Total Proved Reserves (in
 million barrels of oil
 equivalent)(3)(4).......                              595.0
                                                       =====                                   ====
Average Number of
 Employees...............                                221                                    376
                                                       =====                                   ====

                                        NORTH                 NORTH
                           EUROPE(1)   AMERICA   EUROPE(1)   AMERICA
                           ---------   -------   ---------   -------

                                  1998                  1997
                           -------------------   -------------------
                               (IN EUR MILLION, EXCEPT NUMBER OF
                              EMPLOYEES, PRODUCTION AND RESERVES)
Operating Revenue(2).....      910      1,282      1,216        972
Equity in Net Income of
 Non Consolidated
 Investees...............       15          1         17          2
                             -----     ------      -----      -----
 Total Revenue...........      925      1,283      1,233        974
Operating Expense,
 Excluding Depreciation
 and Exploration
 Expense.................     (377)    (1,152)      (394)      (787)
Depreciation, Depletion
 and Amortization........     (242)       (76)      (205)       (86)
Exploration Expense......      (52)       (15)       (55)       (53)
Operating Income
 (loss)..................      254         40        579         48
                             -----     ------      -----      -----
Capital Expenditures.....      367        167        378        193
Total Assets.............    1,585        803      1,620        752
                             -----     ------      -----      -----
Crude Oil Production (in
 million barrels)(3).....     45.1        4.0       48.2        4.0
Natural Gas Production
 (in Bcf)................    113.9       73.5      132.3       76.6
Proved Oil Reserves (in
 million barrels)(3).....    576.9       71.5      510.3       72.6
Proved Gas Reserves (in
 Bcf)....................    930.3      405.6      1,188      400.3
Total Proved Reserves (in
 million barrels of oil
 equivalent)(3)(4).......    732.0      139.1      708.3      139.3
                             =====     ======      =====      =====
Average Number of
 Employees...............      322        394        345        493
                             =====     ======      =====      =====

---------------

(1) Europe includes Europe and the rest of the world other than North America.

(2) Includes inter-segment revenue.

(3) Excluding equity affiliates.

(4) 1 barrel of oil equivalent = 1 barrel of crude oil = 6000 cubic feet of gas.

OPERATING REVENUE

     Operating revenue in 1999 was EUR 1.6 billion, down 27% from EUR 2.2 billion in 1998.

     In Europe, revenue of EUR 915 million were comparable to 1998. The reduction of crude oil and natural gas production because of production shutdown at the Ekofisk field at the beginning of 1999 was offset by the increase of the average price of crude oil which rose by 42% to $18 per barrel of the Brent. In certain cases, contracts for the sale of natural gas determine the gas price by reference to, among other factors, crude oil prices. In those cases, the higher crude oil prices had a positive impact on PetroFina's realized gas price; however, in certain cases, the effect is delayed under the timing and terms of the contract, resulting in a negative gas price lag for 1999.

     In North America, operating revenue decreased by 48% to EUR 646 million. The sale of all assets in West Texas and New Mexico to an unaffiliated third party in mid 1999 and the reduction in natural gas trading volumes resulted in a decrease of operating revenue of EUR 596 million.

OPERATING INCOME

     Upstream operating income was EUR 280 million in 1999 compared to EUR 294 million, a 5% reduction.

     In Europe, 1999 operating income was EUR 314 million, a 23% increase over 1998. Higher crude oil price is the main factor for the increase as the unit depletion rate (unit of production method) stabilized.

     Exploration expenses were reduced from EUR 52 million in 1998 to EUR 33 million in 1999.

     In North America, operating income was a negative EUR 34 million compared to a positive EUR 40 million operating income in 1998. PetroFina incurred a capital loss on the sale of its assets in West Texas and New Mexico to an unaffiliated third party.

     In December 1999, PetroFina sold its interest in its upstream assets in North America and Italy to its parent company, TotalFinaElf, as part of a group restructuring.

DOWNSTREAM: REVIEW OF OPERATIONS

                                         EUROPE(1)                            NORTH AMERICA
                            ------------------------------------   ------------------------------------
                            SIX MONTHS   SIX MONTHS   AGGREGATE    SIX MONTHS   SIX MONTHS   AGGREGATE
                              ENDING       ENDING     YEAR ENDED     ENDING       ENDING     YEAR ENDED
                             JUNE 30,     DEC. 31,     DEC. 31,     JUNE 30,     DEC. 31,     DEC. 31,
                            ----------   ----------   ----------   ----------   ----------   ----------
                                            1999                                   1999
                            ------------------------------------   ------------------------------------
                               (IN EUR MILLION, EXCEPT NUMBER OF EMPLOYEES, REFINING THROUGHPUT AND
                                                          PRODUCTS SOLD)
Operating Revenue(2)......     5,534        6,673       12,207        1,015        1,417        2,432
Equity in Net Income of
 Non-Consolidated
 Investees................         5            5           10           (1)          (1)          (2)
                              ------       ------      -------       ------       ------       ------
 Total Revenue............     5,539        6,678       12,217        1,014        1,416        2,430
Operating Expense,
 Excluding Depreciation...    (5,375)      (6,315)     (11,690)        (940)      (1,356)      (2,296)
Depreciation, Depletion
 and Amortization.........      (102)        (102)        (204)         (28)         (38)         (66)
Operating Income (Loss)...        62          261          323           46           22           68
Capital Expenditures......       133           83          216           68          (55)          13
 Total Assets.............       N/A        3,518        3,518          N/A            0            0
Refining Throughput (in
 thousand bbls per day)...        --           --        460.5           --           --        220.0
Refined Products Sold (in
 thousand tons)...........        --           --       21,819           --           --       13,148
Average Number of
 Employees................                               5,107                                    230

                                         NORTH                 NORTH
                            EUROPE(1)   AMERICA   EUROPE(1)   AMERICA
                            ---------   -------   ---------   -------

                                   1998                  1997
                            -------------------   -------------------
                                (IN EUR MILLION, EXCEPT NUMBER OF
                               EMPLOYEES, REFINING THROUGHPUT AND
                                         PRODUCTS SOLD)
Operating Revenue(2)......    10,977     2,109      11,468     2,710
Equity in Net Income of
 Non-Consolidated
 Investees................        16        --          18        --
                             -------    ------     -------    ------
 Total Revenue............    10,993     2,109      11,486     2,710
Operating Expense,
 Excluding Depreciation...   (10,610)   (2,071)    (11,038)   (2,591)
Depreciation, Depletion
 and Amortization.........      (202)      (57)       (214)      (55)
Operating Income (Loss)...       181       (19)        234        64
Capital Expenditures......       207        74         208        42
 Total Assets.............     3,288     1,021       3,605     1,230
Refining Throughput (in
 thousand bbls per day)...     474.5     221.1       445.3     223.7
Refined Products Sold (in
 thousand tons)...........    27,231    12,615      26,161    12,540
Average Number of
 Employees................     5,656     1,205       5,452     1,233

---------------

(1) Europe includes Europe and the rest of the world other than North America.

(2) Includes inter-segment revenue.

OPERATING REVENUE

     Downstream operating revenue in 1999 was EUR 14,639 million compared to EUR 13,086 in 1998, an increase of 12%. The increase in revenues resulted primarily from increase in petroleum product prices and secondarily by exchange rate fluctuations.

     The average product price quotations in North West Europe increased by 72% for gasoline, 74% for diesel and 73% for fuels.

     Sales volume for petroleum products decreased by 12% on average as a result of the disposal of assets to TotalFinaElf subsidiaries.

     In Europe, operating revenues increased from EUR 10,977 million in 1998 to EUR 12,207 in 1999, an increase of 11%.

     In North America, operating revenue was EUR 2,432 million in 1999, an increase of EUR 323 million from 1998. Sales quantities increased by 4% and resulted in improved revenues of EUR 84 million. Currency exchange rates increased revenue by EUR 93 million.

OPERATING INCOME

     Downstream operating income was EUR 391 million in 1999 compared to EUR 162 million in 1998. In 1998, inventories were written down by EUR 209 million. This amount was written back in 1999.

     Refining throughput reached the level of 464,300 barrels per day in 1999, a decrease of 2.1% over 1998. Industry refining margins in North West Europe dropped from $2.45 per barrel in 1998 to $1.40 per barrel in 1999. In December 1999, PetroFina sold three of its six refineries to its parent company, TotalFinaElf, as part of a group restructuring.

     Marketing income was negatively affected by significant drop in margin in United Kingdom due to increased competition. In December 1999, PetroFina sold or leased its European marketing activities (except for its Belgian and Luxembourg marketing business) to its parent company, TotalFinaElf, as part of a group restructuring.

     In North America, operating income was EUR 68 million compared to an operating loss of EUR 19 in 1998 impacted by a write-down on inventory of EUR 53 million. Refining margin on the US market dropped by 20% from 1998 to 1999. The reduction in the group's refining margin in its Port Arthur refinery (sold in December 1999 to TotalFinaElf) was limited to 15% due to optimization of process.

CHEMICALS: REVIEW OF OPERATIONS

                                                                                 NORTH
                                        EUROPE(1)                               AMERICA
                           ------------------------------------   ------------------------------------
                           SIX MONTHS   SIX MONTHS   AGGREGATE    SIX MONTHS   SIX MONTHS   AGGREGATE
                             ENDING       ENDING     YEAR ENDED     ENDING       ENDING     YEAR ENDED
                            JUNE 30,     DEC. 31,     DEC. 31,     JUNE 30,     DEC. 31,     DEC. 31,
                           ----------   ----------   ----------   ----------   ----------   ----------
                                           1999                                   1999
                           ------------------------------------   ------------------------------------
                                (IN EUR MILLION, EXCEPT NUMBER OF EMPLOYEES AND VOLUMES PRODUCED)
Operating Revenue(2).....     539           886         1,425         470          754        1,224
Equity in Net Income
 (Loss) of Non
 Consolidated
 Investees...............       0             1             1           0            0           (1)
                              ---          ----        ------        ----         ----        -----
 Total Revenue...........     539           887         1,426         470          753        1,223
Operating Expense,
 Excluding
 Depreciation............    (378)         (881)       (1,259)       (349)        (640)        (988)
Depreciation, Depletion
 and Amortization........     (38)          (36)          (74)        (26)         (55)         (81)
Operating Income.........     123           (30)           93          95           59          154
                              ===          ====        ======        ====         ====        =====
Capital Expenditures.....      24            93           117           6          175          181
 Total Assets............     N/A           836           836         N/A            0            0
                              ===          ====        ======        ====         ====        =====
Monomers Production (in
 thousand tons)..........                               1,781                                   335
Polymers Production (in
 thousand tons)..........                                 939                                 1,774
                                                       ======                                 =====
Average Number of
 Employees...............                               1,815                                   875
                                                       ======                                 =====

                                        NORTH                 NORTH
                           EUROPE(1)   AMERICA   EUROPE(1)   AMERICA
                           ---------   -------   ---------   -------

                                  1998                  1997
                           -------------------   -------------------
                           (IN EUR MILLION, EXCEPT NUMBER OF EMPLOYEES AND VOLUMES PRODUCED)
Operating Revenue(2).....    1,189        793      1,381        931
Equity in Net Income
 (Loss) of Non
 Consolidated
 Investees...............        1         (1)        (4)        (1)
                             -----      -----     ------      -----
 Total Revenue...........    1,190        792      1,377        930
Operating Expense,
 Excluding
 Depreciation............     (994)      (693)    (1,146)      (792)
Depreciation, Depletion
 and Amortization........      (77)       (34)       (80)       (30)
Operating Income.........      119         65        151        108
                             =====      =====     ======      =====
Capital Expenditures.....       87        190         80        143
 Total Assets............      909        861        930        766
                             =====      =====     ======      =====
Monomers Production (in
 thousand tons)..........    1,279        761      1,241        659
Polymers Production (in
 thousand tons)..........      910      1,303        899      1,271
                             =====      =====     ======      =====
Average Number of
 Employees...............    1,886        872      1,920        913
                             =====      =====     ======      =====

---------------

(1) Europe includes Europe and the rest of the world other than North America.

(2) Includes inter-segment revenue.

OPERATING REVENUE

     Operating revenue in 1999 was EUR 2,649 million compared with EUR 1,982 million in 1998. This 33% variation was caused by the increase in sales prices resulting from the surge in petroleum product prices, the increase of quantities sold and the appreciation of the dollar against the Euro. New production record was reached in polymers with an increase of 35%.

     Operating revenues in Europe increased from 1998 by EUR 236 million to EUR 1,425 million in 1999. In monomers, ethylene and propylene sales price increased by 3% and 8% respectively while polymers sales price decreased by 3%. Sales volumes in polymers increased by 10%.

     In North America operating revenues increased by 54% in 1999 to EUR 1,224 million, reflecting an increase of quantities sold of 21% and the appreciation of dollar rate against EUR of 4%.

OPERATING INCOME

     Petrochemicals operating income was EUR 247 million in 1999 compared with EUR 184 million in 1998. Excluding write-downs and losses on inventory of EUR 54 million in 1998 and reversal of write-downs of the same amount in 1999, operating income was EUR 193 million in 1999 compared with EUR 238 million in 1998. Good manufacturing and marketing performance in a weak environment compensated the decline in margins.

     In Europe, excluding write-downs in 1998 and write-offs in 1999, operating income was EUR 124 million in 1999 compared to EUR 131 million in 1998. The decline in operating income was largely in the monomers business. The industry's stream cracker margins fall from EUR 84.3 per ton in 1998 to EUR 58.0 per ton in 1999. The naphtha price increased by 35% while ethylene and propylene prices increased only by 3% and 8% respectively. In polymers the margins decreased by 13% in 1999 compared to 1998.

     In North America, excluding write-downs in 1998 and write-offs in 1999, operating income was EUR 112 million in 1999 compared to EUR 107 million in 1998. In December 1999, PetroFina sold its North American chemicals business to its parent company, TotalFinaElf, as part of a group restructuring.

     In base chemicals, operating result decrease by 35% including a lower propylene and aromatics margins and start-up expenses (EUR 3.5 million) associated with the steam cracker project only partially offset by record propylene sales volumes and higher aromatics volumes.

     Styrenics operating results in 1999 were stable compared to 1998. A higher styrene margin and higher styrene and polystyrene sales volumes were offset by lower polystyrene margins.

     Polypropylene operating results were down 50% from prior year. Lower margins due to delays in passing through raw material price increase in an extremely competitive market. This margin reduction was partially offset by record production volumes up to 35% and record sales volumes which were up 32.5% to 876,000 tons.

     Polyethylene operating results were up to 150% from prior year. A record production volume which increased 117%, record sales volumes which increased by 105% and cost efficiencies reflecting the economy of scale from the Bayport 2 expansion explains this performance.

PAINTS: REVIEW OF OPERATIONS

                                                               1999
                                             ----------------------------------------
                                             SIX MONTHS   SIX MONTHS     AGGREGATE
                                               ENDING       ENDING          YEAR
                                              JUNE 30,     DEC. 31,    ENDED DEC. 31,   1998    1997
                                             ----------   ----------   --------------   -----   -----
                                                   (IN EUR MILLION EXCEPT NUMBER OF EMPLOYEES)
Operating Revenue(1)......................       394          362            756          780     780
Equity in Net Income of Non Consolidated
  Investees...............................        --           --             --           --       1
  Total Revenue...........................       394          362            756          780     781
Operating Expense, Excluding
  Depreciation............................      (349)        (342)          (691)        (713)   (718)
Depreciation, Depletion and
  Amortization............................       (11)         (19)           (30)         (22)    (23)
Operating Income..........................        34            1             35           45      40
Capital Expenditures......................         9            8             16           38      25
  Total Assets............................       N/A          861            861          501     488
Average Number of Employees...............       N/A                       3,760        3,627   3,822

---------------

(1) Includes inter-segment revenue.

OPERATING REVENUE

     In 1999, Paints operating revenue was EUR 756 million, which was 3% lower as 1998 revenue. In decorative paints, sales improved in almost all countries where the Company is active. France was performing very well.

     The marine and anti-corrosion coatings business has suffered from the Asian crisis and the lower market due to low freight tariffs in the marine market. The operating revenues decreased by 5%. The operating revenue decreased especially in the USA and the Netherlands.

     The industrial paints business unit could not keep the high performance of last year. In February 1999 the commercial transport business was sold to PPG, due to this effect the revenue declined of 3.5% although it generated a gain of EUR 13 million. On a constant parameter the operating revenue was only 93% of last year, due to problems with some products in Germany.

OPERATING INCOME

     Excluding the gain on disposal of the commercial transport business to PPG operating results were lower than in 1998 due to the lower sales in the marine, anti corrosion and industrial coatings business. The decorative business has improved their operating income in various countries due to higher sales and higher efficiencies in the factory.

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

UPSTREAM: REVIEW OF OPERATIONS

                                             1998                     1997                      1996
                                     ---------------------   ----------------------    ----------------------
                                                   NORTH                    NORTH                     NORTH
                                     EUROPE(1)    AMERICA    EUROPE(1)     AMERICA     EUROPE(1)     AMERICA
                                     ----------   --------   ----------    --------    ----------    --------
                                      (IN EUR MILLION, EXCEPT NUMBER OF EMPLOYEES, PRODUCTION AND RESERVES)
Operating Revenue(2)...............      910        1,282       1,216         972         1,040         577
Equity in Net Income of Non
  Consolidated Investees...........       15            1          17           2            22          --
                                       -----       ------     -------       -----       -------       -----
  Total Revenue....................      925        1,283       1,233         974         1,062         577
Operating Expense, Excluding
  Depreciation and Exploration
  Expense..........................     (353)      (1,136)       (370)       (771)         (263)       (433)
Depreciation, Depletion and
  Amortization.....................     (242)         (76)       (205)        (86)         (164)        (57)
Exploration Expense................      (52)         (15)        (55)        (53)          (44)        (31)
Other Operating Expense............      (24)         (16)        (24)        (16)          (46)         (2)
                                       -----       ------     -------       -----       -------       -----
Operating Income (loss)............      254           40         579          48           545          54
                                       -----       ------     -------       -----       -------       -----
Capital Expenditures...............      367          167         378         193           321         125
Total Assets.......................    1,585          803       1,620         752         1,430         563
                                       -----       ------     -------       -----       -------       -----
Crude Oil Production (in million
  barrels)(3)......................     45.1          4.0        48.2         4.0          45.3         4.0
Natural Gas Production (in Bcf)....    113.9         73.5       132.3        76.6         151.9        58.8
Proved Oil Reserves (in million
  barrels)(3)......................    576.9         71.5       510.3        72.6         485.0        77.3
Proved Gas Reserves (in Bcf).......    930.3        405.6     1,188.0       400.3       1,349.2       392.8
  Total Proved Reserves (in million
     barrels of oil
     equivalent)(3)(4).............    732.0        139.1       708.3       139.3         709.9       142.8
                                       -----       ------     -------       -----       -------       -----
Average Number of Employees........      322          394         345         493           372         453
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

     The maintenance of sales revenues is explained by:

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

     In Europe, operating revenue decreased by EUR 306 million to EUR 910 million in 1998. The reduction of crude oil and natural gas production of 6.2 million barrels of oil equivalent caused a decrease in revenues of EUR 75 million. The weakening in the price of crude oil by $6.30 per barrel to $12.66 per barrel resulted in a reduction in operating revenues by EUR 249 million. The decrease in natural gas marketing volumes was accompanied by a reduction in operating revenue of EUR 15 million.

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

     An increase in natural gas trading volumes of 221 billion cubic feet resulted in an increase to operating revenue of EUR 338 million. The decrease in crude oil price of $6.50 per barrel to $11.80 per barrel and in natural gas of $0.20 per thousand cubic feet to $2.46 per thousand cubic feet resulted in a reduction in operating revenues of EUR 57 million. Gains on assets sold increased to EUR 41 million.

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

     The unit depletion rate (unit of production method) was $3.05 per barrel in 1998 compared with $3.06 per barrel in 1997. The crude oil price decrease resulted in an impairment write-down of EUR 87 million on capitalized costs of North Sea fields in the U.K. In 1997, a decrease in recoverable reserves from the Ann and Alison fields resulted in an impairment write-down of EUR 12 million. Lifting cost was $4.20 per barrel in 1998 compared to $4.14 per barrel in 1997.

     Exploration expenses were comparable to last year at EUR 52 million and EUR 55 million for 1998 and 1997, respectively.

     In North America, operating income was EUR 40 million in 1998 compared to EUR 48 million in 1997.

     The unit depletion rate (unit of production method) decreased to $4.93 per barrel in 1998 from $5.51 per barrel in 1997 due to asset sales and the development of new, lower-cost fields. Lifting costs were $3.68 per barrel in 1998 compared to $3.58 per barrel in 1997. Exploration expenses decreased from EUR 53 in 1997 to EUR 15 million in 1998 due to lower dry hole costs.

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

DOWNSTREAM: REVIEW OF OPERATIONS

                                                    1998                  1997                  1996
                                             -------------------   -------------------   -------------------
                                                          NORTH                 NORTH                 NORTH
                                             EUROPE(1)   AMERICA   EUROPE(1)   AMERICA   EUROPE(1)   AMERICA
                                             ---------   -------   ---------   -------   ---------   -------
                                                      (IN EUR MILLION, EXCEPT NUMBER OF EMPLOYEES,
                                                         REFINING THROUGHPUT AND PRODUCTS SOLD)
Operating Revenue(2).......................    10,977     2,109      11,468     2,710      9,989      2,315
Equity in Net Income of Non-Consolidated
  Investees................................        16        --          18        --         20         --
                                              -------    ------     -------    ------     ------     ------
  Total Revenue............................    10,993     2,109      11,486     2,710     10,009      2,315
Operating Expense, Excluding
  Depreciation.............................   (10,551)   (2,037)    (10,977)   (2,562)    (9,613)    (2,254)
Depreciation, Depletion and Amortization...      (202)      (57)       (214)      (55)      (180)       (46)
Other Operating Expense....................       (59)      (34)        (61)      (29)       (75)       (27)
                                              =======    ======     =======    ======     ======     ======
Operating Income (Loss)....................       181       (19)        234        64        141        (12)
                                              =======    ======     =======    ======     ======     ======
Capital Expenditures.......................       207        74         208        42        164         58
  Total Assets.............................     3,288     1,021       3,605     1,230      3,514      1,070
                                              =======    ======     =======    ======     ======     ======
Refining Throughput (in thousand bbls per
  day).....................................     474.5     221.1       445.3     223.7      440.6      204.7
Refined Products Sold (in thousand tons)...    27,231    12,615      26,161    12,540     25,278     12,016
                                              =======    ======     =======    ======     ======     ======
Average Number of Employees................     5,656     1,205       5,452     1,233      4,475      1,161
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

     Refining throughput reached a record level of 474,500 barrels per day in 1998, an increase of 6.6% over 1997. In 1998, throughput improvement, crude optimization and reduction of operating expenses improved refining operating income by 6% compared to 1997 while industry refining margins in Northwest Europe improved 2% from $2.40 per barrel to $2.45 per barrel in 1998. Marketing operating income improved in all countries. Network sales increased by 6.4% while the market grew at only 2.4% on average. In the framework of customer service, the Group resumed increasing the number of directly managed sales outlets. The reduction in management fees and the increase in non-fuel shop margins more than offset the resulting increase in personnel expenses.

     In North America, operating losses were EUR 19 million compared to an operating profit of EUR 64 million in 1997. Excluding write-downs and losses on inventory of EUR 53 million and a loss on an asset disposal of EUR 1 million, operating income was EUR 35 million, a decline of 41% from 1997. 1998 was characterized by a drop in refining margins. Industry refining margins decreased from $3.80 per barrel in 1997 to $3.00 per barrel in 1998. The Group's reduction in refining margin was limited to $0.50 per barrel due to optimization of the U.S. refineries.

CHEMICALS: REVIEW OF OPERATIONS

                                             1998                    1997                    1996
                                     ---------------------   ---------------------   ---------------------
                                                   NORTH                   NORTH                   NORTH
                                     EUROPE(1)    AMERICA    EUROPE(1)    AMERICA    EUROPE(1)    AMERICA
                                     ----------   --------   ----------   --------   ----------   --------
                                       (IN EUR MILLION, EXCEPT NUMBER OF EMPLOYEES AND VOLUMES PRODUCED)
Operating Revenue(2)...............    1,189         793       1,381         931       1,154         789
Equity in Net Income (Loss) of Non
  Consolidated Investees...........        1          (1)         (4)         (1)                     (1)
                                       -----       -----       -----       -----       -----       -----
  Total Revenue....................    1,190         792       1,377         930       1,154         788
Operating Expense, Excluding
  Depreciation.....................     (981)       (679)     (1,133)       (780)       (965)       (575)
Depreciation, Depletion and
  Amortization.....................      (77)        (34)        (80)        (30)        (74)        (25)
Other Operating Expense............      (13)        (14)        (13)        (12)        (11)        (11)
                                       =====       =====       =====       =====       =====       =====
Operating Income...................      119          65         151         108         104         177
                                       =====       =====       =====       =====       =====       =====
Capital Expenditures...............       87         190          80         143          48          43
  Total Assets.....................      909         861         930         766         885         557
                                       =====       =====       =====       =====       =====       =====
Monomers Production (in thousand
  tons)............................    1,279         761       1,241         659       1,123         610
Polymers Production (in thousand
  tons)............................      910       1,303         899       1,271         880       1,161
                                       =====       =====       =====       =====       =====       =====
  Average Number of Employees......    1,886         872       1,920         913       1,876         932
                                       =====       =====       =====       =====       =====       =====

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

PAINTS: REVIEW OF OPERATIONS

                                                              1998     1997     1996
                                                              -----    -----    -----
                                                              (IN EUR MILLION EXCEPT
                                                               NUMBER OF EMPLOYEES)
Operating Revenue(1)........................................    780      780      730
Equity in Net Income of Non Consolidated Investees..........     --        1        1
                                                              -----    -----    -----
  Total Revenue.............................................    780      781      731
Operating Expense, Excluding Depreciation...................   (700)    (705)    (662)
Depreciation, Depletion and Amortization....................    (22)     (23)     (21)
Other Operating Expense.....................................    (13)     (13)     (18)
                                                              -----    -----    -----
Operating Income............................................     45       40       30
                                                              =====    =====    =====
Capital Expenditures........................................     38       25       29
  Total Assets..............................................    501      488      464
                                                              =====    =====    =====
Average Number of Employees.................................  3,627    3,822    3,878
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

     Cash Flow amounted to EUR 1,550 million (aggregate), EUR 1,425 million and EUR 1,417 million in 1999, 1998 and 1997, respectively.

     Cash provided by operating activities was EUR 1,025 million, EUR 1,094 million and EUR 1,337 million in 1999, 1998 and 1997, respectively. Cash flow from operating activities totaled EUR 1,025 million in 1999, down EUR 65 million from 1998. Major sources of funds were net income of EUR 437 million and non-cash provisions including depreciation and depletion of EUR 781 million. The decrease in 1999 cash flow from operations compared to 1998 is the result of lower earnings and increased working capital requirements.

     Capital expenditures, which include investment in affiliates and exploration expenses, amounted to EUR 911 million, EUR 1,256 million and EUR 1,082 million in 1999, 1998 and 1997, respectively.

     Total debt decreased EUR 947 million to EUR 1,511 million in 1999. The proceeds of the sale of consolidated subsidiaries to Total were used by Petrofina to reimburse a portion of its long term debt. As of December 31, 1999, the Group had available long-term committed and unused credit facilities totaling approximately EUR 1.1 billion.

     PetroFina believes that cash provided by operations together with available liquidity from existing facilities will be sufficient to fund the Group's planned capital expenditures, working capital requirements, debt and interest repayments and dividends for the foreseeable future.

     Net cash used in financing activities was EUR 297 million, EUR 27 million and EUR 273 million in 1999, 1998 and 1997, respectively. Dividend payments amounted to EUR 503 million, EUR 267 million and EUR 231 million in 1999, 1998 and 1997, respectively.

     Consolidated shareholders' equity was EUR 11,391 million, EUR 3,981 million and EUR 3,865 million at the end of 1999, 1998 and 1997, respectively. This significant increase in 1999 is due to the effects of the push down of the purchase accounting of Total and of the transfers of subsidiaries with TotalFinaElf. PetroFina has a net cash excess over finance debt position which is comparable to 10% of the stockholders' equity at the end of 1999. The Group's ratio of interest bearing debt to equity was 60% at the end of 1998 and 53% at the end of 1997.

CAPITAL AND EXPLORATION EXPENDITURES

     Capital and exploration expenditures for 1999 amounted to EUR 911 million compared to EUR 1,256 million for 1998 and to EUR 1,082 million for 1997. These expenditures included capitalized interest of EUR 21 million for 1999 of EUR 55 million in 1998 and EUR 40 million in 1997, respectively. Of the 1999 capitalized interest amount, EUR 10 million related to Upstream.

     Upstream capital and exploration expenditure totaled EUR 347 million in 1999, EUR 534 million in 1998 and EUR 571 million in 1997. European capital and exploration expenditure amounted to EUR 242 million compared to EUR 367 million in 1998 while North American expenditure amounted to EUR 105 million and

EUR 167 million in 1999 and 1998, respectively. The largest expenditures related to the Ekofisk re-development, which was completed during 1998, while EUR 34 million and EUR 136 million were spent for various field development activities in the U.K. and North America, respectively. The remainder was principally incurred in exploration activities. Of the total exploration expenditure of EUR 50 million in 1999, EUR 45 million was expensed. Due to PetroFina's sale of its North American and Italian upstream business assets to its parent company, TotalFinaElf, Upstream capital expenditures are expected to be generally lower in future periods.

     Downstream capital expenditures in 1999 totaled EUR 229 million compared to EUR 281 million in 1998. The amounts reflected an increase in expenditures devoted to the extension and enhancement of the Group's marketing network in Europe. Due to PetroFina's sale of three refineries and the sale or lease of most of its European marketing activities to its parent company, TotalFinaElf, Downstream capital expenditures are expected to be generally lower in future periods.

     Chemicals capital expenditures in 1999 totaled EUR 298 million compared to EUR 277 million in 1998. Polymer production expansion programs, particularly in North America, totaled EUR 180 million in 1998. Due to PetroFina's sale of its North American chemicals business to its parent company, TotalFinaElf, Chemicals capital expenditures are expected to be generally lower in future periods.

YEAR 2000

     No significant failure has been detected within PetroFina or associated third parties as a result of the changeover to the year 2000.

EUROPEAN MONETARY UNION

     On January 1, 1999, eleven participating member nations of the EU adopted the Euro as their official legal currency. Fixed conversion rates were established between the Euro and the existing national currencies. PetroFina is a supporter of the rapid adoption of the single European currency. The Group started to transact business in Euro with customers, suppliers, shareholders, banks and the capital markets as necessary during the transition period beginning January 1, 1999, and the Group converted its business systems to Euro during 1999. The deadline for conversion to the Euro is January 1, 2002. The Group has significant manufacturing and marketing in the participating countries and anticipates that there will be increased efficiencies from the introduction of the Euro, although no estimate has been made and there can be no assurance as to such efficiencies. PetroFina adopted the Euro as its reporting currency on December 31, 1998. The Group does not expect that the introduction of the Euro will have a material impact on financial condition, liquidity or results of operations.

ENVIRONMENTAL COSTS

     PetroFina is engaged in industrial operations that are subject to environmental risks. In this context, the Group is subject to changing environmental laws and regulations which may in the future require the Group to meet more stringent emissions standards or take remediation actions for contaminated sites.

     The Group has accrued EUR 298 million as of December 31, 1999 related to the estimated costs of site restorations and remediation activities. Accruals are established when the Group determines that events have occurred which require remediation under existing laws and regulations related to plants or other facilities, currently owned or previously disposed. Due to inherent uncertainties of the estimation process and the background of changing laws and regulations, it is reasonably possible that provisions will be subject to revision. In addition, new conditions related to PetroFina's operations that would require future expenditures could be discovered. The amount of such future costs is not determinable due to the unknown existence and extent of corrective actions that may be necessary.

     The Group's recent major capital expenditure programs in its Downstream and Chemicals segments over the past 7 years have been carried out with due consideration to the requirements of existing and expected legal and regulatory environmental developments regarding air and water emissions as well as compliance with the EU's Stage I vapor recovery requirements at major depots, loading facilities and service stations.

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

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standard Board ("FASB") issued SFAS No. 133, "Accounting for derivative Instruments and Hedging Activities. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company has not assessed the impact on its financial position, results of operations or cash flows of adopting SFAS No. 133. The Company will be required to implement SFAS No. 133, as amended by SFAS No. 137 for its fiscal year ending December 31, 2001.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FINANCIAL INSTRUMENTS

INTEREST RATE SENSITIVITY

     The table below provides information about PetroFina's financial instruments that are sensitive to interest rate changes. These include long term debt. As of December 31, 1999, there is no interest rate swap in the entities belonging to the consolidation scope.

     For long term debt, the table presents principal cash flows and the average interest rates related to these cash flows per expected maturity date, after currency swap effects. Weighted average variable rates are based on implied forward rates of the yield curve on December 31, 1999. The information is presented in EUR equivalent, which is PetroFina's reporting currency. Cash flows are denominated in various currencies, as indicated in parentheses.

                  EXPECTED MATURITY DATE ON DECEMBER 31, 1999

                                                                                            TOTAL
                                                                                           NOMINAL   FAIR
                                           2000   2001   2002   2003   2004   THEREAFTER    VALUE    VALUE
                                           ----   ----   ----   ----   ----   ----------   -------   -----
                                                            (EUR EQUIVALENT IN MILLIONS)
Long Term Debt
-- Fixed Rate (US$)......................     5      6      5     13     13        31         73       84
Average Interest Rate....................   8.3%   8.3%   8.6%   9.1%   9.1%      8.6%
-- Fixed Rate (EUR)......................   233      5     --     --     --         1        239      250
Average Interest Rate....................   8.9%   6.2%    --     --     --       4.3%
-- Fixed Rate (GBP)......................     1      1     --     --     --        --          2        2
Average Interest Rate....................  10.5%  10.5%    --     --     --        --
-- Variable Rate (US$)...................     6     --     --     --     --        19         25       25
Average Interest Rate....................   6.3%    --     --     --              4.7%
-- Variable Rate (NOK)...................    30     32     33     33     33       167        328      329
Average Interest Rate....................   6.1%   6.1%   6.1%   6.1%   6.1%      6.1%
-- Variable Rate (EUR)...................     2      2      2      2      2        10         20       20
Average Interest Rate....................   3.2%   4.5%   5.0%   5.2%   5.1%      4.8%
-- Variable Rate (Others)................    --     --     --      1     --        --          1        1
Average Interest Rate....................    --     --     --    0.5%    --        --
                                           ----   ----   ----   ----   ----      ----        ---      ---
-- Total Long Term Debt (including
  current portion of long term debt).....   277     46     40     49     48       228        688      711
                                           ====   ====   ====   ====   ====      ====        ===      ===

     The table above summarizes PetroFina's long term debt after currency swap effects which convert 4 million equivalent EUR of Spanish peseta denominated debt into USD denominated debt and 328 million equivalent

EUR of USD denominated debt into NOK denominated debt. The other category includes debts denominated in JPY.

     As of December 31, 1999, the Group has no interest rate swap position any longer. Most interest rate swaps disclosed in December 31, 1998 financial statements were booked in APH accounts; as of December 31, 1999, this subsidiary no longer belongs to the consolidation scope.

     PetroFina tries to use the most cost-effective means to fund the Group's operating and capital needs. Fixed or variable debt will be borrowed in various currencies. To manage risk arising from fluctuations in interest rates and currency exchange rates, and therefore maintain the efficient debt mix, PetroFina utilizes currency and interest rate swaps when needed.

     Approximately 45% of PetroFina's long term debt is fixed rate debt. The main currencies of denomination of this fixed long term debt, after currency swaps, are Belgian franc (shown above as EUR) and United States dollars. Approximately 23% of the fixed long term debt is denominated in USD, 14% of the long term debt is USD debt and 7% of the variable rate debt is also denominated in USD.

     Due to the current currency mix of PetroFina's debt, the Group is exposed to changes in short term US interest rates. However, it is widely believed that this does not pose a significant risk as a substantial portion of the Group's cash flows are generated by dollar-related activities, which are positively correlated to the changes in short term U.S. interest rates.

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

                             EXPECTED MATURITY DATE

                                                                                                     TOTAL
                                                                                                    NOMINAL   FAIR
                                                    2000   2001   2002   2003   2004   THEREAFTER    VALUE    VALUE
                                                    ----   ----   ----   ----   ----   ----------   -------   -----
                                                                     (EUR EQUIVALENT IN MILLIONS)
On-balance Sheet Financial Instruments:
-- Fixed Rate (US$)...............................  3.2    3.3    3.3    13.1   13.1      29.5       65.5     76.6
-- Average Interest Rate..........................  9.1%   9.1%   9.1%   9.1%   9.1%       9.1%

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

COMMODITY PRICE SENSITIVITY

     PetroFina also enters into crude oil and refined products futures, swaps and forward contracts to minimize short term price risks related to the supply and sale of these products, respectively. At December 31, 1999, the fair value of these commodity derivative instruments was EUR 9 million.

     The value of these contracts is sensitive to changes in commodity prices. If the price of the underlying commodities changes, it would have the same effect on the fair value of the Group's commodity derivative instruments. Based on an undiscounted cash flow approach, decreasing the forward rates of these commodities by

10% would increase the fair value of these instruments by EUR 17 million, while increasing the forward rates by 10% would decrease the fair value of these instruments by EUR 17 million. Given that there is no economic basis for predicting the magnitude of the change that will occur, the Company has assumed a 10% positive and negative change. This evaluation of the sensitivity of the Group towards commodity price risk does not take into account the physical positions which are hedged by these derivative contracts.

     The level of derivative commodity instruments is immaterial to the Group's actual level of transactions. Therefore the changes in fair values noted above would not have a material effect on the Group's results of operations or financial position, when also taking into account the impact of a change of the price of the underlying commodities on the physical positions being hedged.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

BOARD OF DIRECTORS

     Following the acquisition of Petrofina by Total, and the sale of a number of businesses to Total, the Board of Directors of Petrofina has been substantially reorganized.

     Set forth below for each director of the Company as of May 12th, 2000, are his name, position with the Company, the date as of which he initially commenced serving as a director, the date his current term as a director expires and his citizenship. All directors listed below are citizens of France, except for Messrs A. Frere, F. Cornelis, E. Davignon and G. Frere (Belgium). Mr. de Rudder and Mr. Samyn are citizens of both Belgium and France.

                                                                                 DIRECTOR    TERM
NAME                                       POSITION                               SINCE     EXPIRES
----                                       --------                              --------   -------
Baron Albert Frere.......................  Chairman                                1986      2002
Mr. Francois Cornelis....................  Vice Chairman and Managing Director     1986      2002
Viscount Etienne Davignon................  Vice-Chairman                           1990      2002
Mr. Jean-Paul Vettier....................  Managing Director                       1999      2002
Mr. Guy Bizot............................  Director                                1999      2002
Mr. Robert Castaigne.....................  Director                                1999      2002
Mr. Christophe de Margerie...............  Director                                1999      2002
Mr. Thierry de Rudder....................  Director                                1990      2002
Mr. Georges Dupasquier...................  Director                                1999      2002
Mr. Gerald Frere.........................  Director                                1999      2002
Mr. Jean-Jacques Guilbaud................  Director                                1999      2002
Baron Paul Janssen.......................  Director                                1987      2002
Mr. Gilles Samyn.........................  Director                                1990      2002
Mr. Jean-Pierre Seeuws...................  Director                                1999      2002
Mr. Daniel Valot.........................  Director                                1999      2002

     Mr. A. Frere and G. Frere are father and son.

     Baron Albert Frere is Chairman and Managing Director of Groupe Bruxelles Lambert S.A. He is also Chairman of the Boards of Directors of Electrafina S.A., Erbe S.A., and Frere-Bourgeois S.A.; Vice President of COBEPA S.A.; and Vice-Chairman and Managing Director of Pargesa Holding S.A. He is also a director of CLT-UF and L.V.M.H. He is a member of the Supervisory Board of Suez Lyonnaise des Eaux S.A. and M6 and an honorary member of the Council of Regents of the Banque Nationale de Belgique. He was elected a director of the Company in 1986 and Chairman in 1990.

     Mr. Francois Cornelis was elected a director in 1986, Managing Director and Chief Executive Officer of PetroFina in 1990 and Vice-Chairman in 1991. He graduated from the University of Louvain with a degree in mechanical engineering in 1973 and joined PetroFina in the same year. He has held a number of positions in various areas within the Group, including in the United Kingdom, the United States and Belgium. In March 1984 he became Assistant General Manager attached to the Chairman. He serves as Chairman to several Group subsidiaries. He is a member of the European Advisory Board of the NYSE.

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

     Mr. Jean-Paul Vettier held several positions within Rhone-Poulenc from 1970 until 1986 when he became General Manager, Chemicals. In 1987, he became General Manager, Petrochemicals, of CDF Chimie (later Orkem) and member of the Executive Committee. He joined Total in 1990, as Deputy General Manager of Total Raffinage Distribution. He became Chairman and Chief Executive Officer of Total Raffinage Distribution in 1993. He is a member of the Executive Committee (COMEX) of the Group TotalFinaElf since then. In 1999, he was appointed Managing Director and Chief Executive Officer, Refining Marketing.

     Mr. Guy Bizot held several positions within Total since he joined the Company in 1955, in France and abroad (mainly Italy and Australia). His last position was member of the Management Committee (CODIR) of Total S.A. from 1990 to 1995. He was elected a director of the Company in 1999.

     Mr. Robert Castaigne joined Total in 1972. He held several positions within Total. He is a member of the Executive Committee (COMEX) and Chief Financial Financer of the Group TotalFinaElf since 1994. He is a director of a large number of companies in France and abroad, within and outside the Group TotalFinaElf, amongst which Cogema, Compagnie Generale de Geophysique, Eramet and Sanofi-Synthelabo. He was elected a director of the Company in 1999.

     Mr. Christophe de Margerie, a graduate of the Ecole Superieure de Commerce de Paris, has spent most of his career at Total. In 1974, he joined Total the Corporate Finance Division of the Total Group where he was successively in charge of the Budget Department and of the Affiliates Department, and became in 1987 Group Treasury; in May 1990, he joined Total Trading and Middle East as Senior Vice President Finance. In March 1992, he was appointed Executive Vice President Total Trading and Middle East, heading up the Middle East division, and a Member of the Group Management Committee. In June 1995, he became President Total Middle-East. He was appointed Executive Vice President of TotalFina, President of the Exploration and Production Division and Member of the Group Executive Committee in May 1999 and is presently Executive Vice President of the Exploration and Production Division of TotalFinaElf. He was elected a director of the Company in 1999.

     Mr. Thierry de Rudder is Managing Director of Groupe Bruxelles Lambert S.A. and Electrafina. He is also a member of the Board of Directors of Audiofina (Luxembourg), CLT-UFA (Luxembourg), Compagnie Nationale a Portefeuille S.A., Imerys (France), Lasmo plc (United Kingdom), Rhodia (France), Societe Generale de Belgique S.A., Total Fina Elf S.A. and Tractebel. He was elected a director of the Company in 1990.

     Mr. Georges Dupasquier is graduated from Ecole Polytechnique and holds a Master of Science in Industrial Administration from Carnegie Mellon University. After having worked within the Groupe Mobil Oil, he joined Total Raffinage Distribution in 1993, where he became General Manager, Specialities and member of the Executive Committee until 1999. He was elected a director of the Company in 1999.

     Mr. Gerald Frere is Chairman of the Executive Committee and Managing Director of Groupe Bruxelles Lambert S.A.. He is Chairman the Board of Directors of Compagnie Nationale a Portefeuille S.A. In addition, he is Managing Director of Frere-Bourgeois S.A. as well as a Member of the Board of Directors and of the Management Committee of Pargesa Holding S.A. (Geneva). He is member of the Board of several companies and holds also the position of Director of the National Bank of Belgium. He was elected a director of the Company in 1999.

     Mr. Jean-Jacques Guilbaud joined Total in 1981 as Company Lawyer specialized in labour laws, becoming responsible for Labour Relationship in 1985. After having been Assistant Manager of the Refinery in Normandy (1994) and Assistant Manager, Human Resources in 1996, he is now President Human Resources and Corporate Communications and member of the Management Committee (CODIR) of the Group TotalFinaElf. He was elected a director of the Company in 1999.

     Baron Paul Janssen is the Chairman of Janssen Research Foundation Worldwide. He is the author of a number of scientific publications and the owner of a large number of patents. He was elected a director of the Company in 1987.

     Mr. Gilles Samyn is Managing Director of Frere-Bourgeois, Compagnie Nationale a Portefeuille S.A. and Erbe S.A. He is a member of the Executive Committee of Pargesa and Groupe Bruxelles Lambert, and a Director of other companies including Imerys and Audiofina (CLT-UFA). He is the Chairman of the Board of various companies including Transcor. He was elected a director of the Company in 1990.

     Mr. Jean-Pierre Seeuws was graduated from Ecole Polytechnique. He held several positions within Rhone-Poulenc and Orkem before joining Total in 1990 as Deputy General Manager, Chemicals. In 1995, he was appointed General Manager, Chemicals and a member of the Executive Committee (COMEX) of the Group Total. Chairman of Hutchinson in 1996, he is now General Manager, Chemicals for the US. He was elected a director of the Company in 1999.

     Mr. Daniel Valot is Chairman and Chief Executive Officer of Technip. Graduated from the Ecole Nationale d'Administration, he joined Total in 1981. He was successively Managing Director of Total South East Asia, Deputy Finance Manager of Total Group, Finance Manager of Total Chemical Division, Vice-President Strategic Planning Division of Total Group, Chairman and Chief Executive Officer of Total Petroleum North America. In 1995, he was appointed President of Total Exploration Production and a member of the Group Total Executive Committee before leaving Total in 1999 to take his present position. He was elected a director of the Company in 1999.

     In accordance with Belgian law governing a societe anonyme/naamloze vennootschap, the Company's affairs are managed by its Board of Directors (the "Board"). Responsibility for management of the Company's daily affairs has been conferred by the Board to its Managing Directors, General Managers and Secretary General, acting and making decisions in pairs.

     Under Parent's Articles, the Board consists of not less than 7, nor more than 20, members. The Board is presently composed of 15 members. Shareholders of the Company entitled to vote at ordinary general shareholders' meetings elect the directors.

     The Company's Articles currently provide that each director elected by the shareholders may serve for a term not to exceed six years. Directors need not be Belgian nationals, and there is no limitation on the number of terms that a director may serve. Under Belgian law, the Board has full executive authority to manage the affairs of the Company in the Company's interest. Pursuant to the Company's Articles, the Board has the power to perform all acts necessary or useful to achieve the corporate purpose, except for those reserved by law to the general shareholders' meeting. In addition to reviewing and monitoring the Company's business, the powers generally held by the Board include the oversight of the Company's year-end and semi-annual accounts, the presentation of the year-end accounts to the shareholders and the convening of general shareholders' meetings. Under Belgian law, directors may be liable for damages to the Company in case of improper performance of their duties. They may be liable for damages to the Company and to third parties for infringement of the Articles or the Belgian company law or tortuous conduct. Under certain circumstances, directors may also be criminally liable.

EXECUTIVE OFFICERS

     The Company's current executive officers and the first date as of which he served as an executive officer are set forth below.

                                                                                              EXECUTIVE
NAME                                           POSITION                                     OFFICER SINCE
----                                           --------                                     -------------
Francois Cornelis............................  Vice-Chairman & Managing Director --             1984
                                               Chemicals
Jean-Paul Vettier............................  Managing Director -- Refining & Marketing        1999
Axel de Broqueville..........................  General Manager -- Petrochemicals                1985
Wayne Brenckle...............................  General Manager -- Refining                      1990
Quentin de Borrekens.........................  General Manager -- Polypropylene                 1999
Alain Champeaux..............................  General Manager -- Marketing                     1999
Francois de Ligniville.......................  General Manager -- Financial Controller          1999
                                               Refining Marketing
Jacques Denis................................  Financial Controller -- Chemicals                2000
Luc Sterckx..................................  General Manager -- Oleochemicals                 2000
Alfred Mean..................................  Financial Manager                                1999
Philippe Marchandise.........................  Secretary to the Board                           2000

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

     For the year ended December 31, 1999, the aggregate amount paid by the Company for compensation of its directors and executive officers as a group (approximately 20 persons) for services in all capacities was approximately EUR
5.0 million.

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

     On May 29, 1997, the Company issued warrants ("Employee Warrants") to purchase 150,000 PetroFina Shares to its employees, including its executive officers. The Employee Warrants have an exercise price of EUR 309.87 per PetroFina Share and will expire on June 30, 2000. On June 30, 1998, 39,340 Employee Warrants were exercised. No Employee Warrants will be issued to any director who is not also an executive officer of the Company. On June 30, 1999, 80,358 Employee Warrants were exercised. Thus, since the issuance, 119,698 Employee Warrants have been exercised.

     On August 5, 1998, the Company issued 4,451,060 PetroFina Warrants as part of the consideration offered in connection with the consummation of its acquisition of Fina, Inc. Each PetroFina Warrant may be exercised to purchase nine-tenths (0.9) of one PetroFina ADS. The PetroFina Warrants are exercisable at any time prior to the close of business on August 5, 2003 and have an exercise price of U.S.$42.25 per PetroFina ADS. Thus, a holder of 10 PetroFina Warrants may purchase nine PetroFina ADSs for an aggregate purchase price of U.S.$380.25.

     As a result of the public exchange offers made by Total for PetroFina Shares and Warrants, 4,140,500 PetroFina Warrants were exchanged for 3,353,805 U.S. TotalFina Warrants. (TotalFina issued warrants to holders of PetroFina Warrants during the 1999 exchange offers. The TotalFina Warrants contain substantially the same provisions as the PetroFina warrants, and are exercisable at a price of U.S.$46.94 per warrant to purchase one TotalFina ADS). As of May 31, 2000, TotalFinaElf S.A. held 4,140,500 PetroFina Warrants and the remaining 291,806 PetroFina Warrants were held by other holders.

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

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
SECURITIES

     Not applicable.

                                    PART IV

ITEM 17.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

     See pages F-1 through F-41, incorporated herein by reference.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS


(A)  FINANCIAL STATEMENTS



                                                              PAGE NO.
                                                              --------
Reports of Independent Auditors.............................     F-1
Consolidated Balance Sheets at December 31, 1999, 1998 and
  1997......................................................     F-8
Consolidated Statements of Income for the six months ended
  December 31, 1999 and June 30, 1999 and for the Years
  Ended December 31, 1998 and 1997..........................     F-9
Consolidated Statements of Cash Flows for the six months
  ended December 31, 1999 and June 30, 1999 and for the
  Years Ended December 31, 1998 and 1997....................    F-10
Consolidated Statements of Changes in Shareholders'
  Equity....................................................    F-11
Consolidated Statements of Comprehensive Income for the six
  months ended December 31, 1999 and June 30, 1999 and for
  the years ended December 31, 1998 and 1997................    F-12
Notes to Consolidated Financial Statements..................    F-13
Report of Independent Auditors on Schedule..................     S-1
Financial Statement Schedule................................     S-3


(B) EXHIBITS




    1.     Consent of Arthur Andersen Reviseurs d'Entreprises
    2.     Consent of Deloitte & Touche Reviseurs d'Entreprises
    3. Consent of Klynveld Peat Marwick Goerdeler Reviseurs d'Entreprises
    4. Consent of Klynveld Peat Marwick Goerdeler Reviseurs d'Entreprises
    5.     Consent of KPMG Accountants N.V.
    6.     Consent of KPMG LLP
    7.     Consent of KPMG

                                   SIGNATURES

     Pursuant to the requirements of Section 12 the Securities Exchange Act of 1934 as amended, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunder duly authorized.

                                          PETROFINA

                                          By: /s/ FRANCOIS CORNELIS
                                            ------------------------------------
                                            Name: Francois Cornelis
                                            Title: Vice Chairman and Managing
                                                   Director

                                          By: /s/ PHILIPPE MARCHANDISE
                                            ------------------------------------
                                            Name: Philippe Marchandise
                                            Title:  Secretary to the Board

Date: June 30, 2000

                                                                            LOGO
                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of PetroFina S.A.:

     We have audited the accompanying consolidated balance sheet of PetroFina S.A. (a Belgian company) and subsidiaries (the Company) as of December 31, 1999, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the period from January 1, 1999 to June 30, 1999 and the period from July 1, 1999 to December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PetroFina S.A. and subsidiaries as of December 31, 1999, and the results of its operations and its cash flows for the period from January 1, 1999 to June 30, 1999 and the period from July 1, 1999 to December 31, 1999 in conformity with generally accepted accounting principles in the United States of America.

     As discussed in Notes 1 and 2 to the financial statements, Total S.A. acquired additional PetroFina shares raising its ownership to 98.76% at June 30, 1999, in a business combination accounted for as a purchase. As a result of the acquisition, the financial information for the period after the acquisition is presented on a different cost basis than that for the period before the acquisition and, therefore, is not comparable.

ARTHUR ANDERSEN
Reviseurs d'Entreprises

/s/ GUY WYGAERTS
------------------------------------------------------
Guy Wygaerts

April 7, 2000
Brussels, Belgium

LOGO
                          INDEPENDENT AUDITORS' REPORT

To the Directors and Shareholders of
PetroFina S.A.

     We have audited the accompanying consolidated balance sheets of PetroFina S.A. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain subsidiaries which statements reflect total assets constituting 16.8% and 45.0%, respectively, of consolidated total assets at December 31, 1998 and 1997, and total revenues constituting 10.6% and 33.9%, respectively of consolidated total revenues for the years then ended. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such subsidiaries, before conversion to generally accepted accounting principles in the United States, is based solely on the reports of such other auditors.

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

     In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of PetroFina at December 31, 1998 and 1997 and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.

/s/ MICHEL DENAYER
------------------------------------------------------
Michel Denayer
Deloitte & Touche Reviseurs d'Entreprises scc

Brussels, Belgium
March 23, 1999

LOGO

                          INDEPENDENT AUDITORS REPORT

To the Directors of
Fina Europe NV

     We have audited the balance sheets of Fina Europe NV (a 99.9 percent subsidiary of PetroFina S.A.) as of 31 December 1998 and 1997 and related statements of income for each of the two years in the period ended December 31, 1998 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fina Europe N.V. at December 31, 1998 and 1997, and the results of its operations for the years then ended in conformity with generally accepted accounting principles in Belgium.

Antwerp, Belgium
March 22, 1999

Klynveld Peat Marwick Goerdeler Reviseurs d'Entreprises
Represented by

/s/ L. RUYSEN
------------------------------------------------------
L. Ruysen

LOGO

                          INDEPENDENT AUDITORS REPORT

To the Directors of Fina Raffinaderij Antwerpen NV

     We have audited the balance sheets of Fina Raffinaderij Antwerpen NV (a
99.9 percent subsidiary of PetroFina S.A.) as of December 31 1998 and 1997 and related statements of income for the years then ended (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fina Raffinaderij Antwerpen N.V. at December 31, 1998 and 1997, and the results of its operations for the years then ended in conformity with generally accepted accounting principles in Belgium.

Antwerp, Belgium
March 22, 1999

Klynveld Peat Marwick Goerdeler Reviseurs d'Entreprises
Represented by

/s/ L. RUYSEN
------------------------------------------------------
L. Ruysen

LOGO

                          INDEPENDENT AUDITORS' REPORT

To the Directors of PetroFina S.A.

     We have audited the balance sheets of Sigma Coatings B.V. (a wholly-owned subsidiary of PetroFina S.A.) as of December 31, 1998 and 1997 and the related statements of income for each of two years in the period ended December 31, 1998 (not presently separately herein). These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sigma Coatings B.V. as of December 31, 1998 and 1997, and the results of its operations for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles in the Netherlands.

The Hague, the Netherlands,
March 23, 1999

/s/ KPMG ACCOUNTANTS NV
------------------------------------------------------
Ref: J.F.C. van Everdingen

LOGO

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors Petrofina S.A.


     We have audited the accompanying consolidated balance sheets of Petrofina Delaware, Incorporated and subsidiaries (a wholly-owned subsidiary of PetroFina S.A.) as of December 31, 1997, and the related consolidated statements of earnings, stockholder's equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.


     We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petrofina Delaware, Incorporated and subsidiaries as of December 31, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.


/s/ KPMG LLP
------------------------------------------------------

Dallas, Texas
January 26, 1998

LOGO

                          INDEPENDENT AUDITORS' REPORT

To the Directors of
PetroFina S.A.

     We have audited the balance sheets of Brittany Insurance Company Ltd. (a wholly-owned subsidiary of PetroFina S.A.) as of December 31, 1998 and 1997 and related statements of income and cash flows for each of the years in the two-year period ended December 31, 1998 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brittany Insurance Company Ltd. at December 31, 1998 and 1997 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.

/s/ KPMG
------------------------------------------------------
Chartered Accountants

Hamilton, Bermuda
March 22, 1999

                                   PETROFINA

                          CONSOLIDATED BALANCE SHEETS
                                (IN EUR MILLION)

                                                                                PREDECESSOR
                                                               SUCCESSOR          (NOTE 2)
                                                                (NOTE 2)      ----------------
                                                              ------------         AS OF
                                                                 AS OF          DECEMBER 31,
                                                              DECEMBER 31,    ----------------
                                                                  1999         1998      1997
                                                              ------------    ------    ------
FIXED ASSETS
Intangible Assets...........................................        245           65        56
Goodwill....................................................      5,898           88         1
Tangible Assets.............................................      4,068        5,738     5,829
Financial Assets............................................        138          213       171
Other Assets................................................        297          320       291
                                                                 ------       ------    ------
                                                                 10,646        6,424     6,348
CURRENT ASSETS
Stocks......................................................        932          978     1,278
Trade Debtors...............................................      1,861        1,581     1,823
Other Debtors...............................................        196          407       301
Marketable Securities.......................................         --          179       165
Cash and Cash Equivalents...................................      2,701           66        90
                                                                 ------       ------    ------
                                                                  5,690        3,211     3,657
Total Assets................................................     16,336        9,635    10,005
                                                                 ======       ======    ======
CREDITORS AMOUNTS FALLING DUE WITHIN ONE YEAR
Finance Debt................................................      1,100          849       748
Trade Creditors.............................................      1,345        1,102     1,306
Other Creditors.............................................        539          874     1,138
                                                                 ------       ------    ------
                                                                  2,984        2,825     3,192
CREDITORS AMOUNTS FALLING DUE AFTER ONE YEAR
Finance Debt................................................        411        1,609     1,487
PROVISIONS FOR LIABILITIES AND CHARGES
Deferred Taxation...........................................        877          560       658
Other Provisions............................................        672          658       633
                                                                 ------       ------    ------
                                                                  1,960        2,827     2,778
Minority Interest...........................................          1            2       170
SHAREHOLDERS' EQUITY
Subscribed Capital (EUR 46.16 par value, shares issued and
  outstanding: 1999 -- 23,541,786, 1998 -- 23,459,774, 1997
  -- 23,420,432,)...........................................      1,087        1,083     1,081
Share Premium...............................................     10,446          676       647
Retained Earnings...........................................        (41)       2,870     2,671
Accumulated Other Comprehensive Income......................       (101)        (648)     (534)
                                                                 ------       ------    ------
                                                                 11,391        3,981     3,865
Total Liabilities and Shareholders' Equity..................     16,336        9,635    10,005
                                                                 ======       ======    ======

- The consolidated financial statements have been prepared in Belgian Francs and translated into Euros using the fixed exchange rate of E 1.00 = BEF
    40.3399 applicable since January 1, 1999. (See Note 2)

- The accompanying notes are an integral part of these consolidated financial statements.

                                   PETROFINA

                       CONSOLIDATED STATEMENTS OF INCOME
          (IN EUR MILLION, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

                                                                              PREDECESSOR
                                                   SUCCESSOR                   (NOTE 2)
                                                    (NOTE 2)     -------------------------------------
                                                  ------------   PERIOD FROM
                                                  PERIOD FROM    JANUARY 1,            FOR THE
                                                  JULY 1, 1999      1999             YEARS ENDED
                                                    THROUGH        THROUGH          DECEMBER 31,
                                                  DECEMBER 31,    JUNE 30,     -----------------------
                                                      1999          1999          1998         1997
                                                  ------------   -----------   ----------   ----------
Operating Revenue including Duties and Excise
  Taxes.........................................       10,342         8,364        17,049       18,023
Earnings from Investments, Equity Interests.....            5            31            44           34
                                                   ----------    ----------    ----------   ----------
Total Revenue...................................       10,347         8,395        17,093       18,057
Cost of Products Sold...........................       (5,405)       (3,142)       (6,817)      (7,828)
Other Operating Costs...........................       (1,407)         (841)       (1,712)      (1,669)
Duties and Excise Taxes.........................       (2,069)       (3,187)       (6,277)      (5,802)
Sales, General and Administrative Costs.........         (378)         (406)         (806)        (777)
Depreciation, Depletion and Amortization........         (622)         (343)         (731)        (712)
Exploration Costs...............................          (14)          (31)          (67)        (108)
                                                   ----------    ----------    ----------   ----------
OPERATING INCOME................................          452           445           683        1,161
Interest Expense................................         (111)         (106)         (152)        (141)
Other Financial Income, Net.....................           19            18            73           27
                                                   ----------    ----------    ----------   ----------
Income before Taxes and Minority Interests......          360           357           604        1,047
Current Income Tax..............................         (121)          (80)         (181)        (417)
Deferred Income Tax.............................          (45)          (34)           49          (67)
Minority Interest...............................            0             0            (6)         (16)
                                                   ----------    ----------    ----------   ----------
NET INCOME......................................          194           243           466          547
                                                   ==========    ==========    ==========   ==========
Basic Earnings per Share........................         8.26         10.36         19.89        23.42
Diluted Earnings per Share......................         8.25         10.29         19.88        23.42
Weighted average number of Shares used to
  calculate (Basic).............................   23,492,970    23,460,095    23,440,102   23,350,612
Weighted average number of Shares used to
  calculate (Diluted)...........................   23,509,206    23,615,476    23,453,053   23,350,612

- The consolidated financial statements have been prepared in Belgian Francs and translated into Euros using the fixed exchange rate of E 1.00 = BEF
    40.3399 applicable since January 1, 1999. (See Note 2)

- The accompanying notes are an integral part of these consolidated financial statements.

                                   PETROFINA

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (IN EUR MILLION)

                                                       SUCCESSOR                PREDECESSOR
                                                        (NOTE 2)                 (NOTE 2)
                                                      ------------   ---------------------------------
                                                      PERIOD FROM      PERIOD FROM
                                                      JULY 1, 1999   JANUARY 1, 1999     YEAR ENDED
                                                        THROUGH          THROUGH        DECEMBER 31,
                                                      DECEMBER 31,      JUNE 30,       ---------------
                                                          1999            1999          1998     1997
                                                      ------------   ---------------   ------   ------
CASH FLOW FROM OPERATING ACTIVITIES
Net Income..........................................        194             243           466      547
Minority Interest...................................         --              --             6       16
Adjustments to Reconcile Net Earnings to Net Cash
  Provided by Operating Activities:
  Depreciation, Depletion, and Amortization
     (including exploration costs)(1)...............        709             374           798      802
  Provisions for Liabilities and Charges............       (132)             54           (11)     (29)
  Provisions for Losses on Trade Debtors and
     Stocks.........................................        160            (130)          215       14
  Deferred Income Taxes.............................         44              34           (49)      67
                                                         ------          ------        ------   ------
CASH FLOW...........................................        975             575         1,425    1,417
  Equity in Net Income of Affiliated Companies, net
     of Dividend Received...........................         22               5           (18)      (6)
  Gain on Sales of Assets...........................         (5)            (26)          (72)     (12)
  Changes in Working Capital:
     -- Trade Debtors...............................       (798)            172           157      (13)
     -- Stocks......................................       (452)           (102)           61      (25)
     -- Trade Creditors.............................        613              13          (164)      78
     -- Other Creditors.............................       (234)            112          (206)     (94)
     -- Other.......................................        135              20           (89)      (8)
                                                         ------          ------        ------   ------
     Net Cash Provided by Operating Activities......        256             769         1,094    1,337
CASH FLOWS FROM INVESTING ACTIVITIES
Capital Expenditure Including Exploration
  Expenses(1).......................................       (437)           (404)       (1,235)  (1,072)
Proceeds from Sales of Assets.......................      2,677             129           166       39
Investments in Affiliates...........................        (63)             (7)          (21)     (10)
                                                         ------          ------        ------   ------
     Net Cash (Used in) provided by Investing
       Activities...................................      2,177            (282)       (1,090)  (1,043)
CASH FLOWS FROM FINANCING ACTIVITIES
Additions to Long Term Debt.........................         58               1           403      435
Payments of Long Term Debt..........................        (64)            (59)         (226)    (234)
Net Change in Short Term Notes Payable..............        273             (28)          206     (282)
Warrant Exercise Proceeds...........................         25               0            31       52
Minority Interest...................................         --              --          (167)      --
Dividend Paid to the Minority Interest..............         --              --            (7)     (13)
Dividend Paid.......................................       (235)           (268)         (267)    (231)
                                                         ------          ------        ------   ------
     Net Cash (Used in) provided by Financing
       Activities...................................         57            (354)          (27)    (273)
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.......................................      2,490             133           (23)      21
Cash and Cash Equivalents at Beginning of the
  period............................................        206              66            90       68
Cash and Cash Equivalents at End of the period......      2,701             206            66       90
Effect of Exchange Rate Changes.....................          5               7            (1)       1
                                                         ------          ------        ------   ------
Net Increase (Decrease) in Cash and Cash
  Equivalents.......................................      2,490             133           (23)      21
Income Taxes Paid...................................       (152)           (171)         (331)    (453)
Interest Paid.......................................        (72)           (100)         (166)    (170)

---------------

(1) Includes cash exploration expenses of EUR 22 million in the First Semester 1999 ("Period from January 1, 1999 through June 30, 1999"), EUR 22 million in the Second Semester 1999 ("Period from July 1, 1999 through December 31, 1999"), EUR 52 million in 1998 and EUR 73 million in 1997

- The consolidated financial statements have been prepared in Belgian Francs and translated into Euros using the fixed exchange rate of E 1.00 = BEF
    40.3399 applicable since January 1, 1999. (See Note 2)

- The accompanying notes are an integral part of these consolidated financial statements.

                                   PETROFINA

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (IN EUR MILLION EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

                                               ORDINARY SHARES ISSUED                          ACCUMULATED
                                               -----------------------                            OTHER           TOTAL
                                                            SUBSCRIBED    SHARE    RETAINED   COMPREHENSIVE   SHAREHOLDERS'
                                                 NUMBER      CAPITAL     PREMIUM   EARNINGS      INCOME          EQUITY
                                               ----------   ----------   -------   --------   -------------   -------------
BALANCE DECEMBER 31, 1996....................  23,252,863     1,073         603      2,355        (684)           3,347
Warrants Exercised...........................     167,569         8          44                                      52
Net Income 1997..............................                                          547                          547
Dividend Declared and Paid
  (EUR 9.92 Per Share).......................                                         (231)                        (231)
Foreign Currency Translation.................                                                      150              150
                                               ----------     -----      ------     ------        ----           ------
BALANCE DECEMBER 31, 1997....................  23,420,432     1,081         647      2,671        (534)           3,865
Warrants Exercised...........................      39,342         2          29                                      31
Net Income 1998..............................                                          466                          466
Dividend Declared and Paid
  (EUR 11.40 Per Share)......................                                         (267)                        (267)
Foreign Currency Translation.................                                                     (107)            (107)
Minimum Pension Liability Adjustment.........                                                       (7)              (7)
                                               ----------     -----      ------     ------        ----           ------
BALANCE DECEMBER 31, 1998....................  23,459,774     1,083         676      2,870        (648)           3,981
                                               ----------     -----      ------     ------        ----           ------
Warrants Exercised...........................         716                     1                                       1
Net income of period January 1st/June 30th,
  1999.......................................                                          243                          243
Dividend Declared and Paid
  (EUR 11.40 Per Share)......................                                         (267)                        (267)
Foreign Currency Translation.................                                                      128              128
Minimum Pension Liability Adjustment.........
                                               ----------     -----      ------     ------        ----           ------
BALANCE JUNE 30TH, 1999 (PREDECESSOR)........  23,460,490     1,083         677      2,846        (520)           4,086
                                               ----------     -----      ------     ------        ----           ------
Push down of effects of the purchase
  accounting adjustments.....................                             9,298     (2,846)        520            6,972
                                               ----------     -----      ------     ------        ----           ------
BALANCE JULY 1ST, 1999 (SUCCESSOR)...........  23,460,490     1,083       9,975          0           0           11,058
                                               ----------     -----      ------     ------        ----           ------
Warrants Exercised...........................      81,296         4          21                                      25
Net income of period July 1st/December 31st,
  1999.......................................                                          194                          194
Dividend Declared and Paid
  (EUR 11.40 Per Share)......................                                         (235)                        (235)
Foreign Currency Translation.................                                                     (101)            (101)
Minimum Pension Liability Adjustment.........
Effect of transfers of subsidiaries inside
  TotalFina..................................                               450                                     450
                                               ----------     -----      ------     ------        ----           ------
BALANCE DECEMBER 31ST, 1999 (SUCCESSOR)......  23,541,786     1,087      10,446        (41)       (101)          11,391
                                               ==========     =====      ======     ======        ====           ======

     The subscribed capital and share premium of PetroFina S.A. constitutes the non distributable portion of Shareholders' Equity and is not available for dividend purposes. Included in Shareholders' Equity for the Group are retained earnings of certain subsidiary companies, under current debt covenants or companies' acts, amounting to EUR 946 million that are not currently available for dividend distribution within the Group at December 31, 1999.

     The company has issued and outstanding 23,460,490 shares as of June 30, 1999 with aggregate subscribed capital of EUR 1,082,795,643 (EUR 46,16 per share). The Company has issued and outstanding 23,541,786 shares as of December 31, 1999 with aggregate subscribed capital of E 1,086,548,085.

     By decision of the Company's Shareholders, the Company's Board of Directors is authorized to increase statutory capital by EUR 362,3 million (representing 7,848,226 shares).

     The authorization is valid for a five-year period and available for renewal at the end of the five year term. (Maturity 2001)

     The Extraordinary General Meeting of January 4, 1999 approved the payment of a dividend of EUR for 11.40 per share (BEF 460, USD 1.339 per ADS). This dividend was payable January 13, 1999. An interim dividend of EUR 10 per share was paid on October 1st, 1999.

     The consolidated financial statements have been prepared in Belgian Francs and translated into euros using the fixed exchange rate of E 1.00 = BEF 40.3399 applicable since January 1, 1999 (see Note 2).

     The accompanying notes are an integral part of these consolidated statements.

                                   PETROFINA

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                                (IN EUR MILLION)

                                                    SUCCESSOR                  PREDECESSOR
                                                     (NOTE 2)                   (NOTE 2)
                                                  --------------    ---------------------------------
                                                   PERIOD FROM        PERIOD FROM      FOR THE YEARS
                                                   JULY 1, 1999     JANUARY 1, 1999        ENDED
                                                     THROUGH            THROUGH         DECEMBER 31,
                                                  DECEMBER 31ST,       JUNE 30,        --------------
                                                       1999              1999          1998     1997
                                                  --------------    ---------------    -----    -----
Net Income......................................        194               243           466      547
Other comprehensive income (loss), net of tax:
  Foreign currency translation adjustments......       (101)              128          (107)     150
  Minimum pension liability adjustments.........         --                --            (7)      --
                                                       ----               ---          ----     ----
  Other comprehensive income (loss).............       (101)              128          (114)     150
COMPREHENSIVE INCOME............................         93               371           352      697

     The consolidated financial statements have been prepared in Belgian Francs and translated into Euros using the fixed exchange rate of E 1.00 = BEF 40.3399 applicable since January 1, 1999 (See Note 2).

     The accompanying notes are an integral part of these consolidated financial statements.

                                   PETROFINA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 1998 AND 1997

(1) DESCRIPTION OF BUSINESS, ORGANIZATION AND EFFECTS OF THE ACQUISITION BY TOTALFINAELF

     Petrofina S.A. ("PetroFina" or "the Group" or "the Company") is an international integrated oil and gas company active in all sectors of the petroleum industry: exploration and production, refining, marketing of refined petroleum products, petrochemicals and paints. PetroFina's operations are organized into four principal business segments: (1) Upstream (exploration, development and production of crude oil and natural gas and marketing of natural gas), (2) Downstream (refining, supply and trading and marketing), (3) Chemicals and (4) Paints.

     On December 1, 1998, Total SA ("Total") entered into definitive agreements to acquire shares from five of PetroFina's largest shareholders aggregating 41% of PetroFina's outstanding shares. Total SA, together with its subsidiaries and affiliates, is a major international integrated oil and gas company based in France and with operations in more than 100 countries in all segments of the petroleum industry and specialty chemical products for industrial and consumer use (rubber-based and automotive products, resins, inks, paints and adhesives). Total SA also has interests in coal mining and the nuclear power, co-generation and electricity sector. The transactions launched on December 1, 1998 were completed on March 31, 1999, after the receipt of certain regulatory clearances and the approval of Total's shareholders on January 14, 1999. On May 6, 1999, Total commenced public exchange offers in Belgium and in the United States of America for all remaining Petrofina shares, American depositary shares and warrants. As a result of the public exchange offers, Total SA acquired additional PetroFina shares raising its ownership to 98.76% of PetroFina's share at the end of the first semester 1999. The effective control of PetroFina by Total SA for accounting purposes is deemed therefore effective July 1, 1999.

     After these transactions, the effective combination with Total group could take place. Total SA's name was changed into "Total Fina SA", effective June 14, 1999. TotalFina obtained the delisting of the PetroFina shares from all the exchanges where they were listed with the exception of the Brussels, Frankfurt and Paris Stock exchanges. In March 2000, Total Fina SA changed its name to "Total Fina Elf SA" following its business combination with Elf Aquitaine. References in this Annual Report on Form 20F to Total, TotalFina or TotalFinaElf should be understood as references to the same company.

     In order to realize business synergies expected as a result of the transactions described in this note, Total and PetroFina created an integration committee to combine the PetroFina businesses into the TotalFina group, simplify the structure of the new group, merge the management and operational teams, unlock synergies and integrate the operations and administrations including the information systems. Following the Committee's analyses and recommendations, some operations, realized at fair market value, occurred in 1999:

     - Business lease contract, leasing the Fina France business (service stations, credit card businesses, trading of petroleum products, lubricants and other businesses) to Total Raffinage Distribution, the refining and marketing subsidiary of Total SA in France. Fina France remains a subsidiary of PetroFina and will continue to own assets and the customer goodwill receiving a fixed annual rental payment.

     - Business lease contract, leasing Fina Deutschland business to Total Deutschland, the German subsidiary of Total SA. This contract covers similar businesses and offers similar conditions to the one of Fina France.

     - Acquisition of Total Belgique Luxembourg, the marketing subsidiary of Total SA in Belgium and Luxembourg by PetroFina, merger of this subsidiary with Fina Europe, marketing subsidiary of PetroFina into TotalFina Belgium.

     - Sale of Fina Nederland (and its owned affiliates) to Total Nederland and merger of the two entities into TotalFina Nederland

     -  Sale of Fina Aviation Chemical (Suisse) to Air Total Suisse

     -  Sale of Fina Portuguesa to Total Portugal

     -  Sale of Fina Iberica and its owned affiliates to Total Espagne

     -  Sale of Fina Italiana and its attached subsidiaries to Total Italia

     - Sale of American Petrofina Holding Company, owning the US affiliates of Petrofina to Total America, Inc.

     - Sale of all insurance affiliates of the PetroFina Group to the Total's shareholding structure.

     -  Sale of Fina Resources to TotalFina SA.

                                   PETROFINA

                        DECEMBER 31, 1999, 1998 AND 1997

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The accompanying consolidated financial statements present the financial position, results of operations and cash flows of PetroFina S.A. and its consolidated subsidiaries (the "Group" or "PetroFina") and have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

     The combination of PetroFina with Total SA, for US GAAP, was accounted for under the purchase method of accounting, with all of the purchase accounting adjustments "pushed-down" to the consolidated financial statements of PetroFina. Due to the fact that the effective control was obtained only in June 1999, a new basis of accounting is considered to take place on July 1st, 1999. According to the purchase method of accounting, the purchase price was allocated to the underlying assets and liabilities based upon their estimated fair values and the excess to goodwill after harmonization of accounting principles used with those of Total SA.

     The nature of the adjustments have been the following:

     -- harmonization of accounting principles in particular on inventory valuation

     -- push-down of restructuring costs related to the combination of the two groups

     -- restatement of the value of identifiable tangible and intangible assets to their fair market value at the effective date of the combination

     -- recognition of goodwill for the excess purchase price

     The global amount related to the effect of all these adjustments has been recorded in the shareholders' equity with effective date July 1st, 1999.

     The financial statements have been prepared on a going concern with identification of the periods before and after the effective date of the combination. Under the columns "Predecessor", financial statements of the period from January 1, 1999 to June 30, 1999 as well as for the years ending December 31, 1998 and 1997 are presented in consistency with the accounting practices of PetroFina used before the combination with TotalFina. Under the columns "Successor", financial statements as of December 31, 1999 and for the period from July 1st, 1999 to December 31, 1999 are presented in accordance with the US accounting principles used by the TotalFina and with effect of push-down of purchase price in application of the purchase method of accounting. The balances and the results of operations of the pre-acquisition period are therefore not comparative to those of the post-acquisition period.

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

                                   PETROFINA

                        DECEMBER 31, 1999, 1998 AND 1997

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

     A full list of consolidated companies is available from the Public Relations and Communication Department of PetroFina S.A., rue de l'Industrie 52, B-1040 Brussels.

     Within the context of the combination of Total and PetroFina groups, some subsidiaries owned by PetroFina were sold/acquired between the PetroFina and the TotalFina's shareholding structure. The sale of these subsidiaries which have been sold by PetroFina to Total has occurred at the end of the year 1999. In the financial statements these companies are consolidated in the profit and loss and cash flows for the period but are excluded from the year end balance sheet.

     The sale and acquisition of the subsidiaries are realized within the context of the combination of Total and PetroFina and therefore between parties under common control. No gains or losses are therefore recognized on these transactions which correspond indirectly to capital contributions between parent company and subsidiaries. These effects are included in the shareholders' equity of Petrofina.

RECLASSIFICATION

     1999's presentation has been adapted to the level of information available within TotalFina and 1998 and 1997's financial statements have been reclassified accordingly. Certain amounts in the 1997 and 1998 financial statements have been reclassified to conform to the 1999 presentation.

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

TRANSLATION TO REPORTING CURRENCY

     The income statements of foreign subsidiaries are translated into BEF at the average rate of exchange prevailing during the year and translated in Euros based on the rate of January 1st, 1999 (40.3399 BEF per Euro). Balance sheets are translated at the exchange rate at the balance sheet date. Differences arising on the translation of financial statements of foreign subsidiaries are recorded in shareholders' equity as foreign currency translation.

     Exchange rate differences attributable to loans and forward exchange agreements in foreign currencies that are designated as a hedge of the net assets of a foreign subsidiary are recorded directly to shareholders' equity, together with the corresponding translation difference on the hedged net assets.

                                   PETROFINA

                        DECEMBER 31, 1999, 1998 AND 1997

DERIVATIVE FINANCIAL INSTRUMENTS

     PetroFina manages risk arising from fluctuations in interest rates and currency exchange rates by using derivative financial instruments, and risks from fluctuations in the price of crude oil, refined products, and natural gas by using derivative commodity instruments. PetroFina does not enter into derivative instruments for speculative trading purposes.

     PetroFina's derivative financial instruments can include interest rate swaps, currency swaps, and foreign exchange forward contracts. The interest rate swaps are accounted for under the accrual basis of accounting. The foreign exchange forward contracts and currency swaps are recorded at cost and adjusted for changes in the spot exchange rates at the reporting date. With respect to derivative commodity instruments, PetroFina currently enters into crude oil and refined product futures and forwards and natural gas futures.

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

STOCKS

     Inventories are valued at the lower of cost or net realizable value. For the period referred to as "Predecessor", crude feedstock, finished petroleum products and chemical products inventories are valued according to the LIFO method (last in/first out). All other inventories are valued at the lower of average cost (which approximates cost on a first in/first out basis) or net realizable value. The costs of finished products include raw material costs, direct costs and related production overhead costs but exclude any interest charges. Net realizable value is defined as the estimated selling price (in the normal course of business) of an inventory item less the costs of completion and selling expenses.

     For the period referred to as "Successor", inventories are valued in accordance with TotalFina's US accounting principles, i.e. according to the FIFO method (first in, first out), for crude oil and refined products inventories and according to weighted average basis for other inventories.

                                   PETROFINA

                        DECEMBER 31, 1999, 1998 AND 1997

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

     Exploratory costs, excluding the costs of exploratory wells, are charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, are capitalized pending determination whether the wells have found proved reserves which justify commercial development. If such reserves are not found within one year or the Group has not commenced or committed to additional drilling, the drilling costs are charged to exploration expenses. All development costs related to proved oil and gas reserves are capitalized. Interest is capitalized as a component of the cost of construction for development projects in progress. Normal maintenance and repairs are charged to expense as incurred. Renewals, improvements and major repairs that extend the useful life or productivity of PP&E are capitalized and the assets replaced, if any, are retired.

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

     Depreciation of Property, Plant and Equipment related to facilities other than producing properties is provided using the straight-line method, over the asset's estimated useful life. Typical useful lives of facilities are as follows:

-- machinery & equipment.........................  10 to 20 years
-- buildings.....................................  20 years
-- other.........................................  3 to 5 years

     Due to purchase accounting applied as a result of the combination, some tangible assets have been accordingly restated to reflect their fair market value at the effective date of the acquisition, i.e on July 1st , 1999. Under the new basis of accounting, depreciation is calculated on the associated unit-of-production rate for the upstream assets and on the straight-line method based on the asset's estimated useful life for the other segments of activities.

  INTANGIBLE ASSETS

     Intangible assets primarily consist of goodwill, patents, trademarks, licenses and capitalized software development costs for internal use. Intangible assets are depreciated over their estimated economic life, ranging from 5 years to 20 years.

     The combination between Total SA and PetroFina has been accounted for under the purchase method of accounting and all adjustments have been pushed-down into the financial statements of PetroFina. Some

                                   PETROFINA

                        DECEMBER 31, 1999, 1998 AND 1997

identified intangible assets have been restated to reflect their fair market value at July 1st, 1999. Depreciation is calculated on a straight line method based on the asset's estimated useful life.

     The excess goodwill related to the acquisition by Total of PetroFina is also pushed-down into the financial statements of PetroFina and is amortized over 30 years beginning July 1, 1999.

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

EARNINGS PER SHARE

     Earnings per share has been calculated on the basis of net income divided by the weighted average number of shares of common stock outstanding during each period. When dilutive, stock warrants are included in dilutive earnings per share.

COMPREHENSIVE LOSS

     The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and display of comprehensive income and its components in general purpose financial statements for the six month periods ended December 31, 1999 and June 30, 1999 and the years ended December 31, 1998 and 1997. This standard defines comprehensive income as the changes in equity of an enterprise except those resulting from shareholder transactions. Components of comprehensive income are detailed on the Consolidated Statements of Comprehensive Income.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company has not assessed the impact on its financial position, results of operations or cash flows of adopting SFAS No. 133. The Company will be required to implement SFAS No. 133, as amended by SFAS No. 137 for its fiscal year ending December 31, 2001.

                                   PETROFINA

                        DECEMBER 31, 1999, 1998 AND 1997

(3)  SEGMENT DATA

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

                                   PETROFINA

                        DECEMBER 31, 1999, 1998 AND 1997
                                (IN EUR MILLION)

     Information regarding the Group's industry and geographic segments are as follows:

                                          PERIOD FROM JULY 1ST TO DECEMBER 31, 1999 (SUCCESSOR)
                                    -----------------------------------------------------------------
                                    UPSTREAM   DOWNSTREAM   CHEMICALS   PAINTS   OTHER   CONSOLIDATED
                                    --------   ----------   ---------   ------   -----   ------------
EUROPE(1)
  Operating Revenue...............     534       6,673          886      362        68       8,523
  Inter-segment...................     (15)       (287)         (43)       0       (46)       (391)
  Operating Revenue from Non
     Affiliates...................     519       6,386          843      362        22       8,132
Equity in Net Income of Affiliated
  Companies.......................      11           5            1        0       (11)          6
Operating Income..................     200         261          (30)       1       (50)        382
Identifiable Assets...............   2,175       3,518          836      861     8,946      16,336
Depreciation, Depletion and
  Amortization....................    (109)       (102)         (36)     (19)     (119)       (385)
Exploration Expenses..............     (10)          0            0        0         0         (10)
Capital Expenditures..............     121          83           93        8         9         314
NORTH AMERICA
  Operating Revenue...............     128       1,417          754        0        18       2,317
  Inter-segment...................      35        (122)         (20)       0         0        (107)
  Operating Revenue from Non
     Affiliates...................     163       1,295          734        0        18       2,210
Equity in Net Income/(Loss) of
  Affiliated Companies............       0          (1)           0        0         0          (1)
Operating Income/(Loss)...........     (50)         22           59        0        38          69
Identifiable Assets...............       0           0            0        0         0           0
Depreciation, Depletion and
  Amortization....................    (149)        (38)         (55)       0         5        (237)
Exploration Expenses..............      (4)          0            0        0         0          (4)
Capital Expenditures..............      63         (55)         175        0         3         186
CONSOLIDATED
  Operating Revenue...............     662       8,090        1,640      362        86      10,840
  Inter-segment...................      20        (409)         (63)       0       (46)       (498)
  Operating Revenue from Non
     Affiliates...................     682       7,681        1,577      362        40      10,342
Equity in Net Income of Affiliated
  Companies.......................      11           4            1        0       (11)          5
Operating Income/(Loss)...........     150         284           29        1       (12)        452
Identifiable Assets...............   2,175       3,518          836      861     8,946      16,336
Depreciation, Depletion and
  Amortization....................    (258)       (140)         (91)     (19)     (114)       (622)
Exploration Expenses..............     (14)          0            0        0         0         (14)
Capital Expenditures..............     184          28          268        8        12         500

---------------

(1) Europe includes Europe and other parts of the world outside North America for Upstream, Downstream and Other segments. Other parts of the world represent less than 1% of the operating revenues, profit, and total assets of the respective segment.

                                   PETROFINA

                        DECEMBER 31, 1999, 1998 AND 1997
                                (IN EUR MILLION)

     Information regarding the Group's industry and geographic segments are as follows:

                                          PERIOD FROM JANUARY 1ST, TO JUNE 30, 1999 (PREDECESSOR)
                                     -----------------------------------------------------------------
                                     UPSTREAM   DOWNSTREAM   CHEMICALS   PAINTS   OTHER   CONSOLIDATED
                                     --------   ----------   ---------   ------   -----   ------------
EUROPE(1)
  Operating Revenue................     381       5,534          539      394       20       6,868
  Inter-segment....................    (225)       (144)         (35)       0        0        (404)
  Operating Revenue from Non
     Affiliates....................     156       5,390          504      394       20       6,464
Equity in Net Income of Affiliated
  Companies........................      11           5            0        0       16          32
Operating Income...................     114          62          123       34      (19)        314
Depreciation, Depletion and
  Amortization.....................     (85)       (102)         (38)     (11)      (5)       (241)
Exploration Expenses...............     (23)                                                   (23)
Capital Expenditures...............     121         133           24        9        4         291
NORTH AMERICA
  Operating Revenue................     518       1,015          470        0        1       2,004
  Inter-segment....................     (69)        (24)         (11)       0        0        (104)
  Operating Revenue from Non
     Affiliates....................     449         991          459        0        1       1,900
Equity in Net Income/(Loss) of
  Affiliated Companies.............       0          (1)           0        0        0          (1)
Operating Income/(Loss)............      16          46           95        0      (26)        131
Depreciation, Depletion and
  Amortization.....................     (43)        (28)         (26)       0       (5)       (102)
Exploration Expenses...............      (8)                                                    (8)
Capital Expenditures...............      42          68            6        0        4         120
CONSOLIDATED
  Operating Revenue................     899       6,549        1,009      394       21       8,872
  Inter-segment....................    (294)       (168)         (46)       0        0        (508)
  Operating Revenue from Non
     Affiliates....................     605       6,381          963      394       21       8,364
Equity in Net Income of Affiliated
  Companies........................      11           4            0        0       16          31
Operating Income/(Loss)............     130         108          218       34      (45)        445
Depreciation, Depletion and
  Amortization.....................    (128)       (130)         (64)     (11)     (10)       (343)
Exploration Expenses...............     (31)                                                   (31)
Capital Expenditures...............     163         201           30        9        8         411

---------------

(1) Europe includes Europe and other parts of the world outside North America for Upstream, Downstream and Other segments. Other parts of the world represent less than 1% of the operating revenues, profit, and total assets of the respective segment.

                                   PETROFINA

                        DECEMBER 31, 1999, 1998 AND 1997
                                (IN EUR MILLION)

     Information regarding the Group's industry and geographic segments are as follows:

                                                             PREDECESSOR 1998
                                     -----------------------------------------------------------------
                                     UPSTREAM   DOWNSTREAM   CHEMICALS   PAINTS   OTHER   CONSOLIDATED
                                     --------   ----------   ---------   ------   -----   ------------
EUROPE(1)
  Operating Revenue................     910       10,977       1,189      780       42       13,898
  Inter-segment....................    (471)        (286)        (87)      --       --         (844)
  Operating Revenue from Non
     Affiliates....................     439       10,691       1,102      780       42       13,054
Equity in Net Income of Affiliated
  Companies........................      15           16           1       --       11           43
Operating Income...................     254          181         119       45       22          621
Identifiable Assets................   1,585        3,288         909      501      494        6,777
Depreciation, Depletion and
  Amortization.....................    (242)        (202)        (77)     (22)     (11)        (554)
Exploration Expenses...............     (52)          --          --       --       --          (52)
Capital Expenditures...............     367          207          87       38       21          720
NORTH AMERICA
  Operating Revenue................   1,282        2,109         793       --       --        4,184
  Inter-segment....................    (116)         (59)        (14)      --       --         (189)
  Operating Revenue from Non
     Affiliates....................   1,166        2,050         779       --       --        3,995
Equity in Net Income/(Loss) of
  Affiliated Companies.............       1           --          (1)      --        1            1
Operating Income/(Loss)............      40          (19)         65       --      (24)          62
Identifiable Assets................     803        1,021         861       --      173        2,858
Depreciation, Depletion and
  Amortization.....................     (76)         (57)        (34)      --      (10)        (177)
Exploration Expenses...............     (15)          --          --       --       --          (15)
Capital Expenditures...............     167           74         190       --      105          536
CONSOLIDATED
  Operating Revenue................   2,192       13,086       1,982      780       42       18,082
  Inter-segment....................    (587)        (345)       (101)      --       --       (1,033)
  Operating Revenue from Non
     Affiliates....................   1,605       12,741       1,881      780       42       17,049
Equity in Net Income of Affiliated
  Companies........................      16           16          --       --       12           44
Operating Income/(Loss)............     294          162         184       45       (2)         683
Identifiable Assets................   2,388        4,309       1,770      501      667        9,635
Depreciation, Depletion and
  Amortization.....................    (318)        (259)       (111)     (22)     (21)        (731)
Exploration Expenses...............     (67)          --          --       --       --          (67)
Capital Expenditures...............     534          281         277       38      126        1,256

---------------

(1) Europe includes Europe and other parts of the world outside North America for Upstream, Downstream and Other segments. Other parts of the world represent less than 1% of the operating revenues, profit, and total assets of the respective segment.

                                   PETROFINA

                        DECEMBER 31, 1999, 1998 AND 1997
                                (IN EUR MILLION)

                                                             PREDECESSOR 1997
                                     -----------------------------------------------------------------
                                     UPSTREAM   DOWNSTREAM   CHEMICALS   PAINTS   OTHER   CONSOLIDATED
                                     --------   ----------   ---------   ------   -----   ------------
EUROPE(1)
  Operating Revenue................   1,216       11,468       1,381      780       11       14,856
  Inter-segment....................    (737)        (330)       (112)      --       --       (1,179)
  Operating Revenue from Non
     Affiliates....................     479       11,138       1,269      780       11       13,677
Equity in Net Income (Loss) of
  Affiliated Companies.............      17           18          (4)       1        1           33
Operating Income/(Loss)............     579          234         151       40      (41)         963
Identifiable Assets................   1,620        3,605         930      488      421        7,064
Depreciation, Depletion and
  Amortization.....................    (205)        (214)        (80)     (23)     (12)        (534)
Exploration Expenses...............     (55)          --          --       --       --          (55)
Capital Expenditures...............     378          208          80       25        6          697
NORTH AMERICA
  Operating Revenue................     972        2,710         931       --        1        4,614
  Inter-segment....................    (163)         (90)        (15)      --       --         (268)
  Operating Revenue from Non
     Affiliates....................     809        2,620         916       --        1        4,346
Equity in Net Income (Loss) of
  Affiliated Companies.............       2           --          (1)      --       --            1
Operating Income/(Loss)............      48           64         108       --      (22)         198
Identifiable Assets................     752        1,230         766       --      193        2,941
Depreciation, Depletion and
  Amortization.....................     (86)         (55)        (30)      --       (7)        (178)
Exploration Expenses...............     (53)          --          --       --       --          (53)
Capital Expenditures...............     193           42         143                 7          385
CONSOLIDATED
  Operating Revenue................   2,188       14,178       2,312      780       12       19,470
  Inter-segment....................    (900)        (420)       (127)      --       --       (1,447)
  Operating Revenue from Non
     Affiliates....................   1,288       13,758       2,185      780       12       18,023
Equity in Net Income (Loss) of
  Affiliated Companies.............      19           18          (5)       1        1           34
Operating Income/(Loss)............     627          298         259       40      (63)       1,161
Identifiable Assets................   2,372        4,835       1,696      488      614       10,005
Depreciation, Depletion and
  Amortization.....................    (291)        (269)       (110)     (23)     (19)        (712)
Exploration Expenses...............    (108)          --          --       --       --         (108)
Capital Expenditures...............     571          250         223       25       13        1,082

---------------

(1) Europe includes Europe and other parts of the world outside North America for Upstream, Downstream and Other segments. Other parts of the world represent less than 1% of the operating revenues, profit, and total assets of the respective segment.

(4)  RESEARCH AND DEVELOPMENT COSTS

     Research and development costs incurred and expensed amounted to EUR 78 million in 1999, EUR 78 million in 1998 and EUR 80 million in 1997.

                                   PETROFINA

                        DECEMBER 31, 1999, 1998 AND 1997

(5)  INTANGIBLE ASSETS AND GOODWILL

     A summary of intangible assets and goodwill follows:

                                                                                 PREDECESSOR
                                                                SUCCESSOR      ----------------
                                                               ------------         AS OF
                                                                  AS OF          DECEMBER 31,
                                                               DECEMBER 31,    ----------------
                                                                   1999         1998      1997
                                                               ------------    ------    ------
Patents & licenses.........................................           29           71        68
Customer goodwill..........................................           60           66        62
Other intangible assets....................................          290           83        95
                                                                  ------       ------    ------
                                                                     379          220       225
Accumulated amortization...................................         (134)        (155)     (169)
                                                                  ------       ------    ------
                                                                     245           65        56
GOODWILL(1)................................................        6,010          156        68
Accumulated amortization...................................         (112)         (68)      (67)
                                                                  ------       ------    ------
                                                                   5,898           88         1
                                                                  ======       ======    ======

---------------

(1) In 1999, this line includes the goodwill recognized in the purchase method of accounting related to the acquisition by Total of PetroFina.

(6)  TANGIBLE ASSETS

     A summary of tangible assets follows:

                                                                                 PREDECESSOR
                                                                SUCCESSOR      ----------------
                                                               ------------         AS OF
                                                                  AS OF          DECEMBER 31,
                                                               DECEMBER 31,    ----------------
                                                                   1999         1998      1997
                                                               ------------    ------    ------
Land & buildings...........................................          288        1,105     1,194
Plant & equipment..........................................        7,283        6,332     6,004
Proved oil & gas properties................................        1,157        4,578     4,175
Unproved oil & gas properties..............................           42          406       444
Other tangible assets......................................          887          314       323
Assets under construction..................................          633          337       827
                                                                  ------       ------    ------
                                                                  10,290       13,072    12,967
Accumulated depreciation, depletion and amortization.......       (6,222)      (7,334)   (7,138)
                                                                  ------       ------    ------
                                                                   4,068        5,738     5,829
                                                                  ======       ======    ======

     Capitalized interest included in capital expenditures amounted to EUR 21 million in 1999, to EUR 55 million in 1998 and to EUR 40 million in 1997

(7)  FINANCIAL ASSETS

     A summary of financial assets follows:

                                                                                 PREDECESSOR
                                                                 SUCCESSOR      -------------
                                                                ------------        AS OF
                                                                   AS OF        DECEMBER 31,
                                                                DECEMBER 31,    -------------
                                                                    1999        1998    1997
                                                                ------------    ----    -----
Companies accounted for under equity method.................         95         165      130
Other companies.............................................         43          41       33
Loans.......................................................         --           7        8
                                                                    ---         ---      ---
                                                                    138         213      171
                                                                    ===         ===      ===

                                   PETROFINA

                        DECEMBER 31, 1999, 1998 AND 1997

(8)  OTHER ASSETS

     A summary of Other Assets follows:

                                                                SUCCESSOR       PREDECESSOR
                                                               ------------    --------------
                                                                                   AS OF
                                                                  AS OF         DECEMBER 31,
                                                               DECEMBER 31,    --------------
                                                                   1999        1998     1997
                                                               ------------    -----    -----
Deferred tax assets, net....................................         73           56       38
Other long term receivables.................................        224          264      253
                                                                  -----        -----    -----
                                                                    297          320      291
                                                                  =====        =====    =====

(9)  STOCKS

     A summary of Stocks follows:

                                                                SUCCESSOR       PREDECESSOR
                                                               ------------    --------------
                                                                                   AS OF
                                                                  AS OF         DECEMBER 31,
                                                               DECEMBER 31,    --------------
                                                                   1999        1998     1997
                                                               ------------    -----    -----
-- Petroleum products.......................................        600          445      701
-- Chemicals products and paints............................        260          370      407
-- Other products and materials.............................         72          163      170
                                                                  -----        -----    -----
                                                                    932          978    1,278
                                                                  =====        =====    =====

     The carrying value of petroleum and chemical products inventories is accounted for using the LIFO method in 1998 and 1997 and is accounted for the FIFO method in 1999 (in accordance with method used by TotalFina for US GAAP presentation).

(10) TRADE DEBTORS

     A summary of Trade Debtors follows:

                                                                SUCCESSOR       PREDECESSOR
                                                               ------------    --------------
                                                                                   AS OF
                                                                  AS OF         DECEMBER 31,
                                                               DECEMBER 31,    --------------
                                                                   1999        1998     1997
                                                               ------------    -----    -----
Trade debtors...............................................      1,914        1,651    1,892
Write-downs on debtors......................................        (53)         (70)     (69)
                                                                  -----        -----    -----
                                                                  1,861        1,581    1,823
                                                                  =====        =====    =====

(11) OTHER DEBTORS

     A summary of Other Debtors follows:

                                                                SUCCESSOR       PREDECESSOR
                                                               ------------    --------------
                                                                                   AS OF
                                                                  AS OF         DECEMBER 31,
                                                               DECEMBER 31,    --------------
                                                                   1999        1998     1997
                                                               ------------    -----    -----
Taxes and withholding taxes to be recovered.................         46           95       57
Deferred tax assets, net....................................         13           39       71
Prepayments and accrued income..............................         29           88       78
Others......................................................        108          185       95
                                                                  -----        -----    -----
                                                                    196          407      301
                                                                  =====        =====    =====

                                   PETROFINA

                        DECEMBER 31, 1999, 1998 AND 1997

(12) OTHER CREDITORS

     A summary of Other Creditors follows:

                                                                SUCCESSOR       PREDECESSOR
                                                               ------------    --------------
                                                                                   AS OF
                                                                  AS OF         DECEMBER 31,
                                                               DECEMBER 31,    --------------
                                                                   1999        1998     1997
                                                               ------------    -----    -----
Excises duties and taxes....................................        298          435      636
Salary and social benefits..................................         65           83       91
Accrued expenses and deferred income........................         52          143      138
Other Creditors.............................................        124          213      273
                                                                  -----        -----    -----
                                                                    539          874    1,138
                                                                  =====        =====    =====

(13) CURRENT AND LONG TERM FINANCIAL DEBT

     A summary of Current and Long Term Financial Debt follows:

                             SHORT TERM BORROWINGS

                                                                 SUCCESSOR       PREDECESSOR
                                                                ------------    --------------
                                                                                    AS OF
                                                                   AS OF         DECEMBER 31,
                                                                DECEMBER 31,    --------------
                                                                    1999        1998     1997
                                                                ------------    -----    -----
Bank Obligations............................................         823          433      597
Commercial Paper............................................           0          343       39
                                                                   -----        -----    -----
                                                                     823          776      636
Current portion of Long Term Debt...........................         277           73      112
                                                                   -----        -----    -----
                                                                   1,100          849      748
                                                                   =====        =====    =====

     Weighted average interest rates on outstanding borrowings at December 31, 1999, 1998 and 1997 were 6.2%, 6.0% and 6.3%, respectively.

                              LONG TERM BORROWINGS

                                                                 SUCCESSOR       PREDECESSOR
                                                                ------------    --------------
                                                                                    AS OF
                                                                   AS OF         DECEMBER 31,
                                                                DECEMBER 31,    --------------
                                                                    1999        1998     1997
                                                                ------------    -----    -----
Bonds and Notes (rates from 4.2% to 9.0% maturing through
  2000).....................................................         233          514      580
Bank Obligations (rates from 0% to 10.7% maturing through
  2012).....................................................         454        1,159      985
Capital Lease Obligations...................................           1            9       34
                                                                   -----        -----    -----
                                                                     688        1,682    1,599
Less current portion........................................        (277)         (73)    (112)
                                                                   -----        -----    -----
                                                                     411        1,609    1,487
                                                                   =====        =====    =====

     The decrease of long term borrowings is mainly due to the sale of American PetroFina Holding Company.

                                   PETROFINA

                        DECEMBER 31, 1999, 1998 AND 1997

                        LONG TERM BORROWINGS BY CURRENCY

                                                                 SUCCESSOR       PREDECESSOR
                                                                ------------    --------------
                                                                                    AS OF
                                                                   AS OF         DECEMBER 31,
                                                                DECEMBER 31,    --------------
                                                                    1999        1998     1997
                                                                ------------    -----    -----
Excludes the effects of currency swap transactions
US Dollars..................................................         428        1,329    1,220
EUR.........................................................         258          339      343
Other currencies............................................           2           14       36
                                                                   -----        -----    -----
                                                                     688        1,682    1,599
                                                                   =====        =====    =====

     As of December 31, 1999 the Group had committed and unused credit facilities with various banks in various currencies totaling EUR 1,138 million. Commitment fees associated with these credit facilities range from 0.07% to 0.20% on undrawn amounts.

     Fixed and variable rate debt is borrowed in the most cost-effective means to manage risk arising from fluctuations in interests rates.

     The aggregate maturities of long term borrowings are as follows: 2000 EUR 277 million -- 2001 EUR 46 million -- 2002 EUR 40 million -- 2003 EUR 49 million -- 2004 EUR 48 million and later EUR 228 million.

     No material amounts of current or long term debt are collateralized with assets of the Group.

(14) FINANCIAL INSTRUMENTS

     Amounts related to PetroFina's financial instruments were as follows:

                                                SUCCESSOR                      PREDECESSOR
                                            ------------------   ---------------------------------------
                                            AS OF DECEMBER 31,   AS OF DECEMBER 31,   AS OF DECEMBER 31,
                                                   1999                 1998                 1997
                                            ------------------   ------------------   ------------------
                                            CARRYING     FAIR    CARRYING     FAIR    CARRYING     FAIR
                                             AMOUNT     VALUE     AMOUNT     VALUE     AMOUNT     VALUE
                                            ---------   ------   ---------   ------   ---------   ------
BALANCE SHEET FINANCIAL INSTRUMENTS:
Marketable securities....................        --        --        179       179        165       165
Long term debt...........................       688       711      1,682     1,726      1,599     1,641
DERIVATIVE INSTRUMENTS:
Interest rate swaps......................        --        --         (7)      (29)        (5)      (19)
Long term currency swaps.................        --        (2)        (1)       (3)        (2)       (3)
Short term forward foreign exchange
  contracts..............................        --         3          1         1          3         3
Commodity contracts......................        --         9          6         6         --        --

     As of December 31, 1999, the Group has no interest rate swap position. The interest rate swaps disclosed in the December 31, 1998 financial statements were booked in PetroFina's US subsidiary; as of December 31, 1999, this subsidiary is no longer included in the consolidation scope.

     For the periods ended December 31, 1999, 1998 and 1997, PetroFina had forward foreign exchange buy contracts and short term currency swaps of EUR 426 million, EUR 667 million and EUR 1,220 million respectively, principally denominated in US dollar, Norwegian krone and British pound, and sell contracts of EUR 422 million, EUR 668 million and EUR 1,220 million respectively, principally denominated in Norwegian krone, British pound and Euro.

     Also for the periods ended December 31, 1999, 1998 and 1997, the Company had crude oil and refined products futures, forward buy contracts and fixed price buying swaps for notional amounts of EUR 56 million, EUR 117 million and EUR 37 million, respectively; and fixed price selling swaps and forward sell contracts of notional amounts of EUR 237 million, EUR 85 million and EUR 57 million, respectively. These contracts are recorded at fair value.

                                   PETROFINA

                        DECEMBER 31, 1999, 1998 AND 1997

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

(15) INCOME TAXES

     Current tax expense for 1999, 1998 and 1997 was EUR 201 million, EUR 181 million and EUR 417 million, respectively. Deferred tax expense for 1999, 1998 and 1997 was EUR 79 million, EUR (49) million and EUR 67 million, respectively.

     The components of deferred income tax expense for each year were as follows:

                                                  SUCCESSOR                   PREDECESSOR
                                               ---------------    -----------------------------------
                                                                                        FOR THE YEAR
                                               FOR THE PERIOD      FOR THE PERIOD          ENDED
                                               FROM JULY 1ST,     FROM JANUARY 1ST,     DECEMBER 31,
                                               TO DECEMBER 31,      TO JUNE 30TH,      --------------
                                                    1999                1999           1998     1997
                                               ---------------    -----------------    -----    -----
Deferred tax expense, excluding items
  below.....................................          (17)                 56            (83)      86
Benefits of tax loss carryforwards..........           40                   6             31       25
Effect of foreign tax rate changes..........           --                  --              1      (31)
Net change in valuation allowance...........           22                 (28)             2      (13)
                                                    -----               -----          -----    -----
Deferred income tax expense.................           45                  34            (49)      67
                                                    =====               =====          =====    =====

     Actual total income tax expense differs from the expected income tax expense using the Belgian statutory income tax rate as follows:

                                                  SUCCESSOR                   PREDECESSOR
                                               ---------------    -----------------------------------
                                                                                        FOR THE YEAR
                                               FOR THE PERIOD      FOR THE PERIOD          ENDED
                                                FROM JULY 1ST     FROM JANUARY 1ST,     DECEMBER 31,
                                               TO DECEMBER 31,      TO JUNE 30TH,      --------------
                                                    1999                1999           1998     1997
                                               ---------------    -----------------    -----    -----
Income before tax and minority interest.....          360                 357            604    1,047
Expected income tax at statutory tax rate of
  40.17%....................................          147                 143            243      421
-- foreign tax rate differences.............           77                  15             72      171
-- uplift benefit(1)........................          (13)                 (1)           (45)     (28)
-- non deductible expenses..................           13                   2             11       25
-- tax free income..........................          (78)                (22)           (69)     (55)
-- change in valuation allowance............           22                 (28)             2      (13)
-- effect of foreign tax rate changes(2)....           --                  --              1      (31)
-- capital losses...........................            1                  (1)           (68)      --
-- other....................................           (3)                  6            (15)      (6)
                                                    -----               -----          -----    -----
Total income tax expense....................          166                 114            132      484
                                                    =====               =====          =====    =====

---------------

(1) Uplift is a special deduction allowed against revenues from oil and gas activities on the Norwegian continental shelf.

(2) Effect primarily of tax rates reduction in the U.K. and in Italy in 1997.

                                   PETROFINA

                        DECEMBER 31, 1999, 1998 AND 1997

     The deferred income tax assets and liabilities are as follows:

                                                                 SUCCESSOR        PREDECESSOR
                                                                ------------    ---------------
                                                                                     AS OF
                                                                   AS OF         DECEMBER 31,
                                                                DECEMBER 31,    ---------------
                                                                    1999        1998      1997
                                                                ------------    -----    ------
Deferred income tax assets:
  -- tax loss carryforwards.................................          100         210       205
  -- deferred uplift(1).....................................           63          60        58
  -- provisions and accrued liabilities.....................          103         102        52
  -- investment deductions..................................           11          12         9
  -- AMT credits(2).........................................            0         174       118
  -- other..................................................           74          24        13
Valuation allowance.........................................          (64)       (159)     (169)
                                                                   ------       -----    ------
Net deferred income tax assets..............................          287         423       286
Deferred income tax liabilities:
  -- PP&E related(3)........................................         (619)       (777)     (736)
  -- untaxed reserves.......................................         (459)       (116)     (125)
                                                                   ------       -----    ------
Total deferred income tax liabilities.......................        (1078)       (893)     (861)
                                                                   ------       -----    ------
Net deferred income tax liability...........................         (791)       (470)     (575)

---------------

(1) Uplift is a special deduction allowed against revenues from oil and gas activities on the Norwegian continental shelf.

(2) AMT credits relate to the alternative minimum tax system in the United States and are credit carryforwards available to reduce future regular income taxes.

(3) Primarily related to depreciation and depletion rate differences.

     At the end of 1999, PetroFina had tax loss carryforwards of EUR 273 million primarily in Belgium, France, Germany and the UK. Carryforward amounts (which are not rate effected) expire as follows:

                                                                  AS OF
                                                               DECEMBER 31,
                                                                   1999
                                                               ------------
2000.......................................................         16
2001.......................................................         64
2002.......................................................          2
2003.......................................................          0
After 2003.................................................          1
Without expiration.........................................        190
                                                                   ---
                                                                   273
                                                                   ===

(16) STATEMENT OF INCOME

A)  PERSONNEL COSTS

                                                                          PROPORTIONAL
                                            FULL CONSOLIDATION           CONSOLIDATION                  TOTAL
                                         ------------------------   ------------------------   ------------------------
                                          1999     1998     1997     1999     1998     1997     1999     1998     1997
                                         ------   ------   ------   ------   ------   ------   ------   ------   ------
                                                                     (NUMBER OF EMPLOYEES)
1. Personnel employed (average)
  Employees...........................    8,105    9,327    9,837      768      702      725    8,873   10,029   10,562
  Management..........................    3,276    4,166    3,878      235      294      235    3,511    4,460    4,113
                                         ------   ------   ------   ------   ------   ------   ------   ------   ------
                                         11,381   13,493   13,715    1,003      996      960   12,384   14,489   14,675
                                                                        (IN EUR MILLION)
2. Personnel costs
  Salaries & social benefits(1).......      718      721      704       60       59       62      778      780      766

                                   PETROFINA

                        DECEMBER 31, 1999, 1998 AND 1997

B)  INTEREST EXPENSES

                                                       SUCCESSOR                 PREDECESSOR
                                                    ---------------   ---------------------------------
                                                                                             FOR THE
                                                    FOR THE PERIOD     FOR THE PERIOD      YEAR ENDED
                                                    FROM JULY 1ST,    FROM JANUARY 1ST,   DECEMBER 31,
                                                    TO DECEMBER 31,     TO JUNE 30TH,     -------------
                                                         1999               1999          1998    1997
                                                    ---------------   -----------------   -----   -----
Interest expense and other financial costs........       (123)              (115)         (207)   (181)
Capitalized interest relating to assets under
  construction....................................         12                  9            55      40
                                                         ----               ----          ----    ----
                                                         (111)              (106)         (152)   (141)
                                                         ====               ====          ====    ====

C)   OTHER FINANCIAL INCOME

                                                       SUCCESSOR                 PREDECESSOR
                                                    ---------------   ---------------------------------
                                                                                             FOR THE
                                                    FOR THE PERIOD     FOR THE PERIOD      YEAR ENDED
                                                    FROM JULY 1ST,    FROM JANUARY 1ST,   DECEMBER 31,
                                                    TO DECEMBER 31,     TO JUNE 30TH,     -------------
                                                         1999               1999          1998    1997
                                                    ---------------   -----------------   -----   -----
Financial income.................................          28                 31            65      37
Exchange rate gain (loss), net...................          (9)               (13)            8     (10)
                                                         ----               ----          ----    ----
                                                           19                 18            73      27
                                                         ====               ====          ====    ====

(17) COMMITMENTS

LEASE EXPENSE

     PetroFina occupies certain marketing and production facilities and uses certain equipment under leasing arrangements. Total rental expense incurred was EUR 15 million for the first Semester 1999 and EUR 15 million for the second Semester 1999, EUR 139 million and EUR 134 million for 1998 and 1997, respectively. Future minimum rental commitments as at December 31, 1999, under operating leases having non cancelable lease terms in excess of one year are detailed in the following schedule. Sublease rentals, contingent rentals, and capital lease obligations are not significant.

2000........................................................    21
2001........................................................    18
2002........................................................    16
2003........................................................    15
2004........................................................    11
Thereafter..................................................    47

     The Group has contractual commitments to spend approximately EUR 80 million related to construction in progress at various locations at December 31, 1999. The Group provided various bank guarantees to both third parties and non-consolidated companies for EUR 30 million at December 31, 1999. The fair value is not readily determinable for these guarantees. The Group receives and grants certain customs guarantees with third parties. Guarantees granted amount to EUR 431 million at December 31, 1999.

(18) CONTINGENCIES

     In its normal course of business, PetroFina is involved in various legal, fiscal and environmental proceedings. Management is of the opinion that the result of these proceedings will not have a material impact on the Group's financial position or results of operations.

     The Group is subject to legislation regarding environmental laws and regulations. This legislation regulates the discharge of materials into the environment and may require the Group to incur future obligations to investigate the effects of the release or disposal of certain petroleum, chemical and mineral substances at various

                                   PETROFINA

                        DECEMBER 31, 1999, 1998 AND 1997

sites; to remediate or restore these sites; to compensate others for damage to property and natural resources and for remediation and restoration costs.

     At December 31, 1999, 1998 and 1997, the Group's accrued environmental liabilities include EUR 213 million, EUR 152 million and EUR 108 million respectively, for dismantlement and removal costs primarily related to the Group's interests in worldwide offshore production facilities. These costs are accrued by the Group on the units-of-production method.

     At December 31, 1999, 1998 and 1997, the Group's recorded accrued liabilities for environmental remediation efforts were EUR 298 million, EUR 261 million and EUR 237 million respectively. At December 31, 1998 and 1997, accrued environmental costs include EUR 15 million and EUR 17 million respectively, for remediation sites in the United States where the Group has been named as a Potentially Responsible Party under United States Superfund legislation.

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

(19) EMPLOYEE BENEFIT PLANS

PENSION PLANS AND OTHER THAN PENSION BENEFITS

     In accordance with the laws and practices of each country, the Company participates in employee benefits pension plans offering death and disability, retirement and special termination benefits. Those plans provide benefits of various types from flat currency amounts per year of service to final pay plans integrated with social security and multi-employer plans.

     Most of pension plans are funded with investments made in various instruments such as insurance contracts and securities. There are no significant investments in the Company's shares.

     For defined contribution plans and multi-employer plans, expenses correspond to the contributions paid. For defined benefit pension plans, accruals and prepaid expenses are determined using the projected unit credit method.

     Special termination benefits are recorded on an accrual basis at the time the offer is accepted by the employees or their representatives.

                                   PETROFINA

                        DECEMBER 31, 1999, 1998 AND 1997

     Disclosures, presented in accordance with SFAS 132, are as follows:

                                                                    PENSION BENEFITS
                                                               --------------------------
                                                                1999      1998      1997
                                                               ------    ------    ------
                                                                 (IN MILLION OF EUROS)
CHANGE IN BENEFIT OBLIGATION
Benefit Obligation at beginning of year.....................      971       943       765
Service cost................................................       33        32        30
Interest cost...............................................       53        62        60
Plan participants contributions.............................        7         5         5
Amendments..................................................        0         7         1
Acquisitions................................................        0         0         0
Disposals...................................................     (288)        0         0
Curtailments................................................        0        (7)        0
Actuarial loss (gain).......................................       37         7        61
Benefits paid...............................................      (49)      (47)      (42)
Others (foreign currency translation).......................       72       (31)       63
                                                               ------    ------    ------
BENEFIT OBLIGATION AT END OF YEAR...........................      836       971       943
CHANGE IN PLAN ASSETS
FAIR VALUE OF PLAN ASSETS AT BEGINNING OF YEAR..............   (1,065)   (1,060)     (859)
Actual return on plan assets................................      (75)      (80)     (141)
Company contributions.......................................       (2)      (20)      (12)
Plan participants contributions.............................       (7)       (5)       (5)
Disposal....................................................      355         0         0
Curtailments................................................        0         9         0
Benefits paid...............................................       43        47        42
Others (foreign currency translation).......................     (101)       44       (85)
                                                               ------    ------    ------
FAIR VALUE OF PLAN ASSETS AT END OF YEAR....................     (852)   (1,065)   (1,060)
FUNDED STATUS OF THE PLAN...................................      (16)      (94)     (117)
Unrecognized actuarial loss.................................        0        29        22
Unrecognized actuarial prior service cost...................        0       (10)       20
Unrecognized actuarial transition obligation................        0        36        45
                                                               ------    ------    ------
ACCRUED/(PREPAID) BENEFIT COST..............................      (16)      (39)      (30)

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligation in excess of plan assets were EUR 367 million, EUR 312 million and EUR 200 million, respectively, as of December 31, 1999.

                                   PETROFINA

                        DECEMBER 31, 1999, 1998 AND 1997

                                                                     OTHER BENEFITS
                                                               --------------------------
                                                                1999      1998      1997
                                                               ------    ------    ------
                                                                 (IN MILLION OF EUROS)
CHANGE IN BENEFIT OBLIGATION
Benefit Obligation at beginning of year.....................       56        59        48
Service cost................................................        3         1         1
Interest cost...............................................        4         4         4
Plan participants contributions.............................        0         1         1
Disposals...................................................      (69)        0         0
Actuarial loss (gain).......................................        0        (2)        2
Benefits paid...............................................       (2)       (4)       (4)
Others (foreign currency translation).......................        9        (3)        7
                                                               ------    ------    ------
BENEFIT OBLIGATION AT END OF YEAR...........................        1        56        59
                                                               ======    ======    ======
FUNDED STATUS OF THE PLAN...................................        1        56        59
Unrecognized actuarial loss.................................        0         0        (1)
Unrecognized actuarial prior service cost...................        0         0         0
Unrecognized actuarial transition obligation................        0         0         0
                                                               ------    ------    ------
ACCRUED BENEFIT COST........................................        1        56        58
                                                               ======    ======    ======

AMOUNTS RECOGNIZED IN THE BALANCE SHEETS CONSIST OF:

                                                    PENSION BENEFITS         OTHER BENEFITS
                                                  --------------------    --------------------
                                                  1999    1998    1997    1999    1998    1997
                                                  ----    ----    ----    ----    ----    ----
                                                             (IN MILLION OF EUROS)
Accrued benefit cost...........................    170     114      98       1      56      58
Prepaid benefit cost...........................   (186)   (139)   (126)
Other Comprehensive income(a)..................             (7)
Intangible assets(a)...........................             (7)     (2)
                                                  ----    ----    ----    ----    ----    ----
NET AMOUNT RECOGNIZED..........................    (16)    (39)    (30)      1      56      58
                                                  ====    ====    ====    ====    ====    ====

---------------

(a) The benefit liability accrued has to be the minimum between the accumulated benefit obligation net of fair value of plan assets and the net amount recognized.

COMPONENTS OF NET PERIODIC COST

     Net periodic cost was as follows:

                                                                     PENSION BENEFITS
                                                      ----------------------------------------------
                                                      PERIOD FROM      PERIOD FROM        FOR THE
                                                      JULY 1, 1999   JANUARY 1, 1999    YEARS ENDED
                                                        THROUGH          THROUGH       DECEMBER 31,
                                                      DECEMBER 31,      JUNE 30,       -------------
                                                          1999            1999         1998    1997
                                                      ------------   ---------------   -----   -----
                                                                  (IN MILLION OF EUROS)
Service cost.......................................         15               17           32      30
Expected interest cost.............................         27               29           62      60
Expected return on plan assets.....................        (40)             (40)         (84)    (79)
Amortization of unrecognized prior service cost....                           0            1      (1)
Amortization of actuarial net loss (gain)..........                           1            0      (7)
Amortization of net transition obligation..........                          (2)          (7)     (7)
                                                         -----            -----        -----   -----
NET PERIODIC BENEFIT COST..........................          2                5            4      (4)
                                                         =====            =====        =====   =====

                                   PETROFINA

                        DECEMBER 31, 1999, 1998 AND 1997

                                                                   PENSION BENEFITS
                                                  --------------------------------------------------
                                                    PERIOD FROM        PERIOD FROM        FOR THE
                                                    JULY 1, 1999     JANUARY 1, 1999    YEARS ENDED
                                                      THROUGH            THROUGH       DECEMBER 31,
                                                    DECEMBER 31,      DECEMBER 31,     -------------
                                                        1999              1999         1998    1997
                                                  ----------------   ---------------   -----   -----
                                                                (IN MILLION OF EUROS)
Service cost...................................            1                  1            1       1
Expected interest cost.........................            2                  2            4       4
                                                       -----              -----        -----   -----
NET PERIODIC BENEFIT COST......................            3                  3            5       5
                                                       =====              =====        =====   =====

WEIGHTED-AVERAGE ASSUMPTIONS AS OF DECEMBER 31

                                                 PENSION BENEFITS         OTHER BENEFITS
                                               --------------------    --------------------
                                               1999    1998    1997    1999    1998    1997
                                               ----    ----    ----    ----    ----    ----
Discount rate..............................    5.2%    7.1%    7.4%    6.9%    7.3%    7.8%
Expected return on plan assets.............    7.8%    8.4%    8.7%

     Regarding the other benefits plans, a one-percentage-point change in assumed health care cost trend rates would have no significant effects.

(20) OTHER PROVISIONS

                                                                               PREDECESSOR
                                                                SUCCESSOR      ------------
                                                               ------------       AS OF
                                                                  AS OF        DECEMBER 31,
                                                               DECEMBER 31,    ------------
                                                                   1999        1998    1997
                                                               ------------    ----    ----
Provisions for site restoration.............................        298        261     237
Pensions and similar commitments............................        213        220     202
Other.......................................................        161        177     194
                                                                  -----        ---     ---
                                                                    672        658     633

(21) COMMON STOCK AND WARRANTS

     PetroFina had issued and outstanding 23,541,786, 23,459,774 and 23,420,432 ordinary shares as at December 31, 1999, 1998 and 1997 respectively. The average number of shares used to calculate basic earnings per share was 23,460,095 for the 1st semester and 23,492,970 for the second semester 1999, 23,440,102 and 23,350,612 for 1998 and 1997 respectively. For the 1st and 2nd semester 1999, the average number of shares used to calculate diluted earnings per share was 23,615,476 and 23,509,206 respectively.

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

     As allowed by Statement of Financial Accounting Standards 123, "Accounting for Stock-Based Compensation," the Group does not recognize compensation expense on the grant of warrants. If compensation expense had been determined based upon the fair value of the warrants on the date of the grant, the Group's net income and earnings per share on both a basic and diluted basis would have been reduced by EUR 6 million, or EUR 0.24 per share in 1997. The weighted average fair value of PetroFina warrants issued in 1997 was EUR 36.93. There were no warrants or options issued to employees in 1999 or 1998. The fair value of each warrant was estimated on the date of grant using a Black-Scholes pricing model for European-type warrants with the following assumptions for 1997: risk free rate of 4.0% (3-year Belgian Government bond yield), expected life of 3 years, volatility of 17% and a dividend yield of 2.8%

                                   PETROFINA

                        DECEMBER 31, 1999, 1998 AND 1997

                                               1999                 1998                 1997
                                        ------------------   ------------------   ------------------
                                        AVERAGE   EXERCISE   AVERAGE   EXERCISE   AVERAGE   EXERCISE
                                        SHARES     PRICE     SHARES     PRICE     SHARES     PRICE
                                        -------   --------   -------   --------   -------   --------
                                                   (EUR)                (EUR)                (EUR)
Outstanding at beginning of year......  110,660    309.87    150,000    309.87         --        --
Granted...............................       --        --         --        --    150,000    309.87
Exercised.............................  (80,358)   309.87    (39,340)   309.87         --        --
Expired/Cancelled.....................       --        --         --        --         --        --
                                        -------    ------    -------    ------    -------    ------
Outstanding at end of year............   30,302    309.87    110,660    309.87    150,000    309.87
                                        =======    ======    =======    ======    =======    ======
Exercisable at end of year............   30,302    309.87    110,660    309.87    150,000    309.87
                                        =======    ======    =======    ======    =======    ======

     PetroFina issued 4,451,060 warrants in conjunction with the merger of Fina, Inc. during August 1998. Each warrant entitles the holder to purchase nine-tenths (0.9) of one ordinary voting share of PetroFina for an exercise price of US$42.25 per PetroFina ADS. The warrants are exercisable for a period of five years from issuance.

(22) INVESTMENTS IN JOINT VENTURES

     The Group consolidates certain jointly owned companies in accordance with proportional consolidation principles, which under U.S. GAAP would be accounted for under the equity method. The aggregate effect of applying the equity methods of accounting would be a decrease in the Group's total assets of EUR 345 million in 1999, EUR 44 million in 1998 and EUR 35 million in 1997.

     This difference in accounting has no effect on shareholders' equity or net income. These jointly owned companies represent two industrial facilities, two smaller plants, and one marketing company. All the above companies operate in either the Group's Downstream or Chemical segments.

     PetroFina's proportionate interests in the joint ventures, included in the Group's consolidated financial statements, are as follows:

                                                                              PREDECESSOR
                                                SUCCESSOR        --------------------------------------
                                            -----------------                             FOR THE YEAR
                                               PERIOD FROM           PERIOD FROM             ENDED
                                            JULY 1ST, THROUGH    JANUARY 1ST, THROUGH     DECEMBER 31,
                                              DECEMBER 31,            JUNE 30TH,         --------------
                                                  1999                   1999            1998     1997
                                            -----------------    --------------------    -----    -----
Current assets...........................            28                   N/A               85      107
Noncurrent assets........................           343                   N/A              450      463
Current liabilities......................          (118)                  N/A             (174)    (190)
Noncurrent liabilities...................          (156)                  N/A             (314)    (307)
Operating revenues.......................           196                   120              310      323
Operating income.........................            (3)                    8               23       20
Net gain(loss)...........................            (2)                    1                6        2
Cash flows provided by/used in:
  Operating activities...................            36                    10               70       93
  Financing activities...................           (31)                    2              (42)     (32)
  Investing activities...................           (18)                  (12)            (101)     (90)

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

     Accounts and Notes Receivable in the Consolidated Balance Sheet include EUR 372 million, EUR 42 million and EUR 7 million at December 31, 1999, 1998 and 1997, respectively, of amounts due from equity affiliates. Accounts Payable include EUR 476 million, EUR 46 million and EUR 27 million at

                                   PETROFINA

                        DECEMBER 31, 1999, 1998 AND 1997

December 31, 1999, 1998 and 1997, respectively, of amounts due to related parties. Sales to related parties were EUR 5 million for the first Semester 1999, EUR 1,707 million for the second Semester 1999, EUR 2 million for 1998 and EUR 3 million for 1997. Sales prices are determined on arms-length principles. The 1999 figures shown for the 2nd semester 1999 include the transactions with the companies of the TotalFina Group which do not belong to the Petrofina Group.

(24) FINANCIAL RELATIONS WITH DIRECTORS AND MANAGERS

     Salaries attributed to staff in charge of daily management (four executive directors with permanent functions and eight general managers) as well as the managers of the main subsidiaries amounted in 1999 to EUR 4.7 million.

     Bonuses allocated to directors and to the eight general managers amounted in 1999 to EUR 1.0 million.

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

             CRUDE OIL (INCLUDING CONDENSATES AND NGL) (UNAUDITED)

                                                          EUROPE
                                                        AND REST OF     NORTH       EQUITY
                                                         THE WORLD     AMERICA    AFFILIATES    TOTAL
                                                        -----------    -------    ----------    -----
                                                                    (IN MILLION BARRELS)
PROVED DEVELOPED AND UNDEVELOPED RESERVES
At December 31, 1996.................................      485.0         77.3        25.8       588.1
                                                           -----        -----        ----       -----
  Production of the year.............................      (48.2)        (4.0)       (1.7)      (53.9)
  Sales of minerals in place.........................         --         (3.8)         --        (3.8)
  Purchases of minerals in place.....................         --          0.5          --         0.5
  Extensions and discoveries.........................       15.7          3.3          --        19.0
  Revisions of previous estimates....................        3.2         (0.7)        0.3         2.8
  Improved recovery(1)...............................       54.5           --          --        54.5
                                                           -----        -----        ----       -----
At December 31, 1997.................................      510.2         72.6        24.4       607.2
                                                           -----        -----        ----       -----
  Production of the year.............................      (45.1)        (4.0)       (2.0)      (51.1)
  Sales of minerals in place.........................         --         (1.0)         --        (1.0)
  Purchases of minerals in place.....................        9.7          0.3          --        10.0
  Extensions and discoveries.........................       73.4          2.4          --        75.8
  Revisions of previous estimates....................       28.7          1.2        (0.5)       29.4
                                                           -----        -----        ----       -----
At December 31, 1998.................................      576.9         71.5        21.9       670.3
                                                           -----        -----        ----       -----
  Production of the year.............................      (41.8)        (3.2)       (1.7)      (46.7)
  Sales of minerals in place.........................      (43.5)       (38.0)         --       (81.5)
  Purchases of minerals in place.....................         --           --          --          --
  Extensions and discoveries.........................       26.5          1.8          --        28.3
  Revisions of previous estimates....................      (45.4)       (32.1)       (5.8)      (83.3)
                                                           -----        -----        ----       -----
At December 31, 1999.................................      472.7           --        14.4       487.1
                                                           =====        =====        ====       =====
PROVED DEVELOPED RESERVES
At December 31, 1997.................................      352.1         18.0        24.3       394.4
At December 31, 1998.................................      375.4         19.0        21.8       416.2
At December 31, 1999.................................      434.5           --        14.4       448.9

---------------

(1) In 1997, the amounts for improved recovery included 35 million barrels for the water injection program for Eldfisk and 19.5 million barrels for the redevelopment of Congolese fields.

                                   PETROFINA

                        DECEMBER 31, 1999, 1998 AND 1997

                            NATURAL GAS (UNAUDITED)

                                                        EUROPE
                                                      AND REST OF     NORTH       EQUITY
                                                       THE WORLD     AMERICA    AFFILIATES     TOTAL
                                                      -----------    -------    ----------    -------
                                                                (IN BILLION OF CUBIC FEET)
PROVED DEVELOPED AND UNDEVELOPED RESERVES
At December 31, 1996...............................     1,349.2       392.8          --       1,742.0
                                                        -------      ------       -----       -------
  Production of the year...........................      (132.3)      (76.6)         --        (208.9)
  Sales of minerals in place.......................          --        (3.7)         --          (3.7)
  Purchases of minerals in place...................          --         0.2          --           0.2
  Extensions and discoveries.......................         6.4        88.4          --          94.8
  Revisions of previous estimates..................       (77.9)       (0.8)         --         (78.7)
  Improved recovery(1).............................        42.6          --          --          42.6
                                                        -------      ------       -----       -------
At December 31, 1997...............................     1,188.0       400.3          --       1,588.3
                                                        -------      ------       -----       -------
  Production of the year...........................      (113.9)      (73.5)         --        (187.4)
  Sales of minerals in place.......................          --       (35.7)         --         (35.7)
  Purchases of minerals in place...................         2.6         1.1          --           3.7
  Extensions and discoveries.......................        14.5       114.2          --         128.7
  Revisions of previous estimates..................      (160.9)       (0.8)         --        (161.7)
                                                        -------      ------       -----       -------
At December 31, 1998...............................       930.3       405.6          --       1,335.9
                                                        -------      ------       -----       -------
  Production of the year...........................       (80.5)      (69.4)         --        (149.9)
  Sales of minerals in place.......................       (26.1)     (344.3)         --        (370.4)
  Purchases of minerals in place...................          --          --          --            --
  Extensions and discoveries.......................          --       109.3          --         109.3
  Revisions of previous estimates..................       (88.7)     (101.2)         --        (189.9)
                                                        -------      ------       -----       -------
At December 31, 1999...............................       735.0          --          --         735.0
                                                        -------      ------       -----       -------
PROVED DEVELOPED RESERVES
At December 31, 1997...............................       916.3       260.1          --       1,176.4
At December 31, 1998...............................       710.5       232.2          --         942.7
At December 31, 1999...............................       735.0          --          --         735.0

---------------

(1) In 1997, the amounts for improved recovery included 42.4 billion cubic feet for the water injection program for Eldfisk.

                                   PETROFINA

                        DECEMBER 31, 1999, 1998 AND 1997

RESULTS OF OPERATIONS FOR PRODUCING ACTIVITIES (UNAUDITED)

     The following table presents the results of operations for oil and gas producing activities for the three years ended December 31,

                                                1999                            1998                            1997
                                    -----------------------------   -----------------------------   -----------------------------
                                      EUROPE                          EUROPE                          EUROPE
                                    AND REST OF    NORTH            AND REST OF    NORTH            AND REST OF    NORTH
                                     THE WORLD    AMERICA   TOTAL    THE WORLD    AMERICA   TOTAL    THE WORLD    AMERICA   TOTAL
                                    -----------   -------   -----   -----------   -------   -----   -----------   -------   -----
                                                                          (IN EUR MILLION)
Revenues:
  Sales and other operating
    revenues......................      668          49      717        346          83      429        403          88      491
  Transfers.......................      240         154      394        471         116      587        737         150      887
Operating Costs...................     (352)        (67)    (419)      (298)        (63)    (361)      (324)        (56)    (380)
Exploration Expenses..............      (28)        (10)     (38)       (52)        (15)     (67)       (55)        (53)    (108)
Depreciation, Depletion and
  Amortization....................     (208)       (201)    (409)      (242)        (76)    (318)      (205)        (86)    (291)
                                       ----        ----     ----       ----        ----     ----       ----        ----     ----
Income Before Taxes...............      320         (75)     245        225          45      270        556          43      599
Income Tax Expenses...............     (229)         30     (199)      (157)        (21)    (178)      (396)        (14)    (410)
                                       ----        ----     ----       ----        ----     ----       ----        ----     ----
Results of Operations from
  Producing Activities (Excluding
  Interest Costs).................       91         (45)      46         68          24       92        160          29      189
                                       ====        ====     ====       ====        ====     ====       ====        ====     ====
Group's Share of Equity Method
  Investees' Results of Operations
  for Producing Activities........        2          --        2         15           1       16         17           2       19
                                       ====        ====     ====       ====        ====     ====       ====        ====     ====

COSTS INCURRED ON OIL & GAS PROPERTIES (UNAUDITED)

     A summary of costs incurred in oil and gas property acquisition, exploration and development activities, (both capitalized and charged to expense) for the periods noted follows:

                                                                 EUROPE
                                                               AND REST OF    NORTH
                                                                THE WORLD    AMERICA   TOTAL
                                                               -----------   -------   -----
                                                                     (IN EUR MILLION)
1999
Acquisition of unproved properties..........................         3          (2)       1
Acquisition of proved properties............................        --          --       --
Exploration costs...........................................        39          16       55
Development costs...........................................       201          87      288
                                                                   ---         ---      ---
  TOTAL.....................................................       243         101      344
                                                                   ===         ===      ===
1998
Acquisition of unproved properties..........................        --          10       10
Acquisition of proved properties............................         9           1       10
Exploration costs...........................................        75          32      107
Development costs...........................................       292         134      426
                                                                   ---         ---      ---
  TOTAL.....................................................       376         177      553
                                                                   ===         ===      ===
1997
Acquisition of unproved properties..........................         2          12       14
Exploration costs...........................................        70          36      106
Development costs...........................................       315         153      468
                                                                   ---         ---      ---
  TOTAL.....................................................       387         201      588
                                                                   ===         ===      ===

     The Group's share of equity affiliates' costs incurred for property acquisition, exploration and development was EUR 1 million in 1999, EUR 4 million in 1998 and EUR 1 million in 1997.

                                   PETROFINA

                        DECEMBER 31, 1999, 1998 AND 1997

SUPPLEMENTAL OIL & GAS DATA -- CAPITALIZED COSTS (UNAUDITED)

                                              1999                             1998                             1997
                                 ------------------------------   ------------------------------   ------------------------------
                                   EUROPE                           EUROPE                           EUROPE
                                 AND REST OF    NORTH             AND REST OF    NORTH             AND REST OF    NORTH
                                  THE WORLD    AMERICA   TOTAL     THE WORLD    AMERICA   TOTAL     THE WORLD    AMERICA   TOTAL
                                 -----------   -------   ------   -----------   -------   ------   -----------   -------   ------
                                                                         (IN EUR MILLION)
Proved Oil and Gas
  Properties...................     4,443          --     4,443      3,495       1,083     4,578      3,135       1,040     4,175
Unproved Oil and Gas
  Properties...................        42          --        42        294         112       406        307         137       444
Support facilities and other...       336          --       336        177         152       329        557         200       757
                                   ------      ------    ------     ------      ------    ------     ------      ------    ------
                                    4,821          --     4,821      3,966       1,347     5,313      3,999       1,377     5,376
                                   ------      ------    ------     ------      ------    ------     ------      ------    ------
Less Accumulated Depreciation
  Depletion, Amortization and
  Impairment...................    (3,032)         --    (3,032)    (2,526)       (739)   (3,265)    (2,510)       (771)   (3,281)
                                   ------      ------    ------     ------      ------    ------     ------      ------    ------
Net capitalized costs..........     1,789          --     1,789      1,440         608     2,048      1,489         606     2,095
                                   ------      ------    ------     ------      ------    ------     ------      ------    ------
Share of Net Capitalized Costs
  of Equity Affiliates.........                              18                               20                               27

                                   PETROFINA

                        DECEMBER 31, 1999, 1998 AND 1997

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

                                              1999                             1998                             1997
                                 ------------------------------   ------------------------------   ------------------------------
                                   EUROPE                           EUROPE                           EUROPE
                                 AND REST OF    NORTH             AND REST OF    NORTH             AND REST OF    NORTH
                                  THE WORLD    AMERICA   TOTAL     THE WORLD    AMERICA   TOTAL     THE WORLD    AMERICA   TOTAL
                                 -----------   -------   ------   -----------   -------   ------   -----------   -------   ------
                                                                         (IN EUR MILLION)
Future cash inflows............    12,665          --    12,665      7,211       1,247     8,458     10,376       1,666    12,042
Future production and
  development costs............    (4,443)         --    (4,443)    (4,189)       (525)   (4,714)    (4,661)       (707)   (5,368)
Future income tax expenses.....    (5,591)         --    (5,591)    (1,657)       (130)   (1,787)    (3,423)       (204)   (3,627)
FUTURE NET CASH FLOWS..........     2,631          --     2,631      1,365         592     1,957      2,292         755     3,047
                                   ------      ------    ------     ------      ------    ------     ------      ------    ------
10% annual discount for
  estimated timing of cash
  flows........................      (847)         --      (847)      (457)       (243)     (700)      (833)       (289)   (1,122)
                                   ------      ------    ------     ------      ------    ------     ------      ------    ------
Standardized measure of
  discounted future net cash
  flows........................     1,784          --     1,784        908         349     1,257      1,459         466     1,925
                                   ------      ------    ------     ------      ------    ------     ------      ------    ------
Enterprise's share of equity
  method investee's
  standardized measure of
  discounted future net cash
  flows........................        41          --        41         17          --        17         36          --        36

                                   PETROFINA

                        DECEMBER 31, 1999, 1998 AND 1997

CHANGE IN THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
(UNAUDITED)

                                                                1999      1998      1997
                                                               ------    ------    ------
                                                                    (IN EUR MILLION)
STANDARDIZED MEASURE (beginning of year)....................    1,257     1,925     2,195
Change in sales prices related to future production.........    3,992    (1,527)   (1,500)
Change in estimated future lifting and development costs....      (75)       12      (262)
Sales and transfers of oil and gas produced during the
  period,
  net of production costs...................................     (691)     (664)   (1,019)
Extensions, discoveries and improved recovery, less related
  costs.....................................................      (92)      330       437
Revisions in previously estimated quantities................       (2)     (304)     (286)
Previously estimated development costs incurred during the
  period....................................................      248       435       398
Sales of minerals in place..................................     (683)      (31)      (24)
Purchases of minerals in place..............................       --        10         3
Accretion of discount.......................................      262       377       557
Net change in income taxes(*)...............................   (2,408)      813     1,241
Exchange effect.............................................      (24)     (119)      185
                                                               ------    ------    ------
STANDARDIZED MEASURE (END OF YEAR)..........................    1,784     1,257     1,925
                                                               ======    ======    ======

---------------

(*) A significant portion of the Group's production is located on the Norwegian continental shelf. These activities carry a higher tax burden due to specific petroleum tax legislation enacted in Norway.

                                                                            LOGO
                   REPORT OF INDEPENDENT AUDITORS ON SCHEDULE

To the Shareholders and the Board of Directors of PetroFina S.A.:

     We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of PetroFina, S.A. and its subsidiaries (together "the Company") as of December 31, 1999 included in the Form 20-F, and have issued our report thereon dated April 7, 2000.

     The accompanying schedule, the consolidated valuation and qualifying accounts, is the responsibility of the Company's management and is presented for purpose of complying with the Securities and Exchange Commission's rules and regulations and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of December 31, 1999, and in our opinion, fairly states, in all material respects, the financial data required to be set forth therein in relation to the basic financial statements as of December 31, 1999, taken as a whole.

ARTHUR ANDERSEN
Reviseurs d'Entreprises

---------------------------------------------------------
Guy Wygaerts

April 7, 2000
Brussels, Belgium

LOGO

                 REPORT OF INDEPENDENT AUDITORS ON SCHEDULE II

To the Shareholders and the Board of Directors of PetroFina S.A.:

     We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of PetroFina S.A. and its subsidiaries (together "the Company") included in the Form 20-F for the years ended December 31, 1998 and 1997, and have issued our report hereon dated March 23, 1999.

     This schedule is the responsibility of the Company's management and is presented for purpose of complying with the Securities and Exchange Commission's rules and regulations and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, fairly states, in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

April 7, 2000

Brussels, Belgium

Deloitte & Touche, Reviseurs d'Entreprises

                                                                     SCHEDULE II

                                   PETROFINA

                 CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

                                                                  AS OF DECEMBER 31,
                                               ---------------------------------------------------------
                                               BALANCE AT      CHARGED                        BALANCE AT
                                               BEGINNING       TO COSTS                         END OF
                                               OF PERIOD     AND EXPENSES    DEDUCTIONS(1)      PERIOD
                                               ----------    ------------    -------------    ----------
                                                                   (IN EUR MILLION)
December 31, 1997
-- allowance for doubtful receivables.......        70              5               (6)            69
-- inventory valuation reserve..............        13              9               (9)            13
December 31, 1998
-- allowance for doubtful receivables.......        69              7               (6)            70
-- inventory valuation reserve..............        13            208               --            221
December 31, 1999
-- allowance for doubtful receivables.......        70             20              (37)            53
-- inventory valuation reserve..............       221             30             (215)            37

---------------

(1) Utilization and monetary adjustments and variations in scope of consolidated companies.

                                 EXHIBIT INDEX



EXHIBITS



                                                                              PAGE
                                                                              ----
Exhibit 23.1    Consent of Arthur Andersen Reviseurs d'Entreprises..........  E-2
Exhibit 23.2    Consent of Deloitte & Touche Reviseurs d'Entreprise.........  E-3
Exhibit 23.3    Consent of Klynveld Peat Marwick Goerdeler Reviseurs          E-4
                d'Entreprises...............................................
Exhibit 23.4    Consent of Klynveld Peat Marwick Goerdeler Reviseurs          E-5
                d'Entreprises...............................................
Exhibit 23.5    Consent of KPMG Accountants N.V.............................  E-6
Exhibit 23.6    Consent of KPMG LLP.........................................  E-7
Exhibit 23.7    Consent of KPMG.............................................  E-8